Use these links to rapidly review the document

INDEX TO FINANCIAL STATEMENTS

As confidentially submitted to the Securities and Exchange Commission on February 13, 2014

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM S-11
FOR REGISTRATION UNDER
THE SECURITIES ACT OF 1933 OF SECURITIES
OF CERTAIN REAL ESTATE COMPANIES

STORE CAPITAL CORPORATION
(Exact name of registrant as specified in governing instruments)

8501 East Princess Drive, Suite 190
Scottsdale, Arizona 85255
(480) 256-1100
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Christopher H. Volk
President and Chief Executive Officer
STORE Capital Corporation
8501 East Princess Drive, Suite 190
Scottsdale, Arizona 85255
(480) 256-1100
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Paul E. Belitz Brian V. Caid Jonathan W. Heggen Kutak Rock LLP 1801 California Street, Suite 3000 Denver, Colorado 80202 Phone: (303) 297-2400 Facsimile: (303) 292-7799	Cynthia A. Rotell Arash Aminian Baghai Latham & Watkins LLP 355 South Grand Avenue Los Angeles, CA 90071 Phone: (213) 485-1234

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this registration statement.

          If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:    ☐

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(1)

Common Stock, $0.01 par value per share	$	$

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

(2)
Includes shares that the underwriters have an option to purchase.

          The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated                    , 2014

PROSPECTUS

SHARES

COMMON STOCK

        STORE Capital Corporation is an internally managed net-lease Real Estate Investment Trust, or REIT, that is a leader in the acquisition, investment and management of Single Tenant Operational Real Estate, which is our target market and the inspiration for our name. We are one of the largest and fastest growing net-lease REITs and own a large, well-diversified portfolio that consists of investments in 622 property locations in 42 states as of December 31, 2013.

        We are offering            shares of our common stock, $0.01 par value per share. All of the shares of common stock offered by this prospectus are being sold by us. This is our initial public offering, and no public market exists for our shares. We expect the initial public offering price to be between $        per share and $        per share.

        We are an "emerging growth company," as that term is used in the Jumpstart Our Business Startups Act, and, as such, we will be subject to reduced public company reporting requirements.

        We have elected to qualify as a REIT for U.S. federal income tax purposes. Shares of our common stock are subject to limitations on ownership and transfer that are primarily intended to assist us in maintaining our qualification as a REIT. Our charter will contain certain restrictions relating to the ownership and transfer of our common stock, including, subject to certain exceptions, a 9.8% limit, in value or by number of shares, whichever is more restrictive, on the ownership of outstanding shares of our common stock and a 9.8% limit, in value, on the ownership of shares of all classes and series of our outstanding stock. See "Description of Stock—Restrictions on Ownership and Transfer."

        After the completion of this offering, certain investment funds managed by Oaktree Capital Management, L.P. or their respective subsidiaries that are invested in us, whom we refer to collectively as our controlling stockholder, will own a majority of the combined voting power of our common stock, will have the ability to elect a majority of our board of directors and will have substantial influence over our governance.

        We intend to apply to list our common stock on the            under the symbol "        ."

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 13 for factors you should consider before investing in our common stock.

	Per Share	Total

Public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds, before expenses, to us	$	$

        The underwriters may also purchase up to an additional            shares of our common stock from us at the public offering price, less the underwriting discounts and commissions, to cover over-allotments, if any, within 30 days of the date of this prospectus.

        We expect to deliver the shares of common stock to the purchasers on our about                        , 2014.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                        , 2014

i

        We have not authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by us or on our behalf or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

TRADEMARKS

        This prospectus contains references to our copyrights, trademarks and service marks and to those belonging to other entities. Solely for convenience, copyrights, trademarks, trade names and service marks referred to in this prospectus may appear without the © or ® or ™ or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these copyrights, trademarks, trade names and service marks. We do not intend our use or display of other companies' trade names, copyrights, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

STATEMENT REGARDING INDUSTRY AND MARKET DATA

        Any market or industry data contained in this prospectus is based on a variety of sources, including internal data and estimates, independent industry publications, government publications, reports by market research firms or other published independent sources. Industry publications and other published sources generally state that the information they contain has been obtained from third-party sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of such information. Our internal data and estimates are based upon our senior leadership team's analysis of the target market and business sectors in which we operate, as well as information obtained from trade and business organizations and other contacts in our target markets and business sectors, and such information has not been verified by any independent sources. Accordingly, investors should not place significant reliance on such data and information.

ii

 PROSPECTUS SUMMARY

        This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before deciding whether to invest in our common stock. You should read this entire prospectus carefully, including the "Risk Factors" section and our consolidated financial statements and the notes to those statements included in this prospectus, before making an investment decision.

        Unless the context requires otherwise, the words "S|T|O|R|E," "we," "company," "us" and "our" refer to STORE Capital Corporation and its subsidiaries.

 Our Company

        S|T|O|R|E is an internally managed net-lease real estate investment trust, or REIT, that is a leader in the acquisition, investment and management of Single Tenant Operational Real Estate, or STORE Properties, which is our target market and the inspiration for our name. S|T|O|R|E continues the investment activities of our senior leadership team, which has been investing in single-tenant operational real estate for over three decades. We are one of the largest and fastest-growing net-lease REITs and own a large, well-diversified portfolio that consists of investments in 622 property locations operated by 148 customers in 42 states as of December 31, 2013. Our customers operate across a wide variety of industries within the service, retail and industrial sectors of the U.S. economy, with restaurants, early childhood education centers, movie theaters, furniture stores and health clubs representing the top industries in our portfolio. We estimate the market for STORE Properties to be among the nation's largest real estate sectors, exceeding $2 trillion in market value.

        We provide net-lease solutions principally to middle-market companies that own STORE Properties. A STORE Property is a real property location at which a company operates its business and generates sales and profits, which makes the location fundamentally important to that business. Our net-lease solutions are designed to provide a long-term, lower-cost solution to improve our customers' capital structures and, therefore, be a preferred alternative to real estate ownership.

        In addition to the value we provide our customers, we also seek to create value for our stockholders by:

  •
  Originating real estate investments that provide superior returns.  More than 75% of our investments (by dollar volume) have been originated by our internal origination team through direct customer relationships using our form financing documents. Our focus on direct originations allows us to offer custom-tailored financing solutions, superior customer service and greater certainty of execution for which our customers generally are willing to pay a higher lease rate. The result has been that, since our founding, we have realized average initial lease and loan rates measurably higher than those available in the broad broker, or auction, marketplace, as depicted in the table below.

S|T|O|R|E's Net-Lease Pricing Advantage

    Our stockholder returns are also enhanced by rent payment escalations in our leases, which provide a stable source of internal revenue growth. As of December 31, 2013, substantially all of our leases provided for payment escalations, with approximately 64% providing for annual escalations. The weighted average annual escalation of the base rent and interest in our portfolio is 1.7% (if the escalations in all of our leases are expressed on an annual basis).

  •
  Implementing innovative and judicious borrowing strategies.  We seek to employ leverage judiciously, using diverse sources of fixed-rate, long-term financing. S|T|O|R|E is one of the few REITs with an A-rated borrowing capacity from Standard & Poor's Ratings Services. Our largest borrowing source is our private conduit program, STORE Master Funding, which was pioneered by our senior leadership team in 2005, under which A-rated notes are issued in series to institutional investors in the asset-backed securities market. These notes have provided us with access to long-term, low-cost capital and the flexibility to manage our portfolio and provide our customers with operational flexibility that can enhance their business value.

  •
  Continuing to grow through accretive investments.  Our origination team has been one of the most active in the nation, evaluating an extensive list of potential investment opportunities, or pipeline, which currently exceeds $4 billion. The size of our pipeline permits us to be highly selective with respect to our investments while acquiring a large investment portfolio. Our pipeline has been the engine for S|T|O|R|E's investment growth from its founding in 2011 to an investment portfolio that totals more than $1.71 billion as of December 31, 2013, as depicted in the chart below. We intend to continue to grow our portfolio by pursuing value-added investment opportunities.

S|T|O|R|E's Total Investment Portfolio at Quarter End

  •
  Managing investment risk.  We believe that diligent investment underwriting, strong lease documentation that forges alignments of interest with our customers, portfolio diversity and proactive portfolio management are important to protect stockholder returns. Each of our investments has been backed by an attention to underwriting, documentation and ongoing portfolio monitoring developed by our senior leadership team over a period of 30 years.

  •
  Operating a scalable and efficient platform.   S|T|O|R|E is the most efficient and scalable platform ever constructed by our senior leadership team, supported by investments in the latest generations of scalable servicing, information and customer relationship management technologies.

        S|T|O|R|E was founded by members of our senior leadership team in May 2011. Over the past 30 years, our team has invested more than $11 billion in STORE Properties through public limited partnerships and two private and public real estate investment trusts. The two public real estate investment trusts, Franchise Finance Corporation of America and Spirit Finance Corporation (now Spirit Realty Capital, Inc.), were both listed on the New York Stock Exchange until they were sold in 2001 and 2007, respectively. Our Chairman of the Board, Morton H. Fleischer, our Chief Executive Officer, Christopher H. Volk, and our Chief Financial Officer, Catherine Long, have been working together since the mid-1980s. All of the members of our senior leadership team were employed by one or more of the prior companies founded by members of our senior leadership team.

        Prior to this offering, a substantial portion of our equity capital has been provided by certain investment funds managed by Oaktree Capital Management, L.P. either directly or through certain of its subsidiaries. Oaktree is a publicly held, global investment management firm specializing in alternative investments with approximately $83 billion in assets under management as of December 31, 2013. Its parent company, Oaktree Capital Group, LLC, is publicly traded on the New York Stock Exchange under the symbol "OAK." We have also received equity investments from several pension and other institutional investors, whose investments in us are managed by Oaktree, as well as investments from certain members of our senior leadership team. We believe we are the only REIT investing in STORE Properties that has been capitalized primarily by large, sophisticated institutional investors. Through this offering, we intend to supplement our initial private institutional equity capital with public capital to facilitate our growth and continued improvement in our capital efficiency.

Our Target Market

        We are a leader in providing real estate financing solutions principally to middle-market businesses that own STORE Properties and operate in the service, retail and industrial sectors of the U.S. economy. We estimate the market for STORE Properties to exceed $2 trillion in market value.

        We define middle-market companies as those having approximate annual gross revenues of between $20 million and $300 million, although some of our customers have annual revenues substantially in excess of $300 million. Most of our customers do not have credit ratings, while some have ratings from rating agencies that service insurance companies or fixed income investors. Most of these unrated companies either prefer to be unrated or are simply too small to issue debt rated by a nationally recognized rating agency in a cost-efficient manner.

        Despite the market's size, the financing marketplace for STORE Properties is highly fragmented, with few participants addressing the long-term capital needs of middle-market and larger companies. While we believe our net-lease financing solutions can add value to a wide variety of companies, we believe we fulfill the greatest needs of bank-dependent, middle-market companies that generally have less access to efficient sources of long-term capital. S|T|O|R|E was formed to capitalize on this market opportunity to address the capital needs of middle-market companies by offering them a superior alternative to financing their real estate with traditional mortgage or bank debt and their own equity.

Our Competitive Strengths

        We believe we possess the following competitive strengths that enable us to implement our business and growth strategies and distinguish us from other market participants, allowing us to compete effectively in the single-tenant, net-lease market:

  •
  Superior Origination and Underwriting Capabilities.  Our internal origination team uses a combination of referrals, our proprietary database of approximately 7,000 prospective companies, real estate brokers and advertisements on national commercial real estate listing services to source the most attractive investments. Our primary focus is on direct originations, which have accounted for more than 75% of our investment originations (by dollar volume), and which we believe enable us to deliver higher returns to our stockholders and provide superior value to our customers.

    We originate our investment portfolio using underwriting procedures developed by our senior leadership team over several decades. Each investment in our portfolio has three payment sources for underwriting, which is the characteristic that STORE Properties have in common. The first and primary source of payment is unit- or store-level profitability, since the distinguishing characteristic of a STORE Property is that sales and profits are generated at the property location. The second source of payment is the overall corporate credit and the availability of cash flow from all of our customer's assets to support all of its obligations (including its obligations to S|T|O|R|E). The third and final source of payment is the value of the real estate that we will acquire; our general guideline is that we will not invest in a STORE Property for an amount greater than its replacement cost. We believe our origination and underwriting procedures enable us to identify and manage risk, decrease the potential effect of future defaults and increase the recovery rate for any defaulted investment assets.

  •
  Large, Diversified Portfolio.  As of December 31, 2013, we had invested approximately $1.71 billion in 622 property locations. Our portfolio is highly diversified with 148 customers operating under 128 different brand names, or concepts, across 42 states and over three dozen industry groups. None of our customers represented more than 4% of our portfolio at December 31, 2013, based on annualized base rent and interest. Our portfolio's diversity decreases the impact on us of an adverse event affecting a specific customer, industry or region, thereby increasing the stability of our cash flows. We expect that additional acquisitions in the future will further increase the diversity of our portfolio.

  •
  A-Rated Borrowing Capacity.  We are one of the few REITs to have an A-rated borrowing capacity from Standard & Poor's Ratings Services for structured finance products. This rating supports our STORE Master Funding program, which lowers our borrowing costs, allows us to deliver more competitive financial terms to our customers and enhances our operational flexibility by enabling us to: substitute assets in the collateral pool; sell under-performing assets and reinvest the proceeds in better-performing properties; advance additional funds to customers for property expansion or improvements; and issue additional notes in future series that reflect the increase in the value of properties or the entire collateral pool. We also are able to offer certain of these features to our customers thereby enhancing their business value. We believe this is a significant competitive advantage for us since these features are not common in the traditional lending market or typically offered by other financing sources. We refer to these features as "Master Funding Solutions," and we market them as such to our customers.

  As of September 30, 2013, we had an aggregate outstanding principal balance of approximately $665 million of non-recourse, net-lease mortgage notes issued under STORE Master Funding, all of which were A-rated by Standard & Poor's; and our total non-recourse debt, including both our STORE Master Funding notes and our discrete CMBS debt, had an aggregate outstanding principal balance of approximately $803 million, a weighted average maturity of 7.8 years and a weighted average interest rate of 4.96%. As of December 31, 2013, the total outstanding principal balance of non-recourse debt obligations of our consolidated special purpose entities was approximately $992 million (or $1.05 billion, which includes $60.5 million of Class B net-lease mortgage notes which were issued and retained by our subsidiaries).

  The use of non-recourse, long-term debt is designed to reduce our cost of capital and interest rate sensitivity, and improve our corporate operating flexibility.

  •
  Return Stability and Predictability.  We believe the following attributes of our business enable us to achieve favorable risk-adjusted returns compared to portfolios consisting of larger, rated investment-grade customers: our portfolio is highly diversified across customers, concepts and regions; we make real estate investments in broad, fundamental industries that we believe have a low likelihood of functional obsolescence; we base investment decisions upon disciplined underwriting and acquisition procedures; we seek to enter into long-term leases with built-in lease escalators; we use master leases and cross-defaulted leases, where appropriate, to mitigate risk (75% of our investments in multiple properties with a single customer were in the form of a master lease as of December 31, 2013); and we require corporate and unit-level financial reporting from our customers, which provides us with a better ability to assess and manage risk.

  •
  Proprietary Information Platform and Proactive Property and Tenant Management.  The design of our proprietary, highly scalable technology platform, which was led by our senior leadership team based on their 30 years of experience in the net-lease industry, provides us the ability to proactively manage our investment portfolio.

  •
  Experienced and Nationally Recognized Senior Leadership Team with Proven Track Record.  Members of our senior leadership team have been engaged in the acquisition, investment and management of STORE Properties since 1980. Our President and Chief Executive Officer, Christopher H. Volk, and Chairman of the Board, Morton H. Fleischer, each have over 30 years of experience originating, acquiring, operating, financing and managing STORE Properties. Messrs. Volk and Fleischer, together with other members of our senior leadership team, have organized, operated and sold two New York Stock Exchange-listed REITs, both of which invest in STORE Properties.

  Since 1980, our senior leadership team has successfully originated and invested more than $11 billion in STORE Properties, which we believe to represent more internally originated, or organic, investment activity than any other single market participant. Collectively, the prior investments of our senior leadership team have represented $4 billion in equity capital and $6 billion in investor distributions.

  The substantial experience and knowledge of our senior leadership team has resulted in S|T|O|R|E having an extensive network of contacts in the businesses we seek to finance, as well as in the investment banking, real estate broker, financial advisory and lending communities.

Our Business and Growth Strategies

        Our objective is to create a market-leading platform for the acquisition, investment and management of STORE Properties that will provide attractive risk-adjusted returns and a stable source of income for our stockholders. We have identified and implemented the following business strategies to achieve this objective:

  •
  Realize Stable Income and Internal Growth.  We seek to make investments that generate strong current income as a result of the difference, or spread, between the rate we earn on our assets and the rate we pay on our liabilities (primarily our long-term debt). We intend to augment that income with internal growth. We seek to realize superior internal growth through a combination of (1) a target dividend payout ratio that permits some free cash flow reinvestment and (2) cash generated from the 1.7% weighted average annual escalation of base rent and interest in our portfolio (as of December 31, 2013). We believe this will enable strong dividend growth without relying exclusively on future common stock issuances to fund new portfolio investments. Additionally, our weighted average lease term of 16 years and superior underwriting and portfolio monitoring capabilities, which reduce default losses, are intended to make our cash flows highly stable.

  •
  Capitalize on Direct Origination Capabilities for External Growth.  As a market leader in STORE Property investment originations with an investment pipeline currently exceeding $4 billion in opportunities under evaluation, we plan to complement our internal growth with continued new investments that will expand our platform and raise investor cash flows. The size of our investment pipeline permits us to be highly selective with respect to our investments while maintaining a large volume of potential investments. We seek to capitalize on our direct customer relationships and our ability to add value to our customers through our tailored net-lease financing solutions in order to continue to accumulate a diversified investment portfolio with asset-level returns that exceed those that would otherwise be available to our stockholders in similar investments. In 2013, we made over $800 million of new investments, which was substantial relative to our year-end 2012 reported assets of $980 million. We expect to continue to grow rapidly as we meet the needs of our middle-market customers.

  •
  Leverage our Highly Scalable Platform and Superior Capabilities to Drive Growth.  Building on our 30 years of experience in net-lease real estate investments, we have developed superior capabilities spanning deal origination, underwriting, financing, documentation and property management. Our platform is highly scalable and we will seek to leverage these capabilities to improve our efficiency and process integrity and drive superior risk-adjusted growth.

  •
  Continue to Focus on Middle-Market Companies Operating STORE Properties in the Net-Lease Market.  We believe we have selected the most attractive investment opportunity within the net-lease market, STORE Properties, and targeted the most attractive customer type within that market, middle-market companies. We intend to continue to focus on this market given its strong fundamentals and growth potential. Within the net-lease market for STORE Properties, our value proposition is most compelling to middle-market, bank-dependent companies who are not rated by any nationally recognized rating agency due to their size or capital markets preferences, but who have strong credit metrics. While our lease financing solutions can add value to a wide variety of companies, we believe we fulfill the greatest needs of these companies that generally have less access to efficient sources of long-term capital and are not generally targeted by other market participants (many of whom prefer to focus on broader net-lease investment opportunities offered by larger real estate intensive companies with credit ratings).

  •
  Actively Manage our Balance Sheet to Maximize Capital Efficiency.  With substantial capital markets history spanning individual and institutional investors and the issuance of secured and unsecured debt, our senior leadership team seeks to select funding sources designed to permanently lock-in long-term investment spreads and limit interest rate sensitivity while realizing more efficient capital costs than our customers and more efficient borrowings than would be available to individual investors. We seek to maintain a prudent balance between the use of debt (which includes STORE Master Funding, CMBS borrowings, insurance borrowings, bank borrowings and possibly preferred stock issuances) and equity financing. We target a level of debt within a range of six to seven times our earnings before interest, taxes, depreciation and amortization.

Our Real Estate Investment Portfolio

        As of December 31, 2013, our total investment in real estate and loans approximated $1.71 billion, representing investments in 622 property locations. These investments generate our cash flows from contracts predominantly structured as net-leases, mortgage loans and combinations of leases and mortgage loans, or hybrid leases. The weighted average non-cancellable remaining term of our leases and loans, at December 31, 2013, was 16 years.

        Our real estate investments are diversified by customer, concept, industry and geographic location. As of December 31, 2013, our investments were spread across 148 customers operating in 42 states, 128 concepts and over three dozen industry groups. Our top five concepts as of December 31, 2013 were Applebee's, Ashley Furniture Homestore, O'Charley's (restaurants), Gander Mountain (sporting goods) and Popeye's Louisiana Kitchen; combined, these concepts represented 20% of annualized base rent and interest. Our top five industries as of December 31, 2013 were restaurants, early childhood education centers, movie theaters, furniture stores and health clubs. Combined, these industries represented 63% of annualized base rent and interest. None of our customers represented more than 4% of our annualized base rent and interest at December 31, 2013. Our geographic diversification by annualized base rent and interest is displayed below.

 Our Structure

        We were formed as a Maryland corporation on May 17, 2011. The following chart illustrates our organizational structure after the completion of this offering:

Distribution Policy

        We intend to continue to qualify as a REIT for U.S. federal income tax purposes. The Internal Revenue Code of 1986, as amended, or the Code, generally requires that a REIT annually distribute at least 90% of its REIT taxable income, determined without regard to the deduction for dividends paid and excluding any net capital gain, and imposes tax on any taxable income retained by a REIT, including capital gains. To satisfy the requirements for qualification as a REIT, we intend to make regular quarterly distributions to the holders of our common stock. Any distributions will be at the sole discretion of our Board of Directors and their form, timing and amount, if any, will depend upon a number of factors, including our actual and projected results of operations, liquidity, cash flows and financial condition; our debt service requirements; our capital expenditures; prohibitions and other limitations under our financing arrangements; our REIT taxable income; our annual REIT distribution requirements; applicable law; and such other factors as our Board of Directors deems relevant. We cannot guarantee whether or when we will be able to make distributions or that any distributions will be sustained over time. See "Distribution Policy."

Our Tax Status

        We have elected to be taxed as a REIT, commencing with our initial taxable year ended December 31, 2011. Our qualification as a REIT, and maintenance of such qualification, will depend upon our ability to meet, on a continuing basis, various complex requirements under the Code relating to, among other things, the sources of our gross income, the composition and values of our assets, our distributions to our stockholders and the concentration of ownership of our equity shares. We believe that, commencing with our initial taxable year ended December 31, 2011, we have been organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and we intend to continue to operate in a manner that will enable us to meet the requirements for qualification and taxation as a REIT. In connection with this offering of our common stock, we have received an opinion from Kutak Rock LLP to the effect that we have been organized and have operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and that our current organization and proposed method of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT.

Emerging Growth Company Status

        We currently qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies," including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy or information statements, exemptions from the requirements of holding a non-binding advisory vote on executive compensation and seeking stockholder approval of any golden parachute payments not previously approved and not being required to adopt certain accounting standards until those standards would otherwise apply to private companies.

        Although we are still evaluating our options under the JOBS Act, we may take advantage of some or all of the reduced regulatory and reporting requirements that will be available to us so long as we qualify as an "emerging growth company," except that we have irrevocably elected not to take advantage of the extension of time to comply with new or revised financial accounting standards available under Section 102(b) of the JOBS Act. If we do take advantage of any of these exemptions, some investors may find our securities less attractive, which could result in a less active trading market for our common stock, and our stock price may be more volatile.

        We could remain an "emerging growth company" until the earliest to occur of: (i) the last day of the fiscal year following the fifth anniversary of this offering; (ii) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion; (iii) the date that we become a "large accelerated filer" as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or (iv) the date on which we have issued more than $1 billion in non-convertible debt securities during the preceding three-year period.

Summary Risk Factors

        An investment in our securities involves risks. You should consider carefully the risks discussed below and described more fully along with other risks under "Risk Factors" in this prospectus before investing in our securities.

  •
  Our business depends on our customers successfully operating their businesses on real estate we finance for them, and their failure to do so could materially and adversely affect our business.

  •
  Our investments are and are expected to continue to be concentrated in the single-tenant, middle-market sector, and if the demand of single-tenant, middle-market companies for net-lease financing fails to increase or decreases, or if the supply of net-lease financing increases in this sector, we could be materially and adversely affected.

  •
  If we do not have sufficient access to debt and equity, we will be unable to continue to grow by acquiring STORE Properties.

  •
  We depend on the asset-backed securities market and the commercial-mortgage-backed securities market for our long-term debt financing.

  •
  Failure to mitigate our exposure to interest rate volatility may materially and adversely affect us.

  •
  A significant portion of our assets have been pledged to secure the long-term borrowings of our subsidiaries.

  •
  Loss of our key personnel could materially impair our ability to operate successfully.

  •
  We have a limited operating history, and our past experience may not be sufficient to allow us to successfully operate as a public company going forward.

  •
  Our controlling stockholder has substantial influence over our business, and its interests may differ from our interests or those of our other stockholders.

  •
  Upon the listing of our common stock on the                , we will be a "controlled company" within the meaning of the                 's rules, and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

  •
  Our board of directors may change our investment strategy, financing strategy or leverage policies without stockholder consent.

  •
  Certain provisions of Maryland law may limit the ability of a third party to acquire control of us, which may not be in our stockholders' best interests.

  •
  Limitations on share ownership and limitations on the ability of our stockholders to effect a change in control of us restrict the transferability of our stock and may prevent takeovers that are beneficial to our stockholders.

  •
  If we fail to implement and maintain an effective system of integrated internal controls, we may not be able to accurately report our financial results.

  •
  We will incur significant expenses as a result of being a public company, which will negatively impact our financial performance.

  •
  We are an emerging growth company, and the reduced reporting requirements applicable to emerging growth companies may make our common stock less attractive to investors.

  •
  There is no existing market for our common stock, and the share price for our common stock may fluctuate significantly.

  •
  We would incur adverse tax consequences if we fail to qualify as a REIT.

Corporate Information

        Our principal executive offices are located at 8501 East Princess Drive, Suite 190, Scottsdale, Arizona 85255. Our main telephone number is (480) 256-1100. Our Internet website is http://www.storecapital.com. The information contained in, or that can be accessed through, our website is not incorporated by reference in or otherwise a part of this prospectus.

 THE OFFERING

Common stock we are offering	shares
Common stock to be outstanding after this offering	shares
Use of proceeds

We estimate that the net proceeds to us from this offering after expenses will be approximately $          million, or approximately $          million if the underwriters fully exercise their option to purchase additional shares, assuming an initial public offering price of $        per share (the midpoint of the initial public offering price range set forth on the cover page of this prospectus). We intend to use the net proceeds from this offering for investments in properties in the ordinary course of our business and for general business and working capital purposes. See "Use of Proceeds."

Proposed symbol
Risk factors

An investment in our common stock involves risks. You should carefully consider the matters discussed in the section "Risk Factors" beginning on page 13 prior to deciding whether to invest in our common stock.

Distribution policy	We intend to make regular quarterly distributions to holders of our common stock as required to maintain our REIT qualification for U.S. federal income tax purposes. See "Distribution Policy."
U.S. federal income tax considerations	For the material U.S. federal income tax consequences of holding and disposing of shares of our common stock, see "Certain U.S. Federal Income Tax Considerations."

        The number of shares of our common stock outstanding after this offering is based on                shares outstanding as of            , 2014 and excludes, as of that date, 396,857 shares of our common stock available for future grant under our 2012 Long-Term Incentive Plan.

        Unless otherwise indicated, all information in this prospectus assumes that the underwriters do not exercise their option to purchase up to        additional shares of our common stock.

 SUMMARY CONSOLIDATED FINANCIAL DATA

        The following summary consolidated financial data as of December 31, 2012 and 2011 and for the year ended December 31, 2012 and the period from inception (May 17, 2011) through December 31, 2011 is derived from the audited consolidated financial statements of STORE Capital Corporation. The following summary consolidated financial data as of September 30, 2013 and for the nine-month periods ended September 30, 2013 and 2012 is derived from our unaudited condensed consolidated financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of the financial position and results of operations for those periods. Operating results for the nine months ended September 30, 2013 are not necessarily indicative of the results that may be expected for the entire year ended December 31, 2013. The data is only a summary and should be read together with the consolidated financial statements, the related notes and other financial information included in this prospectus.

				From Inception (May 17, 2011) Through December 31, 2011
	Nine Months Ended September 30,
			Year Ended December 31, 2012
	2013	2012
(Dollars in thousands)
Statement of Operations Data:
Total revenues	$76,170	$25,601	$41,200	$3,993
Total expenses	60,402	21,125	33,385	6,589

Income (loss) from continuing operations before income taxes	15,768	4,476	7,815	(2,596)
Income tax expense	80	52	70	5

Income (loss) from continuing operations	15,688	4,424	7,745	(2,601)
Income from discontinued operations, net of taxes	3,120	279	431	579

Net income (loss)	$18,808	$4,703	$8,176	$(2,022)

Balance Sheet Data (at period end):
Total investment portfolio	$1,427,168		$911,704	$235,778
Cash and cash equivalents	32,839		64,752	31,203
Total assets	1,468,526		979,833	270,468
Credit facilities	34,000		160,662	29,971
Non-recourse debt obligations of consolidated special purpose entities, net	803,167		306,581	13,500
Total liabilities	849,186		482,919	49,506
Total stockholders' equity	619,340		496,914	220,962
Other Data:
Funds from Operations(1)	$38,075	$11,475	$19,014	$(982)
Adjusted Funds from Operations(1)	$43,314	$13,216	$21,639	$(17)
Number of investment property locations	548		371	112
% of owned properties under contract	100%		100%	100%

(1)
For definitions and reconciliations of Funds from Operations and Adjusted Funds from Operations see Non-GAAP Measures discussion in "Management Discussion and Analysis of Financial Condition and Results of Operations."

RISK FACTORS

        Investing in our common stock involves risks. Before you invest in our common stock, you should carefully consider the risk factors below together with all of the other information included in this prospectus. The occurrence of any of the following risks could materially and adversely affect our business, financial condition, liquidity, cash flows, results of operations, prospects, and our ability to implement our investment strategy and to make or sustain distributions to our stockholders, which could result in a partial or complete loss of your investment in our common stock. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. See "Special Note Regarding Forward-Looking Statements."

 Risks Related to Our Business

         Our business depends on our customers successfully operating their businesses on real estate we finance for them, and their failure to do so could materially and adversely affect our business.

        Substantially all of our properties are leased by customers operating a business at those locations where sales and profits are generated for their businesses. We underwrite and evaluate investment risk based on our belief that the most important source of payment for our leases and loans is the profitability of the location or locations that we are considering to acquire or finance. We refer to this as "unit-level profitability." While a business may have other sources of payment to meet its obligations, we believe the success of our investments materially depends upon whether our customers successfully operate their businesses, and thus generate unit-level profitability, at the location or locations we are acquiring or financing. Our customers may be adversely affected by many factors beyond our control that might render one or more of their locations uneconomic. These factors include poor management, changing demographics, a downturn in general economic conditions or changes in consumer trends that decrease demand for our customers' products or services. The occurrence of any these may cause our customers to fail to pay rent when due, fail to pay real estate taxes when due, fail to pay insurance premiums when due, become insolvent or declare bankruptcy, any of which could materially and adversely affect our business.

         Our investments are and are expected to continue to be concentrated in the single-tenant, middle-market sector, and if the demand of single-tenant, middle-market companies for net-lease financing fails to increase or decreases, or if the supply of net-lease financing increases in this sector, we could be materially and adversely affected.

        Our target market is middle-market companies that operate their businesses out of one or more locations that generate unit-level profitability for the business. Historically, many companies prefer to own, rather than lease, the real estate they use in their businesses. A failure to increase demand for our products by, among other ways, failing to convince middle-market companies to sell and leaseback their STORE Properties, or a decrease in the demand of middle-market companies to rent STORE Properties or an increase in the availability of STORE Properties available to rent could materially and adversely affect us.

         If we do not have sufficient access to debt and equity, we will be unable to continue to grow by acquiring STORE Properties.

        As a REIT, we are required to distribute at least 90% of our REIT taxable income, determined without regard to the dividends-paid deduction and excluding any net capital gain, each year to our stockholders. As a result, our ability to retain earnings to fund acquisitions or make any capital expenditures, if required, will be limited. Our long-term ability to grow through additional investments will be limited if we cannot obtain additional debt or equity financing. We cannot guarantee you that debt or equity financing will be available to us in the future, or that we will be able to obtain it on favorable terms.

         We depend on the asset-backed securities market and the commercial-mortgage-backed securities market for our long-term debt financing.

        We depend on, and we likely will continue to depend on, the asset-backed securities, or ABS, market, and the commercial mortgage-backed securities, or CMBS, market for our long-term debt financing. Substantially all of the long-term debt on our balance sheet has been obtained from debt offerings in the ABS and CMBS markets. The ABS debt is issued by bankruptcy remote, special purpose entities that we or our subsidiaries own. These special purpose entities issue multiple series of investment-grade ABS notes from time to time as additional collateral is added to the collateral pool. Our CMBS debt is generally in the form of first mortgage debt also incurred by special purpose entities our subsidiaries own. Our ABS and CMBS debt is generally non-recourse. However, there are customary limited exceptions to recourse for matters such as fraud, misrepresentation, gross negligence or willful misconduct, misapplication of payments, bankruptcy and environmental liabilities.

        In the event of a disruption in the financial markets for ABS or CMBS debt, our ability to obtain long-term debt may be materially and adversely affected. As a result, we may acquire real estate assets at a lower than anticipated growth rate, or we may be unable to acquire additional real estate assets. In addition, this disruption may affect our return on equity as a result of the decrease in the availability of long-term debt or leverage for us. Furthermore, a reduction in the difference, or spread, between the rate we earn on our assets and the rate we pay on our liabilities (primarily our long-term debt), which would occur if the interest rates available to us on future debt issuances increase faster than the lease rates we can charge our customers on STORE Properties we acquire and lease back to them, could have a material and adverse effect on our financial condition.

         Failure to mitigate our exposure to interest rate volatility changes may materially and adversely affect us.

        We attempt to mitigate our exposure to interest rate risk by entering into long-term financing through the combination of periodic debt offerings under STORE Master Funding, our ABS conduit, through discrete non-recourse secured borrowings, through insurance company and bank borrowings, by laddering our borrowing maturities and by using leases that generally provide for rent escalations during the term of the lease. However, the weighted average term of our borrowings does not match the weighted average term of our investments, and the methods we employ to mitigate our exposure to changes in interest rates involve risks, including the risk that the debt markets are volatile and tend to reflect the conditions of the then-current economic climate. Our efforts may not be effective in reducing our exposure to interest rate changes. Failure to effectively mitigate our exposure to changes in interest rates may materially and adversely affect us by increasing our cost of capital and reducing the net returns we earn on our portfolio.

         A significant portion of our assets have been pledged to secure the borrowings of our subsidiaries.

        A significant portion of our investment portfolio, approximately $1.4 billion as of December 31, 2013, are assets of our consolidated, bankruptcy remote, special purpose entity subsidiaries and have been pledged to secure the long-term borrowings of those entities. As of December 31, 2013, the total outstanding principal balance of non-recourse debt obligations of our consolidated special purpose entities was approximately $992 million (or $1.05 billion, which includes $60.5 million of Class B net-lease mortgage notes which were issued and retained by our subsidiaries). We or our consolidated subsidiaries are the equity owners of these special purpose entities, meaning we are entitled to the excess cash flows after debt service and all other required payments are made on the debt of these entities. If our subsidiaries fail to make the required payments on this indebtedness, the pledged assets could be foreclosed upon and distributions of excess cash flow to us may be suspended or terminated.

In this case, our ability to make distributions to our stockholders could be materially and adversely affected.

         Loss of our key personnel could materially impair our ability to operate successfully.

        As an internally managed company, our ability to achieve our investment objectives and to make distributions to our stockholders depends upon the performance of our senior leadership team. We rely on our senior leadership team to, among other things, identify and consummate acquisitions, design and implement our financing strategies, manage our investments and conduct our day-to-day operations. In particular, our success depends upon the performance of Mr. Volk, our Chief Executive Officer, and other members of our senior leadership team.

        We cannot guarantee the continued employment of any of the members of our senior leadership team, who may choose to leave our company for any number of reasons, such as other business opportunities, differing views on our strategic direction or other personal reasons. We rely on the experience, efforts and abilities of these individuals, each of whom would be difficult to replace. The employment agreements we have entered into with each of these executives do not guarantee their continued service to us. The loss of services of one or more members of our senior leadership team, or our inability to attract and retain highly qualified personnel, could adversely affect our business, diminish our investment opportunities and weaken our relationships with lenders, business partners, existing and prospective tenants and industry personnel, all of which could materially and adversely affect us.

         We have a limited operating history, and our past experience may not be sufficient to allow us to successfully operate as a public company going forward.

        We commenced business in May 2011. We cannot assure you that our past experience will be sufficient to successfully operate our company as a publicly traded company, including the requirements to timely meet disclosure requirements of the Securities Exchange Act of 1934, as amended, and comply with the Sarbanes-Oxley Act. Upon the completion of this offering, we will be required to develop and implement disclosure and control systems and procedures to satisfy our periodic and current reporting requirements under applicable Securities and Exchange Commission, or SEC, regulations and comply with the                listing standards, and this transition could place a significant strain on our management systems, infrastructure and other resources. Failure to operate successfully as a public company could materially and adversely affect us.

         Our success depends in part on the credit-worthiness of our customers, and we lease most of our properties to unrated customers. Our underwriting and risk-management procedures that we use to evaluate a potential customer's credit risk may be faulty, deficient or otherwise fail to accurately reflect the risk of our investment.

        Our customers are mostly middle-market companies, which generally are not rated by a nationally recognized rating agency. We use external and internal tools to evaluate risk and predict the risk of default. When we review a potential investment, we view our sources of payment to be, in order of priority, unit-level profitability, tenant or corporate credit and real estate valuation. Additionally, we review a potential customer's management team and the macroeconomic trends of the industry in which that customer operates. We evaluate the risk of company insolvency using a third-party model, Moody's Analytics RiskCalc, which is a model for predicting private company defaults based on Moody's Analytics Credit Research Database and which provides us an Estimated Default Frequency, or EDF, for each of our customers. We then estimate the risk of lease or loan rejection by assigning a probability of termination based on the unit-level fixed charge coverage ratio, or unit FCCRs, at the property or properties we own. We then estimate the long-term default risk of an investment by multiplying the EDF score by our estimated probability that our lease or loan will be terminated or rejected in bankruptcy, which we call the "STORE Score."

        Our methods may not adequately assess the risk of an investment. Moody's Analytics RiskCalc, our methodology of estimating probability of lease or mortgage loan termination or rejection and the STORE Score may be inaccurate, incomplete or otherwise fail to adequately assess default risk. An EDF score from Moody's Analytics RiskCalc is not the same as a published credit rating and lacks the extensive company participation that is typically involved when a rating agency publishes a rating. EDF scores and FCCRs are calculated based on financial information provided to us by our customers and prospective customers without independent verification by us. The probability of lease termination or rejection we assign an investment based on unit FCCR or other factors may be inaccurate. Moreover, the risks we have identified as our principal risks may omit significant risks to our investments. If our underwriting procedures fail to properly assess the risk of the unit-level profitability, tenant or corporate credit or real estate value of potential investments, then we may invest in properties that result in tenant defaults, and we may be unable to recover our investment by re-leasing or selling the related property, which could materially and adversely affect our operating results and financial position.

         The bankruptcy or insolvency of any of our tenants could result in the termination of such tenant's lease and material losses to us.

        A tenant bankruptcy or insolvency could diminish the rental revenue we receive from that property or could force us to "take back" a property as a result of a default or a rejection of the lease by a tenant in bankruptcy. Any claims against bankrupt tenants for unpaid future rent would be subject to statutory limitations that would likely result in our receipt, if at all, of rental revenues that are substantially less than the contractually specified rent we are owed under their leases. In addition, any claim we have for unpaid past rent will likely not be paid in full. If a tenant becomes bankrupt or insolvent, federal law may prohibit us from evicting such tenant based solely upon such bankruptcy or insolvency. We may also be unable to re-lease a terminated or rejected space or re-lease it on comparable or more favorable terms.

        Many of our tenants lease multiple properties from us under master leases. Bankruptcy laws afford certain protections to a tenant that may also affect the master lease structure. Subject to certain restrictions, a tenant under a master lease generally is required to assume or reject the master lease as a whole, rather than making the decision on a property-by-property basis. This prevents the tenant from assuming only the better performing properties and terminating the master lease with respect to the poorer performing properties. If these tenants are considering filing for bankruptcy protection, we may find it necessary to agree to amend their master leases to remove certain underperforming properties rather than risk the tenant rejecting the entire master lease in bankruptcy. Whether or not a bankruptcy court will require a master lease to be assumed or rejected as a whole depends upon a "facts and circumstances" analysis. A bankruptcy court will consider a number of factors, including the parties' intent, the nature and purpose of the relevant documents, whether there was separate and distinct consideration for each property included in the master lease, the provisions contained in the relevant documents and applicable state law. If a bankruptcy court allows a master lease to be rejected in part, certain underperforming leases related to properties we own could be rejected by the tenant in bankruptcy, thereby adversely affecting payments derived from the properties. As a result, tenant bankruptcies could materially and adversely affect us.

         Our financial monitoring, periodic site inspections and selective property sales may fail to mitigate the risk of customer defaults, and if a customer defaults, we may experience difficulty or a significant delay in re-leasing or selling the property.

        Our portfolio-management activities, including financial monitoring, periodic site inspections and selective property sales, may be insufficient to prevent or reduce the frequency of tenant defaults. If a tenant defaults, it will likely cause a significant or complete reduction in our revenue from that property for some time. If a defaulting tenant is unable to recover financially, we may have to re-lease or sell the property. Re-leasing or selling properties may take a significant amount of time, during which the property might have a negative cash flow to us and we may incur other related expenses. We may also have to renovate the property or reduce the rent or provide an initial rent abatement to attract a potential tenant or buyer before we can re-lease or sell the property. During this period, we likely will incur ongoing expenses for property maintenance, taxes, insurance and other costs. Therefore, tenant defaults could materially and adversely affect us.

         As leases expire, we may be unable to renew those leases or re-lease the space on favorable terms or at all.

        Our success depends in part upon our ability to cause our properties to be occupied and generating revenue. As of December 31, 2013, leases and loans representing approximately 6.3% of our annualized base rent and interest will expire prior to 2024. We cannot guarantee you that we will be able to renew leases or re-lease space (i) without an interruption in the rental revenue from those properties, (ii) at or above our current rental rates, or (iii) without having to offer substantial rent abatements, tenant improvement allowances, early termination rights or below-market renewal options. The difficulty, delay and cost of renewing leases, re-leasing space and leasing vacant space could materially and adversely affect us.

         The geographic concentration of our properties could make us vulnerable to an economic downturn, regulatory changes or acts of nature in those areas, resulting in a decrease in our revenues or other negative impacts on our results of operations.

        As of December 31, 2013, the five states from which we derive the largest amount of our annualized base rent and interest were Texas (15.8%), Illinois (7.4%), Tennessee (5.7%), California (5.6%) and Georgia (5.4%). As a result of these concentrations, the conditions of local economies and real estate markets, changes in state or local governmental rules and regulations, acts of nature and other factors in these states could result in a decrease in the demand for the products offered by the businesses operating on the properties in those states, which would have an adverse impact on our customers' revenues, costs and results of operations, thereby adversely affecting their ability to meet their obligations to us.

         As we continue to acquire properties, we may decrease or fail to increase the diversity of our portfolio.

        We have broad authority to invest in any STORE Property that we may identify in the future. As we continue to acquire properties, our portfolio may become less diverse by tenant, industry or geographic area. If our portfolio becomes less diverse, the trading price our common stock may fall, as our business will be more sensitive to the bankruptcy or insolvency of fewer tenants, to changes in consumer trends of a particular industry and to a general economic downturn in a particular geographic area.

         A decrease in demand for restaurant space or a downturn in the restaurant industry could materially and adversely affect us.

        As of December 31, 2013, real estate investments operated by customers in the restaurant industry represented approximately 36.9% of the dollar amount of our investment portfolio and 36.6% of our annualized base rent and interest, and, in the future, it is likely we will acquire additional restaurant properties. Because the restaurant industry represents a significant portion of our portfolio, a downturn in the restaurant industry may have a material adverse effect on us.

         We have investments in industries that depend upon discretionary spending by consumers. A reduction in the willingness or ability of consumers to use their discretionary income in the businesses of our customers and potential customers could reduce the demand for our net-lease solutions.

        Most of our portfolio is leased to or financed with customers operating service or retail businesses on our property locations. Restaurants, early childhood education centers, movie theaters, furniture stores and health clubs represent the largest industries in our portfolio; and Applebee's, Ashley Furniture Homestore, O'Charley's (restaurants), Gander Mountain (sporting goods) and Popeye's Louisiana Kitchen represent the largest concepts in our portfolio. The success of most of these businesses depends on the willingness of consumers to use discretionary income to purchase their products or services. A downturn in the economy could cause consumers to cut-back on their discretionary spending, which may have a material adverse effect on us.

         We may be unable to identify and complete acquisitions of suitable properties, and the competition for acquisitions may reduce the number of acquisitions we can complete, either of which may impede our growth.

        Our ability to continue to acquire suitable properties may be constrained by numerous factors, including the following:

  •
  Our ability to acquire properties with attractive economic terms or lease rates. We target investments that have a difference, or spread, between our cost of capital and the lease rate of the properties we acquire. If that difference, or spread, decreases, our ability to profitably grow our company will decrease.

  •
  We compete with numerous investors, including publicly traded and non-traded REITs, institutional, private equity and individual investors and other investment funds, some of whom have greater financial resources and more favorable capital costs when compared to us.

  •
  Since many customers we approach have an historic preference to own, rather than lease, their real estate, our ability to grow requires that we overcome those preferences and convince customers that it is in their best interests to lease, rather than own, their STORE Properties, and we may be unable to do so.

  •
  After beginning to negotiate the terms of a transaction and during our real property, legal and financial due-diligence review with respect to a transaction, we may be unable to reach an agreement with the customer or discover previously unknown matters, conditions or liabilities and may be forced to abandon the opportunity after incurring significant costs and diverting management's attention.

  •
  We may fail to have sufficient equity, adequate capital resources or other financing available to complete acquisitions.

        If any of these risks occur, we may be materially and adversely affected.

         Insurance on our properties, which our tenants are typically required to maintain, may not adequately cover all losses, and uninsured losses could materially and adversely affect us.

        Our leases and loan agreements typically require that our tenants and borrowers maintain insurance of the types and in the amounts that are usual and customary for similar types of commercial property, as reviewed by our independent insurance consultant. Under certain circumstances, however, we may permit certain tenants and borrowers to self-insure. Depending on the location of the property, losses of a catastrophic nature, such as those caused by earthquakes or floods, may be covered by insurance policies that are held by our tenants with limitations, such as large deductibles or co-payments that a tenant may not be able to meet.

        In addition, factors such as inflation, changes in building codes and ordinances, environmental considerations and others, including terrorism or acts of war, may make any insurance proceeds we receive insufficient to repair or replace a property if it is damaged or destroyed. In that situation, the insurance proceeds we receive may not be adequate to restore our economic position with respect to the affected real property. In the event we experience a substantial or comprehensive loss of any of our properties, we may not be able to rebuild such property to its existing specifications without significant capital expenditures, which may exceed any amounts received pursuant to insurance policies, as reconstruction or improvement of such a property would likely require significant upgrades to meet zoning and building code requirements. The loss of our capital investment in, or anticipated future returns from, our properties due to material uninsured losses could materially and adversely affect us.

         Changes in zoning laws may prevent us from restoring a property in the event of a substantial casualty loss.

        Due to changes, among other things, in applicable building and zoning ordinances and codes, or zoning laws, affecting certain of our properties that have come into effect after the construction of the properties, certain properties may not comply fully with current zoning laws, including use, parking and setback requirements, but may qualify as permitted non-conforming uses. Such changes may limit our or our tenant's ability to restore the premises of a property to its previous condition in the event of a substantial casualty loss with respect to the property or the ability to refurbish, expand or renovate such property to remain compliant. If we are unable to restore a property to its prior use after a substantial casualty loss, we may be unable to re-lease the space at a comparable rent or sell the property at an acceptable price, which may materially and adversely affect us.

         Some of our customers operate under franchise or license agreements, which, if terminated or not renewed prior to the expiration of their leases with us, would likely impair their ability to pay us rent.

        As of December 31, 2013, 27.4% of our customers operated under franchise or license agreements. Generally, franchise agreements have terms that end earlier than the respective expiration dates of the related leases. In addition, a tenant's or borrower's rights as a franchisee or licensee typically may be terminated and the tenant or borrower may be precluded from competing with the franchisor or licensor upon termination. Usually, we have no notice or cure rights with respect to such a termination and have no rights to assignment of any such franchise agreement. This may have an adverse effect on our ability to mitigate losses arising from a default on any of our leases or loans. A franchisor's or licensor's termination or refusal to renew a franchise or license agreement would likely have a material adverse effect on the ability of the tenant or borrower to make payments under its lease or loan, which could materially and adversely affect us.

         Some of our customers have limited operating histories, which increases the risk that those tenants may default on rent payments to us.

        As of December 31, 2013, 27 of the 622 properties in our investment portfolio were under construction or had been opened or operated by our customers for less than 12 months. The businesses operating on these properties, whether newly constructed or recently opened or otherwise, may not perform as anticipated and the tenant may become unable to pay rent to us, which may materially and adversely affect us.

         If a tenant defaults under either the ground lease or mortgage loan of a hybrid lease, we may be required to take judicial or administrative action or begin foreclosure proceedings before we can re-lease or sell the property.

        As of the December 31, 2013, 4.7% of our annualized base rent and interest was derived from hybrid leases. A hybrid lease is a modified sale-leaseback transaction, where the land is legally separated from the improvements on the land, and the customer sells the land to us and pledges the improvements to us to secure a mortgage loan from us. Pursuant to their terms, the ground lease and the mortgage loan components of the hybrid lease provide that, upon the occurrence of an event of default under either one, we may, among other things: (i) terminate the right to access the land and assume ownership of, or, as applicable, a leasehold interest in, the improvements on the land; or (ii) if necessary, foreclose on the mortgage loan that is secured by a fee or leasehold interest in the improvements on the land. Currently, all of the financing agreements for our hybrid leases include provisions that require, in the event of a default, an automatic ownership reversion of the fee interest in or, as applicable, leasehold interest in, improvements on the land to us. Generally, the real estate laws of most jurisdictions provide that the ownership of improvements on land subject to a ground lease reverts to the owner of the land upon termination or expiration of the ground lease without any judicial or administrative action. However, in the event that judicial or administrative action is required for any reason, such action might adversely affect our ability to administer the land and improvements with respect to a hybrid lease. Further, despite the cross-default provisions contained in the ground lease and the mortgage loan, a court may not permit us to evict a defaulting tenant and take possession of the land and the related improvements without commencing foreclosure proceedings. The result of any such judicial or administrative action or such foreclosure requirement might include delays and expenses in obtaining possession of the land and improvements and our ability to sell or re-lease the land and improvements that were subject to the hybrid lease in a prompt manner, which could materially and adversely affect us.

         We are subject to risks related to owning commercial real estate that could reduce the value of our properties.

        The value of our investments in commercial real estate is subject to the following risks, among others:

  •
  changes in local real estate conditions in the markets in which our customers operate;

  •
  environmental risks related to the presence of hazardous or toxic substances or materials on our properties;

  •
  the subjectivity of real estate valuations and changes in such valuations over time;

  •
  the illiquidity of real estate compared to other financial assets;

  •
  changes in interest rates and the availability of financing; and

  •
  changes in the general economic and business climate.

        The occurrence of any of the risks described above may cause the value of our real estate to decline, which could materially and adversely affect us.

         Global market and economic conditions may materially and adversely affect us and our tenants.

        Our business is sensitive to changes in the overall economic conditions that impact our customers' financial condition and financing practices. Adverse economic conditions such as high unemployment levels, interest rates, tax rates and fuel and energy costs may impact the results of our tenants' operations, which may impact their ability to meet their obligations to us. During periods of economic slowdown, such as the global and U.S. economic downturn of 2008 and 2009, which resulted in increased unemployment, large-scale business failures and tight credit markets, demand for real estate may decline, resulting in lower rents we can charge or an increased number of defaults under our existing leases. Accordingly, a decline in economic conditions could materially and adversely affect us.

         Illiquidity of real estate investments and restrictions imposed by the Code could significantly impede our ability to respond to adverse changes in the performance of our properties and harm our financial condition.

        Some of the real estate investments we have made and expect to make in the future may be difficult to sell quickly. Therefore, our ability to promptly sell one or more properties in our portfolio in response to changing economic, financial or investment conditions could be limited. In particular, these risks could arise from weaknesses in or even the lack of an established market for a property, changes in the financial condition or prospects of prospective purchasers, changes in national or international economic conditions, such as the most recent economic downturn, and changes in laws, regulations or fiscal policies of the jurisdiction in which our properties are located.

        In addition, the Code imposes restrictions on a REIT's ability to dispose of properties, which restrictions are not applicable to other types of real estate companies. In particular, the tax laws applicable to REITs effectively require that we hold our properties for investment, rather than primarily for sale in the ordinary course of business, which may cause us to forgo or defer sales of properties that otherwise would be in our best interest. Therefore, we may not be able to vary our portfolio in response to economic or other conditions promptly or on favorable terms, which may materially and adversely affect our operations, cash flow and ability to pay distributions on our common stock.

         Inflation may materially and adversely affect us and our tenants.

        During times when inflation is greater than the increases in rent provided by many of our leases, rent increases will not keep up with the rate of inflation. If this occurs, we will not have the source of internal growth we expect. Also, increased costs may have an adverse impact on our tenants if increases in their operating expenses exceed increases in revenue, which may adversely affect our customers' ability to satisfy their financial obligations to us.

         Property vacancies could result in significant capital expenditures.

        The loss of a tenant, either through lease expiration or tenant bankruptcy or insolvency, may require us to spend significant amounts of capital to renovate the property before it is suitable for a new tenant and cause us to incur significant costs in the form of ongoing expenses for property maintenance, taxes, insurance and other expenses. Many of the leases we enter into or acquire are for properties that are especially suited to the particular business of the tenants operating on those properties. Because these properties have been designed or physically modified for a particular tenant, if the current lease is terminated or not renewed, we may be required to renovate the property at substantial costs, decrease the rent we charge or provide other concessions to re-lease the property. In addition, if we are required to sell the property, we may have difficulty selling it to a party other than the tenant due to the special purpose for which the property may have been designed or modified. This potential illiquidity may limit our ability to quickly modify our portfolio in response to changes in economic or other conditions, including tenant demand. These limitations may materially and adversely affect us.

         The loss of a borrower or the failure of a borrower to make loan payments on a timely basis will reduce our revenues, which could lead to losses on our investments and reduced returns to our stockholders.

        From time to time, we make or assume long-term, commercial mortgage loans. We have also made a limited amount of investments on properties we own or finance in the form of loans secured by equipment or other fixtures owned by our customers. The success of our loan investments materially depends on the financial stability of our borrowers. The success of our borrowers depends on each of their individual businesses and their industries, which could be affected by economic conditions in general, changes in consumer trends and preferences and other factors over which neither they nor we have control. A default of a borrower on its loan payments to us that would prevent us from earning interest or receiving a return of the principal of our loan could materially and adversely affect us. In the event of a default, we may also experience delays in enforcing our rights as lender and may incur substantial costs in collecting the amounts owed to us and in liquidating any collateral.

        Foreclosure and other similar proceedings used to enforce payment of real estate loans are generally subject to principles of equity, which are designed to relieve the indebted party from the legal effect of that party's default. Foreclosure and other similar laws may limit our right to obtain a deficiency judgment against the defaulting party after a foreclosure or sale. The application of any of these principles may lead to a loss or delay in the payment on loans we hold, which in turn could reduce the amounts we have available to make distributions. Further, in the event we have to foreclose on a property, the amount we receive from the foreclosure sale of the property may be inadequate to fully pay the amounts owed to us by the borrower and our costs incurred to foreclose, repossess and sell the property, which could materially and adversely affect us.

         Our investments in mortgage loans may be affected by unfavorable real estate market conditions, which could decrease the value of those loans.

        As of September 30, 2013, we had investments in mortgage loans having an aggregate unpaid principal balance of $59 million as of such date. Investments in mortgage loans are subject to the risk of default by the borrowers and interest-rate risks. To the extent we incur delays in liquidating defaulted mortgage loans, we may not be able to obtain all amounts due to us under such loans. Further, the values of the properties securing the mortgage loans may not remain at the levels existing on the dates of origination of those mortgage loans or the dates of our investment in the loans. If the values of the underlying properties decline, the value of the collateral securing our mortgage loans will also decline, and if we were to foreclose on any of the properties securing the mortgage loans, we may not be able to sell or lease them for an amount equal to the unpaid amounts due to us under the mortgage loans. As a result, defaults on mortgage loans in which we may invest may materially and adversely affect us.

         Compliance with the Americans with Disabilities Act and fire, safety and other regulations may require us to make significant unanticipated expenditures that could materially and adversely affect us.

        Our properties are subject to the Americans with Disabilities Act, or ADA. Under the ADA, all public accommodations must meet federal requirements related to access and use by disabled persons. Compliance with the ADA could require us to modify the properties we own or may purchase to remove architectural and communication barriers in order to make our properties readily accessible to and usable by disabled individuals, and may restrict renovations on our properties. Failure to comply with the ADA could result in the imposition of fines or an award of damages to private litigants, as well as the incurrence of the costs of making modifications to attain compliance. Future legislation could impose additional obligations or restrictions on our properties. Our tenants and borrowers are generally responsible to maintain and repair our properties pursuant to our lease and loan agreements, including compliance with the ADA and other similar laws and regulations, but we could be held liable as the owner of the property for their failure to comply with the ADA or other similar laws and regulations. Any required changes could involve greater expenditures than anticipated or the changes might be made on a more accelerated basis than anticipated, either of which could adversely affect the ability of our tenants to cover such costs. If we are subject to liability under the ADA or similar laws and regulations as an owner and our tenants are unable to cover the cost of compliance or if we are required to expend our own funds to comply with the ADA or similar laws and regulations, we could be materially and adversely affected.

        In addition, our properties are subject to various laws and regulations relating to fire, safety and other regulations, and in some instances, common-area obligations. Our tenants and borrowers have primary responsibility for compliance with these requirements pursuant to our lease and loan agreements. Our tenants and borrowers may not have the financial ability to fully comply with these regulations. If our tenants and borrowers are unable to comply with these regulations, they may be unable to pay rent on time or may default, or we may have to make substantial capital expenditures to comply with these regulations, which we may not be able to recoup from our tenants and borrowers. We may also face owner-liability for failure to comply with these regulations, which may lead to the imposition of fines or an award of damages to private litigants. Therefore, the failure of our tenants and borrowers to comply with these regulations could materially and adversely affect us.

         The costs of compliance with or liabilities related to environmental laws may materially and adversely affect us.

        Our properties may be subject to known and unknown environmental liabilities under various federal, state and local laws and regulations relating to human health and the environment. Certain of these laws and regulations may impose joint and several liability on certain statutory classes of persons, including owners or operators, for the costs of investigation or remediation of contaminated properties. These laws and regulations apply to past and present business operations on the properties, and the use, storage, handling and recycling or disposal of hazardous substances or wastes. We may face liability regardless of our knowledge of the contamination, the timing of the contamination, the cause of the contamination or the party responsible for the contamination of the property. Our leases and loans typically impose obligations on our tenants and borrowers to indemnify us from all or most compliance costs we may experience as a result of the environmental conditions on our properties, but if a tenant or borrower fails to, or cannot, comply, we may be required to pay such costs. We cannot predict whether in the future, new or more stringent environmental laws will be enacted or how such laws will impact the operations of businesses on our properties. Costs associated with an adverse environmental event could be substantial, and the potential liability as to any of our properties is generally not limited under such laws and regulations and could significantly exceed the value of such property.

        Under the laws of many states, contamination on a site may give rise to a lien on the site for clean-up costs. In several states, such a lien has priority over all existing liens, including those of existing mortgages. In these states, a lien of a mortgage may lose its priority to such a "superlien." If any of the properties on which we have a mortgage are or become contaminated and subject to a superlien, we may not be able to recover the full value of our investment and may be materially and adversely affected.

        Certain federal, state and local laws, regulations and ordinances govern the use, removal and/or replacement of underground storage tanks in the event of a release on, or an upgrade or redevelopment of, certain properties. Such laws, as well as common-law standards, may impose liability for any releases of hazardous substances associated with the underground storage tanks and may provide for third parties to seek recovery from owners or operators of such properties for damages associated with such releases. If hazardous substances are released from any underground storage tanks on any of our properties, we may be materially and adversely affected.

        In a few states, transfers of some types of sites are conditioned upon cleanup of contamination prior to transfer, including in cases where a lender has become the owner of the site through a foreclosure, deed in lieu of foreclosure or otherwise. If any of our properties are subject to such contamination, we may be subject to substantial clean-up costs before we are able to sell or otherwise transfer the property.

        Certain federal, state and local laws, regulations and ordinances govern the removal, encapsulation or disturbance of asbestos-containing materials, or ACMs, in the event of the remodeling, renovation or demolition of a building. Such laws, as well as common-law standards, may impose liability for releases of ACMs and may impose fines and penalties against us or our tenants for failure to comply with these requirements or provide for third parties to seek recovery from us or our tenants.

        If we or our tenants or borrowers become subject to any of the above-mentioned environmental risks, we may be materially and adversely affected.

         Our properties may contain or develop harmful mold, which could lead to liability for adverse health effects and costs of remediation.

        When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Exposure to mold may cause a variety of adverse health effects and symptoms, including allergic or other reactions. If our tenants or their employees or customers be exposed to mold at any of our properties, we could be required to undertake a costly remediation program to contain or remove the mold from the affected property. In addition, exposure to mold by our tenants or others could subject us to liability if property damage or health concerns arise. If we were to become subject to significant mold-related liabilities, we could be materially and adversely affected, which could harm our business.

         Our proprietary information technology platform may not capture all of the necessary information to allow us to properly monitor and analyze our tenants' and borrowers' credit risk, which may materially and adversely affect us.

        We have a proprietary information technology platform, or IT platform, which we developed to proactively manage our investment portfolio. Our IT platform offers customer relationship management and general ledger and servicing system integration. Another component of our IT platform is the STORE Universal Database System, or SUDS, which provides our management with access to lease abstracts, tenant information, document scans, property data and servicing information. Our IT platform and SUDS may not capture all the information needed to mitigate the risk of tenant or borrower default.

         Our revenues and expenses are not directly correlated and, because a large percentage of our costs and expenses are fixed, we may not be able to adapt our cost structure to offset declines in our revenue.

        Most of the expenses associated with our business, such as our rent, certain acquisition costs, insurance, employee wages and benefits and other general corporate expenses, are relatively inflexible and will not necessarily decrease with a reduction in revenue from our business. Our expenses also will be affected by inflationary increases, and certain of our cost increases may exceed the rate of inflation in any given period. By contrast, our revenue is affected by many factors beyond our control, such as the economic conditions of the markets where we own properties. As a result, we may not be able to fully offset rising costs by increasing our rents, which could have a material and adverse effect on us.

         We may become subject to litigation, which could materially and adversely affect us.

        In the future we may become subject to litigation, including claims relating to our operations, debt and equity offerings and otherwise in the ordinary course of business. Some of these claims may result in significant defense costs and potentially significant judgments against us, some of which are not, or cannot be, insured against. We generally intend to defend ourselves, but we cannot be certain of the ultimate outcomes of any claims that may arise. Resolution of these types of matters against us may result in our having to pay significant fines, judgments or settlements, which, if uninsured, or if the fines, judgments and settlements exceed insured levels, could adversely impact our earnings and cash flows, thereby materially and adversely affecting us. Certain litigation or the resolution of certain litigation may affect the availability or cost of some of our insurance coverage, which could materially and adversely impact us, expose us to increased risks that would be uninsured and materially and adversely impact our ability to attract directors and officers.

         Our portfolio may be riskier than portfolios comprised of rated investment-grade companies.

        Most of our customers have not been assigned a credit rating by any nationally recognized rating agency. Our method of determining credit-worthiness of potential customers may be less comprehensive and detailed than the process by which nationally recognized rating agencies assign company credit ratings. As a result, our investment portfolio may be riskier than a portfolio comprised of rated investment-grade companies.

         We may not acquire the properties that we refer to as being in our current pipeline.

        Throughout this prospectus, we refer to our pipeline of potential investment opportunities, which currently exceeds $4 billion. This figure includes not only properties that are subject to purchase agreements or non-binding letters of intent, but also properties that we are actively negotiating or have identified as potential STORE Properties that we may consider purchasing in the future. Generally, our purchase agreements contain several closing conditions and transactions may fail to close for a variety of reasons, including the discovery of previously unknown liabilities or other items uncovered during our diligence process. Similarly, we may never execute binding purchase agreements with respect to properties that are currently subject to non-binding letters of intent. For many other reasons, we may not ultimately acquire the remaining properties currently in our pipeline. Accordingly, you should not place undue reliance on the pipeline figures we have presented in this prospectus.

Risks Related to Our Organization and Structure

         Our controlling stockholder has substantial influence over our business, and its interests may differ from our interests or those of our other stockholders.

        Immediately after this offering our controlling stockholder will beneficially own approximately      % (or, if the underwriters fully exercise their option to purchase additional shares,      %) of our outstanding common stock. As a result, our controlling stockholder will have the power to control us and, indirectly, our subsidiaries, including the power to:

  •
  elect a majority of our directors and, consequently, appoint our executive officers, set our management policies and exercise overall control over us and our subsidiaries;

  •
  require its approval before there is any change to the size of our board of directors;

  •
  require its approval for any change of control of us;

  •
  require its approval for any investment decision involving or related to real estate transactions or any financing transactions by us;

  •
  require its approval before we can issue any equity securities, subject to limited exceptions; and

  •
  require its approval for the hiring and termination of our Chief Executive Officer.

        The interests of our controlling stockholder may differ from the interests of our other stockholders, and the concentration of control in our controlling stockholder will limit other stockholders' ability to influence corporate matters. The concentration of ownership and voting power of our controlling stockholder may also delay, defer or even prevent an acquisition by a third party or other change of control of our company and may make some transactions more difficult or impossible without the support of our controlling stockholder, even if such events are in the best interests of our other stockholders. The concentration of voting power that our controlling stockholder has may have an adverse effect on the price of our common stock. As a result of our controlling stockholder, we may take actions that our other stockholders do not view as beneficial, which may adversely affect our results of operations and financial condition and cause the value of your investment in us to decline. See "Certain Relationships and Related Party Transactions—Stockholders Agreement" and "Management—Stockholders Agreement."

         Upon the listing of our common stock on the                , we will be a "controlled company" within the meaning of the            's rules, and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

        After completion of this offering, our controlling stockholder will control a majority of the combined voting power of all classes of our stock entitled to vote generally in the election of directors. As a result, we will be a "controlled company" within the meaning of the corporate-governance standards of the          . Under these rules, a company of which more than 50% of the voting power in the election of directors is held by an individual, group or another company is a "controlled company" and may elect not to comply with certain corporate-governance requirements, including but not limited to the following:

  •
  having a board that is composed of a majority of "independent directors," as defined under the rules of such exchange;

  •
  having a compensation committee that is composed entirely of independent directors; and

  •
  having a nominating and corporate governance committee that is composed entirely of independent directors.

        Following this offering, we intend to use these all of these exemptions. As a result, we do not expect a majority of the directors on our board of directors will be independent upon closing this offering. In addition, although we will have a fully independent audit committee within one year following the closing of this offering, we do not expect that our compensation and nominating and corporate governance committees will consist entirely of independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the          .

         Our board of directors may change our investment strategy, financing strategy or leverage policies without stockholder consent.

        Our board of directors, which our controlling stockholder will have the right to elect for the foreseeable future, may change any of our strategies, policies or procedures with respect to property acquisitions and divestitures, asset allocation, growth, operations, indebtedness, financing and distributions at any time without the consent of our stockholders, which could result in our acquiring properties that are different from, and possibly riskier than, the types of single-tenant real estate and related investments described in this prospectus. These changes could adversely and materially affect us.

         Certain provisions of Maryland law may limit the ability of a third party to acquire control of us, which may not be in our stockholders' best interests.

        Certain provisions of the Maryland General Corporation Law, or MGCL, may have the effect of delaying or preventing a transaction or a change in control of S|T|O|R|E that might involve a premium price for shares of our stock or otherwise be in the best interests of our stockholders, including:

  •
  "business combination" provisions that, subject to certain exceptions, prohibit certain business combinations between a Maryland corporation and an "interested stockholder" (defined generally as any person who beneficially owns 10% or more of the voting power of a corporation's outstanding shares of voting stock or an affiliate or associate of the corporation who, at any time within the two-year period immediately prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding stock of the corporation) or an affiliate of such an interested stockholder for five years after the most recent date on which the stockholder becomes an interested stockholder, and thereafter imposes two super-majority stockholder voting requirements on these combinations; and

  •
  "control share" provisions that provide that, subject to certain exceptions, holders of "control shares" of a Maryland corporation (defined as voting shares of stock that, if aggregated with all other shares of stock owned or controlled by the acquirer, would entitle the acquirer to exercise one of three increasing ranges of voting power in electing directors) acquired in a "control share acquisition" (defined as the direct or indirect acquisition of issued and outstanding "control shares") have no voting rights except to the extent approved by its stockholders by the affirmative vote of at least two-thirds of all of the votes entitled to be cast on the matter, excluding all interested shares.

        Pursuant to the Maryland Business Combination Act, or MBCA, our board of directors has by resolution exempted from the provisions of the MBCA business combinations (i) between STORE Holding Company, LLC or its affiliates and us and (ii) between any other person and us, provided that such business combination is first approved by our board of directors (including a majority of our directors who are not affiliates or associates of such person). Our bylaws contain a provision exempting from the Maryland Control Share Acquisition Act any and all acquisitions by any person of shares of our stock. There can be no assurance that these exemptions or resolutions will not be amended or eliminated at any time in the future.

        Additionally, Title 3, Subtitle 8 of the MGCL permits our board of directors, without stockholder approval and regardless of what is currently provided in our charter or bylaws, to implement certain takeover defenses, such as a classified board, some of which we do not have. See "Certain Provisions of Maryland Law and of Our Charter and Bylaws—Business Combinations," "—Control Share Acquisitions" and "—Subtitle 8."

         Limitations on share ownership and limitations on the ability of our stockholders to effect a change in control of us restrict the transferability of our stock and may prevent takeovers that are beneficial to our stockholders.

        One of the requirements for maintenance of our qualification as a REIT for U.S. federal income tax purposes is that no more than 50% in value of our outstanding capital stock may be owned by five or fewer individuals, including entities specified in the Code, during the last half of any taxable year. Our charter contains ownership and transfer restrictions relating to our stock to assist us in complying with this and other REIT ownership requirements, among other purposes. However, the restrictions may have the effect of preventing a change of control that does not threaten REIT status. These restrictions include a provision in our charter that generally limits ownership by any person of more than 9.8% of the value of our outstanding stock or 9.8% (in value or by number of shares, whichever is more restrictive) of our outstanding common stock, unless our board of directors exempts the person from such ownership limitation. Absent such an exemption from our board of directors, the transfer of our stock to any person in excess of the applicable ownership limit, or any transfer of shares of such stock in violation of the ownership requirements of the Code for REITs, may be void under certain circumstances, and the intended transferee of such stock will acquire no rights in such shares. These provisions of our charter may have the effect of delaying, deferring or preventing someone from taking control of us, even though a change of control might involve a premium price for our stockholders or might otherwise be in our stockholders' best interests.

         If we fail to implement and maintain an effective system of integrated internal controls, we may not be able to accurately report our financial results.

        As a publicly traded company, we will be required to comply with the applicable provisions of the Sarbanes-Oxley Act, which requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting and effective disclosure controls and procedures for making required filings with the SEC. Effective internal and disclosure controls are necessary for us to provide reliable financial reports and effectively prevent fraud and to operate successfully as a public company. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results would be harmed, which could depress the trading price of our common stock.

        Designing and implementing an effective system of integrated internal controls is a continuous effort that requires significant resources and devotion of time. As part of the ongoing monitoring of internal controls required of publicly traded companies, we may discover significant deficiencies or material weaknesses in our internal controls. As a result of deficiencies or weaknesses that may be identified in our internal controls, we may also identify certain deficiencies in some of our disclosure controls and procedures that we believe require remediation. If we discover deficiencies or weaknesses, we will make efforts to improve our internal and disclosure controls. However, we may not be successful. In addition, as an "emerging growth company," our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting until the date we are no longer an "emerging growth company," which may be up to five full fiscal years following this offering.

        Any failure to maintain effective controls or timely effect any necessary improvement of our internal and disclosure controls could harm operating results or cause us to fail to meet our reporting obligations, which could affect our ability to remain listed with the                . Ineffective internal and disclosure controls could also cause investors to lose confidence in our reported financial information, which would likely materially and adversely affect us.

         We will incur significant expenses as a result of being a public company, which will negatively impact our financial performance.

        We will incur significant legal, accounting, insurance and other expenses as a result of being a public company. The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, and the Sarbanes-Oxley Act, as well as related rules implemented by the SEC and the                , have required changes in corporate governance practices of public companies. Although the JOBS Act may for a limited period of time lessen the cost of complying with some of these additional regulatory and other requirements, we nonetheless expect a substantial increase in legal, accounting, insurance and certain other expenses in the future, which will negatively impact our results of operations and financial condition. In addition, rules that the SEC is implementing or is required to implement pursuant to the Dodd-Frank Act are expected to require additional changes. We expect that compliance with these and other similar laws, rules and regulations, including compliance with Section 404 of the Sarbanes-Oxley Act, will substantially increase our expenses, including our legal and accounting costs, and make some activities more time-consuming and costly. We also expect these laws, rules and regulations to make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage, which may make it more difficult for us to attract and retain qualified persons to serve on our board of directors or as officers.

         We are an emerging growth company, and the reduced reporting requirements applicable to emerging growth companies may make our common stock less attractive to investors.

        We are an "emerging growth company" as defined in the JOBS Act. We will remain an "emerging growth company" until the earliest to occur of:

  •
  the last day of the fiscal year during which our total annual revenue equals or exceeds $1 billion (subject to adjustment for inflation);

  •
  the last day of the fiscal year following the fifth anniversary of this offering;

  •
  the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt; or

  •
  the date on which we are deemed to be a "large accelerated filer" under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter.

        We may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy or information statements and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and seeking stockholder approval of any golden parachute payments not previously approved, except we have irrevocably elected not to take advantage of the extension of time to comply with new or revised financial accounting standards available under Section 102(b) of the JOBS Act. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our per share trading price may be adversely affected and more volatile.

Risks Related to this Offering and Ownership of Our Common Stock

         There is no existing market for our common stock, and the share price for our common stock may fluctuate significantly.

        Prior to this offering, there has been no public market for our common stock. An active trading market may not develop upon completion of this offering and, if it does develop, it may not be sustained. The initial public offering price of our common stock will be determined by negotiation among us and the representatives of the underwriters and may not be representative of the price that will prevail in the open market after this offering. See "Underwriting" for a discussion of the factors that were considered in determining the initial public offering price.

        The market price of our common stock after this offering may be significantly affected by factors including, among others:

  •
  quarterly variations in our results of operations;

  •
  changes in government regulations;

  •
  changes in laws affecting REITs and related tax matters;

  •
  the announcement of new contracts by us or our competitors;

  •
  general market conditions specific to our industry;

  •
  changes in general economic conditions;

  •
  volatility in the financial markets;

  •
  differences between our actual financial and operating results and those expected by investors and analysts; and

  •
  changes in analysts' recommendations or projections.

        As a result, our common stock may trade at prices significantly below the public offering price.

        Furthermore, in recent years, the stock market has experienced significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in our industry. The changes frequently appear to occur without regard to the operating performance of the affected companies. Hence, the price of our common stock could fluctuate based upon factors that have little or nothing to do with us in particular, and these fluctuations could materially reduce the price of our common stock and materially affect the value of your investment.

         Because we have not identified in this prospectus any specific properties to acquire with the net proceeds of this offering after repayment of debt, you will be unable to evaluate the economic merits of investments we intend to make with such net proceeds before deciding to purchase our common stock.

        We will have broad authority to invest the net proceeds of this offering in any real estate investments that we may identify in the future, and we may use those proceeds to make investments with which you may not agree. You will be unable to evaluate the economic merits of our properties before we invest in them and will be relying on our ability to select attractive investment properties. We also will have broad discretion in implementing policies regarding tenant credit-worthiness, and you will not have the opportunity to evaluate potential tenants. In addition, our investment policies may be amended or revised from time to time at the discretion of our board of directors, without a vote of our stockholders. These factors will increase the uncertainty and the risk of investing in our common stock.

        Although we intend to use proceeds from this offering to, among other things, acquire STORE Properties and lease them on a long-term net-lease basis, we cannot assure you that we will be able to do so on a profitable basis. Our failure to apply the net proceeds of this offering effectively or to find suitable properties to acquire in a timely manner or on acceptable terms could result in losses or returns that are substantially below expectations.

         A substantial portion of our total outstanding common stock may be sold into the market at any time following this offering. This could cause the market price of our common stock to drop significantly, even if our business is doing well, and make it difficult to for us to sell equity securities in the future.

        The market price of our common stock could decline as a result of sales of a large number of shares of our common stock or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it difficult for us to sell equity securities in the future at times or prices that we deem appropriate. After the consummation of this offering, we will have                shares of outstanding common stock on a fully diluted basis. See the information under the heading "Shares Eligible for Future Sale" and "Certain Relationships and Related Party Transactions" for a more detailed description of the shares of common stock that will be available for future sale upon completion of this offering.

         If you purchase shares of our common stock in this offering, you will suffer immediate and substantial dilution.

        The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock immediately after this offering. Therefore, if you purchase shares of our common stock in this offering, your interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock after this offering. See "Dilution."

         If we raise additional capital through the issuance of new equity securities, your interest in us will be diluted.

        We will have to issue additional equity securities periodically to finance our growth. If we raise additional capital through the issuance of new equity securities your interest in us will be diluted, which could cause you to lose all or a portion of your investment. If we are unable to access the public markets in the future, or if our performance or prospects decreases, we may need to consummate a private placement or public offering of our common stock or preferred stock. In addition, any new securities we may issue, such as preferred stock, may have rights, preferences or privileges senior to those securities held by you.

         If securities analysts do not publish research or reports about our company, or if they issue unfavorable commentary about us or our industry or downgrade the outlook of our common stock, the price of our common stock could decline.

        The trading market for our common stock will depend in part on the research and reports that third-party securities analysts publish about our company and our industry. One or more analysts could downgrade the outlook of our common stock or issue other negative commentary about our company or our industry. In addition, we may be unable or slow to attract research coverage. Furthermore, if one or more of these analysts cease coverage of our company, we could lose visibility in the market. As a result of one or more of these factors, the trading price of our common stock could decline and cause you to lose all or a portion of your investment.

         We may change the dividend policy for our common stock in the future.

        The decision to declare and pay dividends on our common stock, as well as the form, timing and amount of any such future dividends, will be at the sole discretion of our board of directors and will depend on our earnings, cash flows, liquidity, financial condition, capital requirements, contractual prohibitions or other limitations under our indebtedness, the annual distribution requirements under the REIT provisions of the Code, state law and such other factors as our board of directors considers relevant. Any change in our dividend policy could have a material adverse effect on the market price of our common stock.

         Legislative or regulatory action could adversely affect purchasers of our common stock.

        In recent years, numerous legislative, judicial and administrative changes have been made in the provisions of the federal income tax laws applicable to investments similar to an investment in our common stock. Changes are likely to continue to occur in the future, and these changes could adversely affect our stockholders' investment in our common stock. These changes include but are not limited to the reduction or elimination of the corporate income tax under the Code. Any of these changes could have an adverse effect on an investment in our common stock or on the market value or resale potential of our common stock. Stockholders are urged to consult with their own tax advisor with respect to the impact that recent legislation may have on their investment and the status of legislative, regulatory or administrative developments and proposals and their potential effect on their investment in our stock.

Risks Related to Our Tax Status and Other Tax Related Matters

         We would incur adverse tax consequences if we fail to qualify as a REIT.

        We have elected to be taxed as a REIT under the Code. Our qualification as a REIT requires us to satisfy numerous requirements, some on an annual and quarterly basis, established under highly technical and complex Code provisions for which there are only limited judicial or administrative interpretations, and which involves the determination of various factual matters and circumstances not entirely within our control. We expect that our current organization and methods of operation will enable us to continue to qualify as a REIT, but we may not so qualify or we may not be able to remain so qualified in the future. In addition, U.S. federal income tax laws governing REITs and other corporations and the administrative interpretations of those laws may be amended at any time, potentially with retroactive effect. Future legislation, new regulations, administrative interpretations or court decisions could adversely affect our ability to qualify as a REIT or adversely affect our stockholders.

        If we fail to qualify as a REIT in any taxable year, we would be subject to federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates, and would not be allowed to deduct dividends paid to our stockholders in computing our taxable income. Also, unless the Internal Revenue Service granted us relief under certain statutory provisions, we could not re-elect REIT status until the fifth calendar year after the year in which we first failed to qualify as a REIT. The additional tax liability from the failure to qualify as a REIT would reduce or eliminate the amount of cash available for investment or distribution to our stockholders. This would likely have a significant adverse effect on the value of our securities and our ability to raise additional capital. In addition, we would no longer be required to make distributions to our stockholders. Even if we continue to qualify as a REIT, we will continue to be subject to certain federal, state and local taxes on our income and property.

         Dividends paid by REITs generally do not qualify for reduced tax rates.

        In general, the maximum U.S. federal income tax rate for dividends that constitute "qualified dividend income" paid to individuals, trusts and estates is 20%. Unlike dividends received from a corporation that is not a REIT, our distributions generally are not eligible for the reduced rates. Although these rules do not adversely affect the taxation of REITs or dividends payable by REITs, investors who are individuals, trusts and estates may perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could materially and adversely affect the value of the shares of REITs, including the per share trading price of our common stock.

         We may conduct a portion of our business through taxable REIT subsidiaries, which are subject to certain tax risks.

        We have established a taxable REIT subsidiary and may establish others in the future. Despite our qualification as a REIT, our taxable REIT subsidiaries must pay income tax on their taxable income. In addition, we must comply with various tests to continue to qualify as a REIT for federal income tax purposes, and our income from and investments in our taxable REIT subsidiaries generally do not constitute permissible income and investments for these tests. Our dealings with our taxable REIT subsidiaries may adversely affect our REIT qualification. Furthermore, we may be subject to a 100% penalty tax, we may jeopardize our ability to retain future gains on real property sales, or our taxable REIT subsidiaries may be denied deductions, to the extent our dealings with our taxable REIT subsidiaries are not deemed to be arm's length in nature or are otherwise not permitted under the Code.

         The Internal Revenue Service may treat sale-leaseback transactions as loans, which could jeopardize our REIT status or require us to make an unexpected distribution.

        The Internal Revenue Service may take the position that specific sale-leaseback transactions that we treat as leases are not true leases for federal income tax purposes but are, instead, financing arrangements or loans. If a sale-leaseback transaction were so re-characterized, we might fail to satisfy the REIT asset tests, the income tests or distribution requirements and consequently lose our REIT status effective with the year of re-characterization unless we elect to make an additional distribution to maintain our REIT status.

         REIT distribution requirements limit our available cash.

        As a REIT, we are subject to annual distribution requirements, which limit the amount of cash we retain for other business purposes, including amounts to fund our growth. We generally must distribute annually at least 90% of our net REIT taxable income, excluding any net capital gain, in order for our distributed earnings to not be subject to corporate income tax. We intend to make distributions to our stockholders to comply with the requirements of the Code. However, differences in timing between the recognition of taxable income and the actual receipt of cash could require us to sell assets or borrow funds on a short-term or long-term basis to meet the 90% distribution requirement of the Code, even if the prevailing market conditions are not favorable for these borrowings.

         Certain property transfers may generate prohibited transaction income, resulting in a penalty tax on gain attributable to the transaction.

        From time to time, we may transfer or otherwise dispose of some of our properties. Under the Code, any gain resulting from transfers of properties that we hold as inventory or primarily for sale to customers in the ordinary course of business would be treated as income from a prohibited transaction and subject to a 100% penalty tax. Since we acquire properties for investment purposes, we do not believe that our occasional transfers or disposals of property are prohibited transactions. However, whether property is held for investment purposes is a question of fact that depends on all the facts and circumstances surrounding the particular transaction. The Internal Revenue Service may contend that certain transfers or disposals of properties by us are prohibited transactions. If the Internal Revenue Service were to argue successfully that a transfer or disposition of property constituted a prohibited transaction, then we would be required to pay a 100% penalty tax on any gain allocable to us from the prohibited transaction and we may jeopardize our ability to retain future gains on real property sales. In addition, income from a prohibited transaction might adversely affect our ability to satisfy the income tests for qualification as a REIT for federal income tax purposes.

         We could face possible state and local tax audits and adverse changes in state and local tax laws.

        As discussed in the risk factors above, because we are organized and qualify as a REIT, we are generally not subject to federal income taxes, but we are subject to certain state and local taxes. From time to time, changes in state and local tax laws or regulations are enacted, which may result in an increase in our tax liability. A shortfall in tax revenues for states and municipalities in which we own properties may lead to an increase in the frequency and size of such changes. If such changes occur, we may be required to pay additional state and local taxes. These increased tax costs could adversely affect our financial condition and the amount of cash available for the payment of distributions to our stockholders. In the normal course of business, entities through which we own real estate may also become subject to tax audits. If such entities become subject to state or local tax audits, the ultimate result of such audits could have an adverse effect on our financial condition.

         Qualifying as a REIT involves highly technical and complex provisions of the Code.

        Our qualification as a REIT involves the application of highly technical and complex Code provisions for which only limited judicial and administrative authorities exist. Even a technical or inadvertent violation could jeopardize our REIT qualification. Moreover, new legislation, court decisions or administrative guidance, in each case possibly with retroactive effect, may make it more difficult or impossible for us to qualify as a REIT. Our qualification as a REIT will depend on our satisfaction of certain asset, income, organizational, distribution, stockholder ownership and other requirements on a continuing basis. Our ability to satisfy the REIT income and asset tests depends upon our analysis of the characterization and fair market values of our assets, some of which are not susceptible to a precise determination and for which we will not obtain independent appraisals, and upon our ability to successfully manage the composition of our income and assets on an ongoing basis. In addition, our ability to satisfy the requirements to qualify as a REIT depends in part on the actions of third parties over which we have no control or only limited influence, including in cases where we own an equity interest in an entity that is classified as a partnership for U.S. federal income tax purposes.

 SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements. In particular, statements pertaining to our business and growth strategies, investment and leasing activities and trends in our business, including trends in the market for long-term, net leases of freestanding, single-tenant properties contain forward-looking statements. When used in this prospectus, the words "estimate," "anticipate," "expect," "believe," "intend," "may," "will," "should," "seek," "approximately" or "plan," or the negative of these words and phrases or similar words or phrases that are predictions of or indicate future events or trends and that do not relate solely to historical matters, are intended to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions of management.

        Forward-looking statements involve numerous risks and uncertainties, and you should not rely on them as predictions of future events. Forward-looking statements depend on assumptions, data or methods that may be incorrect or imprecise, and we may not be able to realize them. We do not guarantee that the transactions and events described will happen as described (or that they will happen at all). The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements:

  •
  general business and economic conditions;

  •
  continued volatility and uncertainty in the credit markets and broader financial markets, including potential fluctuations in the consumer price index, or CPI;

  •
  other risks inherent in the real estate business, including tenant defaults, potential liability relating to environmental matters, illiquidity of real estate investments, and potential damages from natural disasters;

  •
  availability of suitable properties to acquire and our ability to acquire and lease those properties on favorable terms;

  •
  ability to renew leases, lease vacant space or re-lease space as existing leases expire or are terminated;

  •
  the degree and nature of our competition;

  •
  our failure to generate sufficient cash flows to service our outstanding indebtedness;

  •
  access to debt and equity capital markets;

  •
  fluctuating interest rates;

  •
  availability of qualified personnel and our ability to retain our key management personnel;

  •
  changes in, or the failure or inability to comply with, government regulation, including Maryland laws;

  •
  failure to maintain our status as a REIT;

  •
  changes in the U.S. tax law and other U.S. laws, whether or not specific to REITs; and

  •
  additional factors discussed in the sections entitled "Our Business," "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this prospectus.

        You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this prospectus. While forward-looking statements reflect our good faith beliefs, they are not guarantees of future performance. We undertake no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events, except as required by law. In light of these risks and uncertainties, the forward-looking events discussed in this prospectus might not occur as described, or at all.

USE OF PROCEEDS

        We estimate that the net proceeds from the sale of the          shares of common stock we are offering will be approximately $             million, assuming an initial public offering price of $            per share (the midpoint of the initial public offering price range set forth on the cover page of this prospectus) and after deducting underwriting discounts and commissions and our estimated offering expenses. If the underwriters fully exercise their option to purchase additional shares, we estimate the net proceeds to us will be approximately $             million.

        We intend to use the net proceeds from this offering for investments in properties in the ordinary course of our business and for general business and working capital purposes.

        Each $1.00 increase (decrease) in the initial public offering price per share would increase (decrease) the net proceeds to us from this offering, after deducting underwriting discounts and commissions and our estimated offering expenses, by approximately $             million, assuming that the number of shares we are offering, as set forth on the cover page of this prospectus, remains the same and that the underwriters do not exercise their over-allotment option. An increase (decrease) of 1,000,000 in the number of shares we are offering would increase (decrease) the net proceeds to us from this offering, after deducting underwriting discounts and commissions and our estimated offering expenses, by approximately $             million, assuming the initial public offering price per share remains the same. An increase of 1,000,000 in the number of shares we are offering, together with a concomitant $1.00 increase in the assumed initial public offering price of $            per share, would increase the net proceeds to us from this offering, after deducting underwriting discounts and commissions and our estimated offering expenses, by approximately $             million. Conversely, a decrease of 1,000,000 in the number of shares we are offering, together with a concomitant $1.00 decrease in the assumed initial public offering price of $            per share, would decrease the net proceeds to us from this offering, after deducting underwriting discounts and commissions and our estimated offering expenses, by approximately $             million.

        Pending the permanent use of the net proceeds from this offering, we intend to invest the net proceeds in interest-bearing, short-term investment-grade securities, money-market accounts or other investments that are consistent with our intention to maintain our qualification as a REIT for federal income tax purposes.

 DISTRIBUTION POLICY

        We intend to continue to qualify as a REIT for U.S. federal income tax purposes. The Code generally requires that a REIT annually distribute at least 90% of its REIT taxable income, determined without regard to the deduction for dividends paid and excluding any net capital gain, and imposes tax on any taxable income retained by a REIT, including capital gains.

        We intend to make regular quarterly distributions to holders of our common stock. We intend to pay an initial distribution with respect to the period commencing on the consummation of this offering and ending                  , 2014, based on a distribution of $      per share for a full quarter. On an annualized basis, this would be $        per share, or an annual distribution rate of approximately    %, based on an assumed initial public offering price of $    per share (the midpoint of the initial public offering range set forth on the cover page of this prospectus). We estimate that this initial annual distribution rate will represent approximately    % of estimated cash available for distribution for the 12 months ending December 31, 2014. We have estimated our cash available for distribution to our common stockholders for the 12 months ending December 31, 2014 based on adjustments to our net income available to common stockholders for the 12 months ended December 31, 2013 as described below. This estimate was based upon our historical operating results, the assumed proceeds of this offering (and use thereof as described in "Use of Proceeds") and scheduled incremental rents and committed capital expenditures and assumed related financing activities. Except as set forth below, this estimate does not take into account any additional investments and their associated cash flows, unanticipated expenditures we may have to make or other financing activities.

        Our estimate of cash available for distribution does not include the effect of any changes in our working capital accounts but does include the reduction in interest expense from the repayment of debt that will be funded with offering proceeds. Any investing and/or financing activities we undertake after this offering may have a material effect on our estimate of cash available for distribution. Because we have made the assumptions set forth above in estimating cash available for distribution, we do not intend this estimate to be a projection or forecast of our actual results of operations or our liquidity, and have estimated cash available for distribution for the sole purpose of determining the amount of our initial annual distribution rate. Our estimate of cash available for distribution should not be considered as an alternative to cash flow from operating activities (computed in accordance with U.S. generally accepted accounting principles) or as an indicator of our liquidity or our ability to pay dividends or make distributions. In addition, the methodology upon which we made the adjustments described below is not necessarily intended to be a basis for determining future distributions.

        We intend to maintain our initial distribution rate for the 12-month period following consummation of this offering and believe that our estimate of cash available for distribution constitutes a reasonable basis for setting the initial distribution rate. However, our estimated distributions may not be made or sustained and our board of directors may change our distribution policy in the future. Any distributions will be at the sole discretion of our board of directors, and their form, timing and amount, if any, will depend upon a number of factors, including our actual and projected results of operations, liquidity, cash flows and financial condition, the rent we actually receive from our tenants, our operating expenses, our debt service requirements, our capital expenditures, prohibitions and other limitations under our financing arrangements, our REIT taxable income, our annual REIT distribution requirements, applicable law and such other factors as our board of directors deems relevant. For more information regarding risk factors that could materially and adversely affect us and our ability to make distributions to our stockholders, see "Risk Factors." If our operations do not generate sufficient cash flow to enable us to pay our intended or required distributions, we may be required either to fund distributions from working capital, borrow or raise equity or reduce such distributions. In addition, our articles of incorporation allow us to issue preferred stock that could have a preference over our common stockholders on distributions. Additionally, under certain circumstances, agreements relating to our indebtedness could limit our ability to make distributions to our common stockholders. We intend to redeem all of our currently outstanding preferred stock shortly after the completion of this offering, and we currently have no intention to issue any new shares of preferred stock, but if we do, the distribution preference on the preferred stock could limit our ability to make distributions to our common stockholders.

        We anticipate that, at least initially, our distributions will exceed our then current and accumulated earnings and profits as determined for U.S. federal income tax purposes for that period. As a result, we expect that a portion of our distributions will represent a return of capital for U.S. federal income tax purposes. Distributions in excess of our current and accumulated earnings and profits and not treated by us as a dividend will not be taxable to a U.S. stockholder under current U.S. federal income tax law to the extent those distributions do not exceed the stockholder's adjusted tax basis in his or her common stock, but rather will reduce the stockholder's adjusted basis of his or her common stock. Therefore, the gain (or loss) recognized on the sale of that common stock or upon our liquidation will be increased (or decreased) accordingly. To the extent those distributions exceed a taxable U.S. stockholder's adjusted tax basis in his or her common stock, they will be included in income as long-term capital gain, or short-term capital gain if the shares have been held for one year or less. The percentage of our stockholder distributions that exceeds our current and accumulated earnings and profits may vary substantially from year to year. For a more complete discussion of the tax treatment of distributions to holders of our common stock, see "Certain U.S. Federal Income Tax Considerations."

        U.S. federal income tax law requires that a REIT distribute annually at least 90% of its REIT net taxable income, excluding net capital gains, and that it pay tax at regular corporate rates to the extent that it annually distributes less than 100% of its net taxable income including net capital gains. For more information, please see "Certain U.S. Federal Income Tax Considerations." We anticipate that our estimated cash available for distribution will exceed the annual distribution requirements applicable to REITs. However, under some circumstances, we may be required to pay distributions in excess of cash available for distribution in order to meet these distribution requirements and we may need to borrow funds to make those distributions. We may not be able to borrow funds on favorable terms, if at all.

 CAPITALIZATION

        The following table sets forth our cash and cash equivalents and our capitalization as of September 30, 2013:

  •
  on an actual basis; and

  •
  on an as adjusted basis to give effect to the sale of            shares of our common stock we are offering at an assumed initial public offering price of $    per share (the midpoint of the initial public offering price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions and our estimated offering expenses.

	As of September 30, 2013
(In thousands, except share and per share data)	Actual	As Adjusted
Cash and cash equivalents(1)	$32,839	$

Debt:
Credit facilities	$34,000		$34,000
Non-recourse debt obligations of consolidated special purpose entities, net(2)	803,167		803,167

Total debt	837,167		837,167

Stockholders' equity:
Preferred stock, $0.01 par value per share; 125,000,000 shares authorized, 125 shares issued and outstanding, actual and as adjusted(3)
Common stock, $0.01 par value per share; 375,000,000 shares authorized, actual and as adjusted; 31,038,073 shares issued and outstanding, actual; shares issued and outstanding, as adjusted	310
Capital in excess of par value(1)	638,241
Distributions in excess of retained earnings	(18,935)		(18,935)
Accumulated other comprehensive loss	(276)		(276)

Total stockholders' equity(1)	619,340

Total capitalization(1)	$1,456,507	$

(1)
Each $1.00 increase (decrease) in the assumed initial public offering price per share would increase (decrease) each of as adjusted cash and cash equivalents, capital in excess of par value, stockholders' equity and total capitalization by approximately $         million, assuming that the number of shares we are offering, as set forth on the cover page of this prospectus, remains the same. An increase (decrease) of 1,000,000 in the number of shares we are offering would increase (decrease) each of as adjusted cash and cash equivalents, capital in excess of par value, stockholders' equity and total capitalization by approximately $         million, assuming the initial public offering price per share remains the same. An increase of 1,000,000 in the number of shares we are offering, together with a concomitant $1.00 increase in the assumed initial public offering price of $        per share, would increase each of as adjusted cash and cash equivalents, capital in excess of par value, stockholders' equity and total capitalization by approximately $         million. Conversely, a decrease of 1,000,000 in the number of shares we are offering, together with a concomitant $1.00 decrease in the assumed initial public offering price of $        per share, would decrease each of as adjusted cash and cash equivalents, capital in excess of par value, stockholders' equity and total capitalization by approximately $         million.

(2)
As of December 31, 2013, the total outstanding principal balance of non-recourse debt obligations of our consolidated special purpose entities was approximately $992 million (or $1.05 billion, which includes $60.5 million of Class B net-lease mortgage notes which were issued and retained by our subsidiaries).

(3)
Upon written notice to each record holder of our Series A Preferred Stock as to the effective date of redemption, we may redeem the shares of our outstanding Series A Preferred Stock at our option, in whole or in part, at any time for cash at a redemption price equal to $1,000 per share plus all accrued and unpaid dividends thereon to and including the date fixed for redemption. Shares of the Series A Preferred Stock that are redeemed shall no longer be deemed outstanding shares of STORE Capital Corporation and all rights of the holders of such shares will terminate. We plan to redeem all outstanding shares of our Series A Preferred Stock following the completion of this offering so that there will be no shares of our preferred stock issued and outstanding.

        The table above should be read in conjunction with our consolidated financial statements and related notes included in this prospectus. This table excludes 396,857 shares of our common stock available for future grant under our 2012 Long-Term Incentive Plan as of September 30, 2013.

DILUTION

        If you invest in our common stock, you will experience dilution to the extent of the difference between the public offering price per share you pay in this offering and the net tangible book value per share of our common stock immediately after this offering. Our net tangible book value as of September 30, 2013 was approximately $         million, or approximately $      per share of common stock. We calculate net tangible book value per share by subtracting our total liabilities and cumulative dividends payable on our preferred stock from our total tangible assets and dividing the result by the number of shares of common stock outstanding as of September 30, 2013.

        After giving effect to the sale of the          shares of common stock we are offering at an assumed initial public offering price of $      per share (the midpoint of the initial public offering price range set forth on the cover page of this prospectus), and after deducting underwriting discounts and commissions and our estimated offering expenses, our as adjusted net tangible book value would have been approximately $         million, or approximately $      per share of common stock. This represents an immediate increase in net tangible book value of approximately $      per share to existing stockholders and an immediate dilution of approximately $      per share to new investors. The following table illustrates this calculation on a per share basis:

Assumed public offering price per share	$
Net tangible book value per share as of September 30, 2013	$
Increase per share attributable to the offering	$
As adjusted net tangible book value per share after this offering	$
Dilution per share to new investors	$

        A $1.00 increase (decrease) in the assumed initial public offering price per share would increase (decrease) our as adjusted net tangible book value by approximately $         million, or $      per share, and would increase (decrease) dilution to investors in this offering by $      per share, assuming that the number of shares we are offering, as set forth on the cover page of this prospectus, remains the same. An increase of 1,000,000 in the number of shares we are offering would increase our as adjusted net tangible book value by approximately $         million, or $      per share, and would decrease dilution to investors in this offering by $      per share, assuming the initial public offering price per share remains the same. A decrease of 1,000,000 in the number of shares we are offering would decrease our as adjusted net tangible book value by approximately $         million, or $      per share, and would increase dilution to investors in this offering by $      per share, assuming the initial public offering price per share remains the same. An increase of 1,000,000 in the number of shares we are offering, together with a concomitant $1.00 increase in the assumed initial public offering price of $      per share, would increase our as adjusted net tangible book value by approximately $         million, or $      per share, and would decrease dilution to investors in this offering by $      per share. Conversely, a decrease of 1,000,000 in the number of shares we are offering, together with a concomitant $1.00 decrease in the assumed initial public offering price of $      per share, would decrease our as adjusted net tangible book value by approximately $         million, or $      per share, and would increase dilution to investors in this offering by $      per share.

        The following table summarizes, on an as adjusted basis as of September 30, 2013, after giving effect to this offering, the total number of shares of our common stock purchased from us and the total consideration and average price per share paid by existing stockholders and by investors in this offering.

	Shares Purchased from Us			Total Consideration to Us
Average Price per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
Investors in this offering

Total		100.0%		$	100.0%

        A $1.00 increase in the assumed initial public offering price per share would increase total consideration paid by investors in this offering, total consideration paid by all stockholders and the average price per share paid by all stockholders by $       million, $       million and $      , respectively, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. A $1.00 decrease in the assumed initial public offering price per share would decrease total consideration paid by investors in this offering, total consideration paid by all stockholders and the average price per share paid by all stockholders by $       million, $       million and $      , respectively, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. An increase of 1,000,000 in the number of shares we are offering would increase total consideration paid by investors in this offering, total consideration paid by all stockholders and the average price per share paid by all stockholders by $       million, $       million and $      , respectively, assuming the initial public offering price stays the same. A decrease of 1,000,000 in the number of shares we are offering would decrease total consideration paid by investors in this offering, total consideration paid by all stockholders and the average price per share paid by all stockholders by $       million, $       million and $      , respectively, assuming the initial offering price stays the same. An increase of 1,000,000 in the number of shares we are offering, together with a concomitant $1.00 increase in the assumed initial public offering price of $      per share, would increase total consideration paid by investors in this offering, total consideration paid by all stockholders and the average price per share paid by all stockholders by $         million, $       million and $      , respectively. Conversely, a decrease of 1,000,000 in the number of shares we are offering, together with a concomitant $1.00 decrease in the assumed initial public offering price of $       per share, would decrease total consideration paid by investors in this offering, total consideration paid by all stockholders and the average price per share paid by all stockholders by $         million, $         million and $      , respectively.

        The preceding paragraph and above table, and the bullet points immediately below, do not give effect to any shares that our existing stockholders may purchase in this offering. If the underwriters fully exercise their option to purchase additional shares, the following will occur:

  •
  the as adjusted percentage of shares of our common stock held by existing stockholders will decrease to approximately         % of the total as adjusted number of shares of our common stock outstanding as of September 30, 2013; and

  •
  the as adjusted number of shares of our common stock held by new public investors will increase to            , or approximately      % of the total as adjusted number of shares of our common stock outstanding as of September 30, 2013.

        The tables and calculations above are based on            shares of common stock outstanding as of September 30, 2013 and exclude, as of that date, 396,857 shares of our common stock available for future grant under our 2012 Long-Term Incentive Plan.

 SELECTED CONSOLIDATED FINANCIAL DATA

        The following selected consolidated financial data as of December 31, 2012 and 2011 and for the year ended December 31, 2012 and the period from inception (May 17, 2011) through December 31, 2011 is derived from the audited consolidated financial statements of STORE Capital Corporation. The following selected consolidated financial data as of September 30, 2013 and for the nine-month periods ended September 30, 2013 and 2012 is derived from our unaudited condensed consolidated financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of the financial position and results of operations for those periods. Operating results for the nine months ended September 30, 2013 are not necessarily indicative of the results that may be expected for the entire year ended December 31, 2013. The data is only a summary and should be read together with the consolidated financial statements, the related notes and other financial information included in this prospectus.

	Nine Months Ended September 30,			From Inception (May 17, 2011) Through December 31, 2011
			Year Ended December 31, 2012
(Dollars in thousands)	2013	2012
Statement of Operations Data:
Total revenues	$76,170	$25,601	$41,200	$3,993
Expenses:
Interest	26,682	6,236	11,472	1,120
Transaction costs	2,224	277	387	446
Property costs	28	3	7	—
General and administrative	10,463	7,645	10,363	4,025
Depreciation and amortization	21,005	6,964	11,156	998

Total expenses	60,402	21,125	33,385	6,589

Income (loss) from continuing operations before income taxes	15,768	4,476	7,815	(2,596)
Income tax expense	80	52	70	5

Income (loss) from continuing operations	15,688	4,424	7,745	(2,601)
Income from discontinued operations, net of taxes	3,120	279	431	579

Net income (loss)	$18,808	$4,703	$8,176	$(2,022)

Balance Sheet Data (at period end):
Total real estate investments, at cost	$1,362,068		$870,254	$230,822
Carrying amount of loans receivable	65,100		41,450	4,956

Total investment portfolio	1,427,168		911,704	235,778
Cash and cash equivalents	32,839		64,752	31,203
Total assets	1,468,526		979,833	270,468
Credit facilities	34,000		160,662	29,971
Non-recourse debt obligations of consolidated special purpose entities, net	803,167		306,581	13,500
Total liabilities	849,186		482,919	49,506
Total stockholders' equity	619,340		496,914	220,962
Other Data:
Funds from Operations(1)	$38,075	$11,475	$19,014	$(982)
Adjusted Funds from Operations(1)	$43,314	$13,216	$21,639	$(17)
Number of investment property locations	548		371	112
% of owned properties under contract	100%		100%	100%

(1)
For definitions and reconciliations of Funds from Operations and Adjusted Funds from Operations see Non-GAAP Measures discussion in "Management Discussion and Analysis of Financial Condition and Results of Operations."

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion of our financial condition and results of operations should be read together with the "Selected Consolidated Financial Data" and "Our Business" sections of this prospectus, as well as the consolidated financial statements and related notes that are included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should read "Risk Factors" and the "Special Note Regarding Forward-Looking Statements" sections of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by these forward-looking statements.

Overview

        We were formed in 2011 to acquire and hold single-tenant commercial real estate properties throughout the United States that are leased to the properties' operators under long-term net leases. We focus on what we refer to as "operational" real estate, meaning that sales and profits are generated at that location by the business operating on that real estate, which makes that location "operational" to the business. Examples of operational real estate include restaurants, early childhood education centers, movie theaters, furniture stores, health clubs, colleges and professional schools, and pet care and boarding. By acquiring the real estate from the operators and then leasing the real estate back to them, they become our long-term tenants, and we refer to them as our customers. We provide a source of long-term capital to our customers by enabling them to avoid the need to incur debt and invest equity in order to finance the real estate that is essential to their business.

        We are a Maryland corporation organized as an internally managed real estate investment trust, or REIT. All of the real estate we acquire is held by our wholly owned subsidiaries, many of which are special purpose bankruptcy remote entities formed to facilitate the financing of our real estate. Our primary stockholder is STORE Holding Company, LLC, or STORE Holding, a Delaware limited liability company, substantially all of which is owned, directly or indirectly, by certain investment funds managed by Oaktree Capital Management, L.P. As a REIT, we will generally not be subject to federal income tax to the extent that we distribute all of our taxable income to our stockholders and meet other requirements.

        We generate our cash from operations primarily through the monthly lease payments, or "base rent," we receive from our customers under their long-term leases with us. We also receive interest payments on loans receivable, which are a small part of our portfolio. We refer to the monthly lease and interest payments due from our customers as "base rent and interest." Most of our leases contain lease escalations every year or every several years that are based on the lesser of the increase in the Consumer Price Index, or CPI, or a stated percentage (if expressed on an annual basis, currently averaging approximately 1.7%), which allows the monthly lease payments we receive to rise somewhat in an inflationary economic environment. As of September 30, 2013, approximately 99% of our leases (based on annualized base rent) are referred to as "triple net," which means that our customer is responsible for all of the maintenance, insurance and property taxes associated with the properties they lease from us, including any increases in those costs that may occur as a result of inflation. The remaining 1% of the leases had some landlord responsibilities, generally related to structural repairs that may be required on such properties in the future. Also, we will occasionally incur nominal property-level expenses that are not paid by our customers, such as the costs of periodically making site inspections of our properties. We do not currently anticipate incurring significant capital expenditures or property costs. As of September 30, 2013, the weighted average remaining term of our leases (calculated based on annualized base rent) was approximately 16 years, excluding renewal options, which are exercisable at the option of our tenants upon expiration of their base lease term. Leases approximating 98% of our base rent as of that date provide for tenant renewal options (generally two to four five-year options) and leases approximating 15% of our base rent provide the tenant an option to purchase the property from us at a specified time or times (generally at the greater of the then-fair market value or our cost).

Liquidity and Capital Resources

        We acquire real estate with a combination of debt and equity capital and with cash from operations that is not otherwise distributed to our stockholders. Our equity capital is provided to us as needed for our real estate acquisition activity by investors in STORE Holding, which is our holding company parent. As of September 30, 2013, $450 million in remaining equity commitments were available to us from STORE Holding. Our debt capital is provided on a temporary basis through short-term, variable-rate secured credit facilities with banks, until a sufficiently large and diverse pool of real estate is accumulated to warrant our issuance of long-term fixed-rate debt, generally to banks or other institutional investors. We also, from time to time, obtain non-recourse mortgage financing from banks and insurance companies secured by specific property we pledge as collateral. By matching the expected cash inflows from our long-term real estate leases with the expected cash outflows of our long-term fixed-rate debt, we seek to "lock in," for as long as is economically feasible, the expected positive difference between our scheduled cash inflows on the leases and the cash outflows on our debt payments. In this way, we seek to reduce the risk that increases in interest rates would adversely impact our profitability.

        The availability of long-term debt to finance commercial real estate in the United States can, at times, be impacted by economic and other factors that are beyond our control. An example of this is the period during the recession of 2007 to 2009 when availability of long-term debt capital for commercial real estate was significantly curtailed. We seek to reduce the risk that long-term debt capital may be unavailable to us by limiting the period between the time we acquire our real estate and the time we finance our real estate with long-term debt. As we grow our real estate portfolio, we also intend to manage our debt maturities to reduce the risk that a significant amount of our debt will mature in any single year in the future. We believe our anticipated cash from operations, together with our access to long-term debt and equity capital, will be sufficient to operate our business and continue to acquire the real estate for which we currently have made commitments. In order to continue to grow in the future beyond the equity provided to us by STORE Holding, our primary stockholder, we are seeking to access the public capital markets through this offering.

        As of September 30, 2013, our real estate investment portfolio totaled $1.4 billion, consisting of investments in 548 property locations with base rent and interest due from our customers aggregating approximately $10.3 million per month, excluding future rent payment escalations. Substantially all of our cash from operations is generated by our real estate portfolio.

        Our primary cash expenditures are the monthly principal and interest payments we make on the debt we use to finance our real estate investment portfolio and the general and administrative expenses of servicing the portfolio and operating our business. Since substantially all of our leases are triple-net, our tenants are responsible for the maintenance, insurance and property tax expenses related to the properties they lease from us; accordingly, we do not currently anticipate making significant capital expenditures or incurring other significant property costs. We seek to match the monthly cash inflows from our long-term leases and mortgage loans receivable with the cash outflows representing principal and interest payments on our long-term fixed-rate debt, such that the expected positive spread between our portfolio cash inflows and outflows are "locked in" for as long a period as is economically feasible.

        We intend to continue to grow through additional real estate investments. To accomplish this objective, we must continue to identify real estate acquisitions which are consistent with our underwriting guidelines and raise future additional capital.

        We fund the acquisition cost of our real estate investment portfolio using a combination of cash from operations, equity and debt. Historically, we have raised equity capital through private contributions from STORE Holding. In the future, we may raise additional equity capital through the public issuance and sale of our common stock, which will depend on, among other things, our equity cost of capital. We may also issue preferred stock in the future if market conditions permit and we believe doing so would be in our best interests. We raise capital through several different debt markets, including the asset-backed and commercial mortgage-backed securities markets, as well as the market for term debt financing. Each of these is described in more detail below. We believe that having access to multiple debt markets increases our financing flexibility because different debt markets may attract different debt investors, thus increasing our access to a potentially larger pool of debt investors. In addition, a particular debt market may be more competitive than another at any particular point in time. In addition to these sources of debt capital, our senior leadership team has prior experience with senior secured and unsecured lines of credit, which may be deployed as we continue to grow the business and implement our asset-liability management strategies.

        Typically, we use short-term bank financing to acquire our real estate properties, until a sufficiently large and diverse pool of properties is accumulated to warrant the issuance of long-term debt, the proceeds of which we use to repay the amounts outstanding under our credit facilities. As of September 30, 2013, we had two secured bank credit facilities and one unsecured revolving line of credit with a bank. One secured credit facility, which was renewed in October 2013, is currently structured as a repurchase facility consisting of two parts. The primary part is a two-year $150 million credit line, which is expandable to $250 million under certain circumstances. Borrowings under this portion of the facility bear an interest rate of one-month LIBOR plus 2.45%, are secured by real estate properties we pledge as collateral and are limited to 50% of the appraisal value of that real estate. The secondary part is a one-year $50 million credit line. Borrowings under this portion of the facility bear an interest rate of one-month LIBOR plus 2.95%, are limited to 100% of the purchase price of the real estate we pledge as collateral, and are secured by that real estate as well as our equity interests in certain of our consolidated special purpose subsidiaries and our holdings of the Class B notes issued under our STORE Master Funding debt program described below. Covenants under this credit facility include a minimum equity requirement of $25 million plus 75% of any additional equity raised after October 2013, a minimum liquidity requirement of $10 million and a maximum pro forma leverage ratio of .75 to 1. Borrowings on this facility are also subject to concentration limits and portfolio covenants related to the pool of properties pledged as collateral, including a minimum weighted average aggregate fixed charge coverage ratio, or FCCR, for portfolio assets of 1.5 to 1 with no individual FCCR of less than 1 to 1. As of September 30, we were in compliance with these covenants. Our second secured credit facility is a three-year facility that expires in December 2015 and currently allows us to borrow up to $100 million (as of September 30, 2013, this amount was $90 million), expandable up to $150 million under certain circumstances. Interest on borrowings under this facility is based on either a "base rate", as defined in the debt agreement, plus 2.00% or one-month LIBOR plus 3.00%. This facility is a full recourse obligation of the Company and is structured as a revolving credit facility whereby we pledge assets, which comprise a borrowing base, to the lender to secure any borrowings under the facility. The covenants under this second secured credit facility include a maximum leverage ratio of .65 to 1, minimum ratio of earnings before interest, taxes, depreciation and amortization to fixed charges of 1.5 to 1 and a minimum consolidated net worth of $275 million plus 75% of any additional equity raised after September 2012. Borrowings on this facility are also subject to portfolio covenants related to the pool of investment properties pledged as collateral under the facility, including a minimum weighted average aggregate FCCR for portfolio assets of 1.6 to 1 with no individual FCCR of less than 1.25 to 1. As of September 30, we were in compliance with these covenants. The secured credit facilities also require payment of a non-use fee on undrawn amounts ranging from 0.25% to 0.70%. As of September 30, 2013, we also had a $10 million unsecured revolving credit facility with a bank bearing interest at 3.00%; this facility expired in December 2013.

        As of September 30, 2013, 99% of our long-term debt was fixed-rate debt, or was effectively converted to fixed-rate debt for the term of the debt through the use of two interest rate swap agreements. Our primary long-term debt funding option is STORE Master Funding, which we began to use in 2012. Through this debt program, we arrange for bankruptcy remote, special purpose entity subsidiaries to issue multiple series of investment-grade asset-backed net-lease mortgage notes, or ABS notes, from time to time as additional collateral is added to the collateral pool. These ABS notes are issued in two classes, Class A and Class B. The Class A notes, which represent approximately 70% of the appraised value of the underlying real estate collateral, are currently rated A by Standard & Poor's Ratings Services. We typically retain the Class B notes, which are subordinated to the Class A notes as to principal repayment. The Class A notes generally require monthly payments of principal and interest with balloon payments due at their respective maturity dates, either seven or 10 years from date of issuance. The ABS notes are generally issued to institutional investors through the asset-backed securities market. Our senior leadership team pioneered the concept of serial issuances of rated debt backed by a growing collateral pool of commercial real estate in 2005. We believe our STORE Master Funding program provides us with several advantages, including the ability to:

  •
  create a growing diversified pool of properties and realize resultant competitive capital costs;

  •
  actively manage the pool of assets for the benefit of our stockholders, customers and other stakeholders;

  •
  issue non-recourse (subject to certain customary limited exceptions) debt having limited corporate covenants, including but not limited to the fact that a change in control of us would not cause the debt to become due, which increases our corporate flexibility; and

  •
  issue frequent serial notes from a growing collateral pool to prudently extend sequential debt maturities.

        To complement STORE Master Funding, we also obtain debt in discrete transactions through other bankruptcy remote, special purpose entity subsidiaries, which debt is solely secured by specific real estate assets and is non-recourse to our other assets (subject to certain customary limited exceptions). These discrete borrowings are generally in the form of traditional mortgage notes payable, with principal and interest payments due monthly and balloon payments due at their respective maturity dates, which typically range from seven to 10 years from the date of issuance. We generally obtain discrete secured borrowings from institutional commercial mortgage lenders, who subsequently securitize (that is, sell) the loans within the commercial mortgage-backed securities, or CMBS, market. We have also occasionally used similar types of financing from insurance companies and commercial banks. Our decision to use STORE Master Funding or non-recourse traditional mortgage loan borrowings depends on borrowing costs, debt terms, debt flexibility and the tenant and industry diversification levels of the collateral pool. Should market factors, which are beyond our control, adversely impact our access to these debt sources at economically feasible rates, our ability to grow through additional real estate acquisitions will be limited to any undistributed amounts available from our operations and any additional equity capital contributions from STORE Holding or other equity raises.

        Net cash provided by operating activities rose to $37.5 million for the nine months ended September 30, 2013 from $13.5 million for the comparable period in 2012 due to the increase in the size of our real estate investment portfolio. Net cash used in investment activities totaled $518.9 million for the nine months ended September 30, 2013, with investments in owned properties and mortgage loans receivable aggregating $550.8 million and proceeds from sales of properties during the period aggregating $37.8 million. For the nine months ended September 30, 2012, net cash used in investing activities totaled $370.1 million, with investments in owned properties aggregating $371.1 million and proceeds from sales of properties aggregating $1.2 million. Net cash provided by financing activities for the nine months ended September 30, 2013 totaled $449.4 million, including $502.9 million in proceeds from the issuance of non-recourse debt obligations by our consolidated special purpose entities and $133.8 million from the issuance of common stock offset by $126.7 million in net paydowns on our credit facilities. Net cash provided by financing activities for the nine months ended September 30, 2012 totaled $388.3 million including $275.4 million in debt proceeds from non-recourse obligations issued by our consolidated special purpose entities and $155.0 million in equity proceeds from the issuance of our common stock, offset by $30.0 million in net paydowns on our credit facility. We paid dividends to our stockholders totaling $1.4 million for the nine months ended September 30, 2012 and $38.2 million for the nine months ended September 30, 2013. Cash for the increase in dividends between years resulted primarily from the increase in cash provided by our operations. Cash and cash equivalents totaled $32.8 million at September 30, 2013.

        During our initial period of operations (from our inception in May 2011 through December 31, 2011) we used $235.8 million in net cash for our investment activities in assembling our real estate and loan portfolio, as compared to $672.2 million in net cash used in investment activities during our first full year of operations in 2012. Due to the growth in our investment portfolio, cash from operations increased between years, starting from $1.8 million generated in our initial period of operations in 2011 to net cash from operations of $22.4 million generated during the year ended December 31, 2012. Our real estate investment activities were funded with a combination of equity and debt. Net cash provided by our financing activities totaled $683.3 million in 2012, primarily consisting of net borrowing activity totaling $408.7 million and net equity raises totaling $280.3 million. Our net cash provided by financing activities in 2011 totaled $265.2 million, consisting of $42.0 million in net borrowings and $223.2 million in net proceeds from our initial equity raises.

        Management believes that the cash generated by our operations, together with our cash and cash equivalents at September 30, 2013, our current borrowing capacity on our secured credit facilities and the equity commitments available to us through our primary investor, will be sufficient to fund our operations for the foreseeable future.

Off-Balance Sheet Arrangements

        We have no off-balance-sheet arrangements as of September 30, 2013.

Contractual Obligations

        The following table provides information with respect to our contractual commitments as of December 31, 2012 (dollars in thousands).

		Payment due by period
	TOTAL	Less than 1 year (2013)	1 - 3 years (2014 - 2015)	3 - 5 years (2016 - 2017)	More than 5 years (after 2017)
Credit Facilities(1)	$160,662	$127,925	$32,737	$—	$—
Non-recourse long-term debt obligations:
Principal	306,560	4,897	10,593	14,755	276,315
Interest	113,026	16,639	32,616	31,450	32,321
Commitments to customers	10,200	10,200	—	—	—
Corporate office operating lease obligations	1,342	205	476	526	135

Total	$591,790	$159,866	$76,422	$46,731	$308,771

(1)
Represents balances outstanding under our credit facilities as of December 31, 2012, presented based on the maturity dates of the facilities. Based on interest rates in effect on December 31, 2012, interest expense and non-use fees would aggregate $6.6 million assuming the borrowings were outstanding through the contractual maturity dates of the facilities.

Quantitative and Qualitative Disclosures About Market Risk

        Our primary market risk exposure is interest rate risk. Market interest rates are sensitive to many factors that are beyond our control. Our interest rate risk management objective is to limit the impact of future interest rate changes on our earnings and cash flows. We seek to match the cash inflows from our long-term leases with the expected cash outflows on our long-term debt. To achieve this objective, our consolidated subsidiaries primarily borrow on a fixed-rate basis for longer-term debt issuances. At September 30, 2013, a small portion of our long-term debt outstanding ($25.6 million) carried variable interest rates. One of our consolidated subsidiaries has entered into two interest rate swap agreements designed to effectively fix the interest rate on $19.9 million of the variable-rate notes payable for the entire term of the agreements. We had no other derivative contracts outstanding at September 30, 2013. We do not use derivative instruments for trading or speculative purposes. See Note 5 to our Consolidated Financial Statements in Item 8 for further information on these derivatives.

        Our primary interest rate risk relates to our short-term variable-rate credit facilities. We use these credit facilities to partially fund real estate acquisitions until a sufficiently large and diverse pool of properties is accumulated to warrant the issuance of long-term fixed-rate debt. We seek to minimize the time period between acquisition of the real estate and the ultimate financing of that real estate with long-term fixed-rate debt. In addition, we may use various financial instruments designed to mitigate the impact of interest rate fluctuations on our cash flows and earnings, including hedging strategies, depending on our analysis of the interest rate environment and the costs and risks of such strategies. During the nine months ended September 30, 2013, we had average daily outstanding borrowings of $84.5 million on our variable-rate secured credit facilities at a weighted average annual interest rate of one-month LIBOR plus 2.95% to 3.0% (or 3.178% per annum at September 30, 2013). We monitor our market interest rate risk exposures using a sensitivity analysis. Our sensitivity analysis estimates the exposure to market risk sensitive instruments assuming a hypothetical adverse change in interest rates. The sensitivity analysis is of limited predictive value because our ultimate realized gains or losses with respect to interest rate fluctuations will depend on the amount of variable-rate debt outstanding during a future period, our hedging strategies at the time and the prevailing interest rates.

        Based on the results of a sensitivity analysis, which assumes a 1% adverse change in interest rates, the estimated market risk exposure for our variable-rate credit facilities and our other variable-rate debt was approximately $691,000 of cash flow for the nine months ended September 30, 2013.

Recently Issued Accounting Pronouncements

        From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or the SEC. We adopt the new pronouncements as of the specified effective date. Unless otherwise discussed, these new accounting pronouncements include technical corrections to existing guidance or introduce new guidance related to specialized industries or entities, and we currently expect them to have minimal, if any, impact on our financial position or results of operations upon adoption.

Critical Accounting Policies and Estimates

        Our discussion and analysis of our historical financial condition and results of operations is based upon our consolidated financial statements which are prepared in accordance with U.S. generally accepted accounting principles, or GAAP. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Although management believes its estimates are reasonable, actual results could differ materially from those estimates. The accounting policies discussed below are considered critical because changes to certain judgments and assumptions inherent in these policies could affect the financial statements. For more information on our accounting policies, please refer to the notes to consolidated financial statements included elsewhere in this prospectus.

Accounting for Real Estate Investments

        We record the acquisition of real estate properties at cost, including acquisition and closing costs. We allocate the cost of real estate properties to the tangible and intangible assets and liabilities acquired based on their estimated relative fair values. Real estate properties subject to an existing in-place lease at the date of acquisition are recorded as business combinations, and each tangible and intangible asset and liability acquired is recorded at fair value. Management uses multiple sources to estimate fair value, including independent appraisals and information obtained about each property as a result of its pre-acquisition due diligence and its marketing and leasing activities. We expense transaction costs associated with real estate acquisitions accounted for as business combinations in the period incurred. Properties classified as held for sale are recorded at the lower of the carrying value or the fair value, less anticipated closing costs.

Lease Intangibles

        In-place lease intangibles are valued based on management's estimates of lost rent and carrying costs during the time it would take to locate a tenant if the property were vacant, considering current market conditions and costs to execute similar leases. In estimating lost rent and carrying costs, management considers market rents, real estate taxes, insurance, costs to execute similar leases including leasing commissions and other related costs. The value assigned to in-place leases is amortized on a straight-line basis as a component of depreciation and amortization expense over the remaining initial term of the related lease.

        The fair value of any above-market and below-market leases is estimated based on the present value of the difference between the contractual amounts to be paid pursuant to the in-place lease and management's estimate of current market lease rates for the property, measured over a period equal to the remaining initial term of the lease. Capitalized above-market lease intangibles are amortized over the remaining initial terms of the respective leases as a decrease to rental revenue. Below-market lease intangibles are amortized as an increase in rental revenue over the remaining initial terms of the respective leases plus the fixed-rate renewal periods on those leases, if any. Should a lease terminate early, the unamortized portion of any related lease intangible is immediately recognized in operations.

Impairment

        We review our real estate investments and related lease intangibles periodically for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Management considers factors such as expected future undiscounted cash flows, estimated residual value, market trends (such as the effects of leasing demand and competition) and other factors in making this assessment. An asset is considered impaired if the carrying value of the asset exceeds its estimated undiscounted cash flows, and the impairment is calculated as the amount by which the carrying value of the asset exceeds its estimated fair value. Estimating future cash flows is highly subjective and such estimates could differ materially from actual results.

        We periodically evaluate the collectability of our loans receivable, including accrued interest, by analyzing the underlying property-level economics and trends, collateral value and quality and other relevant factors in determining the adequacy of its allowance for loan losses. A loan is determined to be impaired when, in management's judgment based on current information and events, it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement. Specific allowances for loan losses are provided for impaired loans on an individual loan basis in the amount by which the carrying value exceeds the estimated fair value of the underlying collateral less disposition costs.

Revenue Recognition

        We lease real estate to our tenants under long-term net leases that are classified as operating leases. Direct costs associated with lease origination, offset by any lease origination fees received, are deferred and amortized over the related lease term as an adjustment to rental revenue.

        Our leases generally provide for rent escalations throughout the lease terms. For leases that provide for specific contractual escalations, rental revenue is recognized on a straight-line basis so as to produce a constant periodic rent over the term of the lease. Accordingly, accrued rental revenue, calculated as the aggregate difference between the rental revenue recognized on a straight-line basis and scheduled rents, represents unbilled rent receivables that we will receive only if the tenants make all rent payments required through the expiration of the lease. Leases that have contingent rent escalators indexed to future increases in the CPI may adjust over a one-year period or over multiple-year periods. Generally, these escalators increase rent at the lesser of (a) 1 to 1.25 times the increase in the CPI over a specified period or (b) a fixed percentage. Because of the volatility and uncertainty with respect to future changes in the CPI, our inability to determine the extent to which any specific future change in the CPI is probable at each rent adjustment date during the entire term of these leases and our view that the multiplier does not represent a significant leverage factor, increases in rental revenue from leases with this type of escalator are recognized only after the changes in the rental rates have occurred. For leases that have contingent rentals that are based on a percentage of the tenant's gross sales, we recognize contingent rental revenue when the threshold upon which the contingent lease payment is based is actually reached.

        We suspend revenue recognition if the collectability of amounts due pursuant to a lease is not reasonably assured or if the tenant's monthly lease payments become more than 60 days past due, whichever is earlier.

        We recognize interest income on loans receivable using the effective-interest method applied on a loan-by-loan basis. Direct costs associated with originating loans are offset against any related fees received and the balance, along with any premium or discount, is deferred and amortized as an adjustment to interest income over the term of the related loan receivable using the effective interest method. A loan receivable is placed on nonaccrual status when the loan has become 60 days past due, or earlier if management determines that full recovery of the contractually specified payments of principal and interest is doubtful. While on nonaccrual status, interest income is recognized only when received.

Share-Based Compensation

        Share-based compensation is granted pursuant to the STORE Capital Corporation 2012 Long-Term Incentive Plan which allows for awards of restricted stock and other awards and performance-based grants to our officers, directors and key employees. We estimate the fair value of restricted stock at the date of grant and recognize that amount in general and administrative expense ratably over the vesting period at the greater of the amount amortized on a straight-line basis or the amount vested. Historically, we have valued the restricted stock based on the per share offering price of the common stock issued in our private equity offerings.

Depreciation

        Our real estate portfolio is depreciated using the straight-line method over the estimated remaining useful life of the properties, which generally ranges from 30 to 40 years for buildings and is 15 years for land improvements. Any properties classified as held for sale are not depreciated.

Income Taxes

        We have made an election to qualify, and believe we are operating in a manner to continue to qualify, as a REIT for federal income tax purposes beginning with our initial taxable year ended December 31, 2011. As a REIT, we will generally not be subject to federal income taxes to the extent that we distribute all of our taxable income to our stockholders and meet other specific requirements; however, we are still subject to state and local income taxes and to federal income and excise tax on our undistributed income.

Derivative Instruments and Hedging Activities

        We may enter into derivatives contracts as part of our overall financing strategy to manage our exposure to changes in interest rates associated with current and/or future debt issuances. We do not use derivatives for trading or speculative purposes. We record our derivatives on the balance sheet at fair value as either an asset or liability. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether we have elected to apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Hedge accounting generally provides for the matching of the earnings effect of the hedged forecasted transactions in a cash flow hedge.

Results of Operations

Nine Months Ended September 30, 2013 Compared to Nine Months Ended September 30, 2012

	Nine Months Ended September 30,
			Increase (Decrease)
(Dollars in thousands)	2013	2012
Total revenues	$76,170	$25,601	$50,569
Expenses:
Interest	26,682	6,236	20,446
Transaction costs	2,224	277	1,947
Property costs	28	3	25
General and administrative	10,463	7,645	2,818
Depreciation and amortization	21,005	6,964	14,041

Total expenses	60,402	21,125	39,277

Income from continuing operations before income taxes	15,768	4,476	11,292
Income tax expense	80	52	28

Income from continuing operations	15,688	4,424	11,264
Income from discontinued operations, net of tax	3,120	279	2,841

Net income	$18,808	$4,703	$14,105

Overview

        As of September 30, 2013, our real estate investment portfolio totaled $1.4 billion, consisting of investments in 548 property locations in 41 states, operated by 123 customers in various industries. Approximately 96% of the real estate investment portfolio represents commercial real estate properties subject to long-term leases, 4% represents mortgage loans receivable on commercial real estate buildings (located on land we own and lease to our customers) and a nominal amount represents loans receivable secured by our tenants' inventory or other assets.

Revenues

        Revenues rose to $76.2 million for the nine months ended September 30, 2013 from $25.6 million for the nine months ended September 30, 2012 primarily due to the increase in the size of our real estate investment portfolio, which generated additional rental revenues and interest income. Our real estate investment portfolio grew from $609 million in gross investment amount representing 246 properties at September 30, 2012 to $1.4 billion in gross investment amount representing 548 properties at September 30, 2013. Our real estate investments were made throughout the periods presented and were not all outstanding for the entire period; accordingly, the average real estate investment amounts outstanding for the nine-month periods were $1,135.9 million in 2013 and $383.6 million in 2012. The weighted average rental and loan interest rate on our portfolio (calculated as the annualized base rent and interest in effect on that date divided by the aggregate gross cost of the properties and loans comprising the real estate investment portfolio) was 8.7% on September 30, 2013 as compared to 8.8% on September 30, 2012. All of our properties were subject to a lease and all of our tenants were current in their contractual payments to us as of September 30, 2013 and 2012.

Interest Expense

        Interest expense increased to $26.7 million for the nine months ended September 30, 2013 from $6.2 million for the comparable period in 2012 due primarily to an increase in borrowings used to partially fund the acquisition of properties for our growing real estate investment portfolio. We funded the growth in our real estate investment portfolio with added equity and debt, using our secured credit facilities to temporarily finance properties we acquired until we had a sufficiently large and diverse pool of properties to issue long-term fixed rate debt. The average debt outstanding on our secured credit facilities increased from $67.4 million in 2012 to $84.5 million in 2013 at a weighted average interest rate of 3.24% in 2012 as compared to 3.15% in 2013. During these periods, our secured credit facilities bore interest at a variable rate based on one-month LIBOR plus a credit spread of 2.95% to 3.0%. The LIBOR rate was fairly stable during the first nine months of 2012 and 2013 at less than 0.3%. In addition, we pay a non-use fee on undrawn amounts. In March and July of 2013, our consolidated special purpose entities issued two series of STORE Master Funding net-lease mortgage notes payable aggregating $456 million in principal amount. In addition, we added $62.8 million of traditional mortgage debt between September 2012 and September 2013 bringing our long-term debt outstanding to $803.2 million at September 30, 2013 from $292.0 million at September 30, 2012. The following table summarizes our interest expense for the periods (dollars in thousands).

	For the nine months ended September 30,
	2013	2012
Interest expense—secured credit facilities (includes non-use fees)	$2,592	$2,036
Interest expense—unsecured credit facility	66	131
Interest expense—non-recourse debt obligations of consolidated special purpose entities	20,982	2,690
Amortization of deferred financing costs	3,051	1,387
Amortization of debt (premium) discount, net	(9)	(8)

Total interest expense	$26,682	$6,236

Average debt outstanding—secured credit facilities	$84,538	$67,367
Average interest rate—secured credit facilities (includes non-use fees)	4.09%	4.03%
Average debt outstanding—non-recourse debt obligations of consolidated special purpose entities	$551,362	$64,935
Average interest rate—non-recourse debt obligations of consolidated special purpose entities	5.07%	5.52%

Transaction Costs

        Our real estate acquisitions have been predominantly sale/leaseback transactions, though we do occasionally acquire properties subject to an existing lease. Costs incurred on real estate transactions where we acquired properties that are subject to an existing lease were expensed to operations as incurred. Transaction costs expensed during the nine months ended September 30, 2013 totaled $2.2 million and were higher than the $0.3 million incurred during the comparable period of 2012, because we had a higher volume of transactions subject to existing leases in 2013. Whether the real estate we acquire is subject to an existing lease or not determines how we account for the related transaction costs and, accordingly, may cause variability in the level of such costs expensed to operations in the future.

General and Administrative Expenses

        General and administrative expenses include compensation and benefits; professional fees such as portfolio servicing, legal and accounting fees; and general office expenses such as insurance, office rent and travel costs. General and administrative costs totaled $10.5 million for the nine months ended September 30, 2013 as compared to $7.6 million for the same period in 2012 primarily due to the growth of our portfolio and additions to our staff due to the growth in our operations. Expenses, such as property-related insurance costs and the costs of servicing the properties and loans comprising our real estate portfolio, increase in direct proportion to the increase in the size of the portfolio. Other costs, including the compensation paid to our real estate acquisition personnel, are based on the volume of real estate acquisitions made during the period; these costs were higher during the 2013 period than in the 2012 period because our acquisition volume was higher in 2013. Also, we hired 11 employees between September 30, 2012 and September 30, 2013 to expand our primary internal operating functions, increasing compensation and employee benefits expense. We expect that general and administrative expenses will continue to rise in some measure as the real estate investment portfolio grows; however, we expect that such expenses as a percentage of the portfolio will decrease over time due to efficiencies and economies of scale.

Depreciation and Amortization Expense

        Depreciation and amortization expense generally rises in proportion to the increase in the size of the real estate portfolio and, accordingly, such expense rose from $7.0 million for the nine months ended September 30, 2012 to $21.0 million for the comparable period in 2013.

Net Income

        Our net income rose to $18.8 million for the nine months ended September 30, 2013 from the $4.7 million in net income reported for the comparable period in 2012. The increase in net income is primarily due to the increase in the size of our real estate investment portfolio, which generated additional rental revenues and interest income. In addition, we reported an aggregate gain of $2.0 million (net of taxes) on the sale of 16 properties in the nine months ended September 30, 2013 as compared to an aggregate gain of $0.1 million on the sale of two properties in the same period of 2012. Gains and losses on the sales of properties are reported, net of tax, in income from discontinued operations.

Year Ended December 31, 2012 Compared to the Period from Inception (May 17, 2011) Through December 31, 2011

(Dollars in thousands)	Year Ended December 31, 2012	From Inception (May 17, 2011) Through December 31, 2011	Increase (Decrease)
Total revenues	$41,200	$3,993	$37,207
Expenses:
Interest	11,472	1,120	10,352
Transaction costs	387	446	(59)
Property costs	7	—	7
General and administrative	10,363	4,025	6,338
Depreciation and amortization	11,156	998	10,158

Total expenses	33,385	6,589	26,796

Income (loss) from continuing operations before income taxes	7,815	(2,596)	10,411
Income tax expense	70	5	65

Income (loss) from continuing operations	7,745	(2,601)	10,346
Income from discontinued operations	431	579	(148)

Net income (loss)	$8,176	$(2,022)	$10,198

Overview

        We formed in May 2011 and, accordingly, our results of operations for 2011 represented a partial year of operations as compared to a full year of operations in 2012. Also, 2011 included the one-time costs to start our operations, such as setting up an office, establishing policies and procedures, hiring and training employees, developing our information systems and similar costs to build our infrastructure.

Revenues

        Revenues for the year ended December 31, 2012 rose to $41.2 million from $4.0 million for our first partial year of operations in 2011 primarily due to the substantial growth in our real estate investment portfolio. Our first real estate acquisition closed at the end of July 2011 at a purchase price of approximately $9.6 million. During 2011, we acquired 132 real estate properties totaling $273.0 million in investment amount. Of the properties we purchased during 2011, we sold 20 properties totaling approximately $42 million that were a part of a single larger transaction and incurred approximately $42,000 in disposition costs on the sale of those properties. By December 31, 2011, our real estate property portfolio totaled $230.8 million, consisting of 112 properties in 25 states with Texas and Tennessee each representing more than 10% of the total investment amount. Also, in 2011 we held one loan receivable from one of our tenants in the amount of $5.0 million secured by the tenant's retail furniture inventory. During 2012 we invested in 266 real estate locations totaling $681.2 million. Also, during 2012, we sold seven properties, reporting an aggregate gain on the sales of approximately $180,000. By December 31, 2012, our real estate investment portfolio totaled $911.7 million representing investments in 371 properties in 34 states with only one state, Texas (at 15%), representing more than 10% of the total investment amount. Our investment portfolio in 2012 also included five loans receivable with an aggregate carrying amount of $41.5 million, three of which loans were secured by land or buildings and two of which were secured by a tenant's equipment or inventory. The weighted average rental and loan interest rate of the portfolio at December 31, 2012 was 8.7%. At December 31, 2012 and 2011, all of our properties were subject to leases and the tenants were current in their lease payments. Since most of the properties in our portfolio at December 31, 2012 were not yet held an entire year, the full impact of the lease streams on reported revenue will occur in 2013.

Interest Expense

        During 2012, we began financing our existing portfolio and our newly acquired properties with long-term debt, increasing our mortgage notes payable from $13.5 million at December 31, 2011 to $306.6 million at December 31, 2012. We also increased the level of leverage on the portfolio (calculated as the total amount of debt outstanding as a percentage of the gross cost of the real estate investment portfolio) from 19% at December 31, 2011 to 51% at December 31, 2012. In addition, we increased the usage of our secured credit facilities in 2012 to acquire real estate investments pending further issuances of long-term fixed-rate debt. Accordingly, interest expense rose from $1.1 million for the period from inception (May 17, 2011) through December 31, 2011 to $11.5 million for the year ended December 31, 2012. Interest expense and related borrowings are summarized below (dollars in thousands):

	Year Ended December 31, 2012	Inception (May 17, 2011) through December 31, 2011
Interest expense—secured credit facilities (includes non-use fees)	$2,393	$569
Interest expense—unsecured credit facility	144	2
Interest expense—non-recourse debt obligations of consolidated special purpose entities	6,834	30
Amortization of deferred financing costs	2,114	519
Amortization of debt premium/discount	(13)	—

Total interest expense	$11,472	$1,120

Average debt outstanding—secured credit facilities	$54,814	$18,748
Average interest rate—secured credit facilities (includes non-use fees)	4.37%	4.85%
Average debt outstanding—non-recourse debt obligations of consolidated special purpose entities	$122,813	$943
Average interest rate—non-recourse debt obligations of consolidated special purpose entities	5.56%	5.30%

General and Administrative Expenses

        General and administrative expenses increased from $4.0 million for the period from inception (May 17, 2011) to December 31, 2011 as compared to $10.4 million for the full year ended December 31, 2012, predominantly due to the shorter, partial-year operating period in 2011 since formation and to the addition of personnel and service providers to support our growing portfolio. The increase in our number of full-time employees from 19 at the end of 2011 to 36 at the end of 2012 was accompanied by expanding our office space and by related increased office costs, as well as increased costs related directly to the larger real estate portfolio, such as servicing and insurance costs. As we continue to acquire real estate investments, a portion of our general and administrative expenses are expected to rise in proportion to the growth in the portfolio; however, we anticipate that, due to economies of scale, general and administrative expenses as a percentage of the portfolio will decrease over time.

Depreciation and Amortization Expense

        Depreciation and amortization expense grew from approximately $1.0 million for the period from inception in May 2011 to December 31, 2011 to $11.2 million for the full year ended December 31, 2012 due to the growth in the real estate portfolio and to the shorter operating period during 2011. Depreciation and amortization expense is expected to continue to grow commensurate with the growth in the real estate portfolio.

Net Income (Loss)

        Net income rose to $8.2 million in 2012 from a net loss of $2.0 million in 2011 primarily due to the increase in revenue generated by our growing real estate investment portfolio. Also, our operations in 2011 included expenses related to our organizational and start-up activities and we incurred a net loss for that initial period of operations from our inception (May 2011) through December 31, 2011.

Non-GAAP Measures

        Our reported results are presented in accordance with GAAP. We also disclose Funds From Operations, or FFO, and Adjusted Funds From Operations, or AFFO, both of which are non-GAAP measures. We believe these two non-GAAP financial measures are useful to investors because they are widely accepted industry measures used by analysts and investors to compare the operating performance of REITs. FFO and AFFO do not represent cash generated from operating activities and are not necessarily indicative of cash available to fund cash requirements; accordingly, they should not be considered alternatives to net income as a performance measure or cash flows from operations as reported on our statement of cash flows as a liquidity measure and should be considered in addition to, and not in lieu of, U.S. GAAP financial measures.

        We compute FFO in accordance with the definition adopted by the Board of Governors of the National Association of Real Estate Investment Trusts, or NAREIT. NAREIT defines FFO as GAAP net income or loss adjusted to exclude net gain from sales of depreciated real estate assets, real estate impairment losses, depreciation and amortization expense from real estate assets, extraordinary items and other specified non-cash items, including the pro rata share of such adjustments of unconsolidated subsidiaries. To derive AFFO, we modify the NAREIT computation of FFO to include other adjustments to GAAP net income related to non-cash revenues and expenses such as straight-line rents, amortization of deferred financing costs and stock-based compensation. Such items may cause short-term fluctuations in net income but have no impact on operating cash flows or long-term operating performance. Additionally, in deriving AFFO we exclude transaction costs associated with acquiring real estate subject to existing leases; we exclude these costs from AFFO because they are not the primary drivers of our decision making process. We use AFFO as one measure of our performance when we formulate corporate goals.

        FFO is used by management, investors and analysts to facilitate meaningful comparisons of operating performance between periods and among our peers primarily because it excludes the effect of real estate depreciation and amortization and net gains on sales, which are based on historical costs and implicitly assume that the value of real estate diminishes predictably over time, rather than fluctuating based on existing market conditions. We believe that AFFO is an additional useful supplemental measure for investors to consider because it will help them to better assess the sustainability of our operating performance without the potentially distorting impact of short-term fluctuations. FFO and AFFO may not be comparable to similarly titled measures employed by other companies.

        The following is a reconciliation of net income (which we believe is the most comparable GAAP measure) to FFO and AFFO.

	Nine Months Ended September 30,			From Inception (May 17, 2011) Through December 31, 2011
			Year Ended December 31, 2012
(Dollars in thousands)	2013	2012
Net income (loss)	$18,808	$4,703	$8,176	$(2,022)
Depreciation and amortization of real estate assets:
Continuing operations	20,844	6,866	11,012	986
Discontinued operations	385	6	6	13
(Gains) losses on the disposition of real estate, net of tax	(1,962)	(100)	(180)	41

Funds from Operations	38,075	11,475	19,014	(982)
Adjustments:
Straight-line rental revenue, net	(925)	(109)	(218)	—
Transaction costs	2,224	277	387	446
Non-cash stock based compensation	898	194	356	—
Non-cash interest expense	3,042	1,379	2,100	519

Adjusted Funds from Operations	$43,314	$13,216	$21,639	$(17)

OUR BUSINESS

Our Company

        S|T|O|R|E is an internally managed net-lease real estate investment trust, or REIT, that is a leader in the acquisition, investment and management of Single Tenant Operational Real Estate, or STORE Properties, which is our target market and the inspiration for our name. S|T|O|R|E continues the investment activities of our senior leadership team, which has been investing in single-tenant operational real estate for over three decades. We are one of the largest and fastest-growing net-lease REITs and own a large, well-diversified portfolio that consists of investments in 622 property locations operated by 148 customers across 42 states as of December 31, 2013. Our customers operate across a wide variety of industries within the service, retail and industrial sectors of the U.S. economy, with restaurants, early childhood education centers, movie theaters, furniture stores and health clubs representing the top industries in our portfolio. We estimate the market for STORE Properties to be among the nation's largest real estate sectors, exceeding $2 trillion in market value.

        We provide net-lease solutions principally to middle-market companies that own STORE Properties. The distinguishing characteristic of STORE Properties is that sales and profits are generated at the location by the business operating on that real estate, making each location fundamentally important to that business. Our net-lease solutions are designed to provide a long-term, lower-cost solution to improve our customers' capital structures and, therefore, be a preferred alternative to real estate ownership.

        In addition to the value we provide our customers, we also seek to create value for our stockholders by:

  •
  Originating real estate investments that provide superior returns.  More than 75% of our investments (by dollar volume) have been originated by our internal origination team through direct customer relationships using our form financing documents. Our focus on direct originations allows us to offer custom-tailored financing solutions, superior customer service and greater certainty of execution for which our customers generally are willing to pay a higher lease rate. The result has been that, since our founding, we have realized average initial lease and loan rates measurably higher than those available in the broad broker, or auction, marketplace, as depicted in the table below.

S|T|O|R|E's Net-Lease Pricing Advantage

    Our stockholder returns are also enhanced by rent payment escalations in our leases, which provide a stable source of internal revenue growth. As of December 31, 2013, substantially all of our leases provided for payment escalations, with approximately 64% providing for annual escalations. The weighted average annual escalation of our base rent and interest is 1.7% (if the escalations in all of our leases are expressed on an annual basis).

  •
  Implementing innovative and judicious borrowing strategies.  We seek to employ leverage judiciously, using diverse sources of fixed-rate, long-term financing. S|T|O|R|E is one of the few REITs with an A-rated borrowing capacity from Standard & Poor's Ratings Services. The largest source of our borrowings is our private conduit program, STORE Master Funding, which was pioneered by our senior leadership team in 2005, under which A-rated notes are issued in series to institutional investors in the asset-backed securities market. These notes have provided us with access to long-term, low-cost capital and the flexibility to manage our portfolio and provide our customers with operational flexibility that can enhance their business value.

  •
  Continuing to grow through accretive investments.  Our origination team has been one of the most active in the nation, evaluating an extensive list of potential investment opportunities, or pipeline, which currently exceeds $4 billion. The size of our pipeline permits us to be highly selective with respect to our investments while acquiring a large investment portfolio. Our pipeline has been the engine for S|T|O|R|E's investment growth from its founding in 2011 to an investment portfolio that totals more than $1.71 billion as of December 31, 2013, as depicted in the chart below. We intend to continue to grow our portfolio by pursuing value-added investment opportunities.

S|T|O|R|E's Total Investment Portfolio at Quarter End

  •
  Managing investment risk.  We believe that diligent investment underwriting, strong lease documentation that forges alignments of interest with our customers, portfolio diversity and proactive portfolio management are important to protect stockholder returns. Each of our investments has been backed by an attention to underwriting, documentation and ongoing portfolio monitoring developed by our senior leadership team over a period of 30 years.

  •
  Operating a scalable and efficient platform.   S|T|O|R|E is the most efficient and scalable platform ever constructed by our senior leadership team, supported by investments in the latest generations of scalable servicing, information and customer relationship management technologies.

        S|T|O|R|E was founded by members of our senior leadership team in May 2011. Over the past 30 years, our team has invested more than $11 billion in STORE Properties through public limited partnerships and two private and public real estate investment trusts. The two public real estate investment trusts, Franchise Finance Corporation of America, or FFCA, and Spirit Finance Corporation (now Spirit Realty Capital, Inc.), were both listed on the New York Stock Exchange until they were sold in 2001 and 2007, respectively. Our Chairman of the Board, Morton H. Fleischer, our Chief Executive Officer, Christopher H. Volk, and our Chief Financial Officer, Catherine Long, have been working together since the mid-1980s. All of the members of our senior leadership team were employed by one or more of the prior companies founded by members of our senior leadership team.

        Prior to this offering, a substantial portion of our equity capital has been provided by certain investment funds managed by Oaktree Capital Management, L.P. either directly or through certain of its subsidiaries. Oaktree is a global investment management firm specializing in alternative investments with approximately $83 billion in assets under management as of December 31, 2013. Its parent company, Oaktree Capital Group, LLC, is publicly traded on the New York Stock Exchange under the symbol "OAK." We have also received equity investments from several pension and other institutional investors, whose investments in us are managed by Oaktree, as well as investments from certain members of our senior leadership team. We believe we are the only REIT investing in STORE Properties that has been capitalized primarily by large, sophisticated institutional investors. Through this offering, we intend to supplement our initial private institutional equity capital with public capital to facilitate our growth and continued improvement in our capital efficiency.

        We have elected to be taxed as a REIT for federal income tax purposes commencing with our initial taxable year ended December 31, 2011. We believe that we have been organized and operated in a manner that has allowed us to qualify as a REIT for federal income taxes commencing with such year. We currently intend to continue to operate as a REIT in the future.

Our Target Market

        We are a leader in providing real estate financing solutions principally to middle-market businesses that own STORE Properties and operate in the service, retail and industrial sectors of the U.S. economy. We estimate the market for STORE Properties to exceed $2 trillion in market value.

        We define middle-market companies as those having approximate annual gross revenues of between $20 million and $300 million, although some of our customers have annual revenues substantially in excess of $300 million. Most of our customers do not have credit ratings, while some have ratings from rating agencies that service insurance companies or fixed income investors. Most of these unrated companies either prefer to be unrated or are simply too small to issue debt rated by a nationally recognized rating agency in a cost-efficient manner.

        Despite the market's size, the financing marketplace for STORE Properties is highly fragmented, with few participants addressing the long-term capital needs of middle-market and larger companies. While we believe our net-lease financing solutions can add value to a wide variety of companies, we believe we fulfill the greatest needs of bank-dependent, middle-market companies that generally have less access to efficient sources of long-term capital.

        We believe the demand for our net-lease solutions is even greater today as a result of the current bank regulatory environment. In our view, the increased scrutiny and regulation of the banking industry over the past several years in response to the collapse of the housing and mortgage industries from 2007 to 2009, particularly with the passage of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the Basel Accords issued by the Basel Committee on Banking Supervision, have made commercial banks even less responsive to the long-term capital needs of middle-market companies. These companies have historically depended on commercial banks for their financing.

        S|T|O|R|E was formed to capitalize on this market opportunity to address the capital needs of middle-market companies by offering them a superior alternative to financing their real estate with traditional mortgage or bank debt and their own equity. We believe our opportunities include both gaining market share from the fragmented network of net-lease capital providers and growing the market by creating demand for net-lease solutions that meet the long-term real estate capital needs of middle-market companies.

        The following chart depicts our target market of STORE Properties, divided into three primary sectors and 14 sub-sectors.

*
Source: STORE Capital Corporation (dollars in billions).

        Within the 14 sub-sectors, the market for STORE Properties is further subdivided into a wide variety of industries within the service, retail and industrial sectors, such as:

Automotive parts stores	Home improvement stores
Cold storage facilities	Movie theaters
Department stores	Office supplies retailers
Discount stores	Pet care facilities
Drugstores	Rental centers
Early childhood education	Secondary education
Furniture stores	Specialty retailers
Entertainment facilities	Supermarkets
Fast food restaurants	Truck stops
Health clubs	Wholesale clubs

        Many of these industries are represented within our diverse property portfolio.

Our Competitive Strengths

        We believe we possess the following competitive strengths that enable us to implement our business and growth strategies and distinguish us from other market participants, allowing us to compete effectively in the single-tenant, net-lease market:

  •
  Superior Origination and Underwriting Capabilities.  Our internal origination team uses a combination of referrals, our proprietary database of approximately 7,000 prospective companies, real estate brokers and advertisements on national commercial real estate listing services to source the most attractive investments. Our primary focus is on direct originations, which have accounted for more than 75% of our investment originations (by dollar volume), and which we believe enable us to deliver higher returns to our stockholders and provide superior value to our customers.

    We originate our investment portfolio using underwriting procedures developed by our senior leadership team over several decades. Each investment in our portfolio has three payment sources for underwriting, which is the characteristic that STORE Properties have in common. The first and primary source of payment is unit- or store-level profitability, since the distinguishing characteristic of a STORE Property is that sales and profits are generated at the property location. The second source of payment is the overall corporate credit and the availability of cash flow from all of our customer's assets to support all of its obligations (including its obligations to S|T|O|R|E). The third and final source of payment is the value of the real estate that we will acquire; our general guideline is that we will not invest in a STORE Property for an amount greater than its replacement cost. We believe our origination and underwriting procedures enable us to identify and manage risk, decrease the potential effect of future defaults and increase the recovery rate for any defaulted investment assets.

  •
  Large, Diversified Portfolio.  As of December 31, 2013, we had invested approximately $1.71 billion in 622 property locations. Our portfolio is highly diversified with 148 customers operating 128 different brand names, or concepts, across 42 states and over three dozen industry groups. None of our customers represented more than 4% of our portfolio as of December 31, 2013, based on annualized base rent and interest. Our portfolio's diversity decreases the impact on us of an adverse event affecting a specific customer, industry or region, thereby increasing the stability of our cash flows. Additional acquisitions in the future will further increase the diversity of our portfolio.

  •
  A-Rated Borrowing Capacity.  We are one of the few REITs to have an A-rated borrowing capacity from Standard & Poor's Ratings Services for structured finance products. This rating supports our STORE Master Funding program, which lowers our borrowing costs, allows us to deliver more competitive financial terms to our customers and enhances our operational flexibility by enabling us to: substitute assets in the collateral pool; sell under-performing assets and reinvest the proceeds in better-performing properties; advance additional funds to customers for property expansion or improvements; and issue additional notes in future series that reflect the increase in the value of properties or the entire collateral pool. We also are able to offer certain of these features to our customers thereby enhancing their business value. We believe this is a significant competitive advantage for us since these features are not common in the traditional lending market or typically offered by other financing sources. We refer to these features as "Master Funding Solutions," and we market them as such to our customers.

    As of September 30, 2013, we had an aggregate outstanding principal balance of approximately $665 million of non-recourse, net-lease mortgage notes issued under STORE Master Funding, all of which were A-rated by Standard & Poor's; and our total non-recourse debt, including both our STORE Master Funding notes and our discrete CMBS debt, had an aggregate outstanding principal balance of approximately $803 million, a weighted average maturity of 7.8 years and a weighted average interest rate of 4.96%. As of December 31, 2013, the total outstanding principal balance of non-recourse debt obligations of our consolidated special purpose entities was approximately $992 million (or $1.05 billion, which includes $60.5 million of Class B net-lease mortgage notes which were issued and retained by our subsidiaries).

    The use of non-recourse, long-term debt is designed to reduce our cost of capital and interest rate sensitivity, and improve our corporate operating flexibility.

  •
  Return Stability and Predictability.  We believe the following attributes of our business enable us to achieve favorable risk-adjusted returns compared to portfolios of larger, rated investment-grade customers: our portfolio is highly diversified across customers, concepts and regions; we make real estate investments in broad, fundamental industries that we believe have a low likelihood of functional obsolescence; we base investment decisions upon disciplined underwriting and acquisition procedures; we seek to enter into long-term leases with built-in lease escalators; we use master leases and cross-defaulted leases, where appropriate, to mitigate risk; and we require corporate and unit-level financial reporting from our customers, which provides us a better ability to assess and manage risk.

  •
  Proprietary Information Platform and Proactive Property and Tenant Management.  The design of our proprietary, highly scalable technology platform, which was led by our senior leadership team based on their 30 years of experience in the net-lease industry, provides us the ability to proactively manage our investment portfolio.

  •
  Experienced and Nationally Recognized Senior Leadership Team with Proven Track Record.  Members of our senior leadership team have been engaged in the acquisition, investment and management of STORE Properties since 1980. Our President and Chief Executive Officer, Christopher H. Volk, and Chairman of the Board, Morton H. Fleischer, each have over 30 years of experience originating, acquiring, operating, financing and managing STORE Properties. Messrs. Volk and Fleischer, together with other members of our senior leadership team, have organized, operated and sold two New York Stock Exchange-listed REITs, both of which invest in STORE Properties.

    Since 1980, our senior leadership team has successfully originated and invested more than $11 billion in STORE Properties, which we believe to represent more internally originated, or organic, investment activity than any other single market participant. Collectively, the prior investments of our senior leadership team have represented $4 billion in equity capital and $6 billion in investor distributions.

    The substantial experience and knowledge of our senior leadership team has resulted in S|T|O|R|E having an extensive network of contacts in the businesses we seek to finance, as well as in the investment banking, real estate broker, financial advisory and lending communities.

Our Business and Growth Strategies

        Our objective is to create a market-leading platform for the acquisition, investment and management of STORE Properties that will provide attractive risk-adjusted returns and a stable source of income for our stockholders. We have identified and implemented the following business strategies to achieve this objective:

  •
  Realize Stable Income and Internal Growth.  We seek to make investments that generate strong current income as a result of the difference, or spread, between the rate we earn on our assets and the rate we pay on our liabilities (primarily our long-term debt). We intend to augment that income with internal growth. We seek to realize superior internal growth through a combination of (1) a target dividend payout ratio that permits some free cash flow reinvestment and (2) cash generated from the 1.7% weighted average annual escalation of base rent and interest in our portfolio (as of December 31, 2013). We believe this will enable strong dividend growth without relying exclusively on future common stock issuances to fund new portfolio investments. Additionally, our weighted average lease term of 16 years and superior underwriting and portfolio monitoring capabilities, which reduce default losses, are intended to make our cash flows highly stable.

  •
  Capitalize on Direct Origination Capabilities for External Growth.  As a market leader in STORE Property investment originations with an investment pipeline currently exceeding $4 billion in opportunities under evaluation, we plan to complement our internal growth with continued new investments that will expand our platform and raise investor cash flows. We seek to capitalize on our direct customer relationships and our ability to add value to our customers through our tailored net-lease financing solutions in order to continue to accumulate a diversified investment portfolio with asset-level returns that exceed those that would otherwise be available to our stockholders in similar investments. In 2013, we made over $800 million of new investments, which was substantial relative to our year-end 2012 reported assets of $980 million. We expect to continue to grow rapidly as we meet the needs of our middle-market customers.

  •
  Leverage our Highly Scalable Platform and Superior Capabilities to Drive Growth.  Building on our 30-year history in net-lease real estate investments, we have developed superior capabilities in the most fundamental areas of real estate finance: origination, underwriting, documentation, operations and capital markets. Through our disciplined employment of investment underwriting methods that have been developed over the past 30 years, we seek to invest in assets that have attractive risk-adjusted returns in excess of those that would customarily be available to individual investors from an auction real estate marketplace. Using our form financing documents that have been developed and refined over the past 30 years, we negotiate lease and loan agreements that forge an alignment of interest with our customers. These agreements include the widespread use of master leases (which represented 75% of our investments in multiple properties with a single customer as of December 31, 2013); guarantees from our customers' parents or affiliates; and extensive customer financial reporting provisions, including unit-level financial reporting. We believe these features in our documentation decrease our investment risk and are generally unavailable to investors in real estate acquired in an auction real estate marketplace. We have learned that we can improve our efficiency, process integrity and the scalability of our platform through the selective outsourcing of certain non-core functions, among which are certain administrative servicing tasks, legal services and IT functions. The development and implementation of our latest proprietary IT solutions have facilitated our ability to create a highly scalable platform that can be efficiently administered while providing our staff and management with information essential to efficient capital access and superior portfolio management. Lastly, we seek to use our extensive capital markets history, which spans individual and institutional investors and the issuance of secured and unsecured debt, to realize more efficient capital costs and more efficient borrowings than our customers.

  We plan to leverage all of these capabilities to improve our efficiency and process integrity and drive superior risk-adjusted growth.

  •
  Continue to Focus on Middle-Market Companies Operating STORE Properties in the Net-Lease Market.  We believe we have selected the most attractive investment opportunity within the net-lease market, STORE Properties, and targeted the most attractive customer type within that market, middle-market companies. We intend to continue to focus on this market given its strong fundamentals and outsized growth potential. Within the net-lease market for STORE Properties, our value proposition is most compelling to middle-market, bank-dependent companies who are not rated by any nationally recognized rating agency due to their size or capital markets preferences, but who have strong credit metrics. While our lease financing solutions can add value to a wide variety of companies, we believe we fulfill the greatest needs of these companies that generally have less access to efficient sources of long-term capital and are not generally targeted by other market participants (many of whom prefer to focus on broader net-lease investment opportunities offered by larger real estate intensive companies with credit ratings).

  •
  Actively Manage our Balance Sheet to Maximize Capital Efficiency.  Our senior leadership team seeks to select funding sources designed to permanently lock in long-term investment spreads and limit interest rate sensitivity. We seek to maintain a prudent balance between the use of debt (which includes STORE Master Funding, CMBS borrowings, insurance borrowings, bank borrowings and possibly preferred stock issuances) and equity financing. We target a level of debt within a range of six to seven times our earnings before interest, taxes, depreciation and amortization.

Our Real Estate Investment Portfolio

        As of December 31, 2013, our total investment in real estate and loans approximated $1.71 billion, representing investments in 622 property locations. These investments generate our cash flows from contracts predominantly structured as net leases, mortgage loans and combinations of leases and mortgage loans, or hybrid leases. The weighted average non-cancellable remaining term of our leases and loans, at December 31, 2013, was 16 years.

        Our real estate portfolio is highly diversified. As of December 31, 2013, our 622 property locations are operated by 148 customers across 42 states. None of our customers represented more than 4% of our portfolio at December 31, 2013 and our top ten largest customers represented less than 27% of annualized base rent and interest. Our customers operate their businesses across 128 concepts in more than three dozen industries. Our top five concepts as of December 31, 2013 were Applebee's, Ashley Furniture Homestore, O'Charley's, Gander Mountain and Popeye's Louisiana Kitchen; combined, these concepts represented 20% of annualized base rent and interest. Our top five industries as of December 31, 2013 are restaurants, early childhood education centers, movie theaters, furniture stores and health clubs. Combined, these industries represented 63% of annualized base rent and interest. Our geographic diversification (by annualized base rent and interest) is displayed below.

        Our industry diversification by annualized base rent and interest is displayed below.

Diversification by Customer

        Our 622 property locations are operated by our 148 customers. The following table details our ten largest customers as of December 31, 2013 (dollars in thousands):

Customer	Annualized Base Rent and Interest(1)	% of Annualized Base Rent and Interest	Number of Properties
O'Charley's LLC	$5,612	3.85%	30
Gander Mountain Company	5,118	3.51	9
Starplex Master Holdings, Inc.	3,928	2.69	6
Apple Sauce, Inc.	3,672	2.52	20
Camping World, Inc./FreedomRoads, LLC	3,641	2.50	8
Hill Country Holdings, LLC	3,629	2.49	5
Corinthian Colleges, Inc.	3,573	2.45	5
RMH Franchise Holdings, Inc.	3,430	2.35	17
Children's Learning Adventure USA, LLC	3,239	2.22	5
Sailormen, Inc.	3,081	2.11	29
All other customers (138 customers)	106,890	73.31	488

Total	$145,813	100.00%	622

(1)
Represents base rent and interest, annualized based on rates in effect on December 31, 2013, for all of our leases and loans in place as of that date.

  Diversification by Concept

        Our customers operate their businesses across 128 concepts. The following table details those concepts as of December 31, 2013 (dollars in thousands):

Concept	Annualized Base Rent and Interest(1)	% of Annualized Base Rent and Interest	Number of Properties
Applebee's	$7,757	5.32%	40
Ashley Furniture Homestore	6,593	4.52	12
O'Charley's	5,612	3.85	30
Gander Mountain	5,118	3.51	9
Popeye's Louisiana Kitchen	4,456	3.06	44
Golden Corral	3,984	2.73	17
Camping World/FreedomRoads	3,641	2.50	8
Heald College	3,573	2.45	5
Starplex Cinemas	3,492	2.39	5
Children's Learning Adventure	3,239	2.22	5
Garden Ridge	3,016	2.07	3
KFC	2,588	1.77	33
University of St. Augustine	2,536	1.74	1
Max Fitness	2,530	1.74	7
Gold's Gym	2,394	1.64	4
Enchanted Care Learning Center	2,291	1.57	13
Main Event Entertainment	2,241	1.54	3
Hooters	2,109	1.45	10
Best Friends Pet Care	2,090	1.43	15
Bluewater Thermal Solutions	2,001	1.37	9
Conn's Home Plus	2,000	1.37	4
Burger King	1,943	1.33	22
Children of America	1,809	1.24	8
Pace Industries	1,750	1.20	9
Flagler Construction Equipment	1,711	1.17	3
Taco Mac Sports Grill	1,629	1.12	6
ABC Laboratories	1,624	1.11	1
HealthRidge Fitness Center	1,460	1.00	1
All other concepts (100 Concepts)	60,626	41.59	295

Total	$145,813	100.00%	622

(1)
Represents base rent and interest, annualized based on rates in effect on December 31, 2013, for all of our leases and loans in place as of that date.

  Diversification by Industry

        Our customers' business concepts are diversified across various industries within the service, retail and industrial sectors. The following table summarizes those industries as of December 31, 2013 (dollars in thousands):

Tenant Industry	Annualized Base Rent and Interest(1)	% of Annualized Base Rent and Interest	Number of Properties
Service:
Restaurants	$53,289	36.55%	372
Early childhood education centers	11,156	7.65	49
Movie theaters	9,818	6.73	18
Health clubs	8,780	6.02	17
Colleges and professional schools	7,270	4.99	7
Pet care and boarding	3,205	2.20	20
Family entertainment	2,787	1.91	4
Commercial equipment leasing	1,711	1.17	3
Scientific research	1,624	1.11	1
Elementary and secondary schools	1,467	1.01	2
All other service (5 industries)	4,323	2.97	26
Retail:
Furniture stores	9,027	6.19	17
Sporting goods stores	5,118	3.51	9
Recreational vehicle dealers	3,641	2.50	8
Home furnishings stores	3,556	2.44	7
Electronics and appliance stores	2,000	1.37	4
Grocery stores	1,795	1.23	10
All other retail (6 industries)	4,424	3.03	16
Industrial:
Heat treating facilities	2,001	1.37	9
Die cast manufacturing	1,750	1.20	9
All other industrial (10 industries)	7,071	4.85	14

Total	$145,813	100.00%	622

(1)
Represents base rent and interest, annualized based on rates in effect on December 31, 2013, for all of our leases and loans in place as of that date.

  Diversification by Geography

        Our 622 property locations are spread across 42 states. The following table details the geographical locations of our properties as of December 31, 2013 (dollars in thousands):

State	Annualized Base Rent and Interest(1)	% of Annualized Base Rent and Interest	Number of Properties
Texas	$22,971	15.75%	61
Illinois	10,779	7.39	35
Tennessee	8,333	5.71	49
California	8,110	5.56	10
Georgia	7,871	5.40	43
Florida	7,700	5.28	44
Ohio	7,466	5.12	43
Arizona	7,364	5.05	20
North Carolina	6,125	4.20	42
Oklahoma	5,865	4.02	24
Indiana	5,439	3.73	29
Pennsylvania	5,192	3.56	15
Missouri	3,671	2.52	10
Alabama	3,033	2.08	15
Washington	2,939	2.02	8
Kentucky	2,667	1.83	15
Michigan	2,473	1.70	10
Mississippi	2,468	1.69	17
Kansas	2,423	1.66	6
Virginia	1,889	1.30	11
Colorado	1,871	1.28	4
South Carolina	1,760	1.21	8
West Virginia	1,735	1.19	12
Iowa	1,702	1.17	11
All other states (18 States)	13,967	9.58	80

Total	$145,813	100.00%	622

(1)
Represents base rent and interest, annualized based on rates in effect on December 31, 2013, for all of our leases and loans in place as of that date.

 Lease Expirations

        The following table sets forth the schedule of our lease and loan expirations as of December 31, 2013 (dollars in thousands):

Lease Expiration/Loan Maturity Year(1)	Annualized Base Rent and Interest(2)	% of Annualized Base Rent and Interest	Number of Properties
2014	$120	0.08%	—
2015	377	0.26	3
2016	—	—	—
2017	—	—	—
2018	60	0.04	1
2019	173	0.12	3
2020	169	0.12	1
2021	539	0.37	—
2022	394	0.27	3
2023	7,413	5.08	34
2024	2,767	1.90	5
2025	3,342	2.29	13
2026	6,343	4.35	19
2027	21,858	14.99	64
2028	33,406	22.91	108
2029	6,632	4.55	25
2030	1,206	0.83	6
2031	14,943	10.25	102
2032	27,389	18.78	152
2033	15,999	10.97	83
>2044	2,683	1.84	—

Total	$145,813	100.00%	622

(1)
Expiration year of contracts in place as of December 31, 2013 and excludes any tenant option renewal periods.

(2)
Represents base rent and interest, annualized based on rates in effect on December 31, 2013, for all of our leases and loans in place as of that date.

Investment Guidelines

        We seek to invest in properties possessing characteristics that reduce our real estate investment risks. Our goal is to invest in properties that will be continuously occupied and produce income from our customers. We seek commercially desirable locations and properties with improvements that also are suitable for use by other tenants. These types of commercial properties permit us to promptly re-lease the real estate to another operator with minimal management time and expense or sell the property if a sale is determined to be advantageous to us. We seek to invest in properties that have strong unit-level economics that make a positive contribution to the total operations of our customers. By investing in this type of commercial property, we believe there is a smaller risk of default because our customers depend on the property for their sales and profits. We also prefer to make our property investments at or below the replacement cost of the property to reduce the risk of the business moving to a different location, and to reduce our residual valuation risk. We seek to make investments that are diversified by customer, industry and geography. Through portfolio diversification, we seek to protect our stockholders from fluctuations in income caused by under-performing individual real estate assets or adverse economic conditions affecting an entire industry. We anticipate our portfolio will become more diverse as we continue to make new real estate investments.

        The products we typically offer our customers include net-leases, mortgage loans and combinations of leases and mortgage loans, or hybrid leases, which combine a lease of the real estate with a mortgage loan secured by the improvements. We also plan to create other financing products if doing so will provide greater transaction certainty, tax savings or efficiency to our customers. Virtually all of our lease investments have primary lease terms of between 10 and 20 years, with lease escalations that are tied to inflation or have fixed-rate increases, or both. As of December 31, 2013, the weighted average, non-cancellable remaining term of our leases was 16 years.

  Real Estate Property Types

        Our target STORE Properties include three different types of real estate:

  •
  Specialty.  The first single-tenant property type we target is "specialty" real estate, which is real estate built for a specific application and leased to our customers without regard to the number of square feet. This category includes restaurants, movie theatres, health clubs, and other similar businesses.

  •
  Generic.  A number of single-tenant properties in our target market are more generic, consisting of real estate that could be leased to a variety of users in multiple industries. These property types include an assortment of retail and industrial assets that are typically leased on a per-square foot basis.

  •
  Business-Centric.  The third and final single-tenant property type we target is business-centric real estate, which is property that is indistinguishable from the business itself. Examples of these property types include theme parks, ski resorts and parking facilities.

  Product Types

        We have three principal financial products: net-leases, mortgage loans and hybrid leases.

  •
  Net Leases.  The vast majority of our investments are leased to customers under net leases, and our principal net lease is a triple-net lease, whereby our tenants are required to pay all of the maintenance, insurance, tax and other expenses associated with the properties. As of December 31, 2013, 98% of our leases were triple-net leases. We target leases that have a primary lease term of 15 or more years.

  •
  Mortgage Loans.  We may, from time to time, extend mortgage loans or enter into capital leases with customers based on their needs and preferences. As of December 31, 2013, we had one mortgage loan investment.

  •
  Hybrid Leases.  A hybrid lease is a combination of a net lease, typically on the land, and a coterminous mortgage loan secured by the improvements on the land. Under a hybrid lease, the land is legally separated from the improvements on the land, and the customer sells the land to us and pledges the improvements to us to secure a mortgage loan from us. Members of our senior leadership team have used hybrid lease structures to accommodate customer tax and ownership preferences since the early 1980s. As of December 31, 2013, hybrid leases accounted for less than 5% of our annualized base rent and interest.

        Each of our net leases and hybrid leases is typically subject to payment escalations that are tied to CPI. As of December 31, 2013, substantially all of our leases provided for payment escalations, with approximately 64% providing for annual escalations. We believe such frequent escalations are unusual in the net-lease real estate auction marketplace, where escalations are not uncommon, but are usually less frequent. The majority of the remainder of our investment portfolio generally escalates every five years. Our escalations are typically limited to the lesser of CPI (or a slight increase in CPI) or a stated percentage (if expressed on an annual basis, averaging approximately 1.7% at December 31, 2013), which provides a measure of inflation protection for our stockholders, as well as a strong potential source of internal growth, since borrowings should increase the positive impact of our rent increases for our stockholders.

        In order to provide comprehensive real estate financing solutions to our customers, a small percentage of our portfolio may be invested in other assets not described above. These investments are made in assets that are necessary to our customers' businesses and made in connection with other assets of our customers. These other investments could include investments in properties where the customer does not directly generate income at the location, but the asset is otherwise important to the customer's business, such as its corporate headquarters or a product distribution facility. In some instances, we may also make investments where the real estate is leased by us under a ground lease.

        In addition, we may make a limited amount of additional investments on properties we own or finance in the form of loans secured by equipment or other fixtures owned by the customer. In limited cases, we may also take title to certain furniture, fixtures or equipment located at the premises that are integral to the business and would have value to a replacement tenant. As of December 31, 2013, such investments comprised less than 1% of our total portfolio.

Investment Origination Process

        The real estate investments we make are identified by our internal origination team, which is located in Scottsdale, Arizona. We have six direct-origination relationship managers who have responsibility for specific geographic territories. Together, their efforts accounted for more than 70% of our 2013 investment originations, which represented a mix of new and existing customers. New customers are generally obtained from referrals or through our proprietary database of approximately 7,000 prospective companies. To complement our direct origination efforts, we have a team of two relationship managers operating a "broker desk," which analyzes investment opportunities that are available through real estate brokers or advertised on national commercial real estate listing services. Our broker desk actively monitors the listings of STORE Properties and estimates that the aggregate listing price of available STORE Properties is in excess of $10 billion at any given time. Our broker desk evaluates potential investment opportunities and bids on select investments that meet our investment criteria. The activities of our broker desk have contributed to approximately 25% of our investment originations. As a group, our internal origination team enhances S|T|O|R|E's market presence by attending targeted industry and business conferences, by communicating through direct mailings and e-mail correspondence and by using social media. Once transactions are closed, we maintain a continuing and direct relationship with our customers regardless of how the investments were originated. In addition to the origination efforts of our internal origination team, members of our senior leadership team and other S|T|O|R|E employees periodically identify opportunistic acquisitions of portfolios of STORE Properties. In 2013, S|T|O|R|E evaluated, but did not consummate, any such opportunistic portfolio investments.

        The following graph illustrates our methods of investment originations:

Customer Value Proposition

        We believe that our direct investment originations and relationships add value to our customers by offering a superior, tailored financing solutions superior to those available from traditional financing sources. Key to accomplishing this is our ability to be responsive and customer-centric in a marketplace that tends to focus primarily on real estate and the initial lease, or capitalization, rates. We believe that our real estate lease solutions expand the business opportunities for our customers. By contrast, many real estate leases and mortgages offered in the marketplace by other participants include wealth-eroding restrictions such as punitive prepayment penalties and prepayment restrictions, assignability limitations and the inability to address underperforming and outperforming locations. In addition, many real estate landlords and their leases do not address other important customer-centric considerations, such as solutions to increase after-tax proceeds from real estate sales and the availability of new capital for improvements to existing real estate. We believe that the lack of these operational considerations can have a meaningfully negative impact on the stockholder value of our customers. We refer to the menu of solution we offer our customers as Master Funding Solutions. Our Master Funding Solutions do not impose excessive or overly restrictive limitations on our customers and provide them with the operational flexibility to increase stockholder value by allowing them to expand locations that are performing well and address locations that are underperforming. In addition, Master Funding Solutions address improving after-tax proceeds, availability of development capital and the ability to efficiently assign our leases. Beyond Master Funding Solutions, our goal is to be the landlord of choice through our professionalism, reliability, experience and desire to serve the needs of our customers. STORE

Properties are subject to many administrative needs, from lease assignments and corporate restructurings, to insurance, lien waivers, easements and similar requests. We believe that if we provide responsive services to our customers, we will improve their operating performance, and decrease their administrative staffing requirements. Through our Master Funding Solutions and professional management capabilities, we seek to be our customers' preferred landlord of choice.

Investment Underwriting

        When we review a potential investment, we use a "bottom-up" approach to underwriting and investment risk, which has been developed by our senior leadership team over 30 years of originating and managing investments in the single tenant net-lease industry. Each investment in our portfolio has three payment sources for underwriting. The first and primary source of payment for our underwriting review is unit- or store-level profitability, since the distinguishing characteristic of a STORE Property is that sales and profits are generated at the property location. The second source of payment is the overall corporate credit and the availability of cash flow from all of our customer's assets to support all of its obligations (including its obligations to S|T|O|R|E). If the assets we invest in fail to produce profits, then payments (including our rent) would come from cash flows generated by our customer's other assets. The third and final source of payment is the value of the real estate that we will acquire; our general guideline is that we will not invest in a STORE Property for an amount greater than its replacement cost. As illustrated by the following diagram, our proprietary underwriting analysis uses a "credit pyramid," which analyzes the three primary sources of payment for our leases and loans:

        Unit-Level Profitability.    We review the difference, or spread, between unit-level financial performance and the rent and loan payments we expect to receive. We believe that profitability of the business operated at our real estate locations provides an indication of future residual value. We view properties having insufficient cash flow to make contractual payments to us to be credit-dependent, meaning that our customers have to make payments to us from other sources of cash flow. The resulting risk is that adverse tenant credit events (such as an insolvency or bankruptcy) will likely cause underperforming properties to become vacant. In addition, unprofitable properties result in a cash flow drain on the operations of our customers, weakening their financial results and credit profiles.

        Tenant or Corporate Credit.    We perform detailed credit reviews of the financial condition of all our proposed customers to determine their financial strength and flexibility and their ability to pay us from resources other than the operations at our real estate locations. These other tenant resources are a potential source of payment to us and represent a secondary source of our payments, or the second tier of our pyramid. Alternative tenant cash flows from sources other than the properties we own can raise the margin of error for our investment.

        Real Estate Valuation.    For each of our real estate properties, our underwriting process evaluates comparable real estate assets in the real estate market applicable to each proposed investment. We generally invest in real estate assets at or below replacement cost. In addition, for our generic real estate investments, we seek rental streams that are supportable by the local real estate auction marketplace. Our historical underwriting analysis suggests that this real estate valuation procedure should result in lower default rates and increased recovery rates for defaulted properties. In our underwriting process, we employ nationally recognized databases to estimate supportable real estate values. Prior to closing, we also use third-party real estate appraisers and structural engineers to provide estimates of value as well as the physical condition and economic useful life of the real estate improvements. These underwriting procedures provide us with an idea of likely ranges of real estate valuation in the event of a default. This is a third and essential source of payment for S|T|O|R|E, representing both investment residual value as well as recovery value in the event of a default. This is the top tier of our credit pyramid.

        We supplement our bottom-up approach reflected in our credit pyramid with an additional analysis, including the following:

        Tenant Management.    In our underwriting process, we also review the quality of management of each of our customers and their management's ability to compete in a changing market place. We believe that the quality of our customers' management and ability to respond to competitive market conditions is an additional element of credit support for our underwriting.

        Industry.    In our underwriting process, we review each industry in order to determine competitive factors and the long-term viability of the industry. We believe that by identifying macro-economic industry trends, we can better attempt to avoid investment in industries subject to long-term functional obsolescence. We believe that industry viability supports investments residual values and investment recovery values in the event of tenant defaults.

        Structure and Documentation.    Investment structure and documentation play significant roles in our investment decisions. We believe that both promote alignments of interest, whereby the tenant is discouraged from working against our interests. Structural considerations include corporate, parent company or stockholder guarantees. Documentation considerations include liens on assets held at our real estate locations, the use of bankruptcy remote entities (in the case of hybrid leases or mortgage loans) and master leases, which bind multiple properties in a single lease. Master leases effectively transform individual property risk to an aggregate risk across multiple properties, which lowers our investment risk. As of December 31, 2013, approximately 75% of our investments in multiple properties with a single customer were in the form of master leases.

  Effective Default Risk or the STORE Score

        Our investment risk is different from that of an unsecured creditor because insolvent companies will typically keep paying us as they seek to reorganize, assuming our single-tenant properties are contributing to the profitability at their company. We developed the STORE Score to account for both of our principal risks: (i) the risk of a tenant or company insolvency (the loss of our secondary source of payment); and (ii), in the event of a tenant or company default, the risk of lease or mortgage loan termination in bankruptcy, as a result of insufficient property-level cash flows (the loss of our first source of payment).

        Risk of Tenant or Company Insolvency.    Tenant financial distress is typically caused by consistently poor or deteriorating operating performance, near-term liquidity issues or unexpected liabilities. To review the probability of tenant or company insolvency, we use Moody's Analytics RiskCalc, which is a model for predicting private company defaults based on Moody's Analytics Credit Research Database, which incorporates both market and company-specific risk factors. Moody's Analytics RiskCalc provides an estimated default frequency, or EDF, for each tenant or borrower and equates this EDF to a corresponding credit rating. The companies within our portfolio had Moody's RiskCalc ratings ranging from A to B as of December 31, 2013.

        The Moody's Analytics Credit Research Database was built in partnership with over 50 leading financial institutions around the world and contains 50 million financial statements on over 12 million borrowers and over 800,000 private company defaults. According to Moody's, RiskCalc Plus model is used by the world's leading banks, corporations and asset managers, including Barclay's, HSBC, Union Bank, Commerce Bank and Rabobank, to screen obligors at origination, detect credit deterioration, price credit risk, monitor and benchmark exposures or investments and address regulatory compliance.

        Risk of Lease or Loan Termination.    In the event of tenant or company insolvency, our credit risk is that we "take back" a property due to lease termination or mortgage loan default. The profitability of the business at the leased property or properties is typically the primary factor for a tenant in determining whether to keep a property operating or to vacate and turn over the premises to us. With respect to a lease, we estimate a probability of termination based on the unit fixed charge coverage ratio, or FCCR, at the property or properties. The FCCR measures the ratio of cash flow generated by a unit (after deducting for indirect corporate costs) to the aggregate of such debt service and operating lease payments for such unit. With respect to mortgage loans and hybrid leases, since our borrower/tenant is typically a bankruptcy remote entity that has leased the real property collateral to the operator, we apply the same probability of termination analysis with respect to the loan (by virtue of the underlying lease) as we do to a traditional net-lease.

        Calculating the STORE Score.    To quantify the effective default risk, we multiply the probability of a tenant or company default by the probability of lease or loan termination to determine the investment's one-year effective default risk, which we call our STORE Score. We then compare the STORE Score to an implied credit rating based on the Moody's Analytics RiskCalc credit rating ranges to estimate the long-term default risk of the investment. The following table is an example of our calculation of effective default risk or STORE Score:

Portfolio Management

        In addition to accurately assessing risk, we also work to limit potential defaults through strong portfolio monitoring and proactive intervention through property substitutions, sales or other means. Our strong servicing platform makes this possible. Following the acquisition of each property, we continue to actively monitor its profitability as well as the financial performance of each of our customers through:

  •
  Financial Monitoring:  We monitor the financial performance of each customer and each property by reviewing both corporate and unit-level financial statements to assess the ability of customers to meet their payment obligations. We believe that early detection of customer financial stress allows us more flexibility in risk mitigation and can lessen default and loss probability.

  •
  Real Estate Monitoring:  We periodically perform site inspections of our properties based on an evaluation of financial performance, unique property characteristics and industry factors and trends. We use this information to ensure customer compliance with maintenance obligations and because site inspections can provide a leading indicator of property-level performance trends.

  •
  Management of Defaults:  If a problem is identified, we respond quickly in order to improve investment recoveries by assessing and implementing various recovery alternatives available to us.

  •
  Selective Property Sales:  From time to time, we sell properties that underperform financially or otherwise do not meet our long-term objectives in order to avoid potential customer defaults in the future. In addition, on a limited and selective basis, we may acquire and re-sell properties that we purchase in connection with the acquisition of a larger portfolio of properties. If properties are being sold on an "all or none" basis, we may purchase some properties that do not precisely meet our desired investment criteria in order to acquire a larger portfolio of properties we wish to hold.

Financing Strategy

        Our capital consists of debt and equity components. We have financed and expect to finance our assets using a number of different sources, including cash from operations, and the continued issuance of equity and debt. We believe that we are the only REIT investing in STORE Properties that has received private equity funding from large, sophisticated institutional investors. Through this offering, we intend to add to our initial private institutional equity capital with future public capital to facilitate our growth and to improve our capital efficiency.

        We believe that our borrowings contribute to stockholder returns and growth funding. We believe that the availability of multiple debt capital sources helps to improve our funding efficiency and manage funding risk. STORE Master Funding, CMBS borrowings, insurance borrowings and bank borrowings, while all offering forms of term debt financing, are funded through different investment sources. In addition to these sources of debt capital, our senior leadership team has experience with senior unsecured lines of credit and term borrowings (FFCA was the first net-lease REIT to obtain an investment-grade rating) and even fully traunched mortgage-backed securities pools (FFCA used them to fund mortgage loans).

        We believe that how our assets are funded with equity and borrowings is important in our ability to deliver investor returns and manage investment risk. Risks that can be better managed through equity and liability choices include: (i) our ability to control our investment portfolio; (ii) our ability to manage long-term interest rate risks, which is the risk that rising interest rates cause cash flow erosion, and; (iii) our ability to realize the benefits of growth for our stockholders. The risks attendant to these considerations are as follows:

  Borrowing Levels

        Our senior leadership team is mindful of maintaining a prudent balance between the use of borrowings and equity financing. For a REIT, borrowings include preferred stock issuances, since the after-tax impact for REITs of preferred securities is the same as for borrowings. We tend to target a level of debt (which includes recourse and non-recourse borrowings and preferred stock issuance) within a range of six to seven times our earnings before interest, taxes, depreciation and amortization. We believe such a borrowing level is historically consistent with conservatively capitalized REITs. We also have a preference for borrowings that improve our flexibility to manage our company for the benefit of our stockholders.

  Interest-Rate Sensitivity Management

        Long term interest rate risk can be managed by:

  •
  Locking into Long-Term Financing Contracts.  We have historically sought to avoid floating-rate long-term borrowings, even if they are managed with interest rate swaps. We generally are willing to accept the longest term borrowings, even if it means that we pay more.

  •
  Lease Escalations.  Lease escalations can insulate us from the impact of rising interest rates.

  •
  Secured Borrowings.  While our senior leadership has used unsecured borrowings, secured borrowings offer two benefits: (i) increased scrutiny from third parties, which improves investment discipline, and (ii) reduced interest rate risk resulting from loan amortization. When compared to companies that make use of unsecured borrowings, secured borrowings are a substitute for both unsecured borrowings and preferred stock and can therefore lower capital costs. Secured borrowings are also generally assumable, which enhances corporate operating flexibility.

  •
  Laddered Maturities.  Laddered borrowing maturities limit interest rate risk by reducing the potential for liability sensitivity in any given year. We will be liability-sensitive in certain years to the extent that our debt maturities exceed our retained free cash flow. As we grow, our balance sheet will be expected to tolerate larger debt maturities while limiting any liability sensitivity. While preferred stock issuances can limit liability sensitivity, since they are a debt substitute for REITs, we expect to weigh this feature against the annual preferred share cost. Our senior leadership team has historically avoided issuing preferred stock because the cost typically has materially exceeded that of available borrowing alternatives.

  •
  Mean Reversion.  Our senior leadership team believes that investments should not be made simply because we have the ability to realize a satisfactory spread between the lease rate and the borrowings at any given moment. Recent interest rates have been at historic lows, which has placed downward pressure on lease rates. However, the lease rates are not indexed to interest rates and any eventual debt refinancing has a likelihood of reverting to historical levels, which can be destructive to interest rate spreads and investment economics.

  Growth Management

        We expect to continue to grow rapidly as we meet the needs of our middle-market customers. We expect the benefits of growth will be to lower our risk through greater investment diversity and to realize greater per share cash flows for our existing stockholders than would be realized absent the growth. This is what is termed external growth. External growth can be a material source of stockholder cash flow growth, especially if the annual investment activity is high relative to the balance sheet of the enterprise. In 2013, we made over $800 million in new investments, which was substantial relative to our year-end 2012 reported assets of $980 million. We anticipate that the rate of increase of our external growth prospects will eventually reduce over time as we increase in size. Key to our external growth will be maintaining investment return discipline, which is important to rendering new share issuance favorable for our existing stockholders.

Proprietary Information Technology Platform

        We have a scalable and flexible information technology, or IT, platform. As a new company formed in 2011, we were able to design, develop and build our own proprietary infrastructure and database platform by using the latest technologies in database design and management. Our senior leadership team had previously constructed two prior platforms and drew on this knowledge when designing and implementing the system we developed for S|T|O|R|E. We combined the best features of prior platforms with the latest in systems design, operation and management to build an IT platform that is scalable, flexible, secure and stable. Our IT platform allows us to collect, access, manage and analyze large amounts of data, with the ability to integrate information across multiple software applications.

        A key component of our scalable IT platform is our property management and servicing platform, the STORE Universal Database System, or SUDS. SUDS was specifically designed and built by us to facilitate the collection, storage, management and analysis of our extensive customer and property information associated with the investments we make. The SUDS application joins our property database, accounting system and customer relationship management system, allowing for integrated reporting and information delivery. Information accessible to SUDS includes data we capture and also information that is imported from third party vendors we employ. SUDS is fully available to our staff at their desktop, can be remotely accessed and includes:

  •
  Lease Abstracts.  A summary of the primary contract terms, including payment dates, rental amounts, rental increases and expiration dates;

  •
  Customer Information.  Complete customer information, including contact history, as well as corporate financial information, including corporate fixed charge coverage ratios and Moody's RiskCalc ratings;

  •
  Document Scans.  The primary financing documents for each transaction, including lease and loan agreements, appraisals and our internal credit memoranda which analyze each transaction we finance;

  •
  Property Information.  Complete property information, location data, land and building dimensions, age, appraisal data, photographs, site inspection information and financial performance history, including unit-level fixed charge coverage ratios; and

  •
  Servicing Information.  Complete servicing information, including payment history and all customer requests and interaction.

        SUDS offers us strong and scalable portfolio servicing capacity, can integrate information from multiple sources and compliments our other employed software solutions, including:

  •
  Customer Relationship Management (CRM).  We use Salesforce.com, an industry-leading CRM application to manage our origination, underwriting and closing activities;

  •
  Accounting System.  We use Coda Financials from UNIT4 Business Software, a highly flexible general ledger and accounting system that was also used by our leadership team at FFCA;

  •
  Customer Financial Statement Analysis.  We use software from Moody's Analytics to archive and analyze customer financial data and also to provide ongoing EDF Scores as we monitor portfolio performance; and

  •
  Document and Reporting Access.  We use Microsoft Sharepoint for secure, mobile access to paperless reports, presentations and information delivery, which is important to enable the ready access of such information by our staff in a largely paperless environment.

        We maintain and continually update our IT platform with the help of select leading vendors. Our information systems reside in secure, backed-up, off-site servers administered by an independent vendor in a data center that serve multiple Fortune 100 companies. We believe the combination of our state-of-the-art IT platform, SUDS, our proprietary systems and our custom software is unique to the net-lease industry and provides us a competitive advantage.

Competition

        We face competition in the acquisition and financing of STORE Properties from numerous investors, including traded and non-traded public REITs, private equity investors and institutional-investment funds, some of which have greater financial resources than we do, a greater ability to borrow funds to acquire properties and the ability to accept more risk. We also believe that competition for real estate financing comes from middle-market business owners themselves, many of whom have had a historic preference to own, rather than lease, the real estate they use in their businesses. The competition we face may increase the demand for STORE Properties and, therefore, reduce the number of suitable acquisition opportunities available to us or increase the price we must pay to acquire STORE Properties. This competition will increase if investments in real estate become more attractive relative to other forms of investment.

Employees

        As of December 31, 2013, we had 44 full-time employees, all of whom are located in our single office in Scottsdale, Arizona. Our staff is mostly comprised of professional employees engaged in origination, underwriting, closing, financial reporting, portfolio management and capital markets activities essential to our business. Our staff is complemented by select vendors and outsourcing employed by our leadership team over many years. Together, we have designed the integration of our staff with external service suppliers to offer us both high scalability and strong process integrity.

Principal Legal Proceedings

        We may become party to various lawsuits, claims and other legal proceedings that arise in the ordinary course of our business. Since our organization in May 2011, we have not been a party, as plaintiff or defendant, to any legal proceedings that we believe to be material or which, individually or in the aggregate, would be expected to have a material effect on our business, financial condition or results of operation if determined adversely to us.

Principal Executive Offices

        Our principal offices are located at 8501 East Princess Drive, Suite 190, Scottsdale, Arizona 85255. We currently occupy approximately 14,000 square feet of space leased from an unaffiliated third party. We believe that our offices are adequate for our present and currently planned future operations and that adequate additional space will be available if needed in the future.

Insurance

        Our leases and loan agreements typically provide that our tenants and borrowers will maintain insurance of the type and in the amounts that are usual and customary for similar types of commercial property, including adequate commercial general liability, fire, flood and extended loss insurance provided by reputable companies, with commercially reasonable exclusions, deductibles and limits. Under certain circumstances, however, we may permit certain tenants and borrowers to self-insure.

Pursuant to such leases, our tenants are required to name us (and any of our lenders that have a mortgage on the property leased by the tenant) as additional insureds on their liability policies and additional named insured or loss payee (or mortgagee, in the case of our lenders) on their property policies. Depending on the location of the property, losses of a catastrophic nature, such as those caused by earthquakes and floods, may be covered by insurance policies that are held by our tenant with limitations such as large deductibles or co-payments that a tenant may not be able to meet.

        In addition to being a named insured on our tenants' liability policies, we separately maintain commercial general liability coverage in the event our tenants or borrowers do not obtain their required insurance. We also maintain full property coverage on all properties not occupied by our tenants and other property coverage as may be required by our lenders which are not required to be carried by our tenants under our leases.

Regulation

        General.    Our properties are subject to various laws, regulations, including regulations relating to fire and safety requirements, ordinances and affirmative and negative covenants and in some instances, common area obligations. Our tenants and borrowers have primary responsibilities for compliance with these requirements pursuant to our lease and loan agreements. We believe that each of our properties has the necessary permits and approvals to operate and conduct its business.

        Americans With Disabilities Act.    Under Title III of the Americans with Disabilities Act of 1990, or the ADA, and rules promulgated thereunder, in order to protect individuals with disabilities, public accommodations must remove architectural and communication barriers that are structural in nature from existing places of public accommodation to the extent "readily achievable". In addition, under the ADA, alterations to a place of public accommodation or a commercial facility are to be made so that, to the maximum extent feasible, such altered portions are readily accessible to and usable by disabled individuals. The "readily achievable" and the standard takes into account, among other factors, the financial resources of the affected site and the owner, lessor or other applicable person.

        Compliance with the ADA, as well as other federal, state and local laws, may require modifications to properties we currently own or may purchase, or may restrict renovations of those properties. Failure to comply with these laws or regulations could result in the imposition of fines or an award of damages to private litigants, as well as the incurrence of the costs of making modifications to attain compliance, and future legislation could impose additional obligations or restrictions on our properties. Although our tenants and borrowers are generally responsible for all maintenance and repairs of the property pursuant to our lease and other financing agreements, including compliance with the ADA and other similar laws or regulations, we could be held liable as the owner of the property for a failure of one of our tenants to comply with these laws or regulations.

Environmental Matters

        General.    All real property and the operations conducted on real property are subject to Federal, state and local laws and regulations relating to human health and the environment. Certain of these laws and regulations may impose joint and several liability on certain statutory classes of persons, including owners or operators, for the costs of investigation or remediation of contaminated properties, regardless of fault or the legality of the original disposal. These laws and regulations apply to past and present business operations of our tenants and borrowers and the use, storage, handling and contracting for recycling or disposal of hazardous substances or wastes. Our tenants and borrowers are obligated to comply with environmental laws. Our leases and loans typically impose obligations on our tenants and borrowers to indemnify us from all or most compliance costs we may experience as a result of the environmental conditions on our properties. If a tenant or borrower fails to, or cannot comply, we may be required to pay such costs. We are not aware of any environmental condition with respect to any of our properties which would have a material adverse effect on our business, financial condition or results of operations. We cannot predict whether new or more stringent laws relating to the environment will be enacted in the future or how such laws will impact the operations of businesses at our properties. Costs associated with an environmental event could be substantial.

        Superlien Laws.    Under the laws of many states, contamination on a site may give rise to a lien on the site for clean-up costs. In several states, such a lien has priority over all existing liens, including those of existing mortgages. In these states, the lien of a mortgage may lose its priority to such a "superlien."

        CERCLA.    The federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, or CERCLA, imposes strict liability on present and past "owners" and "operators" of a contaminated site for the costs of clean-up. A secured lender may be liable as an "owner" or "operator" of a contaminated site if agents or employees of the lender have participated in the management of such site or in the operations of the tenant. Excluded from CERCLA's definition of "owner" or "operator" however, is a person "who without participating in the management of the facility, holds indicia of ownership primarily to protect his security interest". This is the so called "secured creditor exemption." With respect to most of the assets in our investment portfolio, we are the owner of the real property. However, with respect to a few of the assets in our investment portfolio, we are not the owner of the property but have a mortgage loan on the property. In both instances, we believe we meet the secured creditor exemption.

        Liability is not limited to the original or unamortized principal balance of a loan or to the value of the site securing a loan. CERCLA provides substantial protection to lenders by defining the activities in which a lender can engage and still have the benefit of the secured creditor exemption. In order for a lender to be deemed to have participated in the management of a site, the lender must actually participate in the operational affairs of the site or our tenant or borrower. CERCLA provides that "merely having the capacity to influence, or unexercised right to control" operations does not constitute participation in management. A lender may lose the protection of the secured creditor exemption only if it exercises decision-making control over our tenant's or borrower's environmental compliance and hazardous substance handling and disposal practices, or assumes responsibility for substantially all operational functions at the site or overall management encompassing day-to-day decision making with regard to environmental compliance. CERCLA also provides that a lender will continue to have the benefit of the secured creditor exemption even if it forecloses on a site, purchases it at a foreclosure sale or accepts a deed-in-lieu of foreclosure provided that the lender seeks to sell the site at the earliest practicable commercially reasonable time on commercially reasonable terms.

        Certain Other Federal and State Laws.    Many states have statutes similar to CERCLA, and not all of those statutes provide for a secured creditor exemption. In addition, under federal law, there is potential liability relating to hazardous wastes and underground storage tanks under the Federal Resource Conservation and Recovery Act, or RCRA. The definition of "hazardous substances" under CERCLA specifically excludes petroleum products. Subtitle I of RCRA governs underground petroleum storage tanks. The protections accorded to lenders under CERCLA are also accorded to the holders of security interests in underground petroleum storage tanks if the lender does not participate in management of the underground storage tanks and is not otherwise engaged in petroleum production, refining or marketing. It should be noted, however, that liability for cleanup of petroleum contamination may be governed by state law, which may not provide for any specific protection for secured creditors.

        In a few states, transfers of some types of sites are conditioned upon cleanup of contamination prior to transfer. In these cases, a lender that becomes the owner of a site through foreclosure, deed in lieu of foreclosure or otherwise, may be required to clean up the contamination before selling or otherwise transferring the site.

        Also, certain federal, state and local laws govern the removal, encapsulation or disturbance of asbestos-containing materials, or ACMs, in the event of the remodeling, renovation or demolition of a building. Such laws, as well as common law standards, may impose liability for releases of ACMs and may provide for third parties to seek recovery from owners or operators of sites for personal injuries associated with such releases.

        Beyond statute-based environmental liability, there exist common law causes of action (for example, actions based on nuisance or on toxic tort resulting in death, personal injury or damage to site) related to hazardous environmental conditions on a site. While it may be more difficult to hold a lender liable in such cases, unanticipated or uninsured liabilities of our tenant or borrower may jeopardize the tenant's or borrower's ability to meet its lease or loan obligations.

        Additional Considerations.    The cost of remediating hazardous substance contamination at a site can be substantial. If a lender becomes liable, it can bring an action for contribution against the owner or operator who created the environmental hazard, but that individual or entity may be without substantial assets.

        If a lender forecloses on a mortgage secured by a site on which business operations are subject to environmental laws and regulations, the lender will be required to operate the site in accordance with those laws and regulations. Such compliance may result in substantial expense.

        In addition, a lender may be obligated to disclose environmental conditions on a site to government entities and/or to prospective buyers (including prospective buyers at a foreclosure sale or following foreclosure). Such disclosure may decrease the amount that prospective buyers are willing to pay for the affected site, sometimes substantially, and thereby decrease the ability of the lender to recoup its investment in a loan upon foreclosure.

MANAGEMENT

Directors and Officers

        The names and ages of our officers and directors as of the date of this prospectus are set forth below. We expect to add additional, independent directors prior to the completion of this offering.

Name	Age	Position
Morton H. Fleischer	77	Chairman of the Board of Directors
Christopher H. Volk	57	President, Chief Executive Officer and Director
Manish Desai	34	Director
Derek Smith	49	Director
Rajath Shourie	40	Director
Kenneth Liang	52	Director
Mahesh Balakrishnan	30	Director
Catherine Long	57	Chief Financial Officer, Executive Vice President and Treasurer
Michael T. Bennett	56	Executive Vice President—General Counsel, Chief Compliance Officer and Secretary
Christopher K. Burbach	38	Executive Vice President—Underwriting
Mary Fedewa	48	Executive Vice President—Acquisitions
Michael J. Zieg	40	Executive Vice President—Portfolio Management

Morton H. Fleischer, Chairman of the Board of Directors

        Mr. Fleischer was one of our founders in May 2011 and has served as the Chairman of our board of directors since our organization. Prior to co-founding us, Mr. Fleischer co-founded Spirit Finance Corporation (now Spirit Realty Capital, Inc.), or Spirit, a real estate investment trust, and served as Chairman from its inception in 2003 to February 2010, including the three years that Spirit was publicly traded on the New York Stock Exchange, 2004 to 2007. Prior to Spirit, Mr. Fleischer founded numerous real estate limited partnerships in the 1980s and 1990s that were predecessors to Franchise Finance Corporation of America, or FFCA, a real estate investment trust that he formed and took public on the New York Stock Exchange in 1994. Mr. Fleischer served as FFCA's Chairman of the board of directors and Chief Executive Officer until FFCA was acquired by GE Capital Corporation in 2001. FFCA was the nation's largest publicly traded net-lease REIT and owned or financed over 5,000 single-tenant properties at the time of its sale to GE Capital Corporation in 2001. Mr. Fleischer received his Bachelor of Arts degree from Washington University—St. Louis, Missouri from which he was awarded its Distinguished Business Alumni Award in 1993.

Christopher H. Volk, President, Chief Executive Officer and Director

        Mr. Volk was one of our founders in May 2011 and has served as our President and Chief Executive Officer and as a director since our organization. With more than 30 years of experience in structuring, managing and financing commercial real estate companies, Mr. Volk led the largest ever real estate limited partnership roll-up transaction of its time in 1994; oversaw the issuance of FFCA's unsecured debt rating in 1995, which was the first unsecured debt rating ever issued to a net-lease REIT; and, in 2005, led the creation of the first commercial real estate master trust debt conduit in the United States designed to finance net-lease assets. Prior to forming us, Mr. Volk co-founded Spirit and served as its President and Chief Executive Officer and as a board member from August 2003 to February 2010. Prior to co-founding Spirit in 2003, Mr. Volk served for over 16 years in numerous capacities with FFCA, including President and Chief Operating Officer and a member of FFCA's board of directors. Mr. Volk continued as Chief Operating Officer of GE Capital Franchise Finance, the new name given to the business following the FFCA acquisition, until December 2002. He received a

Bachelor of Arts degree from Washington and Lee University and a Master in Business Administration degree from Georgia State University.

Manish Desai, Director

        Mr. Desai has served as a director since 2011. Mr. Desai joined Oaktree Capital Management, L.P., or Oaktree, in 2004 from Morgan Stanley. At Morgan Stanley he served as an Analyst for Morgan Stanley Realty or MSR and Morgan Stanley Real Estate Funds or MSREF. During his time at MSR and MSREF, Mr. Desai was involved in a number of advisory assignments, including the spin-off and restructuring of Fairmont Hotels, as well as the evaluation of numerous properties and portfolios for acquisition. Prior experience includes internships at American Enterprise Institute and the US Office of Management and Budget in the executive offices at the White House. Mr. Desai received a B.A. degree in Public Policy with a secondary major in Economics from Stanford University.

Derek Smith, Director

        Mr. Smith has served as a director since 2011. Mr. Smith is responsible for the execution and management of all real estate investments and the administration of Oaktree's real estate funds. Prior to joining Oaktree in 2010, Mr. Smith spent 19 years at Paul, Hastings, Janofsky & Walker LLP, most recently as the Vice Chair of the Global Real Estate Department. In this role, Mr. Smith represented numerous opportunity funds, investment banks and other private investors in all aspects of their investments in all types of real estate. Mr. Smith also served as the Chair of the Technology Committee of Paul Hastings, where he led the firm's use and investment in information systems and technology. Mr. Smith received a B.S. degree in Computer Science from Brigham Young University and a J.D. degree from Cornell University. He is a member of the State Bar of California.

Rajath Shourie, Director

        Mr. Shourie has served as a director since 2011. Mr. Shourie is a Managing Director of Oaktree and Co-Portfolio Manager of Oaktree's Opportunities Funds. He joined Oaktree in 2002, and since then has spent his time investing in distressed debt. He has invested in the airline/aircraft industry for a number of years, and led the firm's investments in financial institutions during the global financial crisis. Mr. Shourie has worked with a number of Oaktree's portfolio companies, and, in addition to his service on our board, currently serves on the boards of Taylor Morrison Home Corporation (NYSE:TMHC) and Nine Entertainment Company (ASX:NEC), a leading TV network in Australia. He has been active on a number of creditors' committees, including the steering committee in the restructuring of CIT Group. Prior to joining Oaktree, he worked in the Principal Investment Area at Goldman, Sachs & Co., and was a management consultant at McKinsey & Co. Mr. Shourie earned a B.A. in Economics from Harvard College, where he was elected to Phi Beta Kappa. He then went on to receive an M.B.A. from Harvard Business School, where he was a Baker Scholar.

Kenneth Liang, Director

        Mr. Liang has served as a director since 2011. Mr. Liang is a Managing Director of Oaktree and Head of Restructurings in Oaktree's Opportunities Funds group. Mr. Liang coordinates all restructurings of investments in Oaktree's Distressed Opportunities and Value Opportunities strategies. Mr. Liang has been active in numerous creditors' steering committees, including the Tribune Company restructuring, as well as the restructurings of CIT Group, Enron, World Com/MCI, Charter Communications and Nine Entertainment Company (a leading TV network in Australia). Mr. Liang has worked with a number of Oaktree's portfolio companies including the Tribune Company (media), Jackson Square Aviation (aircraft leasing), Tekni-Plex (packaging and tubing manufacturer) and Taylor Morrison (North American homebuilder). From Oaktree's formation in 1995 until June 2001, Mr. Liang was Oaktree's General Counsel. Earlier, he served as a Senior Vice President at TCW with primary legal and restructuring responsibility for Special Credits Funds investments and, before that, he was an associate at the law firm of O'Melveny & Myers. Mr. Liang holds a B.S. degree in Business Finance and Economics from the University of Southern California and a J.D. from Georgetown University Law Center.

Mahesh Balakrishnan, Director

        Mr. Balakrishnan has served as a director since 2011. Mr. Balakrishnan is a Senior Vice President in Oaktree's Opportunities Funds group. Mr. Balakrishnan joined Oaktree in 2007 and has been focused on investing in the shipping, real estate, chemicals and financial institutions sectors. He has been active on a number of creditors' committees including ad hoc committees in the Lehman Brothers and LyondellBasell restructurings. Prior to joining Oaktree, Mr. Balakrishnan spent two years as an Analyst in the Financial Sponsors & Leveraged Finance group at UBS Investment Bank. Mr. Balakrishnan graduated cum laude with a B.A. degree in Economics (Honors) from Yale University.

Catherine Long, Chief Financial Officer, Executive Vice President and Treasurer

        Ms. Long was one of our founders in May 2011 and has served as our Chief Financial Officer, Executive Vice President and Treasurer since our organization. Ms. Long has over 30 years of accounting, operating and financial management expertise. Prior to co-founding us, Ms. Long was CFO, Senior Vice President and Treasurer of Spirit from its inception in August 2003 to February 2010. Prior to Spirit, Ms. Long served in various capacities with FFCA and its successor, GE Capital Franchise Finance. Ms. Long was also FFCA's Principal Accounting Officer and actively participated in FFCA's real estate limited partnership rollup, as well as numerous securitization transactions and business combinations. Prior to her employment with FFCA, Ms. Long was a senior manager specializing in the real estate industry with the international public accounting firm of Arthur Andersen in Phoenix, Arizona. She was named CFO of the Year in 2008 by the Arizona chapter of Financial Executives International. She received a Bachelor of Science degree in accounting with high honors from Southern Illinois University and has been a certified public accountant since 1980.

Michael T. Bennett, Executive Vice President—General Counsel, Chief Compliance Officer and Secretary

        Mr. Bennett was one of our founders in May 2011 and has served as our Executive Vice President, Chief Compliance Officer and Secretary since our organization and, recently, was named General Counsel. Mr. Bennett has over 30 years of legal, transactional and operational experience in the real estate and finance industries. Prior to co-founding us, Mr. Bennett was Senior Vice President—Operations, Chief Compliance Officer and Corporate Secretary at Spirit from early 2005 to February 2010 where he was involved in structuring, negotiating and closing all of its real estate and debt-related transactions, including the largest retail sale-leaseback transaction in the United States in 2006. From 1991 to 2000, Mr. Bennett served as Vice President and General Counsel of Farmer Mac (NYSE:AGM), a government-sponsored entity providing financing to America's agricultural industry. Mr. Bennett's legal career included several years in private law practice with Brown & Wood, a New York based law firm which subsequently merged with the law firm of Sidley Austin, concentrating on complex mortgage and other asset-based structured finance transactions. He received a Bachelor of Arts (summa cum laude) in Government and Foreign Affairs from Hampden-Sydney College and a J.D. degree from the University of Virginia Law School. He is a member of the bars of the District of Columbia, the State of New York and the Commonwealth of Virginia.

Christopher K. Burbach, Executive Vice President—Underwriting

        Mr. Burbach joined us in February 2012 and has served as our Executive Vice President—Underwriting since that time. Mr. Burbach has a broad range of experience in credit, underwriting and financial analysis. Prior to joining us, Mr. Burbach served in numerous capacities at Spirit from February 2006 to January 2012, including most recently as Vice President of Investment Management responsible for managing the investments of the company's $3.5 billion real estate portfolio. Mr. Burbach also managed the Underwriting group at Spirit. Prior to Spirit, Mr. Burbach served as Chief Executive Officer of VM Management, Inc. which owned a for-profit private school and managed a non-profit charter school in Phoenix, Arizona. Prior to VM Management, Mr. Burbach was a consultant with Navigant Consulting, Inc. in San Francisco, California, engaged in financial consulting for the Construction and Government Industries Groups. Mr. Burbach received a Bachelor of Science degree in Finance from Santa Clara University and a Master in Business Administration degree from Arizona State University. Mr. Burbach is also a CFA charterholder.

Mary Fedewa, Executive Vice President—Acquisitions

        Ms. Fedewa was one of our founders in May 2011 and has served as our Executive Vice President—Acquisitions since our organization. Ms. Fedewa has over 20 years of experience in a broad range of financial services. Prior to co-founding us, Ms. Fedewa spent several years investing as principal in single-tenant commercial real estate for private real estate companies. Ms. Fedewa was previously a Managing Director of Acquisitions at Spirit from 2004 to 2007, originating net-lease transactions in a variety of industries across the United States. Prior to Spirit, Ms. Fedewa held numerous positions within GE Capital, concluding as a Senior Vice President of GE Franchise Finance which was the successor company to FFCA. Throughout her GE Capital tenure, Ms. Fedewa held leadership positions within Mortgage Insurance, Private Label Financing and Commercial Finance. While at GE, Ms. Fedewa was awarded a Six Sigma Black Belt and also served as a GE Quality Leader. Ms. Fedewa attended North Carolina State University, where she graduated Summa Cum Laude with a Bachelor of Arts degree in Business Management with a concentration in Finance.

Michael J. Zieg, Executive Vice President—Portfolio Management

        Mr. Zieg was one of our founders in May 2011 and serves as our Executive Vice President—Portfolio Management. Mr. Zieg has spent over 15 years in the commercial real estate industry with experience in finance, transaction structuring, credit, and asset management and recovery. Prior to co-founding us, Mr. Zieg was Senior Vice President—Portfolio Management at Spirit from 2007 to February 2010 where he oversaw portfolio management for a net-lease real estate portfolio in excess of $3.5 billion. From 1997 to 2007, Mr. Zieg was with the national law firm of Kutak Rock LLP, where he was a partner focusing on corporate finance and securities transactions. Mr. Zieg represented Spirit as outside legal counsel beginning with its inception in 2003 through its sale to a private consortium in 2007 when he joined the company. Prior to assisting in the formation of Spirit, he also represented FFCA as outside counsel from 1997 until its sale to GE Capital in 2001. Mr. Zieg received a Bachelor of Business Administration degree in Finance from Texas A&M University and his J.D. Degree from the University of Denver.

Family Relationships

        There are no family relationships among any of our directors or executive officers.

Our Corporate Governance

        We have structured our corporate governance in a way that we believe aligns our interests with those of our stockholders, including but not limited to the following:

  •
  our controlling stockholder has advised us that, when it ceases to have beneficial ownership of a majority of our shares, it will ensure that employees of our controlling stockholder will no longer constitute a majority of our board of directors;

  •
  our board of directors is not classified and each of our directors is subject to election annually;

  •
  we will have a fully independent audit committee and independent director representation on our compensation and nominating and governance committees as of the consummation of this offering, and our independent directors will meet regularly in executive sessions without the presence of our corporate officers or non-independent directors;

  •
  at least one of our directors will qualify as an "audit committee financial expert" as defined by the SEC;

  •
  we will opt out of the Maryland business combination and control share acquisition statutes; and

  •
  we do not have a stockholder rights plan, and we will not adopt a stockholder rights plan in the future without (a) the approval of our stockholders or (b) seeking ratification from our stockholders within 12 months of adoption of the plan if the board of directors determines, in the exercise of its duties under applicable law, that it is in our best interest to adopt a rights plan without the delay of seeking prior stockholder approval.

Controlled Company

        We have been approved to list the shares offered in this offering on the            . After the completion of the offering, certain investment funds managed by Oaktree Capital Management, L.P. or their respective subsidiaries that are invested in us, will continue to indirectly own more than 50% of the combined voting power of our common stock, therefore, under current listing standards, we will qualify as a "controlled company" and, accordingly, will be exempt from requirements to have a majority of independent directors, a fully independent nominating and corporate governance committee with a written charter addressing the committee's purpose and responsibilities and a fully independent compensation committee with a written charter addressing the committee's purpose and responsibilities. For at least some period following this offering, we intend to use these exemptions. As a result, following this offering the majority of our directors will not be independent and we will not have a nominating and corporate governance committee or a compensation committee that is comprised entirely of independent directors. As a result, you will not have the same protections afforded to stockholders of companies that are subject to all of the                's corporate governance requirements. If we cease to be a controlled company and our shares are still listed on the          , we will be required to comply with these provisions within the transition periods specified in the                's corporate governance rules.

Stockholders Agreement

        In connection with this offering, we will enter into a stockholders agreement with STORE Holding Company, LLC, or STORE Holding. Under this stockholders agreement, STORE Holding will have the right, subject to certain terms and conditions, to nominate representatives to our board of directors and committees of our board of directors. In addition, pursuant to the stockholders agreement, certain of our actions and certain of our significant business decisions will require the approval of directors nominated by STORE Holding. For so long as the stockholders agreement remains in effect, STORE Holding directors may only be removed with STORE Holding's consent. If there is a vacancy on our board of directors because of the resignation or removal of a STORE Holding director, the stockholders agreement requires us to nominate an individual designated by STORE Holding for election, provided that such nomination does not interfere with our ability to meet the listing standards of            . See "Certain Relationships and Related Party Transactions—Stockholders Agreement."

        Pursuant to the stockholders agreement, STORE Holding will have certain nomination rights. For so long as STORE Holding owns shares representing at least 50% or more of the combined voting power of our common stock, STORE Holding will be entitled to nominate the majority of the directors to serve on the board of directors. When STORE Holding owns shares representing less than 50% but at least 40% of the combined voting power of our common stock, STORE Holding will be entitled to nominate the number of directors equal to the lowest whole number that is at least 40% of the total number of directors. When STORE Holding owns shares representing less than 40% but at least 30% of the combined voting power of our common stock, STORE Holding will be entitled to nominate the number of directors equal to the lowest whole number that is at least 30% of the total number of directors. When STORE Holding owns shares representing less than 30% but at least 20% of the combined voting power of our common stock, STORE Holding will be entitled to nominate the number of directors equal to the lowest whole number that is at least 20% of the total number of directors. When STORE Holding owns shares representing less than 20% but at least 10% of the combined voting power of our common stock, STORE Holding will be entitled to nominate the number of directors equal to the lowest whole number that is at least 10% of the total number of directors.

Director Independence

        The board of directors has determined that Morton H. Fleischer is an "independent director" as such term is defined by the applicable rules and regulations of the            . We expect that additional, independent directors will be elected to our board of directors prior to the completion of this offering.

Board Structure

        The board of directors currently consists of seven members. We expect that additional, independent directors will be elected to our board of directors prior to the completion of this offering. Our charter and bylaws provide that our board of directors will consist of such number of directors as may from time to time be fixed by our board of directors; provided, that so long as STORE Holding continues to beneficially own shares representing 10% or more of the combined voting power of our common stock, we will agree to nominate individuals designed by STORE Holding for election as our directors as specified in our stockholders agreement.

        Each director is to hold office until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal (each director may be removed with cause by the affirmative vote of the stockholders entitled to cast a majority of the votes entitled to be cast generally in the election of directors); provided, that, for so long as the stockholders agreement remains in effect, STORE Holding directors may only be removed with STORE Holding's consent. Vacancies on the board of directors may be filled at any time by the remaining directors; provided, that, if there is a vacancy on our board of directors because of the resignation or removal of an STORE Holding director, the stockholders agreement requires us to nominate an individual designated by STORE Holding for election.

        At any meeting of the board of directors, except as otherwise required by law, a majority of the total number of directors then in office will constitute a quorum for all purposes.

        Our board of directors is not divided into classes with staggered terms, and each of our directors is subject to re-election annually.

Background and Experience of Directors

        When considering whether directors have the experience, qualifications, attributes or skills, taken as a whole, to enable our board of directors to satisfy its oversight responsibilities effectively in light of our business and structure, the board of directors focused primarily on each person's background and experience as reflected in the information discussed in each of the directors' individual biographies set forth above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business. In particular, the members of our board of directors considered the following important characteristics, among others:

  •
  Mr. Fleischer—our board of directors considered Mr. Fleischer's familiarity with our history and operations, his experience as an early participant in net-lease financing and his extensive real estate and capital markets experience.

  •
  Mr. Volk—our board of directors considered Mr. Volk's familiarity with our history and operations, his experience as an early participant in net-lease financing and his extensive real estate and capital markets experience.

  •
  Mr. Desai—our board of directors considered Mr. Desai's extensive experience in evaluating and investing in real-estate related assets.

  •
  Mr. Smith—our board of directors considered Mr. Smith's extensive knowledge and experience in the legal aspects of negotiating, structuring and managing real estate investments.

  •
  Mr. Shourie—our board of directors considered Mr. Shourie's extensive experience in real estate, finance and corporate governance.

  •
  Mr. Liang—our board of directors considered Mr. Liang's extensive experience in real estate, finance and corporate governance.

  •
  Mr. Balakrishnan—our board of directors considered Mr. Balakrishnan's experience in real estate, finance and corporate governance.

Committees of the Board

        We currently have an Audit Committee, and upon the consummation of this offering, the board of directors will establish a Compensation Committee and a Nominating and Corporate Governance Committee. Upon completion of this offering, copies of the charters will be available on our website. Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

  Audit Committee

        Upon or prior to completion of this offering, if necessary to comply with applicable federal, state and        rules relating to corporate governance matters, we will revise our Audit Committee's charter. The functions of our Audit Committee, among other things, include:

  •
  reviewing our financial statements, including any significant financial items or changes in accounting policies, with our senior management and independent registered public accounting firm;

  •
  reviewing our financial risk and control procedures, compliance programs and significant tax, legal and regulatory matters;

  •
  appointing and determining the compensation for our independent auditors;

  •
  establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters; and

  •
  reviewing and overseeing our independent registered public accounting firm.

        Our board of directors has determined that                qualifies as an "audit committee financial expert" as such term is defined in Item 407(d)(5) of Regulation S-K and that            is independent as independence is defined in Rule 10A-3 of the Exchange Act and under the        listing standards. The Audit Committee will consist of a majority of independent directors within 90 days of listing, and

consist of all independent directors by the first anniversary of listing, consistent with the        listing standards.

  Compensation Committee

        Upon or prior to completion of this offering, we will establish a Compensation Committee and will adopt a charter for the Compensation Committee that complies with applicable federal, state and        rules relating to corporate governance matters. The functions of our Compensation Committee, among other things, will include:

  •
  reviewing and approving corporate goals and objectives relevant to the compensation of certain of our key executives, evaluating the performance of these executives in light of those goals and objectives, and determining the compensation of these executives based on that evaluation;

  •
  reviewing and approving executive officer and director compensation;

  •
  reviewing and approving overall compensation programs; and

  •
  administering our incentive compensation and equity-based plans.

        In order to comply with certain SEC and tax law requirements, our compensation committee (or a subcommittee of the compensation committee) must consist of at least two directors that qualify as "non-employee directors" for the purposes of Rule 16b-3 under the Exchange Act and satisfy the requirements of an "outside director" for purposes of Section 162(m) of the Code.

  Nominating and Corporate Governance Committee

        Upon or prior to completion of this offering, we will establish a Nominating and Corporate Governance Committee and will adopt a charter for the Nominating and Corporate Governance Committee that complies with applicable federal, state and        rules relating to corporate governance matters. The functions of our Nominating and Corporate Governance Committee, among other things, will include:

  •
  identifying individuals qualified to become board members and recommending director nominees and board members for committee membership;

  •
  developing and recommending to our board corporate governance guidelines; and

  •
  overseeing the evaluation of our board of directors and its committees and management.

Risk Oversight

        Our board of directors will oversee a company-wide approach to risk management that is carried out by our senior leadership team. Our board of directors will determine the appropriate risk for us generally, assess the specific risks faced by us and review the steps taken by our senior leadership team to manage those risks. While our board of directors will maintain the ultimate oversight responsibility for the risk management process, its committees will oversee risk in certain specified areas. Specifically, our Compensation Committee will be responsible for overseeing the management of risks relating to our executive compensation plans and arrangements, and the incentives created by the compensation awards it administers. Our Audit Committee will oversee management of enterprise risks and financial risks, as well as potential conflicts of interests. Our Nominating and Corporate Governance Committee will be responsible for overseeing the management of risks associated with the independence of our board of directors.

Risk and Compensation Policies

        Our senior leadership team, at the direction of our board of directors, has reviewed S|T|O|R|E's employee compensation policies, plans and practices to determine if they create incentives or encourage behavior that is reasonably likely to have a material adverse effect on us. In conducting this evaluation, our senior leadership team has reviewed our compensation plans, including our long-term incentive plan and employment agreements, to evaluate risk and the internal controls we have implemented to manage those risks. In completing this evaluation, our board of directors and senior leadership team believe that there are no unmitigated risks created by our compensation policies, plans and practices that create incentives or encourage behavior that is reasonably likely to have a material adverse effect on us.

Compensation Committee Interlocks and Insider Participation

        Upon completion of this offering, none of the members of our Compensation Committee will have ever been an officer or employee of us. None of our executive officers will have served as a member of the board of directors, compensation committee or other board committee performing equivalent functions of any entity that has one or more executive officers serving as one of our directors or on our Compensation Committee.

Codes of Conduct

        Upon or prior to completion of this offering, we anticipate that our board of directors will adopt a code of business conduct and ethics that applies to our directors, officers and employees. Upon completion of this offering, a copy of this code will be available on our website. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website.

Director Compensation

        None of our directors received compensation in 2013 except for our chairman, Mr. Fleischer, who received aggregate compensation of $393,800, consisting of $200,000 in cash director fees and $193,800 in the value of restricted stock awards.

        Other than Mr. Fleischer, no director has received any additional compensation for serving on the board of directors or committees thereof. We anticipate that each outside director (other than the directors employed by the controlling stockholder or its affiliates) will be entitled to compensation arrangements to be determined.

EXECUTIVE COMPENSATION

        The following members of our senior leadership team are the "named executive officers" for purposes of the SEC's compensation disclosure regulations: Christopher Volk, Catherine Long and Mary Fedewa. In addition to providing compensation information with respect to the named executive officers, we also have disclosed, in the table below and in the other tables and discussion that follow in this section of the prospectus, compensation information with respect to the other members of our senior leadership team, namely, Michael Bennett, Michael Zieg and Christopher Burbach. Throughout this section of the prospectus, we refer to Messrs. Volk, Bennett, Zieg and Burbach and Mmes. Long and Fedewa, collectively, as our "reporting officers."

        The table below summarizes for each of the reporting officers the compensation amounts paid or earned for the fiscal years ended December 31, 2013, December 31, 2012 and December 31, 2011.

 Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock awards ($)	All other compensation ($)(3)	Total ($)
Christopher Volk	2013	500,000	484,400	871,896	30,126	1,886,422
President and Chief Executive	2012	500,000	484,500	564,800	30,066	1,579,366
Officer(1)	2011	312,500	313,700	—	19,651	645,851
Catherine Long	2013	350,000	339,000	411,720	24,604	1,125,324
Chief Financial Officer and	2012	350,000	339,000	266,800	24,360	980,160
Executive Vice President(1)	2011	218,750	219,600	—	12,476	450,826
Michael Bennett	2013	320,000	310,000	387,504	30,532	1,048,036
Executive Vice President—	2012	320,000	310,000	251,000	30,085	911,085
General Counsel(1)	2011	200,000	200,800	—	18,876	419,676
Mary Fedewa	2013	350,000	339,000	387,504	25,507	1,102,011
Executive Vice President—	2012	320,000	310,000	251,000	22,313	903,313
Acquisitions(1)	2011	200,000	200,800	—	10,067	410,867
Michael Zieg	2013	320,000	310,000	387,504	19,663	1,037,167
Executive Vice President—	2012	320,000	310,000	251,000	20,940	901,940
Portfolio Management(1)	2011	200,000	200,800	—	8,207	409,007
Christopher Burbach	2013	320,000	310,000	349,392	17,208	996,600
Executive Vice President—	2012	288,889	280,000	—	9,611	578,500
Underwriting(2)

(1)
2011 compensation reflects partial year service beginning in May 2011.

(2)
2012 compensation reflects partial year service beginning in February 2012.

(3)
The following table sets forth the amounts of other compensation, including perquisites and other personal benefits, paid to, or on behalf of, our reporting officers included in the "All Other Compensation Column." Perquisites and other personal benefits are valued on the basis of the aggregate incremental cost to us.

Name	Year	Disability Insurance Premium ($)	Annual Physical ($)	Club Dues ($)	401(k) Match ($)	Total ($)
Christopher Volk	2013	10,451	1,075	8,400	10,200	30,126
	2012	10,451	1,215	8,400	10,000	30,066
	2011	10,451	—	4,200	5,000	19,651
Catherine Long	2013	11,012	1,500	1,892	10,200	24,604
	2012	11,012	1,500	1,848	10,000	24,360
	2011	8,052	—	924	3,500	12,476
Michael Bennett	2013	10,607	1,325	8,400	10,200	30,532
	2012	10,607	1,078	8,400	10,000	30,085
	2011	11,476	—	4,200	3,200	18,876
Mary Fedewa	2013	8,335	—	6,972	10,200	25,507
	2012	8,335	1,500	2,478	10,000	22,313
	2011	6,029	—	838	3,200	10,067
Michael Zieg	2013	7,571	—	1,892	10,200	19,663
	2012	9,092	—	1,848	10,000	20,940
	2011	4,147	—	860	3,200	8,207
Christopher Burbach	2013	3,012	—	3,996	10,200	17,208
	2012	3,012	—	3,399	3,200	9,611

 Severance and Change in Control-Based Compensation

        As more fully described below under the captions "—Employment Agreements" and "—Certain Material Relationships—Long-Term Incentives with STORE Holding Company, LLC," we and STORE Holding Company, LLC have agreed to provide our reporting officers with certain payments or benefits upon certain termination of employment events or in connection with a change in control.

Employment Agreements with Reporting Officers

        Each of our reporting officers entered into an employment agreement with STORE Capital Advisors, LLC, a Delaware limited liability company and wholly owned subsidiary of S|T|O|R|E ("STORE Capital Advisors"), and S|T|O|R|E as the guarantor of the obligations of STORE Capital Advisors thereunder. The effective date of each of the employment agreements is May 17, 2011, except in the case of Mr. Burbach's employment agreement, which is effective as of February 6, 2012. Each employment agreement is effective until May 31, 2014 unless terminated earlier as provided therein, provided that beginning May 31, 2014 and continuing thereafter on each subsequent annual anniversary of the applicable effective date, the term of the employment agreement shall be automatically extended for one additional year unless either party gives the other party at least 90 days prior written notice of non-extension or the employment agreement is otherwise sooner terminated as provided therein.

        Each employment agreement sets forth the base salary of the reporting officer, which is set forth in the Summary Compensation Table above. The base salary is considered annually by our board of directors, or a committee thereof, and may be increased at the discretion of our board of directors or such committee; however, the base salary, including any increases, may not be decreased during the term of the employment agreement.

        In addition to the base salary, each reporting officer is eligible to receive an annual incentive bonus for each fiscal year during the term of the employment agreement, based on the satisfactory achievement of reasonable performance criteria and objectives to be adopted by our board of directors, after consultation with management, each year prior to or as soon as practicable after the beginning of the year, but in no event later than March 1 of the applicable performance year. The reporting officer's targeted bonus opportunity shall be (i) a cash payment in an amount up to 100% of the executive's base salary, and (ii) with respect to Messrs. Bennett, Burbach and Zieg, up to $400,000; with respect to Mmes. Fedewa and Long, up to $425,000; and, with respect to Mr. Volk, up to $900,000, each payable in shares of restricted common stock of S|T|O|R|E. In addition, each reporting officer is eligible to receive equity awards, if any, as determined by our board of directors under S|T|O|R|E's 2012 Long-Term Incentive Plan.

        For a description of the compensation paid to the reporting officers for the last three fiscal years, see the Summary Compensation Table above.

        If we terminate a reporting officer for "cause," the reporting officer will be entitled to receive his or her annual base salary, incentive bonus and other benefits that have been earned and accrued prior to the date of termination and reimbursement of expenses incurred prior to the date of termination. "Cause" means the reporting officer's:

  •
  refusal or neglect, in the reasonable judgment of our board of directors, to perform substantially all of his or her employment-related duties, which refusal or neglect is not cured within 20 days of receipt of written notice by us;

  •
  willful misconduct;

  •
  personal dishonesty, incompetence or breach of fiduciary duty which, in any case, has a material adverse impact on our business or reputation or any of our affiliates, as determined in our board of director's reasonable discretion;

  •
  conviction of or entering a plea of guilty or nolo contendre (or any applicable equivalent thereof) to a crime constituting a felony (or a crime or offense of equivalent magnitude in any jurisdiction);

  •
  willful violation of any federal, state or local law, rule or regulation that has a material adverse impact on our business or reputation or any of our affiliates, as determined in our board of director's reasonable discretion; or

  •
  any breach of the reporting officer's non-competition, non-solicitation or confidentiality covenants.

        If the reporting officer resigns without "good reason," the reporting officer will be entitled to receive his or her annual base salary, incentive bonus and other benefits that have been earned and accrued prior to the date of termination and reimbursement of expenses incurred prior to the date of termination. "Good reason" means termination of employment by the reporting officer on account of any of the following actions or omissions:

  •
  a material reduction of, or other material adverse change in, the reporting officer's duties, titles, responsibilities or reporting requirements, or the assignment to the reporting officer of any duties, responsibilities or reporting requirements that are materially inconsistent with the position;

  •
  a reduction in the reporting officer's base salary or target bonus;

  •
  a requirement that the primary location at which the reporting officer performs his or her duties be changed to a location that is outside of a 35-mile radius of Scottsdale, Arizona or a substantial increase in the amount of travel that the reporting officer is required to do because of a relocation of our headquarters from Scottsdale, Arizona;

  •
  a material breach by us of the reporting officer's employment agreement; or

  •
  a failure by us, in the event of a change of control (as defined in the employment agreement), to obtain from any successor to us an agreement to assume and perform the reporting officer's employment agreement.

        If the reporting officer resigns with "good reason" or we terminate him or her without "cause," the reporting officer will be entitled to the severance benefits described below:

  •
  all base salary, incentive bonus and other benefits that have been earned and accrued prior to the date of termination and reimbursement of expenses incurred prior to the date of termination;

  •
  an amount equal to (1) the reporting officer's base salary, plus (2) an amount equal to the bonus for which the executive was eligible for in the prior fiscal year, whether received or not, plus (3) the bonus for which the reporting officer is eligible in the year in which the termination occurs, prorated for the portion of the year he or she was employed; and

  •
  to the extent the reporting officer is eligible for and elects continued coverage for himself or herself and his or her eligible dependents in accordance with COBRA, for a period of 12 months, we will pay the excess of (1) the amount the reporting officer is required to pay monthly to maintain coverage under COBRA over (2) the amount the reporting officer would have paid monthly if he or she had continued to participate in our medical and health benefits plan.

        Our employment agreements also provide that the reporting officers, or his or her estate, are entitled to certain benefits in the event of his or her disability or death. Specifically, each reporting officer or, in the event of the reporting officer's death, his or her estate, will be entitled to receive:

  •
  all base salary, incentive bonus and other benefits that have been earned and accrued prior to the date of termination and reimbursement of expenses incurred prior to the date of termination;

  •
  an amount equal to the bonus for which the reporting officer is eligible in the year in which his or her death or his or her termination due to disability occurs, prorated for the portion of the year he or she was employed; and

  •
  immediate vesting of any and all outstanding unvested shares of our restricted common stock that he or she has been awarded as part of our bonus program; and

  •
  to the extent the reporting officer is eligible for and elects continued coverage for himself or herself and his or her eligible dependents in accordance with COBRA, for a period of 18 months, we will pay the excess of (1) the amount the reporting officer is required to pay monthly to maintain coverage under COBRA over (2) the amount the reporting officer would have paid monthly if he or she had continued to participate in our medical and health benefits plan.

        If a "change of control" (as defined in the employment agreements) occurs, and within six months and one day prior to or after the change of control the reporting officer's employment with us is terminated for any reason, the reporting officer shall become 100% vested in any unvested restricted stock.

        The employment agreements also contain standard confidentiality provisions, which apply indefinitely and non-competition and non-solicitation provisions which apply during the term of the employment agreement and for one year following the executive officer's termination under certain circumstances.

Outstanding Equity Awards at Fiscal Year-End

        The following table sets forth certain information regarding outstanding equity awards held by each of our reporting officers as of December 31, 2013.

	Stock awards
Name	Number of shares or units of stock that have not vested (#)(1)	Market value of shares or units of stock that have not vested ($)(2)
Christopher Volk	57,509	1,380,216
Catherine Long	27,160	651,840
Michael Bennett	25,558	613,392
Mary Fedewa	25,558	613,392
Michael Zieg	25,558	613,392
Christopher Burbach	14,558	349,392

(1)
Each grant vests ratably in four installments on February 15th of each year following the grant date.

(2)
The market value of shares is based on the per share price at which we most recently issued stock.

 401(k) Plan

        We maintain a 401(k) plan for our eligible employees, including our reporting officers. Our matching contributions to our reporting officers are included in the Summary Compensation Table under the heading "All Other Compensation."

2012 Long-Term Incentive Plan

        On June 28, 2012, our board of directors adopted and our stockholders approved the STORE Capital Corporation 2012 Long-Term Incentive Plan pursuant to which awards may be provided to key employees, officers, directors and others expected to provide significant services to S|T|O|R|E and its affiliates to promote their long term financial success and increase stockholder value. Subject to certain adjustments set forth in the Plan, a maximum of 620,000 shares of our common stock may be issued as a result of grants awarded under the Plan. As of December 31, 2013, we have awarded 223,143 shares of restricted stock pursuant to awards granted under the Plan.

        In connection with the consummation of this offering, we intend to adopt the STORE Capital Corporation 2014 Long-Term Incentive Plan.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        Related party transactions are transactions in which we are a participant where the amount involved exceeds $120,000, and a member of our Board of Directors or nominee, an executive officer or a holder of more than 5% of our voting securities (or an immediate family member of any of the foregoing) has a direct or indirect material interest. We have not implemented a formal written policy relating to the review, approval or ratification of related party transactions, though we plan to adopt a written policy upon the consummation of this offering. However, in practice, all such related party transactions are reported to, and approved by, our full Board of Directors. Our Board of Directors will consider all relevant facts and circumstances when deliberating such transactions, including whether the terms of the transaction are fair to us and whether the transaction is consistent with, and contributes to, our growth strategy.

        The following is a summary of related party transactions since our inception, other than compensation arrangements which are described under the sections of this prospectus entitled "Management—Executive Compensation" and "Management—Director Compensation." The related party transactions listed below were all approved by our Board of Directors.

Long-Term Incentives with STORE Holding Company, LLC

        In connection with the formation and initial equity commitment into S|T|O|R|E, our primary stockholder, STORE Holding Company, LLC, or STORE Holding, granted equity interests to members of our senior leadership team. An additional grant of equity interests was made to members of our senior leadership team in connection with a secondary equity commitment from STORE Holding. These equity interests, or profits interests, were granted in the form of Series B Units and were issued under the Limited Liability Company Agreement of STORE Holding, dated as of May 17, 2011, as amended, or the STORE Holding LLC Agreement.

        In order for the holders of the Series B Units to receive cash distributions with respect to their Series B Units, the equity investors of STORE Holding must receive a specified cash return based upon a receipt of their invested capital and a specified return on their capital. The Series B Units are subject to vesting and forfeiture provisions, with all of the Series B Units generally vesting after the fifth anniversary of the grant, although 25% of the Series B Units remain subject to forfeiture.

        The Series B Units were issued and designed to provide a long-term incentive for the recipients, who are members of our senior leadership team. The Series B Units also serve as a retention device because a portion of each Series B Unit vests over a period of time. The Series B Units have also been issued to align the interests of STORE Holding and the members of our senior leadership team who are the recipients of these Units.

        In the event of a change in control, as defined in the STORE Holding LLC Agreement, each member of our senior leadership team's vested and unvested Series B Units shall be liquidated in accordance with the provisions of the STORE Holding LLC Agreement.

Registration Rights Agreement

        In connection with this offering, we intend to enter into a registration rights agreement that will provide STORE Holding with certain "demand" registration rights and customary "piggyback" registration rights. The registration rights agreement will also provide that we will pay certain expenses relating to such registrations and indemnify the registration rights holders against certain liabilities which may arise under the Securities Act.

Indemnification Agreements

        We intend to enter into indemnification agreements with our directors and reporting officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Maryland law and our charter against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, we have been informed that in the opinion of the SEC, such indemnification is against public policy and is therefore unenforceable.

        There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Statement of Policy Regarding Transactions with Related Persons

        Upon completion of this offering, our board of directors will adopt a written statement of policy regarding transactions with related persons, which we refer to as our "related person policy." Our related person policy requires that a "related person" (as defined as in paragraph (a) of Item 404 of Regulation S-K) must promptly disclose to our General Counsel any "related person transaction" (defined as any transaction that is anticipated would be reportable by us under Item 404(a) of Regulation S-K in which we were or are to be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest) and all material facts with respect thereto. The General Counsel will then promptly communicate that information to our board of directors. No related person transaction will be executed without the approval or ratification of our board of directors or a duly authorized committee of our board of directors. It is our policy that directors interested in a related person transaction will recuse themselves from any vote on a related person transaction in which they have an interest.

Stockholders Agreement

        We intend to enter into a stockholders agreement with STORE Holding prior to the effectiveness of this offering. The stockholders agreement will contain provisions related to the composition of our board of directors and the committees of the board of directors. See "Management—Stockholders Agreement." In addition, the stockholders agreement will provide that we must obtain Requisite Investor Approval (as defined below) before we are permitted to take the any of the following actions:

  •
  any change of control of our company;

  •
  any investment decision involving or related to real estate transactions or any financing transactions by us;

  •
  issuance of any equity securities by us, subject to limited exceptions (which include issuances pursuant to approved compensation plans);

  •
  hiring and termination of our Chief Executive Officer; and

  •
  certain changes to the size of our board of directors.

        For purposes of the stockholders agreement, "Requisite Investor Approval" will mean, in addition to the approval of a majority vote of our board of directors, the approval of a director nominated by STORE Holding, so long as it owns at least 50% of our common stock held by it following this offering.

 PRINCIPAL STOCKHOLDERS

        The following table shows information within our knowledge with respect to the beneficial ownership of our common stock immediately prior to and after the consummation of this offering, for:

  •
  each of our directors;

  •
  each named executive officer;

  •
  each reporting officer;

  •
  each person or group of affiliated persons whom we know to beneficially own more than 5% of our common stock; and

  •
  all of our directors and executive officers as a group.

        Beneficial ownership and percentage ownership are determined in accordance with the SEC's rules. In computing the number of shares a person beneficially owns and the corresponding percentage ownership of that person, shares of common stock underlying options and warrants that are exercisable within 60 days of                        , 2014, are considered to be outstanding. The shares underlying these options and warrants are considered to be outstanding for purposes of calculating the percentage ownership of the person, entity or group that holds those options or warrants but is not considered to be outstanding for purposes of calculating the percentage ownership of any other person, entity or group. To our knowledge, except as indicated in the footnotes to this table and subject to community property laws where applicable, the persons named in the table below have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them. The table is based on           shares of our common stock outstanding as of                    , 2014, and          shares outstanding immediately after this offering. The address for those individuals for which an address is not otherwise indicated is: c/o STORE Capital Corporation, 8501 East Princess Drive, Suite 190, Scottsdale, Arizona 85255.

	Number of Shares Beneficially Owned Before this Offering		Number of Shares Beneficially Owned After this Offering
Name of Beneficial Owner	Number	Percentage	Number	Percentage
Greater than Five Percent Beneficial Owners:
STORE Holding Company, LLC(1)	37,481,598	99.4%
Directors and Executive Officers:
Morton H. Fleischer(2)	14,355	*
Christopher H. Volk(2)	64,569	*
Manish Desai(3)	—	—
Derek Smith(3)	—	—
Rajath Shourie(3)	—	—
Kenneth Liang(3)	—	—
Mahesh Balakrishnan(3)	—	—
Catherine Long(2)	30,495	*
Michael T. Bennett(2)	28,696	*
Christopher K. Burbach	14,558	*
Mary Fedewa(2)	28,696	*
Michael J. Zieg(2)	28,696	*
All executive officers and directors as a group (17 persons)	216,967	*

*
Less than 1% of the outstanding common stock

(1)
Of the 749,642 issued and outstanding units of STORE Holding Company, LLC, 425,000 are held by OCM STR Holdings, L.P.; 156,139 are held by OCM STR Holdings II, L.P.; 106,441 are held by OCM STR Co-Invest 1, L.P.; 54,237 are held by OCM STR Co-Invest 2, L.P.; 5,000 are held by Mr. Fleischer; 2,000 are held by Mr. Volk; 400 are held by Ms. Fedewa; 250 are held by Ms. Long; 150 are held by Mr. Bennett; and 25 are held by Mr. Zieg.

The general partner of each of OCM STR Holdings, L.P. and OCM STR Holdings II, L.P. is OCM FIE, LLC. The managing member of OCM FIE, LLC is Oaktree Capital Management, L.P. The general partner of Oaktree Capital Management, L.P. is Oaktree Holdings, Inc. The sole shareholder of Oaktree Holdings, Inc. is Oaktree Capital Group, LLC. The duly elected manager of Oaktree Capital Group, LLC is Oaktree Capital Group Holdings GP, LLC. The members of Oaktree Capital Group Holdings GP, LLC are Kevin Clayton, John Frank, Stephen Kaplan, Bruce Karsh, Larry Keele, David Kirchheimer, Howard Marks and Sheldon Stone. Each of the managing members, general partners, shareholders, unit holders and members described above disclaims beneficial ownership of any shares of common stock beneficially or of record owned by OCM STR Holdings, L.P. or OCM STR Holdings II, L.P., except to the extent of any pecuniary interest therein. The address for all of the entities and individuals identified above is 333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071.

The general partner of OCM STR Co-Invest 1, L.P. is Oaktree Real Estate Opportunities Fund V GP, L.P. The general partner of OCM STR Co-Invest 2, L.P. is Oaktree Real Estate Opportunities Fund VI GP, L.P. The general partner of each of Oaktree Real Estate Opportunities Fund V GP, L.P. and Oaktree Real Estate Opportunities Fund VI GP, L.P. is Oaktree Fund GP IIA, LLC. The managing member of Oaktree Fund GP IIA, LLC is Oaktree Fund GP II, L.P. The general partner of Oaktree Fund GP II, L.P. is Oaktree Capital II, L.P. The general partner of Oaktree Capital II, L.P. is Oaktree Holdings, Inc. The sole shareholder of Oaktree Holdings, Inc. is Oaktree Capital Group, LLC. The duly elected manager of Oaktree Capital Group, LLC is Oaktree Capital Group Holdings GP, LLC. The members of Oaktree Capital Group Holdings GP, LLC are Kevin Clayton, John Frank, Stephen Kaplan, Bruce Karsh, Larry Keele, David Kirchheimer, Howard Marks and Sheldon Stone. Each of the general partners, managing members, shareholders, unit holders and members described above disclaims beneficial ownership of any shares of common stock beneficially or of record owned by OCM STR Co-Invest 1, L.P. or OCM STR Co-Invest 2, L.P., except to the extent of any pecuniary interest therein. The address for all of the entities and individuals identified above is 333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071.

(2)
In addition to the amount of our common stock listed in the table, Messrs. Fleischer, Volk, Bennett and Zieg and Mmes. Long and Fedewa hold the number of units of STORE Holding Company, LLC noted above.

(3)
The units held by OCM STR Holdings, L.P., OCM STR Holdings II, L.P., OCM STR Co-Invest 1, L.P. and OCM STR Co-Invest 2, L.P. may be deemed to be beneficially owned by each of Messrs. Desai, Smith, Shourie, Liang and Balakrishnan, who are members of our board of directors, by virtue of his being an officer or equivalent of OCM FIE, LLC, Oaktree Capital Management, L.P. and/or Oaktree Fund GP II, L.P. Each of Messrs. Desai, Smith, Shourie, Liang and Balakrishnan disclaims beneficial ownership of these shares, except to the extent of any indirect pecuniary interest therein.

 DESCRIPTION OF STOCK

        The following summary of the terms of our stock does not purport to be complete and is subject to and qualified in its entirety by reference to our charter and bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus is a part, and to the MGCL. See "Where You Can Find More Information."

General

        Our charter authorizes us to issue up to            shares of common stock, $0.01 par value per share, and up to             shares of preferred stock, $0.01 par value per share. Immediately after completion of this offering,            shares of common stock will be issued and outstanding and 125 shares of our Series A Preferred Stock will be issued and outstanding. We intend to redeem all shares of our Series A Preferred Stock shortly after the completion of this offering so that there will be no shares of our preferred stock issued and outstanding. Under Maryland law, a stockholder generally is not liable for a corporation's debts or obligations solely as a result of the stockholder's status as a stockholder.

Common Stock

        All shares of our common stock issued in this offering will be duly authorized, fully paid and nonassessable. Subject to the restrictions on ownership and transfer of our stock discussed below under the caption "—Restrictions on Ownership and Transfer" and the voting rights of holders of outstanding shares of any other class or series of our stock, holders of our common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors, and, except as provided with respect to any other class or series of our stock, the holders of shares of our common stock will possess the exclusive voting power. Directors will be elected by a plurality of the votes cast at the meeting in which directors are being elected. The holders of our common stock do not have cumulative voting rights in the election of directors. This means that the holders of a majority of the outstanding shares of our common stock can elect all of the directors then standing for election, and the holders of the remaining shares will not be able to elect any directors.

        Holders of our common stock are entitled to receive dividends as and when authorized by our board of directors and declared by us out of assets legally available for the payment of dividends. Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of outstanding shares of any other class or series of our stock having liquidation preferences, if any, the holders of our common stock will be entitled to share ratably in our remaining assets legally available for distribution. Holders of our common stock do not have preemptive, subscription, redemption or conversion rights. There are no sinking fund provisions applicable to the common stock. Holders of our common stock generally have no appraisal rights. All shares of our common stock that will be outstanding at the time of the completion of the offering will have equal dividend and liquidation rights. The rights, powers, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock or any other class or series of stock we may authorize and issue in the future.

        Under the MGCL, a Maryland corporation generally cannot amend its charter, consolidate, merge, convert, sell all or substantially all of its assets, engage in a share exchange or dissolve unless the action is advised by its board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter unless a lesser percentage (but not less than a majority of the votes entitled to be cast on the matter) is set forth in the corporation's charter. As permitted by Maryland law, our charter provides that any of these actions may be approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter, although, for so long as the stockholders agreement remains in effect, which is described above under the caption "Certain Relationships and Related Party Transactions—Stockholders Agreement," certain amendments to our charter inconsistent with the rights of our primary stockholder, STORE Holding Company, LLC, or STORE Holding, under the stockholders agreement or our charter or bylaws also require STORE Holding's consent. See "Certain Provisions of Maryland Law and of our Charter and Bylaws." In addition, because many of our operating assets are held by our subsidiaries, these subsidiaries may be able to merge or sell all or substantially all of their assets without the approval of our stockholders.

Power to Increase or Decrease Authorized Shares of Stock, Reclassify Unissued Shares of Stock and Issue Additional Shares of Common and Preferred Stock

        Our charter authorizes our board of directors, with the approval of a majority of the entire board of directors and without stockholder approval, to amend our charter to increase or decrease the aggregate number of shares of stock or the number of shares of any class or series of stock that we are authorized to issue.

        In addition, our charter authorizes our board of directors to classify and reclassify any unissued shares of our stock into other classes or series of stock, including one or more classes or series of stock that have priority over our common stock with respect to dividends or upon liquidation, or have voting rights and other rights that differ from the rights of the common stock, and authorize us to issue the newly classified shares. Before authorizing the issuance of shares of any new class or series, our board of directors must set, subject to the provisions in our charter relating to the restrictions on ownership and transfer of our stock, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series of stock. These actions may be taken without the approval of holders of our common stock unless such approval is required by applicable law, the terms of any other class or series of our stock or the rules of any stock exchange or automated quotation system on which any of our stock is listed or traded. We intend to redeem all 125 outstanding shares of our Series A Preferred Stock shortly after the completion of this offering so that there will be no shares of our preferred stock issued and outstanding. We have no present plans to issue any other shares of preferred stock.

        We believe that the power of our board of directors to approve amendments to our charter to increase or decrease the number of authorized shares of stock, to authorize us to issue additional authorized but unissued shares of common or preferred stock and to classify or reclassify unissued shares of common or preferred stock and thereafter to authorize us to issue such classified or reclassified shares of stock will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise.

Restrictions on Ownership and Transfer

        In order for us to qualify as a REIT for U.S. federal income tax purposes, our stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the outstanding shares of our stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities such as private foundations) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made).

        Our charter contains restrictions on the ownership and transfer of our stock that are intended to, among other purposes, assist us in complying with these requirements and qualifying as a REIT. Subject to the exceptions described below, no person or entity may beneficially own, or be deemed to own by virtue of the applicable constructive ownership provisions of the Code, more than 9.8% (in value or by number of shares, whichever is more restrictive) of our outstanding common stock or 9.8% in value of our outstanding stock. We refer to these restrictions, collectively, as the "ownership limit." We expect that, before the completion of this offering, our board of directors will grant an exemption from the ownership limit to STORE Holding.

        The constructive ownership rules under the Code are complex and may cause stock owned actually or constructively by a group of related individuals and/or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 9.8% of our outstanding common stock or 9.8% of our outstanding stock, or the acquisition of an interest in an entity that owns our stock, could, nevertheless, cause the acquiror or another individual or entity to own our stock in excess of the ownership limit.

        Our board of directors may, upon receipt of certain representations and agreements and in its sole discretion, prospectively or retroactively, waive the ownership limit and may establish a different limit on ownership, or an excepted holder limit, for a particular stockholder if the stockholder's ownership in excess of the ownership limit would not result in our being "closely held" under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise failing to qualify as a REIT. As a condition of granting a waiver of the ownership limit or creating an excepted holder limit, our board of directors may, but is not required to, require an opinion of counsel or the Internal Revenue Service ruling satisfactory to our board of directors as it may deem necessary or advisable to determine or ensure our status as a REIT and may impose such other conditions or restrictions as it deems appropriate.

        In connection with granting a waiver of the ownership limit or creating or modifying an excepted holder limit, or at any other time, our board of directors may increase or decrease the ownership limit unless, after giving effect to any increased or decreased ownership limit, five or fewer persons could beneficially own, in the aggregate, more than 49.9% in value of the shares of our stock then outstanding or we would otherwise fail to qualify as a REIT. A decreased ownership limit will not apply to any person or entity whose percentage of ownership of our stock is in excess of the decreased ownership limit until the person or entity's ownership of our stock equals or falls below the decreased ownership limit, but any further acquisition of our stock will be subject to the decreased ownership limit.

        Our charter also prohibits:

  •
  any person from beneficially or constructively owning shares of our stock that would result in our being "closely held" under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise cause us to fail to qualify as a REIT;

  •
  any person from transferring shares of our stock if the transfer would result in shares of our stock being beneficially owned by fewer than 100 persons; and

  •
  any person from beneficially owning shares of our stock to the extent such ownership would result in our failing to qualify as a "domestically controlled qualified investment entity" within the meaning of Section 897(h) of the Code.

        Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of our stock that will or may violate the ownership limit or any of the other restrictions on ownership and transfer of our stock, and any person who is the intended transferee of shares of our stock that are transferred to a trust for the benefit of one or more charitable beneficiaries described below, must give immediate written notice of such an event or, in the case of a proposed or attempted transfer, give at least 15 days' prior written notice to us and provide us with such other information as we may request in order to determine the effect of the transfer on our status as a REIT. The provisions of our charter relating to the restrictions on ownership and transfer of our stock will not apply if our board of directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT, or that compliance is no longer required in order for us to qualify as a REIT.

        Any attempted transfer of our stock that, if effective, would result in our stock being beneficially owned by fewer than 100 persons will be null and void. Any attempted transfer of our stock that, if effective, would result in a violation of the ownership limit (or other limit established by our charter or our board of directors), our being "closely held" under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or our otherwise failing to qualify as a REIT or as a "domestically controlled qualified investment entity" within the meaning of Section 897(h) of the Code will cause the number of shares causing the violation (rounded up to the nearest whole share) to be transferred automatically to a trust for the exclusive benefit of one or more charitable beneficiaries, and the proposed transferee will not acquire any rights in the shares. The automatic transfer will be effective as of the close of business on the business day before the date of the attempted transfer or other event that resulted in a transfer to the trust. If the transfer to the trust as described above is not automatically effective, for any reason, to prevent a violation of the applicable restrictions on ownership and transfer of our stock, then the attempted transfer that, if effective, would have resulted in a violation of the ownership limit (or other limit established by our charter or our board of directors), our being "closely held" under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or our otherwise failing to qualify as a REIT or as a "domestically controlled qualified investment entity," will be null and void.

        Shares of our stock held in the trust will be issued and outstanding shares. The proposed transferee will not benefit economically from ownership of any shares of our stock held in the trust and will have no rights to dividends and no rights to vote or other rights attributable to the shares of our stock held in the trust. The trustee of the trust will exercise all voting rights and receive all dividends and other distributions with respect to shares held in the trust for the exclusive benefit of the charitable beneficiary of the trust. Any dividend or other distribution paid before we discover that the shares have been transferred to a trust as described above must be repaid by the recipient to the trustee upon demand. Subject to Maryland law, effective as of the date that the shares have been transferred to the trust, the trustee will have the authority to rescind as void any vote cast by a proposed transferee before our discovery that the shares have been transferred to the trust and to recast the vote in the sole discretion of the trustee. However, if we have already taken irreversible corporate action, then the trustee may not rescind or recast the vote.

        Within 20 days of receiving notice from us of a transfer of shares to the trust, the trustee must sell the shares to a person that would be permitted to own the shares without violating the ownership limit or the other restrictions on ownership and transfer of our stock in our charter. After the sale of the shares, the interest of the charitable beneficiary in the shares transferred to the trust will terminate and the trustee must distribute to the proposed transferee an amount equal to the lesser of:

  •
  the price paid by the proposed transferee for the shares (or, if the proposed transferee did not give value in connection with the transfer or other event that resulted in the transfer to the trust (e.g., a gift, devise or other such transaction), the market price of the shares on the day of the event that resulted in the transfer of such shares to the trust); and

  •
  the sales proceeds (net of commissions and other expenses of sale) received by the trust for the shares.

        The trustee must distribute any remaining funds held by the trust with respect to the shares to the charitable beneficiary. If the shares are sold by the proposed transferee before we discover that they have been transferred to the trust, the shares will be deemed to have been sold on behalf of the trust and the proposed transferee must pay to the trustee, upon demand, the amount, if any, that the proposed transferee received in excess of the amount that the proposed transferee would have received had the shares been sold by the trustee.

        Shares of our stock held in the trust will be deemed to be offered for sale to us, or our designee, at a price per share equal to the lesser of:

  •
  the price per share in the transaction that resulted in the transfer to the trust (or, in the case of a devise or gift, the market price at the time of such devise or gift); and

  •
  the market price on the date we accept, or our designee accepts, such offer.

        We may accept the offer until the trustee has otherwise sold the shares of our stock held in the trust. Upon a sale to us, the interest of the charitable beneficiary in the shares sold will terminate and the trustee must distribute the net proceeds of the sale to the proposed transferee and distribute any dividends or other distributions held by the trustee with respect to the shares to the charitable beneficiary.

        Every owner of 5% or more (or such lower percentage as required by the Code or the regulations promulgated thereunder) of our stock, within 30 days after the end of each taxable year, must give us written notice stating the person's name and address, the number of shares of each class and series of our stock that the person beneficially owns and a description of the manner in which the shares are held. Each such owner also must provide us with any additional information that we request in order to determine the effect, if any, of the person's beneficial ownership on our status as a REIT and to ensure compliance with the ownership limit. In addition, any person or entity that is a beneficial owner or constructive owner of shares of our stock and any person or entity (including the stockholder of record) who is holding shares of our stock for a beneficial owner or constructive owner must, on request, disclose to us in writing such information as we may request in order to determine our status as a REIT or to comply, or determine our compliance, with the requirements of any governmental or taxing authority.

        If our board of directors authorizes any of our shares to be represented by certificates, the certificates will bear a legend referring to the restrictions described above.

        These restrictions on ownership and transfer of our stock could delay, defer or prevent a transaction or a change of control of us that might involve a premium price for our common stock or otherwise be in the best interests of our stockholders.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock will be                    .

CERTAIN PROVISIONS OF MARYLAND LAW
AND OF OUR CHARTER AND BYLAWS

        The following summary of certain provisions of Maryland law and of our charter and bylaws does not purport to be complete and is subject to and qualified in its entirety by reference to our charter and bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus is a part, and to the MGCL. See "Where You Can Find More Information."

Election and Removal of Directors

        Our charter and bylaws provide that the number of our directors may be established only by our board of directors but may not be fewer than the minimum number required under the MGCL, which is one, nor, unless our bylaws are amended, more than 15. For so long as the stockholders agreement remains in effect, our bylaws require that, in order for an individual to qualify to be nominated or to serve as a director of our company, the individual must have been nominated in accordance with the stockholders agreement, including the requirement that we must nominate a certain number of directors designated by STORE Holding from time to time described under "Certain Relationships and Related Party Transactions—Stockholders Agreement," and STORE Holding must consent to any amendment to our bylaws to eliminate these director qualifications. There will be no cumulative voting in the election of directors, and a director will be elected by a plurality of all the votes cast in the election of directors.

        We have elected by a provision of our charter to be subject to provisions of Maryland law requiring that, except as otherwise provided in the terms of any class or series of our stock, vacancies on our board of directors may be filled only by the remaining directors, even if the remaining directors do not constitute a quorum, and that any individual elected to fill a vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred and until his or her successor is duly elected and qualifies.

        Our charter provides that a director may be removed only for cause and by the affirmative vote of stockholders entitled to cast a majority of the votes entitled to be cast generally in the election of directors, except that, for so long as the stockholders agreement remains in effect, the removal of a STORE Holding director requires the consent of STORE Holding and STORE Holding must consent to any amendment to our charter to amend or modify this consent requirement.

Amendment to Charter and Bylaws

        Except as described herein and as provided in the MGCL, amendments to our charter must be advised by our board of directors and approved by the affirmative vote of our stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter and our board of directors has the exclusive power to amend our bylaws. Certain amendments to the provisions of our charter and bylaws requiring STORE Holding's consent to certain actions (including amendments to such provisions of our charter or bylaws), or otherwise modifying STORE Holding's rights under the stockholders agreement or our charter or bylaws (such as the requirement that, to be qualified to be nominated and to serve as a director, an individual must be nominated in accordance with the stockholders agreement) require the consent of STORE Holding.

Business Combinations

        Under the MGCL, certain "business combinations" between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, and, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

  •
  any person who beneficially owns 10% or more of the voting power of the corporation's outstanding voting stock; or

  •
  an affiliate or associate of the corporation who, at any time within the two-year period before the date in question, was the beneficial owner of 10% or more of the voting power of the corporation's then outstanding voting stock.

        A person is not an interested stockholder under the MGCL if the corporation's board of directors approves in advance the transaction by which the person otherwise would have become an interested stockholder. In approving the transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

        After the five-year prohibition, any business combination between the Maryland corporation and the interested stockholder generally must be recommended by the corporation's board of directors and approved by the affirmative vote of at least:

  •
  80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

  •
  two-thirds of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

        These super-majority vote requirements do not apply if the corporation's common stockholders receive a minimum price, as defined under the MGCL, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

        The MGCL permits various exemptions from its provisions, including business combinations that are exempted by the board of directors before the time that the interested stockholder becomes an interested stockholder. As permitted by the MGCL, our board of directors has adopted a resolution exempting any business combination between us and any other person from the provisions of this statute, provided that the business combination is first approved by our board of directors (including a majority of our directors who are not affiliates or associates of such persons), and is between us and STORE Holding or its affiliates. Consequently, the five-year prohibition and the supermajority vote requirements will not apply to a business combination between us and STORE Holding or its affiliates or to a business combination between us and any other person if the board of directors has first approved the combination. As a result, any person described in the preceding sentence may be able to enter into business combinations with us that may not be in the best interests of our stockholders, without compliance with the supermajority vote requirements and other provisions of the statute. We cannot assure you that our board of directors will not amend or repeal this resolution in the future.

Control Share Acquisitions

        The MGCL provides that a holder of control shares of a Maryland corporation acquired in a control share acquisition has no voting rights with respect to the control shares except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquiror, by officers or by employees who are directors of the corporation are excluded from shares entitled to vote on the matter. Control shares are voting shares of stock that, if aggregated with all other shares of stock owned by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power:

  •
  one-tenth or more but less than one-third;

  •
  one-third or more but less than a majority; or

  •
  a majority or more of all voting power.

        Control shares do not include shares the acquiror is then entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition means the acquisition of control shares, subject to certain exceptions.

        A person who has made or proposes to make a control share acquisition may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

        If voting rights are not approved at the meeting or if the acquiror does not deliver an acquiring person statement as required by the statute, then the corporation may, subject to certain limitations and conditions, redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or of any meeting of stockholders at which the voting rights of the shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to exercise or direct the exercise of a majority of the voting power, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.

        The control share acquisition statute does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (b) to acquisitions approved or exempted by the charter or bylaws of the corporation.

        Our bylaws contain a provision exempting from the control share acquisition statute any acquisition by any person of shares of our stock. There can be no assurance that such provision will not be amended or eliminated at any time in the future by our board of directors.

Subtitle 8

        Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to be subject to any or all of five provisions, including:

  •
  a classified board;

  •
  a two-thirds vote requirement for removing a director;

  •
  a requirement that the number of directors be fixed only by vote of the board of directors;

  •
  a requirement that a vacancy on the board of directors be filled only by a vote of the remaining directors in office and for the remainder of the full term of the class of directors in which the vacancy occurred and until a successor is elected and qualifies; and

  •
  a majority requirement for the calling of a stockholder-requested special meeting of stockholders.

        Our charter will provide that, effective at such time as we are able to make a Subtitle 8 election, vacancies on our board of directors may be filled only by the remaining directors and that a director elected by the board of directors to fill a vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred. Through provisions in our charter and bylaws unrelated to Subtitle 8, we (1) vest in our board of directors the exclusive power to fix the number of directors and (2) require, unless called by our chairman, our chief executive officer, our president or our board of directors, the request of stockholders entitled to cast not less than a majority of all the votes entitled to be cast at the meeting to call a special meeting of stockholders. We do not currently have a classified board and, subject to the right of STORE Holding to consent to the removal of any STORE Holding director, a director may be removed only for cause and by the affirmative vote of a majority of the votes entitled to be cast generally in the election of directors.

Special Meetings of Stockholders

        Pursuant to our bylaws, our chairman, our chief executive officer, our president or our board of directors may call a special meeting of our stockholders. Subject to the provisions of our bylaws, a special meeting of our stockholders to act on any matter that may properly be considered by our stockholders will also be called by our secretary upon the written request of stockholders entitled to cast a majority of all the votes entitled to be cast at the meeting on such matter, accompanied by the information required by our bylaws. Our secretary will inform the requesting stockholders of the reasonably estimated cost of preparing and delivering the notice of meeting (including our proxy materials), and the requesting stockholder must pay such estimated cost before our secretary may prepare and deliver the notice of the special meeting.

Corporate Opportunities

        Upon completion of this offering, our charter will address the treatment of certain potential transactions or matters which may be a corporate opportunity for STORE Holding and us.

Advance Notice of Director Nomination and New Business

        Our bylaws provide that nominations of individuals for election as directors and proposals of business to be considered by stockholders at any annual meeting may be made only (1) pursuant to our notice of the meeting, (2) by or at the direction of our board of directors or (3) by any stockholder who was a stockholder of record at the time of giving the notice required by our bylaws and at the time of the meeting, who is entitled to vote at the meeting in the election of the individuals so nominated or on such other proposed business and who has complied with the advance notice procedures of our bylaws. Stockholders generally must provide notice to our secretary not earlier than the 150th day or later than the close of business on the 120th day before the first anniversary of the date of our proxy statement for the preceding year's annual meeting.

        Only the business specified in the notice of the meeting may be brought before a special meeting of our stockholders. Nominations of individuals for election as directors at a special meeting of stockholders may be made only (1) by or at the direction of our board of directors or (2) if the special meeting has been called in accordance with our bylaws for the purpose of electing directors, by a stockholder who is a stockholder of record both at the time of giving the notice required by our bylaws and at the time of the special meeting, who is entitled to vote at the meeting in the election of each individual so nominated and who has complied with the advance notice procedures of our bylaws. Stockholders generally must provide notice to our secretary not earlier than the 120th day before such special meeting and or later than the later of the close of business on the 90th day before the special meeting or the tenth day after the first public announcement of the date of the special meeting and the nominees of our board of directors to be elected at the meeting.

        A stockholder's notice must contain certain information specified by our bylaws about the stockholder, its affiliates and any proposed business or nominee for election as a director, including information about the economic interest of the stockholder, its affiliates and any proposed nominee in us.

Effect of Certain Provisions of Maryland Law and our Charter and Bylaws

        The restrictions on ownership and transfer of our stock discussed under the caption "Description of Stock—Restrictions on Ownership and Transfer" prevent any person from acquiring more than 9.8% (in value or by number of shares, whichever is more restrictive) of our outstanding common stock or 9.8% in value of our outstanding stock without the approval of our board of directors. These provisions, as well as STORE Holding's right to designate certain individuals whom we must nominate for election as directors, may delay, defer or prevent a change in control of us.

        Further, our board of directors has the power to increase or decrease the aggregate number of authorized shares of stock or the number of shares of any class or series of stock that we are authorized to issue, to classify and reclassify any unissued shares of our stock into other classes or series of stock, and to authorize us to issue the newly-classified shares, as discussed under the captions "Description of Stock—Common Stock" and "—Power to Increase or Decrease Authorized Shares of Stock, Reclassify Unissued Shares of Stock and Issue Additional Shares of Common and Preferred Stock," and could authorize the issuance of shares of common stock or another class or series of stock, including a class or series of preferred stock, that could have the effect of delaying, deferring or preventing a change in control of us. These actions may be taken without the approval of holders of our common stock unless such approval is required by applicable law, the terms of any other class or series of our stock or the rules of any stock exchange or automated quotation system on which any of our stock is listed or traded. We believe that the power of our board of directors to increase or decrease the number of authorized shares of stock and to classify or reclassify unissued shares of our common stock or preferred stock and thereafter to cause us to issue such shares of stock will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs which might arise.

        Our charter and bylaws also provide that the number of directors may be established only by our board of directors, which prevents our stockholders from increasing the number of our directors and filling any vacancies created by such increase with their own nominees. The provisions of our bylaws discussed above under the captions "—Special Meetings of Stockholders" and "—Advance Notice of Director Nomination and New Business" require stockholders seeking to call a special meeting, nominate an individual for election as a director or propose other business at an annual or special meeting to comply with certain notice and information requirements. We believe that these provisions will help to assure the continuity and stability of our business strategies and policies as determined by our board of directors and promote good corporate governance by providing us with clear procedures for calling special meetings, information about a stockholder proponent's interest in us and adequate time to consider stockholder nominees and other business proposals. However, these provisions, alone or in combination, could make it more difficult for our stockholders to remove incumbent directors or fill vacancies on our board of directors with their own nominees and could delay, defer or prevent a change in control, including a proxy contest or tender offer that might involve a premium price for our common stockholders or otherwise be in the best interest of our stockholders.

Exclusive Forum

        Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that court does not have jurisdiction, the United States District Court for the District of Maryland, Baltimore Division, will be the sole and exclusive forum for (a) any derivative action or proceeding brought on our behalf, (b) any action asserting a claim of breach of any duty owed by any of our directors, officers or other employees to us or to our stockholders, (c) any action asserting a claim against us or any of our directors, officers or other employees arising pursuant to any provision of the MGCL or our charter or bylaws or (d) any action asserting a claim against us or any of our directors, officers or other employees that is governed by the internal affairs doctrine.

Limitation of Liability and Indemnification of Directors and Officers

        Maryland law permits us to include a provision in our charter limiting the liability of our directors and officers to us and our stockholders for money damages, except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty that is established by a final judgment and which is material to the cause of action. Our charter contains a provision that eliminates our directors' and officers' liability to the maximum extent permitted by Maryland law.

        The MGCL requires us (unless our charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made a party by reason of his or her service in that capacity. The MGCL permits us to indemnify our present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or certain other capacities unless it is established that:

  •
  the act or omission of the director or officer was material to the matter giving rise to the proceeding and (a) was committed in bad faith or (b) was the result of active and deliberate dishonesty;

  •
  the director or officer actually received an improper personal benefit in money, property or services; or

  •
  in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

        Under the MGCL, we may not indemnify a director or officer in a suit by us or in our right in which the director or officer was adjudged liable to us or in a suit in which the director or officer was adjudged liable on the basis that personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by us or in our right, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

        In addition, the MGCL permits us to advance reasonable expenses to a director or officer upon our receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed if it is ultimately determined that the standard of conduct was not met.

        Our charter authorizes us to obligate ourselves, and our bylaws obligate us, to the maximum extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:

  •
  any present or former director or officer who is made or threatened to be made a party to, or witness in, a proceeding by reason of his or her service in that capacity; or

  •
  any individual who, while a director or officer of our company and at our request, serves or has served as a director, officer, partner, trustee, member or manager of another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or any other enterprise and who is made or threatened to be made a party to, or witness in, the proceeding by reason of his or her service in that capacity.

        Our charter and bylaws also permit us to indemnify and advance expenses to any individual who served any of our predecessors in any of the capacities described above and any employee or agent of us or any of our predecessors.

Indemnification Agreements

        We expect to enter into an indemnification agreement with each of our directors and executive officers that provide for indemnification to the maximum extent permitted by Maryland law as described in "Certain Relationships and Related Party Transactions—Indemnification Agreements." Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

        The following is a summary of certain material U.S. federal income tax considerations relating to our qualification and taxation as a REIT and to the acquisition, ownership and disposition of our common stock. For purposes of this section, references to "S|T|O|R|E," "we," "our" and "us" mean only STORE Capital Corporation and not its subsidiaries or other lower-tier entities, except as otherwise indicated. The sections of the Code and the corresponding Treasury Regulations that relate to qualification and taxation as a REIT are highly technical and complex. This summary is based upon, and qualified in its entirety by, the Code, the Treasury Regulations, rulings and other administrative pronouncements issued by the Internal Revenue Service, or IRS, and judicial decisions, all as currently in effect, and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. We have not sought and will not seek an advance ruling from the IRS regarding any matter discussed in this prospectus. The summary is also based upon the assumption that we will operate S|T|O|R|E and its subsidiaries and affiliated entities in accordance with their applicable organizational documents. This summary is for general information only and is not tax advice. It does not purport to discuss all aspects of U.S. federal income taxation that may be important to a particular investor in light of its investment or tax circumstances or to investors subject to special tax rules, such as:

  •
  financial institutions;

  •
  insurance companies;

  •
  broker-dealers;

  •
  regulated investment companies;

  •
  partnerships or other entities treated as partnerships for U.S. federal income tax purposes and trusts;

  •
  persons who, as nominees, hold our stock on behalf of other persons;

  •
  persons who receive S|T|O|R|E stock through the exercise of employee stock options or otherwise as compensation;

  •
  persons holding S|T|O|R|E stock as part of a "straddle," "hedge," "conversion transaction," "synthetic security" or other integrated investment;

and, except to the extent discussed below:

  •
  tax-exempt organizations; and

  •
  foreign investors.

        This summary assumes that investors will hold their common stock as a capital asset, which generally means as property held for investment.

        The U.S. federal income tax treatment of holders of our common stock depends in some instances on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. In addition, the tax consequences to any particular stockholder of holding our common stock will depend on the stockholder's particular tax circumstances. You are urged to consult your tax advisor regarding the federal, state, local, and foreign income and other tax consequences to you in light of your particular investment or tax circumstances of acquiring, holding, exchanging, or otherwise disposing of our common stock.

Taxation of S|T|O|R|E

        We have elected to be taxed as a REIT under Sections 856 through 860 of the Code commencing with our initial taxable year ended December 31, 2011. We believe that we have been organized and operated in a manner that has allowed us to qualify for taxation as a REIT under the Code, and we intend to continue to be organized and to operate in this manner.

        In connection with the filing of the registration statement of which this prospectus is a part, we expect to receive an opinion of Kutak Rock LLP to the effect that commencing with S|T|O|R|E's taxable year ended on December 31, 2011, we have been organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and that our actual and proposed method of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT. It must be emphasized that the opinion of Kutak Rock LLP will be based on various assumptions relating to our organization and operation and will be conditioned upon fact-based representations and covenants made by our management regarding our organization, assets, and income, and the future conduct of our business operations. While we intend to operate so that we will qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances, no assurance can be given by Kutak Rock LLP or by us that we will qualify as a REIT for any particular year. The opinion will be expressed as of the date issued. Kutak Rock LLP will have no obligation to advise us or our stockholders of any subsequent change in the matters stated, represented or assumed, or of any subsequent change in the applicable law. You should be aware that opinions of counsel are not binding on the IRS, and no assurance can be given that the IRS will not challenge the conclusions set forth in such opinions.

        Qualification and taxation as a REIT depend on our ability to meet, on a continuing basis through actual operating results, various qualification tests imposed under the Code regarding the composition of our assets and income, distribution levels, and diversity of stock ownership. No assurance can be given that the actual results of our operations for any taxable year will satisfy such requirements for qualification and taxation as a REIT.

  Taxation of REITs in General

        As indicated above, our qualification and taxation as a REIT depends upon our ability to meet, on a continuing basis, various qualification requirements imposed upon REITs by the Code. The material qualification requirements are summarized below under "—Requirements for Qualification—General." While we intend to operate so that we qualify as a REIT, no assurance can be given that the IRS will not challenge our qualification, or that we will be able to operate in accordance with the REIT requirements in the future. See "—Failure to Qualify."

        Provided that we qualify as a REIT, generally we will be entitled to a deduction for dividends that we pay and will not be subject to U.S. federal corporate income tax on our taxable income that is currently distributed to our stockholders. This treatment substantially eliminates the "double taxation" at the corporate and stockholder levels that generally results from investment in a corporation. In general, the income that we generate is taxed only at the stockholder level upon a distribution of dividends to our stockholders.

        Most domestic stockholders that are individuals, trusts or estates are taxed on corporate dividends at a maximum rate of 20% (the long-term capital gains rate). With limited exceptions, however, dividends from us or from other entities that are taxed as REITs are generally not eligible for this rate and will continue to be taxed at rates applicable to ordinary income. See "Taxation of Stockholders—Taxation of Taxable Domestic Stockholders—Distributions."

        Net operating losses, foreign tax credits and other tax attributes of REITs generally do not pass through to our stockholders. See "Taxation of Stockholders."

        If we qualify as a REIT, we will nonetheless be subject to U.S. federal tax in the following circumstances:

  •
  We will be taxed at regular corporate rates on any undistributed "real estate investment trust taxable income," including undistributed net capital gains.

  •
  We may be subject to the "alternative minimum tax" on our items of tax preference, including any deductions of net operating losses.

  •
  If we have net income from prohibited transactions, which are, in general, sales or other dispositions of inventory or property held primarily for sale to customers in the ordinary course of business, other than foreclosure property, such income will be subject to a 100% tax. See "—Prohibited Transactions," and "—Foreclosure Property," below.

  •
  If we elect to treat property that we acquire in connection with a foreclosure of a mortgage loan or certain leasehold terminations as "foreclosure property," we may thereby avoid the 100% tax on gain from a resale of that property (if the sale would otherwise constitute a prohibited transaction), but the income from the sale or operation of the property may be subject to corporate income tax at the highest applicable rate (currently 35%).

  •
  We may elect to retain and pay income tax on our net capital gain. In that case, a stockholder would include its proportionate share of our undistributed net capital gain (to the extent we make a timely designation of such gain to the stockholder) in its income, would be deemed to have paid the tax that we paid on such gain, and would be allowed a credit or refund for its proportionate share of the tax deemed to have been paid.

  •
  If we should fail to satisfy the 75% gross income test or the 95% gross income test, as discussed below, but nonetheless maintain our qualification as a REIT because we satisfy other requirements, we will be subject to a 100% tax on an amount based on the magnitude of the failure, as adjusted to reflect the profit margin associated with our gross income.

  •
  If we should fail to satisfy the asset tests (other than certain de minimis failures) or other requirements applicable to REITs, as described below, and yet maintain our qualification as a REIT because there is reasonable cause for the failure and other applicable requirements are met, we may be subject to an excise tax. In that case, the amount of the excise tax will be at least $50,000 per failure, and, in the case of certain asset test failures, will be determined as the amount of net income generated by the assets in question multiplied by the highest corporate tax rate (currently 35%) if that amount exceeds $50,000 per failure.

  •
  If we should fail to distribute during each calendar year at least the sum of (a) 85% of our REIT ordinary income for such year, (b) 95% of our REIT capital gain net income for such year, and (c) any undistributed taxable income from prior periods, we would be subject to a nondeductible 4% excise tax on the excess of the required distribution over the sum of (i) the amounts that we actually distributed and (ii) the amounts we retained and upon which we paid income tax at the corporate level.

  •
  We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet record keeping requirements intended to monitor our compliance with rules relating to the composition of a REIT's stockholders, as described below in "—Requirements for Qualification—General."

  •
  A 100% tax may be imposed on transactions between us and a "taxable REIT subsidiary," or a TRS, (as described below) that do not reflect arms-length terms.

  •
  If we acquire appreciated assets from a corporation that is not a REIT (i.e., a corporation taxable under subchapter C of the Code) in a transaction in which the adjusted tax basis of the assets in our hands is determined by reference to the adjusted tax basis of the assets in the hands of the subchapter C corporation, we may be subject to tax on such appreciation at the highest corporate income tax rate then applicable if we subsequently recognize gain on a disposition of any such assets during the ten-year period following their acquisition from the subchapter C corporation. The results described in this paragraph with respect to the recognition of gain assume that the C corporation will refrain from making an election to recognize gain with respect to the disposition of the assets under the applicable Treasury Regulations on its tax return for the year in which we acquire the asset from the C corporation. The IRS recently issued final Treasury Regulations that exclude from the application of this built-in gains tax any gain from the sale of property we acquired in an exchange under Section 1031 (a like kind exchange) or 1033 (an involuntary conversion) of the Code.

  •
  Our subsidiaries that are C corporations, including our TRS, may be required to pay federal corporate income tax on their earnings.

        In addition, we and our subsidiaries may be subject to a variety of taxes, including payroll taxes and state, local, and foreign income, franchise, property and other taxes on our assets and operations. We could also be subject to tax in situations and on transactions not presently contemplated.

  Requirements for Qualification—General

        The Code defines a REIT as a corporation, trust or association:

          (1)   that is managed by one or more trustees or directors;

          (2)   the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

          (3)   that would be taxable as a domestic corporation but for Sections 856-860 of the Code;

          (4)   that is neither a financial institution nor an insurance company subject to specific provisions of the Code;

          (5)   the beneficial ownership of which is held by 100 or more persons;

          (6)   in which, during the last half of each taxable year, not more than 50% in value of the outstanding stock is owned, actually or constructively, by five or fewer "individuals" (as defined in the Code to include specified tax-exempt entities); and

          (7)   which meets other tests described below, including with respect to the nature of its income and assets.

        The Code provides that conditions (1) through (4) must be met during the entire taxable year, and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a shorter taxable year. Conditions (5) and (6) need not be met during a corporation's initial tax year as a REIT. Our charter provides restrictions regarding the ownership and transfers of our shares, which are intended to assist us in satisfying the share ownership requirements described in conditions (5) and (6) above.

        To monitor compliance with the share ownership requirements, we generally are required to maintain records regarding the actual ownership of our shares. To do so, we must demand written statements each year from the record holders of significant percentages of our stock pursuant to which the record holders must disclose the actual owners of the shares (i.e., the persons required to include our dividends in their gross income). We must maintain a list of those persons failing or refusing to comply with this demand as part of our records. We could be subject to monetary penalties if we fail to comply with these record-keeping requirements. If you fail or refuse to comply with the demands, you will be required by Treasury regulations to submit a statement with your tax return disclosing your actual ownership of our shares and other information.

        In addition, a corporation generally may not elect to become a REIT unless its taxable year is the calendar year. We have adopted December 31 as our year-end, and thereby will satisfy this requirement.

        The Code provides relief from violations of certain of the REIT requirements, in cases where a violation is due to reasonable cause and not to willful neglect, and other requirements are met, including, in certain cases, the payment of a penalty tax that is based upon the magnitude of the violation. See "—Income Tests" and "—Asset Tests" below. If we fail to satisfy any of the various REIT requirements, there can be no assurance that these relief provisions would be available to enable us to maintain our qualification as a REIT, and, if such relief provisions are available, the amount of any resultant penalty tax could be substantial.

  Ownership of Subsidiary Entities

        Partnership Subsidiaries.    If we are a partner in an entity that is treated as a partnership for U.S. federal income tax purposes, Treasury regulations provide that we are deemed to own our proportionate share of the partnership's assets, and to earn our proportionate share of the partnership's income, for purposes of the gross income and asset tests applicable to REITs. In addition, the assets and gross income of the partnership are deemed to retain the same character in our hands. Thus, our proportionate share of the assets and items of income of any of our subsidiary partnerships will be treated as our assets and items of income for purposes of applying the REIT requirements.

        Disregarded Subsidiaries.    If we own a corporate subsidiary that is a "qualified REIT subsidiary," that subsidiary is generally disregarded for U.S. federal income tax purposes, and all of the subsidiary's assets, liabilities and items of income, deduction and credit are treated as our assets, liabilities and items of income, deduction and credit, including for purposes of the gross income and asset tests applicable to REITs. A qualified REIT subsidiary is any corporation, other than a TRS, that is directly or indirectly wholly-owned by a REIT. A qualified REIT subsidiary is not required to pay federal income tax, and our ownership of the stock of a qualified REIT subsidiary does not violate the restrictions on ownership of securities, as described below under "—Asset Tests." Other entities that are wholly-owned by us, including single member limited liability companies that have not elected to be taxed as corporations for federal income tax purposes, are also generally disregarded as separate entities for federal income tax purposes, including for purposes of the REIT gross income and asset tests. Disregarded subsidiaries, along with any partnerships in which S|T|O|R|E may hold an equity interest, are sometimes referred to herein as "pass-through subsidiaries."

        We currently hold substantially all of our real estate assets through a series of pass-through entities, primarily through limited liability companies that we believe will be treated as disregarded entities for federal income tax purposes. In the future, we may hold investments through entities treated as partnerships for federal income tax purposes.

        In the event that a disregarded subsidiary of ours ceases to be wholly-owned—for example, if any equity interest in the subsidiary is acquired by a person other than us or another disregarded subsidiary of ours—the subsidiary's separate existence would no longer be disregarded for U.S. federal income tax purposes. Instead, the subsidiary would have multiple owners and would be treated as either a partnership or a taxable corporation. Such an event could, depending on the circumstances, adversely affect our ability to satisfy the various asset and gross income requirements applicable to REITs, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the securities of another corporation. See "—Asset Tests" and "—Income Tests."

        Taxable Subsidiaries.    In general, we may jointly elect with a subsidiary corporation, whether or not wholly-owned, to treat the subsidiary corporation as a TRS. We generally may not own more than 10% of the securities of a taxable corporation, as measured by voting power or value, unless we and such corporation elect to treat such corporation as a TRS. The separate existence of a TRS or other taxable corporation is not ignored for U.S. federal income tax purposes. Accordingly, a TRS or other taxable corporation generally would be subject to corporate income tax on its earnings, which may reduce the cash flow that we and our subsidiaries generate in the aggregate, and may reduce our ability to make distributions to our stockholders.

        We are not treated as holding the assets of a TRS or other taxable subsidiary corporation or as receiving any income that the subsidiary earns. Rather, the stock issued by a taxable subsidiary to us is an asset in our hands, and we treat the dividends paid to us from such taxable subsidiary, if any, as income. This treatment can affect our gross income and asset test calculations, as described below. Because we do not include the assets and income of TRSs or other taxable subsidiary corporations in determining our compliance with the REIT requirements, we may use such entities to undertake indirectly activities that the REIT rules might otherwise preclude us from doing directly or through pass-through subsidiaries. For example, except for certain activities relating to lodging and health care facilities, we may use TRSs or other taxable subsidiary corporations to conduct activities that give rise to certain categories of income such as management fees or to conduct activities that, if conducted by us directly, would be treated as prohibited transactions.

        We currently own an interest in one TRS and may acquire securities in additional TRSs in the future. On September 16, 2011, we formed STORE Investment Corporation, a Delaware Corporation that is wholly-owned by us. We have elected to treat STORE Investment Corporation as a TRS for U.S. federal income tax purposes.

  Income Tests

        In order to qualify as a REIT, we must satisfy two gross income requirements on an annual basis. First, at least 75% of our gross income for each taxable year, excluding gross income from sales of inventory or dealer property in "prohibited transactions," certain hedging transactions and certain foreign currency gains, generally must be derived from investments relating to real property or mortgages on real property, including interest income derived from mortgage loans secured by real property (including certain types of mortgage backed securities), "rents from real property," dividends received from other REITs, and gains from the sale of real estate assets, as well as specified income from temporary investments.

        Second, at least 95% of our gross income in each taxable year, excluding gross income from prohibited transactions, certain hedging transactions and certain foreign currency gains, must be derived from some combination of such income from investments in real property (i.e., income that qualifies under the 75% income test described above), as well as other dividends, interest, and gain from the sale or disposition of stock or securities, which need not have any relation to real property.

        For these purposes, the term "interest" generally does not include any amount received or accrued, directly or indirectly, if the determination of all or some of the amount depends in any way on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "interest" solely by reason of being based on a fixed percentage or percentages of receipts or sales.

        Rents we receive from a tenant will qualify as "rents from real property" for the purpose of satisfying the gross income requirements for a REIT described above only if all of the following conditions are met:

  •
  The amount of rent must not be based in any way on the net income or profits of any person. However, an amount we receive or accrue generally will not be excluded from the term "rents from real property" solely because it is based on a fixed percentage or percentages of receipts or sales;

  •
  We, or an actual or constructive owner of 10% or more of our stock, must not actually or constructively own 10% or more of the interests in the assets or net profits of the tenant, or, if the tenant is a corporation, 10% or more of the voting power or value of all classes of stock of the tenant. Rents received from a tenant that is a TRS, however, will not be excluded from the definition of "rents from real property" as a result of this condition if at least 90% of the space at the property to which the rents relate is leased to third parties, and the rents paid by the TRS are substantially comparable to rents paid by our other tenants for comparable space. Whether rents paid by a TRS are substantially comparable to rents paid by our other tenants is determined at the time the lease with the TRS is entered into, extended, and modified, if such modification increases the rents due under such lease. Notwithstanding the foregoing, if a lease with a "controlled taxable REIT subsidiary" is modified and such modification results in an increase in the rents payable by such TRS, any such increase will not qualify as "rents from real property." For purposes of this rule, a "controlled taxable REIT subsidiary" is a TRS in which we own stock possessing more than 50% of the voting power or more than 50% of the total value of the outstanding stock of such TRS;

  •
  Rent attributable to personal property, leased in connection with a lease of real property, is not greater than 15% of the total rent received under the lease. If this condition is not met, then the portion of the rent attributable to personal property will not qualify as "rents from real property"; and

  •
  We generally must not operate or manage the property or furnish or render services to our tenants, subject to a 1% de minimis exception and except as provided below. We may, however, perform services that are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant" of the property. An example of these services at our properties includes the provision of general maintenance of common areas. In addition, we may employ an independent contractor from whom we derive no income to provide customary services, or a TRS, which may be wholly or partially owned by us, to provide both customary and non-customary services to our tenants without causing the rent we receive from those tenants to fail to qualify as "rents from real property." Any amounts we receive from a TRS with respect to the TRS's provision of non-customary services will, however, be nonqualifying income under the 75% gross income test and, except to the extent received through the payment of dividends, the 95% REIT gross income test.

        We generally do not intend to take actions we believe will cause us to fail to satisfy the rental conditions described above.

        From time to time, we may enter into hedging transactions with respect to one or more of our liabilities. The term "hedging transaction" generally means any transaction we enter into in the normal course of our business primarily to manage risk of interest rate changes or fluctuations with respect to borrowings made or to be made. The hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase these items, and futures and forward contracts. Income from a hedging transaction, including gain from the sale or disposition of such a transaction, that is clearly identified as such as specified in the Code will not constitute gross income for purposes of the 75% or

95% gross income test, and therefore will be exempt from this test. To the extent that we do not properly identify such transactions as hedges, the income from those transactions is not likely to be treated as qualifying income for purposes of the gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our status as a REIT.

        We may directly or indirectly receive distributions from TRSs or other corporations that are not REITs or qualified REIT subsidiaries. These distributions generally are treated as dividend income to the extent of the earnings and profits of the distributing corporation. Such distributions will generally constitute qualifying income for purposes of the 95% gross income test, but not for purposes of the 75% gross income test. Any dividends that we receive from a REIT, however, will be qualifying income for purposes of both the 95% and 75% gross income tests.

        Interest income constitutes qualifying mortgage interest for purposes of the 75% gross income test to the extent that the obligation upon which such interest is paid is secured by a mortgage on real property. If we receive interest income with respect to a mortgage loan that is secured by both real property and other property, and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value of the real property on the date that we acquired or originated the mortgage loan, the interest income will be apportioned between the real property and the other collateral, and our income from the arrangement will qualify for purposes of the 75% gross income test only to the extent that the interest is allocable to the real property. Even if a loan is not secured by real property, or is undersecured, the income that it generates may nonetheless qualify for purposes of the 95% gross income test.

        If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may still qualify as a REIT for such year if we are entitled to relief under applicable provisions of the Code. These relief provisions will be generally available if (1) our failure to meet these tests was due to reasonable cause and not due to willful neglect and (2) following our identification of the failure to meet the 75% or 95% gross income test for any taxable year, we file a schedule with the IRS setting forth each item of our gross income for purposes of the 75% or 95% gross income test for such taxable year in accordance with Treasury regulations yet to be issued. It is not possible to state whether we would be entitled to the benefit of these relief provisions in all circumstances as such relief is subject to IRS discretion. If these relief provisions are inapplicable to a particular set of circumstances, we will not qualify as a REIT. As discussed above under "—Taxation of REITs in General," even where these relief provisions apply, the Code imposes a tax based upon the amount by which we fail to satisfy the particular income test.

  Asset Tests

        At the close of each calendar quarter, we must also satisfy four tests relating to the nature of our assets. First, at least 75% of the value of our total assets must be represented by some combination of "real estate assets," cash, cash items, U.S. government securities, and, under some circumstances, stock or debt instruments purchased with new capital. For this purpose, real estate assets include interests in real property, such as land, buildings, leasehold interests in real property, stock of other corporations that qualify as REITs, and some kinds of mortgage-backed securities and mortgage loans. Assets that do not qualify for purposes of the 75% gross income test are subject to the additional asset tests described below.

        Second, not more than 25% of the value of our total assets may be represented by securities (including securities of one or more taxable REIT subsidiaries) other than those securities includable in the 75% asset test.

        Third, the value of any one issuer's securities that we own may not exceed 5% of the value of our total assets and we may not own more than 10% of any one issuer's outstanding securities, as measured by either voting power or value. The 5% and 10% asset tests do not apply to securities of TRSs and qualified REIT subsidiaries and the 10% asset test does not apply to "straight debt" having specified characteristics and to certain other securities described below. Solely for purposes of the 10% asset test, the determination of our interest in the assets of a partnership or limited liability company in which we own an interest will be based on our proportionate interest in any securities issued by the partnership or limited liability company, excluding for this purpose certain securities described in the Code.

        Fourth, the aggregate value of all securities of TRSs that we hold may not exceed 25% of the value of our total assets.

        Notwithstanding the general rule, as noted above, for purposes of the REIT income and asset tests we are treated as owning our proportionate share of the underlying assets of a subsidiary partnership. If we hold indebtedness issued by a partnership, the indebtedness will be subject to, and may cause a violation of, the asset tests unless the indebtedness is a qualifying mortgage asset or other conditions are met. Similarly, although stock of another REIT is a qualifying asset for purposes of the REIT asset tests, any non-mortgage debt that is issued by another REIT may not so qualify (such debt, however, will not be treated as "securities" for purposes of the 10% asset test, as explained below).

        Certain securities will not cause a violation of the 10% asset test described above. Such securities include instruments that constitute "straight debt," which includes, among other things, securities having certain contingency features. A security does not qualify as "straight debt" where a REIT (or a controlled TRS of the REIT) owns other securities of the same issuer which do not qualify as straight debt, unless the value of those other securities constitute, in the aggregate, 1% or less of the total value of that issuer's outstanding securities. In addition to straight debt, the Code provides that certain other securities will not violate the 10% asset test. Such securities include (1) any loan made to an individual or an estate, (2) certain rental agreements pursuant to which one or more payments are to be made in subsequent years (other than agreements between a REIT and certain persons related to the REIT under attribution rules), (3) any obligation to pay rents from real property, (4) securities issued by governmental entities that are not dependent in whole or in part on the profits of (or payments made by) a non-governmental entity, (5) any security (including debt securities) issued by another REIT, and (6) any debt instrument issued by a partnership if the partnership's income is of a nature that it would satisfy the 75% gross income test described above under "—Income Tests." In applying the 10% asset test, a debt security issued by a partnership is not taken into account to the extent, if any, of the REIT's proportionate interest in the equity and certain debt securities issued by that partnership.

        No independent appraisals have been obtained to support our conclusions as to the value of particular securities other than real estate assets. Moreover, values of some assets, including instruments issued in securitization transactions, may not be susceptible to a precise determination, and values are subject to change in the future. Furthermore, the proper classification of an instrument as debt or equity for federal income tax purposes may be uncertain in some circumstances, which could affect the application of the REIT asset requirements. Accordingly, there can be no assurance that the IRS will not contend that our interests in our subsidiaries or in the securities of other issuers will not cause a violation of the REIT asset tests.

        However, certain relief provisions are available to allow REITs to satisfy the asset requirements or to maintain REIT qualification notwithstanding certain violations of the asset and other requirements. One such provision allows a REIT which fails one or more of the asset requirements to nevertheless maintain its REIT qualification if (1) the REIT provides the IRS with a description of each asset causing the failure, (2) the failure is due to reasonable cause and not willful neglect, (3) the REIT pays a tax equal to the greater of (a) $50,000 per failure, and (b) the product of the net income generated by the assets that caused the failure multiplied by the highest applicable corporate tax rate (currently 35%), and (4) the REIT either disposes of the assets causing the failure within six months after the last day of the quarter in which it identifies the failure, or otherwise satisfies the relevant asset tests within that time frame.

        In the case of de minimis violations of the 10% and 5% asset tests, a REIT may maintain its qualification despite a violation of such requirements if (1) the value of the assets causing the violation does not exceed the lesser of 1% of the REIT's total assets at the end of the quarter for which the measurement is calculated, and $10,000,000, and (2) the REIT either disposes of the assets causing the failure within six months after the last day of the quarter in which it identifies the failure, or the relevant tests are otherwise satisfied within that time frame.

        The asset tests described above must be satisfied at the close of each quarter of our taxable year in which we (directly or through our partnerships, limited liability companies or qualified REIT subsidiaries) acquire securities in the applicable issuer, increase our ownership of securities of such issuer (including as a result of increasing our interest in a partnership or limited liability company which owns such securities), or acquire other assets. If we should fail to satisfy the asset tests at the end of a calendar quarter, such a failure would not cause us to lose our REIT qualification if we (1) satisfied the asset tests at the close of the preceding calendar quarter and (2) the discrepancy between the value of our assets and the asset requirements was not wholly or partly caused by an acquisition of non-qualifying assets, but instead arose from changes in the market value of our assets. If the condition described in (2) were not satisfied, we still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose or by making use of relief provisions described below.

  Annual Distribution Requirements

        In order to qualify as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders in an amount at least equal to:

          (a)   the sum of

      (1)
      90% of our REIT taxable income, computed without regard to our net capital gains and the deduction for dividends paid, and

      (2)
      90% of our net income, if any, (after tax) from foreclosure property (as described below), minus

          (b)   the sum of specified items of non-cash income over 5% of our "REIT taxable income."

          For these purposes, our "REIT taxable income" is computed without regard to the dividends paid deduction and our net capital gain. In addition, for purposes of this test, non-cash income means income attributable to leveled stepped rents, original issue discount on purchase money debt, cancellation of indebtedness, or any like-kind exchanges that are later determined to be taxable.

          In addition, our "REIT taxable income" will be reduced by any taxes we are required to pay on any gain we recognize from the disposition of any asset we acquired from a corporation which is or has been a C corporation in a transaction in which our basis in the asset is less than the fair market value of the asset, in each case determined at the time we acquired the asset, within the ten-year period following our acquisition of such asset.

        We generally must make these distributions in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for the year and if paid with or before the first regular dividend payment after such declaration. In order for distributions to be counted as satisfying the annual distribution requirements for REITs, and to provide us with a REIT-level tax deduction, the distributions must not be "preferential dividends." A dividend is not a preferential dividend if the distribution is (1) pro rata among all outstanding shares of stock within a particular class, and (2) in accordance with the preferences among different classes of stock as set forth in our organizational documents.

        To the extent that we distribute at least 90%, but less than 100%, of our REIT taxable income, as adjusted, we will be subject to tax at regular corporate tax rates on the retained portion. We may elect to retain, rather than distribute, our net long-term capital gains and pay tax on such gains. In this case, we could elect for our stockholders to include their proportionate shares of such undistributed long-term capital gains in income, and to receive a corresponding credit for their share of the tax that we paid. Our stockholders would then increase their adjusted basis of their stock by the difference between (a) the amounts of capital gain dividends that we designated and that they include in their taxable income, and (b) the tax that we paid on their behalf with respect to that income.

        To the extent that we have available net operating losses carried forward from prior tax years, such losses may reduce the amount of distributions that we must make in order to comply with the REIT distribution requirements. Such losses, however, will generally not affect the character, in the hands of our stockholders, of any distributions that are actually made as ordinary dividends or capital gains. See "—Taxation of Stockholders—Taxation of Taxable Domestic Stockholders—Distributions."

        If we should fail to distribute during each calendar year at least the sum of (a) 85% of our REIT ordinary income for such year, (b) 95% of our REIT capital gain net income for such year, and (c) any undistributed taxable income from prior periods, we would be subject to a non-deductible 4% excise tax on the excess of such required distribution over the sum of (x) the amounts actually distributed, and (y) the amounts of income we retained and on which we paid corporate income tax.

        It is possible that, from time to time, we may not have sufficient cash to meet the distribution requirements due to timing differences between our actual receipt of cash, including receipt of distributions from our subsidiaries and our inclusion of items in income for U.S. federal income tax purposes. Alternatively, we may declare a taxable dividend payable in cash or stock at the election of each stockholder, where the aggregate amount of cash to be distributed in such dividend may be subject to limitation. In such case, for federal income tax purposes, the amount of the dividend paid in stock will be equal to the amount of cash that could have been received instead of stock.

        In the event that such timing differences occur, in order to meet the distribution requirements, it might be necessary for us to arrange for short-term, or possibly long-term, borrowings or to pay dividends in the form of taxable in-kind distributions of property.

        We may be able to rectify a failure to meet the distribution requirements for a year by paying "deficiency dividends" to stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. In this case, we may be able to avoid losing REIT qualification or being taxed on amounts distributed as deficiency dividends. We will be required to pay interest and a penalty based on the amount of any deduction taken for deficiency dividends.

  Prohibited Transactions

        Net income that we derive from a prohibited transaction, is subject to a 100% tax. The term "prohibited transaction" generally includes a sale or other disposition of property (other than foreclosure property, as discussed below) that is held primarily for sale to customers in the ordinary course of a trade or business by us or by a borrower that has issued a shared appreciation mortgage or similar debt instrument to us. We intend to conduct our operations so that no asset that we own (or are treated as owning) will be treated as, or as having been, held for sale to customers, and that a sale of any such asset will not be treated as having been in the ordinary course of our business. Whether property is held "primarily for sale to customers in the ordinary course of a trade or business" depends on the particular facts and circumstances. No assurance can be given that any property that we sell will not be treated as property held for sale to customers, or that we can comply with certain safe-harbor provisions of the Code that would prevent such treatment. The 100% tax does not apply to gains from the sale of property that is held through a TRS or other taxable corporation, although such income will be subject to tax in the hands of the corporation at regular corporate rates.

  Foreclosure Property

        Foreclosure property is real property and any personal property incident to such real property (1) that we acquire as the result of having bid in the property at foreclosure, or having otherwise reduced the property to ownership or possession by agreement or process of law, after a default (or upon imminent default) on a lease of the property or a mortgage loan held by us and secured by the property, (2) for which we acquired the related loan or lease at a time when default was not imminent or anticipated, and (3) with respect to which we made a proper election to treat the property as foreclosure property.

        We generally will be subject to tax at the maximum corporate rate (currently 35%) on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that constitutes qualifying income for purposes of the 75% gross income test. Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% tax on gains from prohibited transactions described above, even if the property would otherwise constitute inventory or dealer property. To the extent that we receive any income from foreclosure property that does not qualify for purposes of the 75% gross income test, we intend to make an election to treat the related property as foreclosure property.

  Derivatives and Hedging Transactions

        As discussed in "—Income Tests" above, we and our subsidiaries may enter into hedging transactions with respect to interest rate exposure on one or more of our assets or liabilities. Except to the extent provided by Treasury regulations, any income from a hedging transaction we enter into (1) in the normal course of our business primarily to manage risk of interest rate or price changes or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets, which is clearly identified as specified in Treasury regulations before the close of the day on which it was acquired, originated, or entered into, including gain from the sale or disposition of such a transaction, and (2) primarily to manage risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% income tests which is clearly identified as such before the close of the day on which it was acquired, originated, or entered into, will not constitute gross income for purposes of the 75% or 95% gross income test. To the extent that we enter into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of both of the 75% and 95% gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our qualification as a REIT. We may conduct some or all of our hedging activities (including hedging activities relating to currency risk) through a TRS or other corporate entity, the income from which may be subject to federal income tax, rather than by participating in the arrangements directly or through pass-through subsidiaries. No assurance can be given, however, that our hedging activities will not give rise to income that does not qualify for purposes of either or both of the REIT income tests, or that our hedging activities will not adversely affect our ability to satisfy the REIT qualification requirements.

  Failure to Qualify

        If we fail to satisfy one or more requirements for REIT qualification other than the income or asset tests, we could avoid disqualification if our failure is due to reasonable cause and not to willful neglect and we pay a penalty of $50,000 for each such failure. Relief provisions are available for failures of the income tests and asset tests, as described above in "—Income Tests" and "—Asset Tests."

        If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions described above do not apply, we would be subject to tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. We cannot deduct distributions to stockholders in any year in which we are not a REIT, nor would we be required to make distributions in such a year. In this situation, to the extent of current and accumulated earnings and profits, distributions to domestic stockholders that are individuals, trusts and estates will generally be taxable. In addition, subject to the limitations of the Code, corporate distributees may be eligible for the dividends-received deduction. Unless we are entitled to relief under specific statutory provisions, we would also be disqualified from re-electing to be taxed as a REIT for the four taxable years following the year during which we lost qualification. It is not possible to state whether, in all circumstances, we would be entitled to this statutory relief.

Taxation of Stockholders

  Taxation of Taxable Domestic Stockholders

        As used herein, a "domestic stockholder" means a beneficial owner of our capital stock that, for U.S. federal income tax purposes, is or is treated as:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

  •
  a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

        Distributions.    So long as we qualify as a REIT, the distributions that we make to our taxable domestic stockholders out of current or accumulated earnings and profits that we do not designate as capital gain dividends will generally be taken into account by stockholders as ordinary income and will not be eligible for the dividends-received deduction for corporations. With limited exceptions, our dividends are not eligible for taxation at the preferential income tax rates (i.e., 20% maximum federal rate) for qualified dividends received by domestic stockholders that are individuals, trusts and estates from taxable C corporations. Such stockholders, however, are taxed at the preferential rates on dividends designated by and received from REITs to the extent that the dividends are attributable to:

  •
  income retained by the REIT in the prior taxable year on which the REIT was subject to corporate level income tax (less the amount of tax);

  •
  dividends received by the REIT from TRSs or other taxable C corporations; or

  •
  income in the prior taxable year from the sales of "built-in gain" property acquired by the REIT from C corporations in carryover basis transactions (less the amount of corporate tax on such income).

        Distributions that we designate as capital gain dividends will generally be taxed to our domestic stockholders as long-term capital gains, to the extent that such distributions do not exceed our actual net capital gain for the taxable year, without regard to the period for which the stockholder that receives such distribution has held its stock. We may elect to retain and pay taxes on some or all of our net long-term capital gains, in which case provisions of the Code will treat a stockholder as having received, solely for tax purposes, its pro rata share of our undistributed capital gains, and the stockholders will receive a corresponding credit for taxes that we paid on such undistributed capital gains. See "Taxation of S|T|O|R|E—Annual Distribution Requirements." Corporate stockholders may be required to treat up to 20% of some capital gain dividends as ordinary income. Long-term capital gains are generally taxable at maximum federal rates of 20% in the case of stockholders that are individuals, trusts and estates, and 35% in the case of stockholders that are corporations. Capital gains attributable to the sale of depreciable real property held for more than 12 months are subject to a 25% maximum federal income tax rate for taxpayers who are taxed as individuals, to the extent of previously claimed depreciation deductions.

        Distributions in excess of our current and accumulated earnings and profits will generally represent a return of capital and will not be taxable to a stockholder to the extent that the amount of such distributions do not exceed the adjusted basis of the stockholder's shares in respect of which the distributions were made. Rather, the distribution will reduce the adjusted basis of the stockholder's shares. To the extent that such distributions exceed the adjusted basis of a stockholder's shares, the stockholder generally must include such distributions in income as long-term capital gain, or short-term capital gain if the shares have been held for one year or less. In addition, any dividend that we declare in October, November or December of any year and that is payable to a stockholder of record on a specified date in any such month will be treated as both paid by us and received by the stockholder on December 31 of such year, provided that we actually pay the dividend before the end of January of the following calendar year.

        To the extent that we have available net operating losses and capital losses carried forward from prior tax years, such losses may reduce the amount of distributions that we must make in order to comply with the REIT distribution requirements. See "Taxation of S|T|O|R|E—Annual Distribution Requirements." Such losses, however, are not passed through to stockholders and do not offset income of stockholders from other sources, nor would such losses affect the character of any distributions that we make, which are generally subject to tax in the hands of stockholders to the extent that we have current or accumulated earnings and profits.

        Dispositions of S|T|O|R|E Stock.    If a domestic stockholder sells or disposes of shares of our capital stock, it generally will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property received on the sale or other disposition and its adjusted basis in the shares of capital stock for tax purposes. This gain or loss will generally be long-term capital gain or loss if the stockholder has held the capital stock for more than one year at the time of such sale or disposition. In general, capital gains recognized by individuals, trusts and estates upon the sale or disposition of our stock will be subject to a maximum federal income tax rate of 20% if the stock is held for more than one year, and will be taxed at ordinary income rates (of up to 39.6%) if the stock is held for one year or less. Gains recognized by stockholders that are corporations are subject to federal income tax at a maximum rate of 35%, whether or not such gains are classified as long-term capital gains. Capital losses recognized by a stockholder upon the disposition of our stock that was held for more than one year at the time of disposition will be considered long-term capital losses, and are generally available only to offset capital gain income of the stockholder but not ordinary income (except in the case of individuals, who may offset up to $3,000 of ordinary income each year). In addition, any loss upon a sale or exchange of shares of our stock by a stockholder who has held the shares for six months or less, after applying holding period rules, will be treated as a long-term capital loss to the extent of distributions that we make that are required to be treated by the stockholder as long-term capital gain.

        If an investor recognizes a loss upon a subsequent disposition of our stock or other securities in an amount that exceeds a prescribed threshold, it is possible that the provisions of Treasury regulations involving "reportable transactions" could apply, with a resulting requirement to separately disclose the loss-generating transaction to the IRS. These regulations, though directed towards "tax shelters," are broadly written and apply to transactions that would not typically be considered tax shelters. The Code imposes significant penalties for failure to comply with these requirements. You should consult your tax advisor concerning any possible disclosure obligation with respect to the receipt or disposition of our stock or securities or transactions that we might undertake directly or indirectly.

        Moreover, you should be aware that we and other participants in the transactions in which we are involved (including their advisors) might be subject to disclosure or other requirements pursuant to these regulations.

        Additional Medicare Tax on Unearned Income.    With respect to taxable years beginning after December 31, 2012, certain "high income" taxable domestic stockholders, including individuals, estates and trusts, will be subject to an additional 3.8% Medicare tax on unearned income. For individuals, the additional Medicare tax applies to the lesser of (i) "net investment income" or (ii) the excess of "modified adjusted gross income" over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). "Net investment income" generally equals the taxpayer's gross investment income reduced by the deductions that are allocable to such income. Investment income generally includes passive income such as interest, dividends, annuities, royalties, rents, and capital gains. Investors are urged to consult their own tax advisors regarding the implications of the additional Medicare tax resulting from an investment in our stock.

        Passive Activity Losses and Investment Interest Limitations.    Distributions that we make and gain arising from the sale or exchange by a domestic stockholder of our stock will not be treated as passive activity income. As a result, stockholders will not be able to apply any "passive losses" against income or gain relating to our stock. To the extent that distributions we make do not constitute a return of capital, they will be treated as investment income for purposes of computing the investment interest limitation.

  Taxation of Foreign Stockholders

        The following is a summary of certain U.S. federal income and estate tax consequences of the ownership and disposition of our stock applicable to non-U.S. holders. A "non-U.S. holder" is a beneficial owner of our capital stock that is neither a "domestic stockholder," as defined above, nor an entity treated as a partnership for U.S. federal income tax purposes. Special rules may apply to certain non-U.S. holders, including controlled foreign corporations, passive foreign investment companies, certain U.S. expatriates, and non-U.S. persons eligible for benefits under an applicable income tax treaty with the United States. Such non-U.S. holders should consult their tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

        Ordinary Dividends.    The portion of dividends received by a non-U.S. holder that is (1) payable out of our earnings and profits, (2) not attributable to gain from our sale or exchange of a U.S. real property interest, or a USRPI, nor designated by us as a capital gain dividend and (3) not effectively connected with a U.S. trade or business of the non-U.S. holder, will be subject to U.S. withholding tax at the rate of 30%, unless reduced or eliminated by treaty.

        In general, non-U.S. holders will not be considered to be engaged in a U.S. trade or business solely as a result of their ownership of our stock. In cases where the dividend income from a non-U.S. holder's investment in our stock is, or is treated as, effectively connected with the non-U.S. holder's conduct of a U.S. trade or business, the non-U.S. holder generally will be subject to federal income tax at graduated rates, in the same manner as domestic stockholders are taxed with respect to such dividends. Such income generally must be reported on a U.S. income tax return filed by or on behalf of the non-U.S. holder. The income may also be subject to the 30% branch profits tax (or such lower rate as provided by an applicable tax treaty) in the case of a non-U.S. holder that is a corporation.

        Non-Dividend Distributions.    Unless our stock constitutes a USRPI, distributions that we make which are not dividends out of our earnings and profits will not be subject to U.S. income tax to the extent that such distributions do not exceed the non-U.S. holder's adjusted basis in our capital stock. If we cannot determine at the time a distribution is made whether or not the distribution will exceed current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to dividends, unless the non-U.S. holder provides the certification described below under "Information Reporting Requirements and Withholding—Generally." A non-U.S. holder may seek a refund from the IRS of any amounts withheld if it subsequently is determined that the distribution was, in fact, in excess of our current and accumulated earnings and profits. If our stock constitutes a USRPI, as described below, distributions that we make in excess of the sum of (a) the stockholder's proportionate share of our earnings and profits, and (b) the stockholder's basis in its stock, will be taxed under the Foreign Investment in Real Property Tax Act of 1980, or FIRPTA, at the rate of tax, including any applicable capital gains rates, that would apply to a domestic stockholder of the same type (e.g., an individual or a corporation, as the case may be), and the collection of the tax will be enforced by a refundable withholding at a rate of 10% of the amount by which the distribution exceeds the stockholder's share of our earnings and profits.

        Capital Gain Dividends and Distributions Attributable to a Sale or Exchange of U.S. Real Property Interests.    Under FIRPTA, a distribution that we make to a non-U.S. holder, to the extent attributable to gains from dispositions of USRPIs that we held directly or through pass-through subsidiaries, or USRPI capital gains, will, except as described below, be considered effectively connected with a U.S. trade or business of the non-U.S. holder and will be subject to U.S. income tax at the rates applicable to U.S. individuals or corporations, without regard to whether we designate the distribution as a capital gain dividend. See above under "—Taxation of Foreign Stockholders—Ordinary Dividends," for a discussion of the consequences of income that is effectively connected with a U.S. trade or business. In addition, we will be required to withhold tax equal to 35% of the maximum amount that could have been designated as USRPI capital gains dividends. Distributions subject to FIRPTA may also be subject to a 30% branch profits tax in the hands of a non-U.S. holder that is a corporation. A distribution is not a USRPI capital gain if we held an interest in the underlying asset solely as a creditor. Capital gain dividends received by a non-U.S. holder that are attributable to dispositions of our assets other than USRPIs are not subject to U.S. federal income or withholding tax, unless (1) the gain is effectively connected with the non-U.S. holder's U.S. trade or business, in which case the non-U.S. holder would be subject to the same treatment as a U.S. stockholder with respect to such gain, or (2) the non-U.S. holder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year, in which case the non-U.S. holder will incur a 30% tax on his or her capital gains.

        A capital gain dividend that would otherwise have been treated as a USRPI capital gain will not be so treated or be subject to FIRPTA, and generally will not be treated as income that is effectively connected with a U.S. trade or business, and instead will be treated in the same manner as an ordinary dividend (see "—Taxation of Foreign Stockholders—Ordinary Dividends"), if (1) the capital gain dividend is received with respect to a class of stock that is regularly traded on an established securities market located in the United States, and (2) the recipient non-U.S. holder does not own more than 5% of that class of stock at any time during the year ending on the date on which the capital gain dividend is received. We anticipate that our common stock will be "regularly traded" on an established securities market.

        Dispositions of S|T|O|R|E Stock.    Unless our stock constitutes a USRPI, a sale of our stock by a non-U.S. holder generally will not be subject to U.S. federal income taxation. Our stock will not be treated as a USRPI if less than 50% of our assets throughout a prescribed testing period consist of interests in real property located within the United States, excluding, for this purpose, interests in real property solely in a capacity as a creditor.

        Even if the foregoing 50% test is not met, our stock nonetheless will not constitute a USRPI if we are a "domestically-controlled qualified investment entity." A domestically-controlled qualified investment entity includes a REIT if less than 50% of its value is held directly or indirectly by non-U.S.

holders at all times during a specified testing period. We believe that we are, and we will be, a domestically-controlled qualified investment entity, and that a sale of our stock should not be subject to taxation under FIRPTA. However, no assurance can be given that we are or will remain a domestically-controlled qualified investment entity.

        In the event that we are not a domestically-controlled qualified investment entity, but our stock is "regularly traded," as defined by applicable Treasury regulations, on an established securities market, a non-U.S. holder's sale of our common stock nonetheless would not be subject to tax under FIRPTA as a sale of a USRPI, provided that the selling non-U.S. holder held 5% or less of our outstanding common stock at any time during the one-year period ending on the date of the sale. We expect that our common stock will be regularly traded on an established securities market.

        If gain on the sale of our stock were subject to taxation under FIRPTA, the non-U.S. holder would be required to file a U.S. federal income tax return and would be subject to the same treatment as a U.S. stockholder with respect to such gain, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of non-resident alien individuals, and the purchaser of the stock could be required to withhold 10% of the purchase price and remit such amount to the IRS.

        Gain from the sale of our stock that would not otherwise be subject to FIRPTA will nonetheless be taxable in the United States to a non-U.S. holder in two cases: (1) if the non-U.S. holder's investment in our stock is effectively connected with a U.S. trade or business conducted by such non-U.S. holder, the non-U.S. holder will be subject to the same treatment as a U.S. stockholder with respect to such gain, or (2) if the non-U.S. holder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States, the nonresident alien individual will be subject to a 30% tax on the individual's capital gain. In addition, even if we are a domestically controlled qualified investment entity, upon disposition of our stock (subject to the 5% exception applicable to "regularly traded" stock described above), a non-U.S. holder may be treated as having gain from the sale or exchange of a USRPI if the non-U.S. holder (1) disposes of our common stock within a 30-day period preceding the ex-dividend date of a distribution, any portion of which, but for the disposition, would have been treated as gain from the sale or exchange of a USRPI and (2) acquires, or enters into a contract or option to acquire, other shares of our common stock within 30 days after such ex-dividend date.

        Estate Tax.    If our stock is owned or treated as owned by an individual who is not a citizen or resident (as specially defined for U.S. federal estate tax purposes) of the United States at the time of such individual's death, the stock will be includable in the individual's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and may therefore be subject to U.S. federal estate tax.

        The U.S. federal taxation of non-U.S. holders is a highly complex matter that may be affected by many other considerations. Accordingly, non-U.S. holders should consult their tax advisors regarding the income and withholding tax considerations with respect to owning S|T|O|R|E stock.

  Taxation of Tax-Exempt Stockholders

        Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from federal income taxation. However, they may be subject to taxation on their unrelated business taxable income, or UBTI. While some investments in real estate may generate UBTI, the IRS has ruled that dividend distributions from a REIT to a tax-exempt entity do not constitute UBTI. Based on that ruling, and provided that (1) a tax-exempt stockholder has not held our stock as "debt financed property" within the meaning of the Code (i.e., where the acquisition or holding of the property is financed through a borrowing by the tax-exempt stockholder), and (2) our stock is not otherwise used in an unrelated trade or business, distributions that we make and income from the sale of our stock generally should not give rise to UBTI to a tax-exempt stockholder.

        Tax-exempt stockholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from federal income taxation under sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code are subject to different UBTI rules, which generally require such stockholders to characterize distributions that we make as UBTI.

        In certain circumstances, a pension trust that owns more than 10% of our stock could be required to treat a percentage of the dividends as UBTI if we are a "pension-held REIT." We will not be a pension-held REIT unless (1) we are required to "look through" one or more of our pension trust stockholders in order to satisfy the REIT "closely-held" test, and (2) either (i) one pension trust owns more than 25% of the value of our stock, or (ii) one or more pension trusts, each individually holding more than 10% of the value of our stock, collectively owns more than 50% of the value of our stock. Certain restrictions on ownership and transfer of our stock generally should prevent a tax-exempt entity from owning more than 10% of the value of our stock and generally should prevent us from becoming a pension-held REIT.

        Tax-exempt stockholders are urged to consult their tax advisors regarding the federal, state, local and foreign income and other tax consequences of owning S|T|O|R|E stock.

 State, Local and Foreign Taxes

        We and our subsidiaries and stockholders may be subject to state, local or foreign taxation in various jurisdictions including those in which we or they transact business, own property or reside. We may own properties located in numerous jurisdictions, and may be required to file tax returns in some or all of those jurisdictions. Our state, local or foreign tax treatment and that of our stockholders may not conform to the federal income tax treatment discussed above. We may pay foreign property taxes, and dispositions of foreign property or operations involving, or investments in, foreign property may give rise to foreign income or other tax liability in amounts that could be substantial. Any foreign taxes that we incur do not pass through to stockholders as a credit against their U.S. federal income tax liability. Prospective investors should consult their tax advisors regarding the application and effect of state, local and foreign income and other tax laws on an investment in our stock.

Information Reporting Requirements and Withholding

  Generally

        We will report to our stockholders and to the IRS the amount of distributions we pay during each calendar year, and the amount of tax we withhold, if any. Under the backup withholding rules, a domestic stockholder may be subject to backup withholding at a rate of 28% with respect to distributions unless the holder: (i) is a corporation or qualifies for certain other exempt categories and, when required, demonstrates this fact; or (ii) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules. A domestic stockholder who does not provide us with its correct taxpayer identification number also may be subject to penalties imposed by the IRS.

        Backup withholding will generally not apply to payments of dividends made by us or our paying agents, in their capacities as such, to a non-U.S. stockholder provided that the non-U.S. stockholder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as providing a valid IRS Form W-8BEN or W-8ECI (or other Form W-8, if applicable), or if certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient. Payments of the net proceeds from a disposition or a redemption effected outside the U.S. by a non-U.S. stockholder made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) generally will apply to such a payment if the broker has certain connections with the U.S. unless the broker has documentary evidence in its records that the beneficial owner is a non-U.S. stockholder and specified conditions are met or an exemption is otherwise established. Payment of the net proceeds from a disposition by a non-U.S. stockholder of stock made by or through the U.S. office of a broker is generally subject to information reporting and backup withholding unless the non-U.S. stockholder certifies under penalties of perjury that it is not a U.S. person and satisfies certain other requirements, or otherwise establishes an exemption from information reporting and backup withholding.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the stockholder's federal income tax liability if certain required information is furnished to the IRS. Stockholders are urged to consult their own tax advisors regarding application of backup withholding to them and the availability of, and procedure for obtaining an exemption from, backup withholding.

  FATCA Withholding

        U.S. stockholders that hold our stock through foreign accounts or intermediaries will be subject to U.S. withholding tax at a rate of 30% on dividends paid on or after July 1, 2014 and proceeds of sale of our stock paid on or after January 1, 2017 if certain disclosure and diligence requirements related to U.S. accounts are not satisfied, and the applicable a foreign financial institution or non-financial foreign entity (each as defined in the Code) is not otherwise exempt from these requirements. In addition, we may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status to us.

 SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of our common stock in the public market, or the perception that these sales could occur, could adversely affect the price of our common stock.

        Based on the number of shares outstanding as of                        , 2014, approximately          shares of our common stock will be outstanding after the completion of this offering (or approximately            shares, if the underwriters fully exercise their option to purchase additional shares). Of those shares,             shares of common stock we are selling in this offering (or            shares, if the underwriters fully exercise their option to purchase additional shares of common stock) will be freely transferable without restriction, unless purchased by any of our affiliates. The remaining            shares of our common stock outstanding immediately following the completion of this offering, as well as any other shares held by our affiliates, may not be resold except pursuant to an effective registration statement or an applicable exemption from registration, including an exemption under Rule 144.

Lock-Up Agreements

        Our parent holding company, members of our senior leadership team and certain others have executed lock-up agreements that restrict them from engaging in certain transactions relating to our common stock. For a description of these lock-up agreements, see "Underwriting—Lock-Up Restrictions."

Rule 144

        Rule 144 provides an exemption from the registration and prospectus-delivery requirements of the Securities Act of 1933, as amended, or the Securities Act. This exemption is available to affiliates of ours that sell our restricted or non-restricted securities and also to non-affiliates that sell our restricted securities. Restricted securities include securities acquired from the issuer of those securities, or from an affiliate of the issuer, in a transaction or chain of transactions not involving any public offering. The shares we are selling in this offering are not restricted securities. However, all the shares we have issued before this offering are restricted securities, and they will continue to be restricted securities until they are resold pursuant to Rule 144 or pursuant to an effective registration statement.

        A person who is, or at any time during the 90 days preceding the sale was, an affiliate of ours generally may sell, within any three-month period, a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of our common stock outstanding, which will equal            shares immediately after this offering; and

  •
  the average weekly trading volume of our common stock on      during the four calendar weeks preceding the date a required notice regarding the sale is filed with the SEC.

        In addition, sales by these persons must also satisfy requirements with respect to the manner of sale, public notice, the availability of current public information about us and, in the case of restricted securities, a minimum holding period for those securities. All other persons may rely on Rule 144 to freely sell our restricted securities, so long as they satisfy both the minimum holding period requirement and, until a one-year holding period has elapsed, the current public information requirement.

        Rule 144 does not supersede our security holders' contractual obligations under the lock-up agreements described above.

 Rule 701

        Generally, an employee, officer, director or qualified consultant of ours who purchased shares of our common stock before the effective date of the registration statement relating to this prospectus, or who holds options as of that date, pursuant to a written compensatory plan or contract may rely on the resale provisions of Rule 701 under the Securities Act. Under Rule 701, these persons who are not our affiliates may generally sell those securities, commencing 90 days after the effective date of the registration statement, without having to comply with the current public information and minimum holding period requirements of Rule 144. These persons who are our affiliates may generally sell those securities under Rule 701, commencing 90 days after the effective date of the registration statement, without having to comply with Rule 144's minimum holding period restriction.

        Neither Rule 144 nor Rule 701 supersedes our security holders' contractual obligations under the lock-up agreements described above.

Registration Rights

        In connection with this offering, we intend to enter into a registration rights agreement that will provide STORE Holding Company, LLC, with certain "demand" registration rights and customary "piggyback" registration rights. The registration rights agreement also will provide that we will pay certain expenses relating to such registrations and indemnify the registration rights holders against certain liabilities which may arise under the Securities Act.

 UNDERWRITING

                            is acting as representatives of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement between us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock set forth opposite its name below.

Underwriters	Number of shares

Total

        Subject to the terms and conditions set forth in the underwriting agreement, each of the underwriters has agreed, severally and not jointly, to purchase all of the shares of common stock offered by us if they purchase any shares of common stock. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the offering may be terminated. The obligations of the underwriters are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us and our counsel.

Commissions and Discounts

        The underwriters propose to offer the shares of common stock included in this offering to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $      per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed. The following table shows underwriting discounts and commissions payable by us assuming either no exercise or full exercise by the underwriters of their option to purchase additional shares of common stock.

Total
	Per Share	Without Exercise of Option	With Full Exercise of Option
Discounts and commissions paid by us	$	$	$

        We estimate that the total expenses of this offering, payable by us, excluding underwriting discounts and commissions, will be approximately $         million.

Option to Purchase Additional Shares of Common Stock

        We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to           additional shares of common stock at the public offering price, less the underwriting discounts and commissions, to cover overallotments, if any.

Lock-Up Restrictions

        Our parent holding company, members of our senior leadership team and certain others have entered into lock-up agreements with the underwriters. Under these agreements, subject to certain exceptions, we and each of these persons or entities may not, without the prior written approval of representatives, offer, sell, contract to sell or otherwise dispose of, directly or indirectly, or hedge shares of our common stock or securities convertible into or exchangeable or exercisable for shares of our common stock. These restrictions will be in effect for a period of      days after the date of this prospectus. At any time and without public notice, the representatives may, in their sole discretion, release some or all of the securities from these lock-up agreements.

Indemnification

        We have agreed to indemnify the underwriters and their control persons against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters or their control persons may be required to make in respect of those liabilities.

Listing

        We intend to apply to list our shares of common stock on the            under the trading symbol "      ."

Pricing of the Offering

        Prior to this offering, there has been no public market for shares of our common stock. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were the following:

  •
  our future prospects and those of our industry in general;

  •
  our revenues, earnings and other financial operating information in recent periods;

  •
  the general condition of the securities markets at the time of this offering;

  •
  an assessment of our management;

  •
  the price-earnings ratios, price revenues ratios, market prices of securities and financial and operating information of companies engaged in activities similar to ours; and

  •
  other factors we and the representatives deemed relevant.

        Neither we nor the underwriters can assure investors that an active trading market will develop for our shares of common stock, or that the shares of common stock will trade in the public market at or above the initial public offering price.

Price Stabilization, Short Positions and Penalty Bids

        Until the distribution of the shares of common stock is completed, SEC rules may limit the underwriters from bidding for and purchasing shares of our common stock. However, the underwriters may engage in transactions that stabilize the price of the shares of common stock, such as bids or purchases to peg, fix or maintain that price.

        In connection with the offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in the offering.

        "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares of our common stock described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares of common stock or purchasing shares of common stock in the open market. In determining the source of shares of common stock to close out a covered short position, the underwriters will consider, among other things, the price of shares of common stock available for purchase in the open market as compared to the price at which they may purchase shares of common stock by exercising the option we granted to them. "Naked" short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of shares of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering.

        Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

        The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares of common stock sold by or for the account of such underwriter in stabilizing or short-covering transactions.

        Similar to other purchase transactions, the underwriters' purchases to cover syndicate short positions may have the effect of raising or maintaining the market price of shares of our common stock or preventing or retarding a decline in the market price of shares of our common stock. As a result, the price of shares of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the              , in the over-the-counter market or otherwise. Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the trading price of our common stock.

        In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

        In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

        Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings with us or our affiliates in the ordinary course of business. They have received, or may in the future receive, customary fees and commissions for these transactions.

        In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

LEGAL MATTERS

        Venable LLP will pass on the validity of the common stock offered by this prospectus for us. Kutak Rock LLP will pass on certain tax matters for us. Latham & Watkins LLP, Los Angeles, California, is counsel for the underwriters in connection with this offering.

 EXPERTS

        The consolidated financial statements and schedules of STORE Capital Corporation at December 31, 2012 and 2011, and for the year ended December 31, 2012 and for the period from inception (May 17, 2011) through December 31, 2011, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-11 under the Securities Act with respect to the shares of common stock we are offering. This prospectus does not contain all of the information in the registration statement and the exhibits to the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and to the exhibits to the registration statement. Statements contained in this prospectus about the contents of any contract or any other document may not necessarily be complete, and, in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement.

        You may read and copy the registration statement of which this prospectus is a part at the SEC's Public Reference Room, which is located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of the registration statement by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the SEC's Public Reference Room. In addition, the SEC maintains an Internet website, which is located at http://www.sec.gov, that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You may access the registration statement of which this prospectus is a part at the SEC's Internet website. Upon completion of this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, and we will file reports, proxy statements and other information with the SEC.

        We maintain an Internet website at www.storecapital.com. We have not incorporated by reference into this prospectus the information in, or that can be accessed through, our website, and you should not consider it to be a part of this prospectus.

 INDEX TO FINANCIAL STATEMENTS

STORE Capital Corporation
Condensed Consolidated Financial Statements (unaudited)
Condensed Consolidated Balance Sheets as of September 30, 2013 and December 31, 2012	F-2
Condensed Consolidated Statements of Operations for the nine months ended September 30, 2013 and 2012	F-3
Condensed Consolidated Statements of Other Comprehensive Income for the nine months ended September 30, 2013 and 2012	F-4
Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2013 and 2012	F-5
Notes to Condensed Consolidated Financial Statements	F-6
Audited Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm	F-26
Consolidated Balance Sheets as of December 31, 2012 and 2011	F-27
Consolidated Statements of Operations for the year ended December 31, 2012 and the period from inception (May 17, 2011) through December 31, 2011	F-28
Consolidated Statements of Comprehensive Income (Loss) for the year ended December 31, 2012 and the period from inception (May 17, 2011) through December 31, 2011	F-29
Consolidated Statements of Changes in Stockholders' Equity for the year ended December 31, 2012 and the period from inception (May 17, 2011) through December 31, 2011	F-30
Consolidated Statements of Cash Flows for the year ended December 31, 2012 and the period from inception (May 17, 2011) through December 31, 2011	F-31
Notes to Consolidated Financial Statements	F-32
Schedule III—Real Estate and Accumulated Depreciation	F-53
Schedule IV—Mortgage Loans on Real Estate	F-61

STORE Capital Corporation

Condensed Consolidated Balance Sheets

(In thousands, except share and per share data)

	September 30, 2013	December 31, 2012
	(unaudited)	(audited)
Assets
Investments:
Real estate investments:
Land and improvements	$486,544	$319,919
Buildings and improvements	845,952	542,500
Intangible lease assets	26,882	7,835

Total real estate investments	1,359,378	870,254
Less accumulated depreciation and amortization	(32,872)	(12,005)

	1,326,506	858,249
Real estate investments held for sale, net	2,638	—
Loans receivable	65,100	41,450

Net investments	1,394,244	899,699
Cash and cash equivalents	32,839	64,752
Restricted cash and other assets	16,175	3,790
Deferred costs, net	25,268	11,592

Total assets	$1,468,526	$979,833

Liabilities and stockholders' equity
Liabilities:
Credit facilities	$34,000	$160,662
Non-recourse debt obligations of consolidated special purpose entities, net	803,167	306,581
Dividends payable	—	6,578
Accounts payable and accrued expenses	7,020	6,424
Cash flow hedges	276	861
Tenant deposits	4,723	1,813

Total liabilities	849,186	482,919

Stockholders' equity:
Preferred stock, $0.01 par value per share, 125,000,000 shares authorized, 125 shares issued and outstanding	—	—
Common stock, $0.01 par value per share, 375,000,000 shares authorized, 31,038,073 and 25,298,055 shares issued and outstanding, respectively	310	253
Capital in excess of par value	638,241	503,632
Distributions in excess of retained earnings	(18,935)	(6,110)
Accumulated other comprehensive loss	(276)	(861)

Total stockholders' equity	619,340	496,914

Total liabilities and stockholders' equity	$1,468,526	$979,833

See accompanying notes.

STORE Capital Corporation

Condensed Consolidated Statements of Operations

(unaudited)

(In thousands, except share and per share data)

	Nine months ended September 30,
	2013	2012
Revenues:
Rental revenues	$72,554	$24,599
Interest income on loans receivable	3,601	993
Other income	15	9

Total revenues	76,170	25,601

Expenses:
Interest	26,682	6,236
Transaction costs	2,224	277
Property costs	28	3
General and administrative	10,463	7,645
Depreciation and amortization	21,005	6,964

Total expenses	60,402	21,125

Income from continuing operations before income taxes	15,768	4,476
Income tax expense	80	52

Income from continuing operations	15,688	4,424
Income from discontinued operations, net of tax	3,120	279

Net income	$18,808	$4,703

Net income per share of common stock—basic:
Continuing operations	$0.54	$0.30
Discontinued operations	0.11	0.02

Net income	$0.65	$0.32

Net income per share of common stock—diluted:
Continuing operations	$0.54	$0.30
Discontinued operations	0.11	0.02

Net income	$0.65	$0.32

Weighted average common shares outstanding:
Basic	28,762,229	14,397,493

Diluted	28,789,209	14,397,493

Dividends declared per common share	$1.080	$0.326

See accompanying notes.

STORE Capital Corporation

Condensed Consolidated Statements of Comprehensive Income

(unaudited)

(In thousands)

	Nine months ended September 30,
	2013	2012
Net income	$18,808	$4,703
Other comprehensive income (loss):
Change in unrealized losses on cash flow hedges	347	(916)
Cash flow hedge losses reclassified to operations	238	225

Total other comprehensive income (loss)	585	(691)

Total comprehensive income	$19,393	$4,012

See accompanying notes.

STORE Capital Corporation

Condensed Consolidated Statements of Cash Flows

(unaudited)

(In thousands)

	Nine months ended September 30,
	2013	2012
Operating activities
Net income	$18,808	$4,703
Adjustments to net income:
Depreciation and amortization	21,390	6,970
Amortization of deferred financing costs	3,051	1,387
Amortization of debt (premium) and discount, net	(9)	(8)
Amortization of share-based compensation	898	194
Gain on sale of real estate	(2,902)	(100)
Noncash revenue and other	(755)	(72)
Changes in operating assets and liabilities:
Restricted cash and other assets	(5,676)	(1,248)
Deferred costs	(787)	(485)
Accounts payable and accrued expenses	3,522	2,160

Net cash provided by operating activities	37,540	13,501

Investment activities
Acquisition of real estate	(519,116)	(338,584)
Investment in loans receivable	(31,708)	(32,474)
Collections of principal on loans receivable	122	61
Proceeds from disposition of real estate	37,775	1,152
Transfers (to) from restricted deposits	(5,963)	(221)

Net cash used in investment activities	(518,890)	(370,066)

Financing activities
Borrowings under credit facilities	263,000	138,461
Repayments under credit facilities	(389,663)	(168,432)
Borrowings under non-recourse debt obligations of consolidated special purpose entities	502,915	275,363
Repayments under non-recourse debt obligations of consolidated special purpose entities	(6,320)	(606)
Deferred financing costs paid	(16,035)	(10,181)
Proceeds from the issuance of common stock	133,751	155,000
Proceeds from the issuance of preferred stock	—	125
Dividends paid to common and preferred stockholders	(38,211)	(1,368)
Costs of raising capital	—	(45)

Net cash provided by financing activities	449,437	388,317

Net (decrease) increase in cash and cash equivalents	(31,913)	31,752
Cash and cash equivalents, beginning of period	64,752	31,202

Cash and cash equivalents, end of period	$32,839	$62,954

Supplemental disclosure of noncash investing activities:
Mortgage note receivable repaid through collateral property purchase	$7,875	$—

Non-recourse debt obligation assumed in conjunction with acquisiton of property	$—	$3,711

Supplemental disclosure of cash flow information:
Cash paid during the period for interest	$22,863	$4,335

Cash paid during the period for income and franchise taxes	$1,101	$166

See accompanying notes.

STORE Capital Corporation

Notes to Condensed Consolidated Financial Statements

September 30, 2013 (unaudited)

1. Organization and Formation Activities

        STORE Capital Corporation (STORE Capital or the Company) was formed in Maryland on May 17, 2011 to acquire single-tenant operational real estate to be leased on a long-term, triple-net basis to companies in the retail, distribution and service-oriented industries throughout the United States. From time to time, it may also provide mortgage financing to its customers. STORE Capital conducts its business through a variety of subsidiaries.

        The Company is a subsidiary of STORE Holding Company, LLC (STORE Holding), a Delaware limited liability company. STORE Holding is primarily owned by entities managed by a global investment management firm. As of September 30, 2013, certain members of the Company's senior management owned 1.27% of STORE Holding.

        STORE Capital has made an election to qualify, and believes it is operating in a manner to continue to qualify, as a real estate investment trust (REIT) for federal income tax purposes. As a REIT, it will generally not be subject to federal income taxes to the extent that it distributes all of its taxable income to its stockholders and meets other specific requirements.

2. Summary of Significant Accounting Principles

Basis of Accounting and Principles of Consolidation

        The consolidated financial statements are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (GAAP). In the opinion of management, the unaudited condensed consolidated financial statements include the normal, recurring adjustments necessary for a fair presentation of the information required to be set forth therein. The results of interim periods are not necessarily indicative of the results for the entire year. Certain information and note disclosures, normally included in financial statements prepared in accordance with GAAP, have been condensed or omitted from these statements and, accordingly, these statements should be read in conjunction with the Company's audited consolidated financial statements for the fiscal year ended December 31, 2012.

        These consolidated statements include the accounts of STORE Capital Corporation and its wholly-owned subsidiaries. One of the Company's wholly-owned subsidiaries, STORE Capital Advisors, LLC, provides all of the general and administrative services for the day-to-day operations of the consolidated group, including property acquisition and lease origination, real estate portfolio management and marketing, accounting and treasury services. The remaining subsidiaries were formed to acquire and hold real estate investments or to facilitate non-recourse secured borrowing activities. Generally, the initial operations of the real estate subsidiaries are funded by an interest-bearing intercompany loan from STORE Capital Corporation, and such intercompany loan is repaid when the subsidiary issues long-term debt secured by its properties. All intercompany account balances and transactions have been eliminated in consolidation.

        Certain of the Company's subsidiaries were formed as special purpose entities. Each special purpose entity is a separate legal entity and is the sole owner of its assets and liabilities. The assets of the special purpose entities are not available to pay or otherwise satisfy obligations to the creditors of any owner or affiliate of the special purpose entity. At September 30, 2013 and December 31, 2012, assets totaling $1,392.3 million and $839.4 million, respectively, were held and liabilities totaling

STORE Capital Corporation

Notes to Condensed Consolidated Financial Statements (Continued)

September 30, 2013 (unaudited)

2. Summary of Significant Accounting Principles (Continued)

$845.4 million and $458.4 million, respectively, were owed by these special purpose entities and are included in the accompanying consolidated balance sheets.

Use of Estimates

        The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Although management believes its estimates are reasonable, actual results could differ from those estimates.

Reclassifications

        Certain reclassifications have been made to prior period balances to conform to the current period presentation.

Segment Reporting

        The Financial Accounting Standards Board's (FASB) Accounting Standards Codification (ASC) Topic 280, Segment Reporting, established standards for the manner in which enterprises report information about operating segments. The Company views its operations as one reportable segment.

Accounting for Real Estate Investments

        STORE Capital records the acquisition of real estate properties at cost, including acquisition and closing costs. The Company allocates the cost of real estate properties to the tangible and intangible assets and liabilities acquired based on their estimated relative fair values. Real estate properties subject to an existing in-place lease at the date of acquisition are recorded as business combinations and each tangible and intangible asset and liability acquired is recorded at fair value. Management uses multiple sources to estimate fair value, including independent appraisals and information obtained about each property as a result of its pre-acquisition due diligence and its marketing and leasing activities. The Company expenses transaction costs associated with real estate acquisitions accounted for as business combinations in the period incurred. Properties classified as held for sale are recorded at the lower of their carrying value or their fair value, less anticipated closing costs.

        In-place lease intangibles are valued based on management's estimates of lost rent and carrying costs during the time it would take to locate a tenant if the property were vacant, considering current market conditions and costs to execute similar leases. In estimating lost rent and carrying costs, management considers market rents, real estate taxes, insurance, costs to execute similar leases including leasing commissions and other related costs. The value assigned to in-place leases is amortized on a straight-line basis as a component of depreciation and amortization expense over the remaining initial term of the related lease.

        The fair value of any above-market and below-market leases is estimated based on the present value of the difference between the contractual amounts to be paid pursuant to the in-place lease and management's estimate of current market lease rates for the property, measured over a period equal to the remaining initial term of the lease. Capitalized above-market lease intangibles are amortized over

STORE Capital Corporation

Notes to Condensed Consolidated Financial Statements (Continued)

September 30, 2013 (unaudited)

2. Summary of Significant Accounting Principles (Continued)

the remaining initial terms of the respective leases as a decrease to rental revenue. Below-market lease intangibles are amortized as an increase in rental revenue over the remaining initial terms of the respective leases plus the fixed-rate renewal periods on those leases, if any. Should a lease terminate early, the unamortized portion of any related lease intangible is immediately recognized in operations.

        The Company's real estate portfolio is depreciated using the straight-line method over the estimated remaining useful life of the properties, which generally ranges from 30 to 40 years for buildings and is 15 years for land improvements. Any properties classified as held for sale are not depreciated.

Impairment

        STORE Capital reviews its real estate investments and related lease intangibles periodically for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Management considers factors such as expected future undiscounted cash flows, estimated residual value, market trends (such as the effects of leasing demand and competition) and other factors in making this assessment. An asset is considered impaired if the carrying value of the asset exceeds its estimated undiscounted cash flows and the impairment is calculated as the amount by which the carrying value of the asset exceeds its estimated fair value. Estimating future cash flows is highly subjective and such estimates could differ materially from actual results. No impairment charges were recorded during the nine months ended September 30, 2013 or 2012.

Revenue Recognition

        STORE Capital leases real estate to its tenants under long-term triple-net leases that are classified as operating leases. Direct costs associated with lease origination, offset by any lease origination fees received, are deferred and amortized over the related lease term as an adjustment to rental revenue.

        The Company's leases generally provide for rent escalations throughout the lease terms. For leases that provide for specific contractual escalations, rental revenue is recognized on a straight-line basis so as to produce a constant periodic rent over the term of the lease. Accordingly, accrued rental revenue, calculated as the aggregate difference between the rental revenue recognized on a straight-line basis and scheduled rents, represents unbilled rent receivables that the Company will receive only if the tenant makes all rent payments required through the expiration of the lease. There was $1.1 million and $0.2 million of net accrued straight-line rental revenue at September 30, 2013 and December 31, 2012, respectively. Leases that have contingent rent escalators indexed to future increases in the Consumer Price Index (CPI) may adjust over a one-year period or over multiple-year periods. Generally, these escalators increase rent at the lesser of (a) 1 to 1.25 times the increase in the CPI over a specified period or (b) a fixed percentage. Because of the volatility and uncertainty with respect to future changes in the CPI, the Company's inability to determine the extent to which any specific future change in the CPI is probable at each rent adjustment date during the entire term of these leases and the Company's view that the multiplier does not represent a significant leverage factor, increases in rental revenue from leases with this type of escalator are recognized only after the changes in the rental rates have actually occurred.

STORE Capital Corporation

Notes to Condensed Consolidated Financial Statements (Continued)

September 30, 2013 (unaudited)

2. Summary of Significant Accounting Principles (Continued)

        For leases that have contingent rentals that are based on a percentage of the tenant's gross sales, the Company recognizes contingent rental revenue when the threshold upon which the contingent lease payment is based is actually reached. Less than 1.0% of the Company's investment portfolio is subject to leases that provide for contingent rent based on a percentage of the tenant's gross sales.

        The Company suspends revenue recognition if the collectibility of amounts due pursuant to a lease is not reasonably assured or if the tenant's monthly lease payments become more than 60 days past due, whichever is earlier. The Company reviews its rent receivables for collectibility on a regular basis, taking into consideration changes in factors such as the tenant's payment history, the financial condition of the tenant, business conditions in the industry in which the tenant operates and economic conditions in the area where the property is located. In the event that the collectibility of a receivable with respect to any tenant is in doubt, a provision for uncollectible amounts will be established or a direct write-off of the specific rent receivable will be made. As of September 30, 2013 and December 31, 2012, the Company had no provision for uncollectible rent payments due from tenants.

Loans Receivable

        STORE Capital holds its loans receivable for long-term investment. Loans receivable are carried at amortized cost, including related unamortized discounts or premiums, if any.

Revenue Recognition

        The Company recognizes interest income on loans receivable using the effective-interest method applied on a loan-by-loan basis. Direct costs associated with originating loans are offset against any related fees received and the balance, along with any premium or discount, is deferred and amortized as an adjustment to interest income over the term of the related loan receivable using the effective-interest method. A loan receivable is placed on nonaccrual status when the loan has become 60 days past due, or earlier if management determines that full recovery of the contractually specified payment of principal and interest is doubtful. While on nonaccrual status, interest income is recognized only when received. As of September 30, 2013 and December 31, 2012, there were no loans on nonaccrual status.

Impairment and Provision for Loan Losses

        The Company periodically evaluates the collectibility of its loans receivable, including accrued interest, by analyzing the underlying property-level economics and trends, collateral value and quality and other relevant factors in determining the adequacy of its allowance for loan losses. A loan is determined to be impaired when, in management's judgment based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Specific allowances for loan losses are provided for impaired loans on an individual loan basis in the amount by which the carrying value exceeds the estimated fair value of the underlying collateral less disposition costs. There was no allowance for loan losses at September 30, 2013 or December 31, 2012.

STORE Capital Corporation

Notes to Condensed Consolidated Financial Statements (Continued)

September 30, 2013 (unaudited)

2. Summary of Significant Accounting Principles (Continued)

Cash and Cash Equivalents

        Cash and cash equivalents include cash and highly liquid investment securities with maturities at acquisition of three months or less. The Company invests cash primarily in money-market funds of a major financial institution, consisting predominantly of U.S. Government obligations.

Restricted Cash and Escrow Deposits

        The Company had $9.4 million and $0.7 million of restricted cash and deposits in escrow at September 30, 2013 and December 31, 2012, respectively.

Deferred Costs, Net

        Deferred costs consist principally of financing costs related to the issuance of the Company's debt and lease origination costs. Deferred financing costs are amortized as an increase to interest expense over the term of the related debt instrument using the effective-interest method. Lease origination costs are amortized as a decrease in rental revenue over the term of the respective lease.

Derivative Instruments and Hedging Activities

        The Company may enter into derivatives contracts as part of its overall financing strategy to manage the Company's exposure to changes in interest rates associated with current and/or future debt issuances. The Company does not use derivatives for trading or speculative purposes. The Company records its derivatives on the balance sheet at fair value as either an asset or liability. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether the Company has elected to apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Hedge accounting generally provides for the matching of the earnings effect of the hedged forecasted transactions in a cash flow hedge.

Share-based Compensation

        Share-based compensation is granted pursuant to the STORE Capital Corporation 2012 Long-Term Incentive Plan which allows for awards of restricted stock and other awards and performance-based grants to officers, directors and key employees of the Company.

        The Company estimates the fair value of restricted stock at the date of grant and recognizes that amount in general and administrative expense ratably over the vesting period at the greater of the amount amortized on a straight-line basis or the amount vested. During the nine months ended September 30, 2013, the Company granted 137,007 shares of restricted common stock and 21,826 shares of restricted stock vested. We valued the restricted stock granted in 2013 at $24.00 per share based on the per-share offering price of our second private offering. As of September 30, 2013, the Company had 201,317 restricted common shares outstanding.

STORE Capital Corporation

Notes to Condensed Consolidated Financial Statements (Continued)

September 30, 2013 (unaudited)

2. Summary of Significant Accounting Principles (Continued)

Income Taxes

        As a REIT, the Company generally will not be subject to federal income tax; however, it is still subject to state and local income taxes and to federal income and excise tax on its undistributed income. STORE Investment Corporation is the Company's wholly-owned taxable REIT subsidiary (TRS) created to engage in non-qualifying REIT activities. The TRS is subject to federal, state and local income taxes.

        Management of the Company determines whether any tax positions taken or expected to be taken meet the "more-likely-than-not" threshold of being sustained by the applicable federal, state or local tax authority. Tax returns filed for 2011 and 2012 are subject to examination by these jurisdictions. As of September 30, 2013 and December 31, 2012, management concluded that there is no tax liability relating to uncertain income tax positions. The Company's policy is to recognize interest related to any underpayment of income taxes as interest expense and to recognize any penalties as operating expenses. There was no accrual for interest or penalties at September 30, 2013 or December 31, 2012.

Net Income Per Common Share

        Net income per common share has been computed pursuant to the guidance in the FASB ASC Topic 260, Earnings Per Share. The guidance requires the classification of the Company's unvested restricted stock, which contain rights to receive non-forfeitable dividends, as participating securities requiring the two-class method of computing net income per common share. The following table is a

STORE Capital Corporation

Notes to Condensed Consolidated Financial Statements (Continued)

September 30, 2013 (unaudited)

2. Summary of Significant Accounting Principles (Continued)

reconciliation of the numerator and denominator used in the computation of basic and diluted income per common share (dollars in thousands):

	Nine months ended September 30,
	2013	2012
Numerator:
Net income	$18,808	$4,703
Less: preferred stock dividends	(8)	(8)

Net income attributable to common stockholders	18,800	4,695
Less: earnings attributable to unvested restricted shares	(218)	(23)

Net income used in basic income per share	18,582	4,672
Add: earnings attributable to unvested restricted shares	218	23

Net income used in diluted income per share	$18,800	$4,695

Denominator:
Weighted average common shares outstanding	28,952,455	14,427,757
Less: Weighted average number of shares of unvested restricted stock	(190,226)	(30,264)

Weighted average shares outstanding used in basic income per share	28,762,229	14,397,493

Effects of dilutive securities:
Add: Treasury stock method impact of unvested restricted shares(a)	26,980	—

Weighted average shares outstanding used in diluted income per share	28,789,209	14,397,493

(a)
For the nine months ended September 30, 2012, excludes 2,474 shares as the effect of those shares would have been antidilutive.

Recent Accounting Pronouncements

        From time to time, new accounting pronouncements are issued by the FASB or the SEC. We adopt the new pronouncements as of the specified effective date. Unless otherwise discussed, these new accounting pronouncements include technical corrections to existing guidance or introduce new guidance related to specialized industries or entities and therefore will have minimal, if any, impact on our financial position or results of operations upon adoption.

STORE Capital Corporation

Notes to Condensed Consolidated Financial Statements (Continued)

September 30, 2013 (unaudited)

3. Investments

        At September 30, 2013, STORE Capital had investments in 548 real estate property locations representing 545 owned properties and three ground lease interests. The gross acquisition cost of real estate investments totaled $1,362.1 million; in addition, the Company held nine loans receivable with an aggregate carrying amount at September 30, 2013 of $65.1 million. As of September 30, 2013, a substantial portion of these investments are assets of consolidated special purpose entities and are pledged as collateral under the non-recourse debt obligations of these special purpose entities (Note 4).

        During the nine months ended September 30, 2013, the Company had the following gross real estate and loan activity (dollars in thousands):

	Number of Investment Locations	Dollar Amount of Investments(a)
Gross investments, December 31, 2012	371	$911,704
Acquisition of real estate	193	519,116
Investment in loans receivable		31,708
Sales of real estate (Note 7)	(16)	(35,177)
Principal collections on loans receivable		(122)
Other		(61)

Gross investments, September 30, 2013		1,427,168
Less accumulated depreciation and amortization		(32,924)

Net investments, September 30, 2013	548	$1,394,244

(a)
The dollar amount of investments includes the investment in land, buildings, improvements and lease intangibles related to real estate investments as well as the carrying amount of the loans receivable.

STORE Capital Corporation

Notes to Condensed Consolidated Financial Statements (Continued)

September 30, 2013 (unaudited)

3. Investments (Continued)

        The following table shows information regarding the diversification of the Company's total investment portfolio among the different industries in which its tenants and borrowers operate as of September 30, 2013 (dollars in thousands):

	Number of Investment Locations	Dollar Amount of Investments(a)	Percentage of Total Dollar Amount of Investments
Restaurants	344	$585,059	41%
Furniture and home furnishings stores	21	123,314	9
Early childhood education centers	48	121,865	9
Health clubs and family entertainment	17	106,409	7
Movie theaters	15	98,114	7
Colleges and professional schools	7	83,931	6
Motor vehicle sales and service	13	63,853	4
Industrial	17	48,280	3
Other retail stores	15	42,599	3
Pet care and boarding	19	34,052	2
Commercial equipment and consumer goods rentals	12	30,202	2
Scientific research and medical	5	29,402	2
Grocery stores	10	26,441	2
Electronics and appliance stores	4	23,630	2
Elementary and secondary schools	1	10,017	1

	548	$1,427,168	100%

(a)
The dollar amount of investments includes the gross investment in land, buildings, improvements and lease intangibles related to real estate investments as well as the carrying amount of the loans receivable.

Significant Credit and Revenue Concentration

        As of September 30, 2013, STORE Capital's real estate investments are leased or financed to 123 customers geographically dispersed throughout 41 states. Including the Company's loans receivable described above, only one state, Texas (14%), accounted for 10% or more of the total dollar amount of STORE Capital's investment portfolio at September 30, 2013. None of the Company's 123 customers represented more than 10% of the Company's real estate investment portfolio at September 30, 2013, with the largest customer representing approximately 4% of the total investment portfolio. On an annualized basis, this customer also represented approximately 4% of the Company's investment portfolio revenues as of September 30, 2013. On a business concept basis, no concept represented more than 7% of the Company's real estate investment portfolio as of September 30, 2013.

STORE Capital Corporation

Notes to Condensed Consolidated Financial Statements (Continued)

September 30, 2013 (unaudited)

3. Investments (Continued)

Intangible Lease Assets

        The following details intangible lease assets and related accumulated amortization (in thousands):

	September 30, 2013	December 31, 2012
In-place lease assets	$23,068	$5,645
Ground lease interest assets	3,814	2,190

Total intangible lease assets	26,882	7,835
Accumulated amortization	(973)	(194)

Net intangible lease assets	$25,909	$7,641

        During the nine months ended September 30, 2013 and 2012, aggregate lease intangible amortization expense was $783,000 and $114,000, respectively. As of September 30, 2013, the weighted average remaining amortization period is approximately 13 years for the in-place lease intangibles and approximately 82 years for the amortizing ground lease interests. Based on the balance of the intangible assets at September 30, 2013, the average aggregate annual amortization expense is expected to be approximately $1.8 million in each of the next five years.

Real Estate Investments

        The Company's investment properties are leased to tenants under long-term operating leases that typically include one or more renewal options. The weighted average remaining noncancelable lease term at September 30, 2013 was approximately 16 years. Substantially all of the leases are triple-net, which provides that the lessees are responsible for the payment of all property operating expenses, including property taxes, maintenance and insurance; therefore, STORE Capital is generally not responsible for repairs or other capital expenditures related to the properties.

        At September 30, 2013, all of the properties were subject to a lease and the tenants were current in their lease payments.

        Scheduled future minimum rentals to be received under the remaining noncancelable term of the operating leases at September 30, 2013, are as follows (in thousands):

Remainder of 2013	$29,473
2014	118,098
2015	118,314
2016	118,386
2017	118,632
2018	119,033
Thereafter	1,297,218

Total future minimum rentals	$1,919,154

        Since lease renewal periods are exercisable at the option of the lessee, the preceding table presents future minimum lease payments due during the initial lease term only. In addition, the future minimum

STORE Capital Corporation

Notes to Condensed Consolidated Financial Statements (Continued)

September 30, 2013 (unaudited)

3. Investments (Continued)

lease payments do not include any contingent rentals such as lease escalations based on future changes in CPI.

Loans Receivable

        At September 30, 2013, the Company held nine loans with an aggregate carrying amount of $65.1 million. Six of the loans are mortgage loans secured by buildings and improvements on the mortgaged property. The other three loans are secured by a tenant's equipment/inventory.

        The mortgage loans receivable generally require the borrowers to make monthly principal and interest payments based on a 40-year amortization period with balloon payments, if any, at maturity. The other secured loans generally require the borrowers to make monthly interest-only payments for an established period and then either monthly principal and interest payments through maturity or balloon payments at maturity. The Company's loans receivable are summarized below (dollars in thousands):

			Amount Outstanding
Type	Stated Interest Rate	Maturity Date	September 30, 2013	December 31, 2012
Mortgage loan receivable(a)	8.75%	Oct. 2022	$—	$7,875
Mortgage loan receivable	8.35%	Jan. 2028	3,792	3,800
Mortgage loan receivable	8.75%	July 2032	24,138	24,197
Mortgage loan receivable	9.00%	Mar. 2053	14,639	—
Mortgage loan receivable	8.75%	Jun. 2053	6,380	—
Mortgage loan receivable	8.50%	Jun. 2053	6,267	—
Mortgage loan receivable	8.25%	Aug. 2053	3,352	—
Other secured loan receivable	11.00%	Sept. 2021	4,900	4,900
Equipment loan receivable	10.00%	Jan. 2015	167	200
Equipment loan receivable	12.00%	Feb. 2016	1,000	—

Total principal amount outstanding			64,635	40,972
Unamortized loan origination costs			465	478

Total carrying amount			$65,100	$41,450

(a)
Loan receivable was repaid in full through a non-cash transaction in which the Company purchased the underlying mortgaged property and leased it back to the borrower.

        The mortgage loans receivable allow for prepayments in whole, but not in part, without penalty or with penalties ranging from 1% to 5%. All other loans receivable allow for prepayments in whole or in

STORE Capital Corporation

Notes to Condensed Consolidated Financial Statements (Continued)

September 30, 2013 (unaudited)

3. Investments (Continued)

part without penalty. Absent prepayments, scheduled maturities are expected to be as follows (in thousands):

	Scheduled Principal	Balloon Payments	Total Payments
Remainder of 2013	$116	$—	$116
2014	634	—	634
2015	675	136	811
2016	748	1,000	1,748
2017	831	—	831
2018	923	—	923
Thereafter	35,473	24,099	59,572

Total principal repayments	$39,400	$25,235	$64,635

4. Debt

Credit Facilities

        In October 2013, the Company renewed its existing secured, revolving bank credit facility. This facility, which was initiated in September 2011, is used to partially fund real estate acquisitions pending the issuance of long-term, fixed-rate debt. The renewed facility is structured as a master loan repurchase agreement, consisting of two parts. The primary part is a two-year $150 million credit line, which is expandable to $250 million under certain circumstances. Borrowings under this portion of the facility are secured by certain real estate properties owned by the Company and are at an advance rate of 50% of the appraisal value of the related real estate. The second part is a one-year $50 million credit line which can be used to temporarily fund real estate acquisitions. Borrowings under this portion of the facility are at an advance rate of up to 100% and are secured by the related real estate acquisitions as well as the Company's equity interests in certain of its special purpose entity subsidiaries and the Company's holdings of the Class B notes issued under its STORE Master Funding bond program (see below). At September 30, 2013, the Company had no amounts outstanding under the facility.

        Borrowings under the facility, which are non-recourse obligations, require monthly payments of interest indexed to the one-month London Interbank Offered Rate (LIBOR) plus 2.45% for the $150 million credit line and LIBOR plus 2.95% for the $50 million credit line. At September 30, 2013, the one-month LIBOR rate was 0.18%. The Company must also pay a non-use fee on undrawn amounts under each portion of the facility.

        The Company is subject to various financial and nonfinancial covenants under this two-year credit facility, including a minimum equity requirement of $25 million plus 75% of any additional equity raised after October 24, 2013; a minimum liquidity requirement of $10 million and a maximum pro forma leverage ratio of .75 to 1. Borrowings on this facility are also subject to concentration limits and portfolio covenants related to the pool of investment properties pledged as collateral under the facility, including a minimum weighted average aggregate fixed charge coverage ratio (FCCR) for portfolio assets of 1.5 to 1 with no individual FCCRs of less than 1 to 1. As of September 30, 2013, the Company was in compliance with these covenants.

STORE Capital Corporation

Notes to Condensed Consolidated Financial Statements (Continued)

September 30, 2013 (unaudited)

4. Debt (Continued)

        In December 2012, the Company entered into a three-year secured credit facility with another bank to also partially fund real estate acquisitions pending the issuance of long-term, fixed-rate debt. In July 2013, this facility was syndicated to include additional banks as lenders and the maximum availability of the facility was increased to $90 million. The facility is expandable to $150 million under certain circumstances. In addition, the facility was amended to expand the definition of qualifying collateral assets. Borrowings under this facility require monthly payments of interest based on either a Base Rate, as defined in the agreement, plus 2.00% or one-month LIBOR plus 3.00% at the election of the Company on the borrowing date. The Company must also pay a non-use fee on undrawn amounts under the facility. The facility is a full recourse obligation of the Company and is structured as a revolving credit facility whereby the Company pledges certain assets, which are referred to as the borrowing base, to the bank to secure borrowings under the facility. As of September 30, 2013, the Company had $34.0 million outstanding under the credit facility and a borrowing base of approximately $125 million. Based on the borrowing base at September 30, 2013, the Company had an available borrowing capacity of approximately $28.5 million on this line.

        The Company is subject to various financial and nonfinancial covenants under the three-year credit facility, including a maximum leverage ratio of 65%; minimum EBITDA to fixed charges of 1.5 to 1; and a minimum consolidated net worth of $275 million plus 75% of any additional equity raised after September 2012. Borrowings on this facility are also subject to portfolio covenants related to the pool of investment properties pledged as collateral under the facility, including a minimum weighted average aggregate FCCR for portfolio assets of 1.6 to 1 with no individual FCCRs of less than 1.25 to 1. As of September 30, 2013, the Company was in compliance with these covenants.

        In December 2011, the Company entered into a $10 million unsecured revolving credit facility with a bank. This credit facility expires in December 2013 and provides for interest-only payments fixed at 3% during 2013. As of September 30, 2013, the Company had no balance outstanding under this unsecured credit facility. This credit facility contains similar financial covenants as the two-year secured credit facility above and also contains a cross default provision, which provides that a default under the secured credit facility would lead to a default under this unsecured facility. The Company's borrowings under the unsecured facility are a recourse obligation.

        The financing costs related to the establishment of the Company's credit facilities are deferred and amortized to interest expense over the term of the credit facilities. At September 30, 2013 and December 31, 2012, unamortized financing costs totaled $1.2 million and $1.9 million, respectively.

Non-recourse debt obligations of consolidated special purpose entities

        During 2012, the Company implemented a debt issuance program pursuant to which certain of its consolidated special purpose entities issue multiple series of non-recourse net-lease mortgage notes from time to time that are collateralized by the assets owned by these entities and their related leases (collateral). One of the principal features of the program is that, as additional series of notes are issued, new collateral is contributed to the collateral pool thereby increasing the size and diversity of the collateral pool for the benefit of all noteholders, including those who invested in prior series. Another feature of the program is the ability to substitute collateral from time to time subject to meeting certain prescribed conditions and criteria. The notes are generally segregated into Class A

STORE Capital Corporation

Notes to Condensed Consolidated Financial Statements (Continued)

September 30, 2013 (unaudited)

4. Debt (Continued)

amortizing notes and Class B non-amortizing notes. The Company has retained each of the Class B notes which aggregate $47.5 million at September 30, 2013.

        The Class A notes require monthly principal and interest payments with a balloon payment due at maturity and may be prepaid at any time, subject to a yield maintenance prepayment premium. As of September 30, 2013, the aggregate collateral securing the net-lease mortgage notes is comprised primarily of single tenant commercial real estate properties with an aggregate investment amount of approximately $936.0 million.

        On December 3, 2013, consolidated special purpose entities issued an additional series of net-lease mortgage notes consisting of $177.0 million of Class A notes and $13.0 million of Class B notes. The Class A notes are segregated into two classes: $77.0 million of 7-year notes with an interest rate of 4.24% and $100.0 million of 10-year notes with an interest rate of 5.21%. The Class B notes were retained by the Company.

        A number of additional consolidated special purpose entity subsidiaries of the Company have financed their owned real estate properties with traditional first mortgage debt. The notes require monthly principal and interest payments with balloon payments at maturity. In general, these mortgage notes payable can be prepaid in whole or in part upon payment of a yield maintenance premium. The mortgage notes payable are collateralized by real estate properties owned by these consolidated special purpose entity subsidiaries with an aggregate investment amount of approximately $225.8 million at September 30, 2013.

        The mortgage notes payable, which are obligations of consolidated special purpose entities as described in Note 2, contain various covenants customarily found in mortgage notes, including a limitation on the issuing entity's ability to incur additional indebtedness on the underlying real estate. Although this mortgage debt is non-recourse, there are customary limited exceptions to recourse for matters such as fraud, misrepresentation, gross negligence or willful misconduct, misapplication of payments, bankruptcy and environmental liabilities.

        Financing costs related to the issuance of the non-recourse debt obligations issued by the consolidated special purpose entities are deferred and amortized to interest expense over the terms of the related notes. As of September 30, 2013 and December 31, 2012, unamortized financing costs related to all non-recourse debt obligations of the consolidated special purpose entities totaled $22.1 million and $8.4 million, respectively.

STORE Capital Corporation

Notes to Condensed Consolidated Financial Statements (Continued)

September 30, 2013 (unaudited)

4. Debt (Continued)

        The non-recourse debt obligations of consolidated special purpose entity subsidiaries are summarized below (dollars in thousands):

			Outstanding Balance
	Maturity Date	Coupon Interest Rate	September 30, 2013	December 31, 2012
Non-recourse net-lease mortgage notes:
Series 2012-1, Class A, pricing yield 5.85%	Aug. 2019	5.77%	$211,362	$213,554
Series 2013-1, Class A-1, pricing yield 4.20%	Mar. 2020	4.16%	148,857	—
Series 2013-1, Class A-2, pricing yield 4.70%	Mar. 2023	4.65%	101,222	—
Series 2013-2, Class A-1, pricing yield 4.418%	July 2020	4.37%	106,742	—
Series 2013-2, Class A-2, pricing yield 5.392%	July 2023	5.33%	96,766	—
Secured non-recourse mortgage notes payable:
$4,000 note issued August 2006	Sept. 2016	6.33%(a)	3,453	3,524
$20,530 note issued December 2011 and amended February 2012	Jan. 2019	5.275%(b)	19,863	20,176
$6,500 note issued December 2012	Dec. 2019	4.806%	6,386	6,500
$2,823 note issued December 2012	Jan. 2020	3.183%(c)	2,775	2,823
$2,956 notes issued June 2013	Jun. 2020	3.183%(c)	2,934	—
$13,000 note issued May 2012	May 2022	5.195%	12,665	12,857
$14,950 note issued July 2012	Aug. 2022	4.95%	14,625	14,853
$26,000 note issued August 2012	Sept. 2022	5.05%	25,486	25,873
$6,400 note issued November 2012	Dec. 2022	4.707%	6,301	6,400
$11,895 note issued March 2013	Apr. 2023	4.7315%	11,795	—
$17,500 note issued August 2013	Sept. 2023	5.46%	17,500	—
$7,750 note issued February 2013	Mar. 2038	4.81%(d)	7,673	—
$6,944 notes issued March 2013	Apr. 2038	4.50%(e)	6,881	—

			803,286	306,560
Unamortized net (discount) premium			(119)	21

Total non-recourse debt obligations of consolidated special purpose entities			$803,167	$306,581

(a)
Note was assumed in July 2012 at a premium in conjunction with a real estate property acquisition, with an estimated effective yield at assumption of 5.15%.

(b)
Note is a variable-rate note which resets monthly at 1-month LIBOR + 3.50%. The Company has entered into two interest rate swap agreements that effectively convert the floating rate on a $13.1 million portion and a $6.8 million portion of this mortgage note payable to fixed rates of 5.299% and 5.230%, respectively (Note 5).

(c)
Note is a variable-rate note which resets monthly at 1-month LIBOR + 3.00%; rate shown is effective rate at September 30, 2013.

(d)
Interest rate is effective for first 10 years and will reset to greater of (1) initial rate plus 400 basis points or (2) Treasury rate plus 400 basis points.

(e)
Interest rate is effective for first 10 years and will reset to the lender's then prevailing interest rate.

STORE Capital Corporation

Notes to Condensed Consolidated Financial Statements (Continued)

September 30, 2013 (unaudited)

4. Debt (Continued)

        As of September 30, 2013, the scheduled maturities, including balloon payments, on the non-recourse debt obligations of the consolidated special purpose entity subsidiaries during the next five years and thereafter are as follows (in thousands):

	Scheduled Principal	Balloon Payments	Total
Remainder of 2013	$3,209	$—	$3,209
2014	13,243	—	13,243
2015	13,929	—	13,929
2016	14,594	3,141	17,735
2017	15,282	—	15,282
2018	16,072	—	16,072
Thereafter	50,759	673,057	723,816

	$127,088	$676,198	$803,286

5. Derivative Instruments and Hedging Activities

        As of September 30, 2013, the Company had entered into two interest rate swap agreements with initial notional amounts of $13.5 million and $7.0 million that were designated as cash flow hedges associated with the Company's secured, variable-rate mortgage note payable due 2019 (Note 4). Derivatives are measured under a market approach, using prices obtained from a nationally recognized pricing service and pricing models with market observable inputs such as interest rates and equity index levels. These measurements are classified as Level 2 within the fair value hierarchy. The fair value of the interest rate swaps at September 30, 2013 and December 31, 2012 was a net liability of $276,000 and $861,000, respectively, and is included in liabilities on the consolidated balance sheets.

        The effective portion of changes in the fair value of derivatives designated and that qualify as cash flow hedges is recorded in accumulated other comprehensive loss. Amounts reported in accumulated other comprehensive loss related to cash flow hedges will be reclassified to interest expense as interest payments are made on the hedged debt transaction. During the nine months ended September 30, 2013 and 2012, $347,000 of unrealized gains and $916,000 of unrealized losses, respectively, were recorded in accumulated other comprehensive loss. During the nine months ended September 30, 2013 and 2012, $238,000 and $225,000, respectively, were reclassified to operations as an increase to interest expense. During the next 12 months, the Company estimates that $303,000 will be reclassified as an increase to interest expense.

        The ineffective portion of the change in fair value of derivatives is recognized directly in earnings. No hedge ineffectiveness was recognized during the nine months ended September 30, 2013 or 2012. As of September 30, 2013, the termination value of the Company's derivatives was a liability of $322,000, which includes accrued interest but excludes any adjustment for nonperformance risk.

        The Company has an agreement with its derivative counterparty containing a provision that, if the Company defaults on any of its indebtedness, including default where repayment of the indebtedness has not been accelerated by the lender, the Company could also be declared in default on its derivative obligations.

STORE Capital Corporation

Notes to Condensed Consolidated Financial Statements (Continued)

September 30, 2013 (unaudited)

6. Stockholders' Equity

        In March 2013, STORE Holding agreed to commit an additional $580.4 million in equity capital to the Company. During the nine months ended September 30, 2013, the Company received $133.7 million of equity capital representing 5.6 million shares. As of September 30, 2013 and December 31, 2012, STORE Holding held 30,814,930 and 25,210,765, respectively, of the Company's common shares outstanding. The Company declared dividends payable to common stockholders totaling $31.6 million and $5.7 million during the nine months ended September 30, 2013 and 2012, respectively.

        The Company issued 125 shares of 12.5% Series A Cumulative Non-Voting Preferred Stock (Preferred Stock) at a price of $1,000 per share on January 6, 2012. Preferred stockholders are entitled to receive, when and as authorized by the Board of Directors, cumulative preferential cash dividends at the rate of 12.5% per annum per share, payable semi-annually in arrears. The Company is current in its obligations to pay dividends on the Preferred Stock. The Company may redeem the Preferred Stock at any time, for cash, at a redemption price of $1,000 per share plus all accrued and unpaid dividends, subject to a $100 per share redemption premium through December 31, 2013. In the event of any liquidation, dissolution or winding up of the affairs of the Company, the preferred stockholders are entitled to be paid a liquidation preference of $1,000 per share plus the $100 per share redemption premium, if applicable, before any distribution of assets is made to holders of the Company's common stock. During the nine months ended September 30, 2013 and 2012, the Company paid cash dividends to preferred stockholders of $7,812 and $7,595, respectively.

7. Income from Discontinued Operations

        Periodically, the Company may sell real estate properties it owns. Gains and losses from any such dispositions of properties and all operations from these properties are required to be reclassified as discontinued operations, net of tax, in the consolidated statements of operations. As a result of this reporting requirement, each time a property is sold or classified as an asset held for sale, the operations of such property, including any previously reported as part of continuing operations, are reclassified into discontinued operations. This presentation has no impact on net income or cash flow.

STORE Capital Corporation

Notes to Condensed Consolidated Financial Statements (Continued)

September 30, 2013 (unaudited)

7. Income from Discontinued Operations (Continued)

The net gain from real estate dispositions, the related income tax expense and the operations of such property reclassified to discontinued operations are summarized below (in thousands):

	Nine months ended September 30,
	2013	2012
Revenues	$1,555	$190
Expenses:
General and administrative	12	5
Depreciation and amortization	385	6

Total expenses	397	11

Income from discontinued real estate investments	1,158	179
Gain on the sale of real estate investments	2,902	100
Income tax expense	(940)	—

Income from discontinued operations, net of tax	$3,120	$279

8. Commitments and Contingencies

        In the normal course of business, the Company enters into various types of commitments to purchase real estate properties. These commitments are generally subject to the Company's customary due diligence process and, accordingly, a number of specific conditions must be met before the Company is obligated to purchase the properties. At the time the Company purchases a property, the Company may also agree to fund future improvements to the property. As of September 30, 2013, the Company had approximately $22.1 million of commitments to fund improvements to real estate properties previously acquired.

        The Company has employment agreements with each of its executive officers. At the end of the three-year term in May 2014, the employment agreements will automatically extend for an additional year annually thereafter unless terminated by either party. The agreements provide for minimum annual base salaries and maximum annual cash bonuses in the amount of 100% of the base salaries. The agreements also provide for annual equity incentive bonuses under the Company's long-term incentive plan based on achieving certain performance targets. In the event an executive officer is terminated without cause, each employment agreement provides that the Company is liable for a lump-sum severance payment in an amount equal to the executive's base salary plus target cash bonus and other termination benefits.

9. Fair Value Measurements

        Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). The hierarchy described below prioritizes inputs to the valuation techniques used in measuring the fair value of assets and liabilities. This hierarchy maximizes the use of observable inputs and minimizes the

STORE Capital Corporation

Notes to Condensed Consolidated Financial Statements (Continued)

September 30, 2013 (unaudited)

9. Fair Value Measurements (Continued)

use of unobservable inputs by requiring the most observable inputs to be used when available. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

  •
  Level 1—Quoted market prices in active markets for identical assets and liabilities that the Company has the ability to access.

  •
  Level 2—Significant inputs that are observable, either directly or indirectly. These types of inputs would include quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets in inactive markets and market-corroborated inputs.

  •
  Level 3—Inputs that are unobservable and significant to the overall fair value measurement of the assets or liabilities. These types of inputs include the Company's own assumptions.

        The assets and liabilities that are required to be measured at fair value in the Company's consolidated financial statements are summarized below.

        The following table sets forth the Company's financial liabilities that were accounted for at fair value on a recurring basis (in thousands):

		Fair Value Hierarchy Level
	Fair Value
		Level 1	Level 2	Level 3
September 30, 2013
Derivatives:
Interest rate swaps	$276	$—	$276	$—
December 31, 2012
Derivatives:
Interest rate swap	$861	$—	$861	$—

        Derivatives are measured under a market approach, using prices obtained from a nationally recognized pricing service and pricing models with market observable inputs such as interest rates and equity index levels. These measurements are classified as Level 2 within the fair value hierarchy. At both September 30, 2013 and December 31, 2012, the fair value of the derivative instruments was an unrealized loss and was recorded as a liability and in accumulated other comprehensive loss.

        In addition to the disclosures for assets and liabilities required to be measured at fair value at the balance sheet date, companies are required to disclose the estimated fair values of all financial instruments, even if they are not carried at their fair value. The fair values of financial instruments are estimates based upon market conditions and perceived risks at September 30, 2013. These estimates require management's judgment and may not be indicative of the future fair values of the assets and liabilities.

        Financial assets and liabilities for which the carrying values approximate their fair values include cash and cash equivalents, restricted cash and escrow deposits, accounts receivable and accounts payable. Generally these assets and liabilities are short-term in duration and are recorded at fair value on the consolidated balance sheet. The Company believes that the carrying value of its secured credit facilities approximate fair value based upon their nature, terms and variable interest rate. Additionally, the Company believes the carrying values of its fixed-rate loan receivables and unsecured revolving

STORE Capital Corporation

Notes to Condensed Consolidated Financial Statements (Continued)

September 30, 2013 (unaudited)

9. Fair Value Measurements (Continued)

credit facility approximate fair values based on market quotes for comparable instruments or discounted cash flow analysis using estimates of the amount and timing of future cash flows, market rates and credit spreads.

        The estimated fair values of the non-recourse debt obligations of consolidated special purpose entities have been derived based on market observable inputs such as interest rates and discounted cash flow analyses using estimates of the amount and timing of future cash flows, market rates and credit spreads. These measurements are classified as Level 2 of the fair value hierarchy. At September 30, 2013, the Company's non-recourse debt obligations of consolidated special purpose entities had a carrying value of $803.2 million and an estimated fair value of $835.8 million. At December 31, 2012, the Company's non-recourse debt obligations of consolidated special purpose entities had a carrying value of $306.6 million and an estimated fair value of $320.4 million.

10. Subsequent Events

        Subsequent to September 30, 2013 through December 31, 2013, the Company acquired real estate investments totaling $286.2 million, issued $177.0 million of non-recourse net-lease mortgage notes (Note 4), and received capital contributions from STORE Holding totaling $160.0 million representing 6,666,668 shares.

 Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
STORE Capital Corporation

        We have audited the accompanying consolidated balance sheets of STORE Capital Corporation (the Company) as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity, and cash flows for the year ended December 31, 2012 and the period from Inception (May 17, 2011) through December 31, 2011. Our audits also included the financial statement schedules listed in the accompanying index to consolidated financial statements. These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of STORE Capital Corporation at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for the year ended December 31, 2012 and the period from Inception (May 17, 2011) through December 31, 2011, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ Ernst & Young LLP

Phoenix, Arizona
February 13, 2014

STORE Capital Corporation

Consolidated Balance Sheets

(In Thousands, Except Share and Per Share Data)

	December 31,
	2012	2011
Assets
Investments:
Real estate investments:
Land and improvements	$319,919	$84,683
Buildings and improvements	542,500	144,304
Intangible lease assets	7,835	1,835

Total real estate investments	870,254	230,822
Less accumulated depreciation and amortization	(12,005)	(999)

	858,249	229,823
Loans receivable, net	41,450	4,956

Net investments	899,699	234,779
Cash and cash equivalents	64,752	31,203
Restricted cash and other assets	3,790	1,130
Deferred costs, net	11,592	3,356

Total assets	$979,833	$270,468

Liabilities and stockholders' equity
Liabilities:
Credit facilities	$160,662	$29,971
Non-recourse debt obligations of consolidated special purpose entities, net	306,581	13,500
Dividends payable	6,578	—
Accounts payable and accrued expenses	6,424	4,690
Cash flow hedges	861	256
Tenant deposits	1,813	1,089

Total liabilities	482,919	49,506

Commitments and contingencies
Stockholders' equity:
Preferred stock, $0.01 par value per share, 125,000,000 shares authorized, 125 shares issued and outstanding	—	—
Common stock, $0.01 par value per share, 375,000,000 shares authorized, 25,298,055 and 11,199,500 shares issued and outstanding, respectively	253	112
Capital in excess of par value	503,632	223,128
Distributions in excess of retained earnings	(6,110)	(2,022)
Accumulated other comprehensive loss	(861)	(256)

Total stockholders' equity	496,914	220,962

Total liabilities and stockholders' equity	$979,833	$270,468

See accompanying notes.

STORE Capital Corporation

Consolidated Statements of Operations

(In Thousands, Except Share and Per Share Data)

	Year Ended December 31, 2012	From Inception (May 17, 2011) Through December 31, 2011
Revenues:
Rental revenues	$39,342	$3,808
Interest income on loans receivable	1,843	184
Other income	15	1

Total revenues	41,200	3,993

Expenses:
Interest	11,472	1,120
Transaction costs	387	446
Property costs	7	—
General and administrative	10,363	4,025
Depreciation and amortization	11,156	998

Total expenses	33,385	6,589

Income (loss) from continuing operations before income taxes	7,815	(2,596)
Income tax expense	70	5

Income (loss) from continuing operations	7,745	(2,601)
Income from discontinued operations	431	579

Net income (loss)	$8,176	$(2,022)

Net income (loss) per share of common stock—basic:
Continuing operations	$0.47	$(0.37)
Discontinued operations	0.03	0.08

Net income (loss)	$0.50	$(0.29)

Net income (loss) per share of common stock—diluted:
Continuing operations	$0.47	$(0.37)
Discontinued operations	0.03	0.08

Net income (loss)	$0.50	$(0.29)

Weighted average common shares outstanding:
Basic	16,370,091	6,965,168

Diluted	16,375,610	6,965,168

See accompanying notes.

STORE Capital Corporation

Consolidated Statements of Comprehensive Income (Loss)

(In Thousands)

	Year Ended December 31, 2012	From Inception (May 17, 2011) Through December 31, 2011
Net income (loss)	$8,176	$(2,022)
Other comprehensive income (loss):
Change in unrealized losses on cash flow hedges	(911)	(263)
Cash flow hedge losses reclassified to operations	306	7

Total other comprehensive loss	(605)	(256)

Total comprehensive income (loss)	$7,571	$(2,278)

See accompanying notes.

STORE Capital Corporation

Consolidated Statements of Changes in Stockholders' Equity

From Inception (May 17, 2011) Through December 31, 2011 and for the Year Ended December 31, 2012

(In Thousands, Except Share Data)

	Cumulative Preferred Stock
			Common Stock			Distributions in Excess of Retained Earnings	Accumulated Other Comprehensive Loss
					Capital in Excess of Par Value			Total Stockholders' Equity
	Shares	Par Value	Shares	Par Value
Initial capitalization, net			2,250	$—	$1,490			1,490
Additional paid in capital					221,750			221,750
Net loss						$(2,022)		$(2,022)
Other comprehensive loss							$(256)	(256)
Stock dividend (4,976.56 for 1)			11,197,250	112	(112)			—

Balance at December 31, 2011	—	$—	11,199,500	$112	$223,128	$(2,022)	$(256)	$220,962
Net income						8,176		8,176
Other comprehensive loss							(605)	(605)
Issuance of Common Stock			14,011,265	140	280,085			280,225
Issuance of Preferred Stock, net of costs of $45	125	—			80			80
Share-based compensation			87,290	1	339			340
Common dividends declared						(12,248)		(12,248)
Preferred dividends declared						(16)		(16)

Balance at December 31, 2012	125	$—	25,298,055	$253	$503,632	$(6,110)	$(861)	$496,914

See accompanying notes.

STORE Capital Corporation

Consolidated Statements of Cash Flows

(In Thousands)

	Year Ended December 31, 2012	From Inception (May 17, 2011) Through December 31, 2011
Operating activities
Net income (loss)	$8,176	$(2,022)
Adjustments to net income (loss):
Depreciation and amortization	11,163	1,011
Amortization of deferred financing costs	2,113	519
Amortization of debt (premium) and discount, net	(13)	—
Amortization of share-based compensation	356	—
(Gain) loss on sale of real estate	(180)	42
Noncash revenue and other	(156)	5
Changes in operating assets and liabilities:
Restricted cash and other assets	(2,497)	(1,143)
Deferred costs	(863)	(518)
Accounts payable and accrued expenses	4,316	3,862

Net cash provided by operating activities	22,415	1,756

Investment activities
Acquisition of real estate	(640,869)	(273,025)
Investment in loans receivable	(36,577)	(5,006)
Collections of principal on loans receivable	73	50
Proceeds from disposition of real estate	5,308	42,219
Transfers to restricted cash	(89)	—

Net cash used in investment activities	(672,154)	(235,762)

Financing activities
Borrowings under credit facilities	329,123	71,971
Repayments under credit facilities	(198,432)	(42,000)
Borrowings under non-recourse debt obligations of consolidated special purpose entities	291,087	13,500
Repayments under non-recourse debt obligations of consolidated special purpose entities	(1,704)	—
Deferred financing costs paid	(11,407)	(1,502)
Proceeds from the issuance of common stock	280,226	223,990
Proceeds from the issuance of preferred stock	125	—
Costs of raising capital	(45)	(750)
Dividends paid to common and preferred stockholders	(5,685)	—

Net cash provided by financing activities	683,288	265,209

Net increase in cash and cash equivalents	33,549	31,203
Cash and cash equivalents, beginning of period	31,203	—

Cash and cash equivalents, end of period	$64,752	$31,203

Supplemental disclosure of noncash investing activities:
Non-recourse debt obligation assumed in conjunction with acquisition of property	$3,711	$—

Supplemental disclosure of noncash financing activities:
Deferred financing costs included in accrued expenses	$—	$1,875

Supplemental disclosure of cash flow information:
Cash paid during the period for interest	$8,757	$357

Cash paid during the period for income and franchise taxes	$185	$—

See accompanying notes.

STORE Capital Corporation

Notes to Consolidated Financial Statements

December 31, 2012

1. Organization and Formation Activities

        STORE Capital Corporation (STORE Capital or the Company) was formed in Maryland on May 17, 2011 to acquire single-tenant operational real estate to be leased on a long-term, triple-net basis to companies in the retail, distribution and service-oriented industries throughout the United States. From time to time, it may also provide mortgage financing to its customers. STORE Capital conducts its business through a variety of subsidiaries. The operations of STORE Capital Corporation and its subsidiaries for the period from inception through December 31, 2011 included organizational and start-up activities.

        The Company is a subsidiary of STORE Holding Company, LLC (STORE Holding), a Delaware limited liability company. STORE Holding is primarily owned by entities managed by a global investment management firm. As of December 31, 2012, certain members of the Company's senior management owned 0.81% of STORE Holding.

        STORE Capital has made an election to qualify, and believes it is operating in a manner to continue to qualify, as a real estate investment trust (REIT) for federal income tax purposes beginning with its initial taxable year ended December 31, 2011. As a REIT, it will generally not be subject to federal income taxes to the extent that it distributes all of its taxable income to its stockholders and meets other specific requirements.

2. Summary of Significant Accounting Principles

Basis of Accounting and Principles of Consolidation

        The consolidated financial statements are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (GAAP). These consolidated statements include the accounts of STORE Capital Corporation and its wholly-owned subsidiaries. One of the Company's wholly-owned subsidiaries, STORE Capital Advisors, LLC, provides all of the general and administrative services for the day-to-day operations of the consolidated group, including property acquisition and lease origination, real estate portfolio management and marketing, accounting and treasury services. The remaining subsidiaries were formed to acquire and hold real estate investments or to facilitate non-recourse secured borrowing activities. Generally, the initial operations of the real estate subsidiaries are funded by an interest-bearing intercompany loan from STORE Capital Corporation, and such intercompany loan is repaid when the subsidiary issues long-term debt secured by its properties. All intercompany account balances and transactions have been eliminated in consolidation.

        Certain of the Company's subsidiaries were formed as special purpose entities. Each special purpose entity is a separate legal entity and is the sole owner of its assets and liabilities. The assets of the special purpose entities are not available to pay or otherwise satisfy obligations to the creditors of any owner or affiliate of the special purpose entity. At December 31, 2012 and 2011, assets totaling $839.4 million and $231.0 million, respectively, were held and liabilities totaling $458.4 million and $35.7 million, respectively, were owed by these special purpose entities and are included in the accompanying consolidated balance sheets.

STORE Capital Corporation

Notes to Consolidated Financial Statements (Continued)

December 31, 2012

2. Summary of Significant Accounting Principles (Continued)

Use of Estimates

        The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Although management believes its estimates are reasonable, actual results could differ from those estimates.

Reclassifications

        Certain reclassifications have been made to prior period balances to conform to the current period presentation.

Segment Reporting

        The Financial Accounting Standards Board's (FASB) Accounting Standards Codification (ASC) Topic 280, Segment Reporting, established standards for the manner in which enterprises report information about operating segments. The Company views its operations as one reportable segment.

Accounting for Real Estate Investments

        STORE Capital records the acquisition of real estate properties at cost, including acquisition and closing costs. The Company allocates the cost of real estate properties to the tangible and intangible assets and liabilities acquired based on their estimated relative fair values. Real estate properties subject to an existing in-place lease at the date of acquisition are recorded as business combinations and each tangible and intangible asset and liability acquired is recorded at fair value. Management uses multiple sources to estimate fair value, including independent appraisals and information obtained about each property as a result of its pre-acquisition due diligence and its marketing and leasing activities. The Company expenses transaction costs associated with real estate acquisitions accounted for as business combinations in the period incurred. Properties classified as held for sale are recorded at the lower of their carrying value or their fair value, less anticipated closing costs.

        In-place lease intangibles are valued based on management's estimates of lost rent and carrying costs during the time it would take to locate a tenant if the property were vacant, considering current market conditions and costs to execute similar leases. In estimating lost rent and carrying costs, management considers market rents, real estate taxes, insurance, costs to execute similar leases including leasing commissions and other related costs. The value assigned to in-place leases is amortized on a straight-line basis as a component of depreciation and amortization expense over the remaining initial term of the related lease.

        The fair value of any above-market and below-market leases is estimated based on the present value of the difference between the contractual amounts to be paid pursuant to the in-place lease and management's estimate of current market lease rates for the property, measured over a period equal to the remaining initial term of the lease. Capitalized above-market lease intangibles are amortized over the remaining initial terms of the respective leases as a decrease to rental revenue. Below-market lease intangibles are amortized as an increase in rental revenue over the remaining initial terms of the

STORE Capital Corporation

Notes to Consolidated Financial Statements (Continued)

December 31, 2012

2. Summary of Significant Accounting Principles (Continued)

respective leases plus the fixed-rate renewal periods on those leases, if any. Should a lease terminate early, the unamortized portion of any related lease intangible is immediately recognized in operations.

        The Company's real estate portfolio is depreciated using the straight-line method over the estimated remaining useful life of the properties, which generally ranges from 30 to 40 years for buildings and is 15 years for land improvements. Any properties classified as held for sale are not depreciated.

Impairment

        STORE Capital reviews its real estate investments and related lease intangibles periodically for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Management considers factors such as expected future undiscounted cash flows, estimated residual value, market trends (such as the effects of leasing demand and competition) and other factors in making this assessment. An asset is considered impaired if the carrying value of the asset exceeds its estimated undiscounted cash flows and the impairment is calculated as the amount by which the carrying value of the asset exceeds its estimated fair value. Estimating future cash flows is highly subjective and such estimates could differ materially from actual results. No impairment charges were recorded during the periods ended December 31, 2012 or 2011.

Revenue Recognition

        STORE Capital leases real estate to its tenants under long-term triple-net leases that are classified as operating leases. Direct costs associated with lease origination, offset by any lease origination fees received, are deferred and amortized over the related lease term as an adjustment to rental revenue.

        The Company's leases generally provide for rent escalations throughout the lease terms. For leases that provide for specific contractual escalations, rental revenue is recognized on a straight-line basis so as to produce a constant periodic rent over the term of the lease. Accordingly, accrued rental revenue, calculated as the aggregate difference between the rental revenue recognized on a straight-line basis and scheduled rents, represents unbilled rent receivables that the Company will receive only if the tenants make all rent payments required through the expiration of the lease. There was $218,000 of net accrued straight-line rental revenue at December 31, 2012 and no accrued straight-line rental revenue at December 31, 2011. Leases that have contingent rent escalators indexed to future increases in the Consumer Price Index (CPI) may adjust over a one-year period or over multiple-year periods. Generally, these escalators increase rent at the lesser of (a) 1 to 1.25 times the increase in the CPI over a specified period or (b) a fixed percentage. Because of the volatility and uncertainty with respect to future changes in the CPI, the Company's inability to determine the extent to which any specific future change in the CPI is probable at each rent adjustment date during the entire term of these leases and the Company's view that the multiplier does not represent a significant leverage factor, increases in rental revenue from leases with this type of escalator are recognized only after the changes in the rental rates have actually occurred.

        For leases that have contingent rentals that are based on a percentage of the tenant's gross sales, the Company recognizes contingent rental revenue when the threshold upon which the contingent lease

STORE Capital Corporation

Notes to Consolidated Financial Statements (Continued)

December 31, 2012

2. Summary of Significant Accounting Principles (Continued)

payment is based is actually reached. Less than 1.0% of the Company's investment portfolio is subject to leases that provide for contingent rent based on a percentage of the tenant's gross sales.

        The Company suspends revenue recognition if the collectibility of amounts due pursuant to a lease is not reasonably assured or if the tenant's monthly lease payments become more than 60 days past due, whichever is earlier. The Company reviews its rent receivables for collectibility on a regular basis, taking into consideration changes in factors such as the tenant's payment history, the financial condition of the tenant, business conditions in the industry in which the tenant operates and economic conditions in the area where the property is located. In the event that the collectibility of a receivable with respect to any tenant is in doubt, a provision for uncollectible amounts will be established or a direct write-off of the specific rent receivable will be made. As of December 31, 2012 and 2011, the Company had no provision for uncollectible rent payments due from tenants.

Loans Receivable

        STORE Capital holds its loans receivable for long-term investment. Loans receivable are carried at amortized cost, including related unamortized discounts or premiums, if any.

Revenue Recognition

        The Company recognizes interest income on loans receivable using the effective-interest method applied on a loan-by-loan basis. Direct costs associated with originating loans are offset against any related fees received and the balance, along with any premium or discount, is deferred and amortized as an adjustment to interest income over the term of the related loan receivable using the effective interest method. A loan receivable is placed on nonaccrual status when the loan has become 60 days past due, or earlier if management determines that full recovery of the contractually specified payments of principal and interest is doubtful. While on nonaccrual status, interest income is recognized only when received. As of December 31, 2012 and 2011, there were no loans on nonaccrual status.

Impairment and Provision for Loan Losses

        The Company periodically evaluates the collectibility of its loans receivable, including accrued interest, by analyzing the underlying property-level economics and trends, collateral value and quality and other relevant factors in determining the adequacy of its allowance for loan losses. A loan is determined to be impaired when, in management's judgment based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Specific allowances for loan losses are provided for impaired loans on an individual loan basis in the amount by which the carrying value exceeds the estimated fair value of the underlying collateral less disposition costs. There was no allowance for loan losses at December 31, 2012 or 2011.

Cash and Cash Equivalents

        Cash and cash equivalents include cash and highly liquid investment securities with maturities at acquisition of three months or less. The Company invests cash primarily in money-market funds of a major financial institution, consisting predominantly of U.S. Government obligations.

STORE Capital Corporation

Notes to Consolidated Financial Statements (Continued)

December 31, 2012

2. Summary of Significant Accounting Principles (Continued)

Restricted Cash and Escrow Deposits

        The Company had $679,000 of restricted cash and deposits in escrow at December 31, 2012 and none at December 31, 2011.

Deferred Costs, Net

        Deferred costs consist principally of financing costs related to the issuance of the Company's debt and lease origination costs. Deferred financing costs are amortized as an increase to interest expense over the term of the related debt instrument using the effective interest method. Lease origination costs are amortized as a decrease in rental revenue over the term of the respective lease.

Derivative Instruments and Hedging Activities

        The Company may enter into derivatives contracts as part of its overall financing strategy to manage the Company's exposure to changes in interest rates associated with current and/or future debt issuances. The Company does not use derivatives for trading or speculative purposes. The Company records its derivatives on the balance sheet at fair value as either an asset or liability. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether the Company has elected to apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Hedge accounting generally provides for the matching of the earnings effect of the hedged forecasted transactions in a cash flow hedge.

Share-based Compensation

        Share-based compensation is granted pursuant to the STORE Capital Corporation 2012 Long-Term Incentive Plan which allows for awards of restricted stock and other awards and performance-based grants to officers, directors and key employees of the Company.

        The Company estimates the fair value of restricted stock at the date of grant and recognizes that amount in general and administrative expense ratably over the vesting period at the greater of the amount amortized on a straight-line basis or the amount vested. We valued the restricted stock based on the per-share offering price of the common stock issued in our initial private offering.

Income Taxes

        As a REIT, the Company generally will not be subject to federal income tax; however, it is still subject to state and local income taxes and to federal income and excise tax on its undistributed income. STORE Investment Corporation is the Company's wholly-owned taxable REIT subsidiary (TRS) created to engage in non-qualifying REIT activities. The TRS is subject to federal, state and local income taxes.

STORE Capital Corporation

Notes to Consolidated Financial Statements (Continued)

December 31, 2012

2. Summary of Significant Accounting Principles (Continued)

Net Income (Loss) Per Common Share

        Net income (loss) per common share has been computed pursuant to the guidance in the FASB ASC Topic 260, Earnings Per Share. The guidance requires the classification of the Company's unvested restricted stock, which contain rights to receive non-forfeitable dividends, as participating securities requiring the two-class method of computing net income (loss) per common share. The following table is a reconciliation of the numerator and denominator used in the computation of basic and diluted income (loss) per common share (dollars in thousands):

	Year Ended December 31 2012	Inception (May 17, 2011) Through December 31 2011
Numerator:
Net income (loss)	$8,176	$(2,022)
Less: preferred stock dividends	(16)	—

Net income (loss) attributable to common stockholders	8,160	(2,022)
Less: earnings attributable to unvested restricted shares	(46)	—

Net income (loss) used in basic income (loss) per share	8,114	(2,022)
Add: earnings attributable to unvested restricted shares	46	—

Net income (loss) used in diluted income (loss) per share	$8,160	$(2,022)

Denominator:
Weighted average common shares outstanding	16,414,690	6,965,168
Less: Weighted average number of shares of unvested restricted stock	(44,599)	—

Weighted average shares outstanding used in basic income (loss) per share	16,370,091	6,965,168

Effects of dilutive securities:
Add: Treasury stock method impact of unvested restricted shares	5,519	—

Weighted average shares outstanding used in diluted income (loss) per share	16,375,610	6,965,168

Recent Accounting Pronouncements

        In December 2011, the FASB issued Accounting Standards Update (ASU) 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. ASU 2011-11 requires companies to provide new disclosures about offsetting and related arrangements for financial instruments and derivatives. The provisions of the ASU are effective for annual reporting periods beginning on or after

STORE Capital Corporation

Notes to Consolidated Financial Statements (Continued)

December 31, 2012

2. Summary of Significant Accounting Principles (Continued)

January 1, 2013 and are required to be applied retrospectively. The adoption of the ASU will not have a material impact on the Company's financial statement presentation.

        In February 2013, the FASB issued ASU 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. The standard requires improved presentation or disclosure regarding reclassifications out of accumulated other comprehensive income. The amendments in this update are effective prospectively for reporting periods beginning after December 15, 2012 with early adoption permitted. The adoption of the standard in 2013 will not have a material impact on the Company's financial statement presentation or disclosures.

3. Investments

        At December 31, 2012, STORE Capital had investments in 371 real estate property locations representing 368 owned properties, two ground lease interests and one property which secures a mortgage loan. The gross acquisition cost of real estate investments totaled $870.3 million at December 31, 2012. In addition, the Company held five loans receivable with an aggregate carrying amount at December 31, 2012 of $41.4 million. As of December 31, 2012, a substantial portion of these investments are assets of consolidated special purpose entities and are pledged as collateral under the non-recourse obligations of these special purpose entities (Note 4).

        During 2011 and 2012, the Company had the following gross real estate and loan activity (dollars in thousands):

	Number of Investment Locations	Dollar Amount of Investments(a)
Acquisition of real estate	132	$273,025
Investment in loans receivable		5,006
Sales of real estate (Note 9)	(20)	(42,203)
Principal collections on loan receivable		(50)

Gross investments, December 31, 2011	112	235,778
Acquisition of real estate	265	644,580
Investment in loans receivable	1	36,577
Sales of real estate (Note 9)	(7)	(5,148)
Principal collections on loan receivable		(73)
Other		(10)

Gross investments, December 31, 2012		911,704
Less accumulated depreciation and amortization		(12,005)

Net investments, December 31, 2012	371	$899,699

(a)
The dollar amount of investments includes the investment in land, buildings, improvements and lease intangibles related to real estate investments as well as the carrying amount of the loans receivable.

STORE Capital Corporation

Notes to Consolidated Financial Statements (Continued)

December 31, 2012

3. Investments (Continued)

        The following table shows information regarding the diversification of the Company's total investment portfolio among the different industries in which its tenants and borrowers operate as of December 31, 2012 (dollars in thousands):

	Number of Investment Locations	Dollar Amount of Investments(a)	Percentage of Total Dollar Amount of Investments
Restaurants	272	$452,382	50%
Early childhood education centers	27	83,087	9
Movie theaters	10	71,473	8
Health clubs and family entertainment	12	71,165	8
Furniture stores	10	59,892	7
Colleges and professional schools	6	54,096	6
Motor vehicle sales and service	7	28,683	3
Grocery stores	9	23,063	2
Scientific research	1	18,300	2
Industrial	6	16,351	2
Pet care and boarding	5	12,459	1
Other retail stores	5	10,737	1
Elementary and secondary schools	1	10,016	1

	371	$911,704	100%

(a)
The dollar amount of investments includes the gross investment in land, buildings, improvements and lease intangibles related to real estate investments as well as the carrying amount of the loans receivable.

Significant Credit and Revenue Concentration

        STORE Capital's real estate investments are leased or financed to 69 customers geographically dispersed throughout 34 states. Including the Company's loans receivable described above, only one state, Texas (15%), accounted for 10% or more of the total dollar amount of STORE Capital's investment portfolio at December 31, 2012. None of the Company's 69 customers represented more than 10% of the Company's real estate investment portfolio at December 31, 2012, with the largest customer representing approximately 7% of the total investment portfolio. On an annualized basis, this customer also represented approximately 7% of the Company's total investment portfolio revenues as of December 31, 2012. On a business concept basis, only one restaurant concept, Applebee's at 11%, represents more than 10% of the Company's real estate investment portfolio as of December 31, 2012.

STORE Capital Corporation

Notes to Consolidated Financial Statements (Continued)

December 31, 2012

3. Investments (Continued)

Intangible Lease Assets

        The following details intangible lease assets and related accumulated amortization at December 31 (in thousands):

	2012	2011
In-place lease assets	$5,645	$1,835
Ground lease interest assets	2,190	—

Total intangible lease assets	7,835	1,835
Accumulated amortization	(194)	(19)

Net intangible lease assets	$7,641	$1,816

        During 2012 and 2011, aggregate lease intangible amortization expense was $175,000 and $20,000, respectively. Based on the balance of the intangible assets at December 31, 2012, the aggregate annual amortization expense is expected to be approximately $355,000 in each of the next five years. The weighted average remaining amortization period is approximately 18 years for the in-place lease intangibles and approximately 45 years for the ground lease interests.

Real Estate Investments

        The Company's investment properties are leased to tenants under long-term operating leases that typically include one or more renewal options. The weighted average remaining noncancelable lease term at December 31, 2012 was approximately 17.5 years. The leases are triple-net, which provide that the lessees are responsible for the payment of all property operating expenses, including property taxes, maintenance and insurance; therefore, STORE Capital is generally not responsible for repairs or other capital expenditures related to the properties.

        At December 31, 2012, all of the properties were subject to a lease and the tenants were current in their lease payments.

        Scheduled future minimum rentals to be received under the remaining noncancelable term of the operating leases at December 31, 2012, are as follows (in thousands):

2013	$75,870
2014	75,876
2015	75,945
2016	76,017
2017	76,092
Thereafter	965,497

Total future minimum rentals	$1,345,297

        Since lease renewal periods are exercisable at the option of the lessee, the preceding table presents future minimum lease payments due during the initial lease term only. In addition, the future minimum lease payments do not include any contingent rentals such as lease escalations based on future changes in CPI.

STORE Capital Corporation

Notes to Consolidated Financial Statements (Continued)

December 31, 2012

3. Investments (Continued)

Loans Receivable

        At December 31, 2012, the Company held five loans with an aggregate carrying amount of $41.5 million. Three of the loans are mortgage loans secured by land and/or buildings and improvements on the mortgaged property. The other two loans are secured by a tenant's equipment/inventory.

        The mortgage loans receivable generally require the borrowers to make monthly principal and interest payments or monthly interest-only payments for an established period and then monthly principal and interest with balloon payments at maturity. The other secured loans generally require the borrowers to make monthly interest-only payments for an established period and then either monthly principal and interest payments through maturity or balloon payments at maturity.

        The Company's loans receivable are summarized below (dollars in thousands):

			Amount Outstanding December 31
	Stated Interest Rate	Maturity Date
Type			2012	2011
Mortgage loan receivable	8.75%	July 2032	$24,197	$—
Mortgage loan receivable	8.35%	Jan. 2028	3,800	—
Mortgage loan receivable	8.75%	Oct. 2022	7,875	—

Total mortgage loans receivable			35,872	—
Other secured loan receivable	11.00%	Sept. 2021	4,900	4,950
Equipment loan receivable	10.00%	Jan. 2015	200	—

Total principal amount outstanding			40,972	4,950
Unamortized loan origination costs			478	6

Total carrying amount			$41,450	$4,956

        The mortgage loans receivable allow for prepayments in whole, but not in part, without penalty or with penalties of 1%. All other loans receivable allow for prepayments in whole or in part without penalty. Absent prepayments, scheduled maturities are expected to be as follows (in thousands):

	Scheduled Principal	Balloon Payments	Total Payments
2013	$164	$—	$164
2014	553	—	553
2015	668	170	838
2016	740	—	740
2017	820	—	820
Thereafter	6,830	31,027	37,857

Total principal repayments	$9,775	$31,197	$40,972

STORE Capital Corporation

Notes to Consolidated Financial Statements (Continued)

December 31, 2012

4. Debt

Credit Facilities

        In September 2011, the Company entered into a two-year secured credit facility with a bank to partially fund real estate acquisitions pending the issuance of long-term, fixed-rate debt. This $150 million revolving credit facility is expandable to $250 million under certain circumstances and had a maximum availability of $225 million at December 31, 2012. The agreement was scheduled to mature in 2013 and, in October 2013, was renewed for two additional years upon payment of a $750,000 renewal fee. The facility is structured as a master loan repurchase agreement and borrowings under the facility are secured by certain real estate properties owned by the Company at an advance rate of 50%. In December 2012, the facility was amended to allow for limited, periodic expansion of the amount that can be borrowed against each collateral asset's value from an advance rate of 50% to 60%, at the Company's election. Borrowings under the facility, which are non-recourse obligations, require monthly payments of interest indexed to the one-month London Interbank Offered Rate (LIBOR) plus 2.95% (at December 31, 2012, the one-month LIBOR rate was 0.21%). The Company must also pay a non-use fee on undrawn amounts under the facility. As of December 31, 2012, the Company had $127.9 million outstanding under the credit facility and real estate assets with an aggregate investment amount of approximately $263.2 million were pledged as collateral under the facility. Based on collateral under the facility at December 31, 2012, the Company had an available borrowing capacity of approximately $26.2 million.

        The Company is subject to various financial and nonfinancial covenants under this two-year credit facility, including a minimum equity requirement of $25 million plus 75% of any additional equity raised after September 2011; a minimum liquidity requirement of $5 million ($10 million once total assets exceed $1 billion); and a maximum pro forma leverage ratio of .70 to 1. Borrowings on this facility are also subject to concentration limits and portfolio covenants related to the pool of investment properties pledged as collateral under the facility, including a minimum weighted average aggregate fixed charge coverage ratio (FCCR) for portfolio assets of 1.5 to 1 with no individual FCCRs of less than 1 to 1. As of December 31, 2012, the Company was in compliance with these covenants.

        In December 2012, the Company also added a second credit facility, a three-year facility with a bank with a current maximum availability of $50 million to partially fund real estate acquisitions pending the issuance of long-term, fixed-rate debt. The facility is expandable to $150 million under certain circumstances. Borrowings under the facility require monthly payments of interest based on either a Base Rate, as defined in the agreement, plus 2.00% or one-month LIBOR plus 3.00% at the election of the Company on the borrowing date. The Company must also pay a non-use fee on undrawn amounts under the facility. The facility is a full recourse obligation of the Company and is structured as a revolving credit facility whereby the Company pledges certain assets, which are referred to as the borrowing base, to the bank to secure borrowings under the facility. As of December 31, 2012, the Company had $32.7 million outstanding under the credit facility at an interest rate of 3.21% and a borrowing base of approximately $66.8 million.

        The Company is subject to various financial and nonfinancial covenants under the three-year credit facility, including a maximum leverage ratio of 65%; minimum EBITDA to fixed charges of 1.5 to 1; and a minimum consolidated net worth of $275 million plus 75% of any additional equity raised after September 2012. Borrowings on this facility are also subject to portfolio covenants related to the pool of investment properties pledged as collateral under the facility, including a minimum weighted average

STORE Capital Corporation

Notes to Consolidated Financial Statements (Continued)

December 31, 2012

4. Debt (Continued)

aggregate FCCR for portfolio assets of 1.6 to 1 with no individual FCCRs of less than 1.25 to 1. As of December 31, 2012, the Company was in compliance with these covenants.

        In December 2011, the Company entered into a $10 million unsecured revolving credit facility with a bank. This credit facility expires in December 2013 and provides for interest-only payments fixed at 2% for 2012 and 3% for 2013. As of December 31, 2012, the Company had no balance outstanding under this unsecured credit facility. This credit facility contains similar financial covenants as the two-year secured credit facility above and also contains a cross default provision, which provides that a default under the secured credit facility would lead to a default under this unsecured facility. The Company's borrowings under the unsecured facility are a recourse obligation.

        The financing costs related to the establishment of the Company's credit facilities are deferred and amortized to interest expense over the term of the credit facilities. At December 31, 2012 and 2011, unamortized financing costs totaled $1.9 million and $2.6 million, respectively.

Non-recourse debt obligations of consolidated special purpose entities

        During 2012, the Company implemented a debt issuance program pursuant to which certain of its consolidated special purpose entities will issue multiple series of non-recourse, net-lease mortgage notes from time to time that are collateralized by the assets owned by these entities and their related leases (collateral). One of the principal features of the program is that, as additional series of notes are issued, new collateral is contributed to the collateral pool thereby increasing the size and diversity of the collateral pool for the benefit of all noteholders, including those who invested in prior series. Another feature of the program is the ability to substitute collateral from time to time subject to meeting certain prescribed conditions and criteria. The notes are generally segregated into Class A amortizing notes and Class B non-amortizing notes. In August 2012, a consolidated special purpose entity issued $214.5 million of Class A notes and $15.0 million of Class B notes.

        The Class A notes require monthly principal and interest payments with a balloon payment due at maturity and may be prepaid at any time, subject to a yield maintenance prepayment premium. The Company retained the Class B notes issued. At December 31, 2012, the aggregate collateral securing the net-lease mortgage notes is comprised of 132 single tenant commercial real estate properties with an aggregate investment amount of approximately $304.3 million.

        During 2013, consolidated special purpose entities issued an additional $633.0 million of Class A notes and $45.5 million of Class B notes. The Class B notes were retained by the Company.

STORE Capital Corporation

Notes to Consolidated Financial Statements (Continued)

December 31, 2012

4. Debt (Continued)

        The following is a summary of the Class A notes issued subsequent to December 31, 2012 (dollars in thousands):

	Maturity Date	Coupon Interest Rate	Amount Issued
Series 2013-1, Class A-1 amortizing	Mar. 2020	4.16%	$150,000
Series 2013-1, Class A-2 amortizing	Mar. 2023	4.65%	102,000
Series 2013-2, Class A-1 amortizing	July 2020	4.37%	107,000
Series 2013-2, Class A-2 amortizing	July 2023	5.33%	97,000
Series 2013-3, Class A-1 amortizing	Nov. 2020	4.24%	77,000
Series 2013-3, Class A-2 amortizing	Nov. 2023	5.21%	100,000

Total non-recourse net-lease mortgage notes issued in 2013			$633,000

        A number of additional consolidated special purpose entity subsidiaries of the Company have financed their owned real estate properties with traditional first mortgage debt. The notes require monthly principal and interest payments with balloon payments at maturity. In general, these mortgage notes payable can be prepaid in whole or in part upon payment of a yield maintenance premium. The mortgage notes payable are collateralized by real estate properties owned by these consolidated special purpose entity subsidiaries with an aggregate investment amount of approximately $147.0 million at December 31, 2012.

        The mortgage notes payable, which are obligations of consolidated special purpose entities as described in Note 2, contain various covenants customarily found in mortgage notes, including a limitation on the issuing entity's ability to incur additional indebtedness on the underlying real estate. Although this mortgage debt is non-recourse, there are customary limited exceptions to recourse for matters such as fraud, misrepresentation, gross negligence or willful misconduct, misapplication of payments, bankruptcy and environmental liabilities.

        Financing costs related to the issuance of the non-recourse debt obligations issued by the consolidated special purpose entities are deferred and amortized to interest expense over the terms of the related notes. As of December 31, 2012 and 2011, unamortized financing costs related to all non-recourse debt obligations of the consolidated special purpose entities totaled $8.4 million and $0.2 million, respectively.

STORE Capital Corporation

Notes to Consolidated Financial Statements (Continued)

December 31, 2012

4. Debt (Continued)

        The non-recourse debt obligations of consolidated special purpose entity subsidiaries are summarized below (dollars in thousands):

			Outstanding Balance December 31
	Maturity Date	Coupon Interest Rate
			2012	2011
Non-recourse net-lease mortgage notes:
Series 2012-1, Class A	Aug. 2019	5.77% (a)	$213,554	$—
Secured non-recourse mortgage notes payable:
$4,000 note issued August 2006	Sept. 2016	6.33% (b)	3,524	—
$20,530 note issued December 2011 and amended February 2012	Jan. 2019	5.275% (c)	20,177	13,500
$6,500 note issued December 2012	Dec. 2019	4.806%	6,500	—
$2,823 note issued December 2012	Jan. 2020	3.21% (d)	2,823	—
$13,000 note issued May 2012	May 2022	5.195%	12,857	—
$14,950 note issued July 2012	Aug. 2022	4.95%	14,852	—
$26,000 note issued August 2012	Sept. 2022	5.05%	25,873	—
$6,400 note issued November 2012	Dec. 2022	4.707%	6,400	—

			306,560	13,500
Unamortized net premium (discount)			21	—

Total non-recourse debt obligations of consolidated special purpose entities			$306,581	$13,500

(a)
Notes were originally issued at a discount with an effective yield of 5.85%. Stated coupon rate is 5.77%.

(b)
Note was assumed in July 2012 at a premium in conjunction with a real estate property acquisition, with an estimated effective yield at assumption of 5.15%. Stated coupon rate is 6.33%.

(c)
Note is a variable-rate note which resets monthly at 1-month LIBOR + 3.50%. The Company has entered into two interest rate swap agreements that effectively convert the floating rate on a $13.3 million portion and a $7.0 million portion of this mortgage note payable to fixed rates of 5.299% and 5.230%, respectively (Note 5).

(d)
Note is a variable-rate note which resets monthly at 1-month LIBOR + 3.00%; rate shown is effective rate at December 31, 2012.

STORE Capital Corporation

Notes to Consolidated Financial Statements (Continued)

December 31, 2012

4. Debt (Continued)

        As of December 31, 2012, the scheduled maturities, including balloon payments, on the non-recourse debt obligations of the consolidated special purpose entity subsidiaries during the next five years and thereafter are as follows (in thousands):

	Scheduled Principal	Balloon Payments	Total
2013	$4,890	$—	$4,890
2014	5,154	—	5,154
2015	5,437	—	5,437
2016	5,686	3,141	8,827
2017	5,926	—	5,926
Thereafter	15,221	261,105	276,326

	$42,314	$264,246	$306,560

5. Derivative Instruments and Hedging Activities

        As of December 31, 2012, the Company had entered into two interest rate swap agreements with initial notional amounts of $13.5 million and $7.0 million that were designated as cash flow hedges associated with the Company's secured, variable-rate mortgage note payable due 2019 (Note 4). The fair value of the interest rate swaps at December 31, 2012 and 2011 was a net liability of $862,000 and $256,000, respectively, and is included in liabilities on the consolidated balance sheets.

        The effective portion of changes in the fair value of derivatives designated and that qualify as cash flow hedges is recorded in accumulated other comprehensive loss. Amounts reported in accumulated other comprehensive loss related to cash flow hedges will be reclassified to interest expense as interest payments are made on the hedged debt transaction. During 2012 and 2011, $911,000 and $263,000, respectively, of unrealized losses were recorded in accumulated other comprehensive loss and $305,000 and $7,000, respectively, were reclassified to operations as an increase to interest expense. During the next 12 months, the Company estimates that $309,000 will be reclassified as an increase to interest expense. The ineffective portion of the change in fair value of derivatives is recognized directly in earnings. No hedge ineffectiveness was recognized during the periods ended December 31, 2012 or 2011.

        The Company has an agreement with its derivative counterparty containing a provision that, if the Company defaults on any of its indebtedness, including default where repayment of the indebtedness has not been accelerated by the lender, the Company could also be declared in default on its derivative obligations.

        As of December 31, 2012, the termination value of the Company's derivatives was a liability position of $957,000 which includes accrued interest but excludes any adjustment for nonperformance risk.

STORE Capital Corporation

Notes to Consolidated Financial Statements (Continued)

December 31, 2012

6. Income Taxes

        The Company's total current income tax (benefit) expense from continuing operations was as follows (in thousands):

	Year Ended December 31 2012	Inception (May 17, 2011) Through December 31 2011
Federal income tax (benefit) expense	$(2)	$4
State income tax expense	72	1

Total current income tax (benefit) expense	$70	$5

        There was no current income tax expense attributable to discontinued operations for the years ended December 31, 2012 and 2011. The federal income tax expense is attributable to the Company's taxable REIT subsidiary. The Company's deferred income tax expense and its ending balance in deferred tax assets and liabilities were immaterial at December 31, 2012 and 2011.

        The Company files federal, state and local income tax returns. All returns filed since the Company's inception in 2011 remain subject to examination. The Company has net operating loss carryforwards for income tax purposes of $1.5 million at both December 31, 2012 and 2011. These losses are available to reduce future taxable income or distribution requirements until they expire in 2031.

        Management of the Company determines whether any tax positions taken or expected to be taken meet the "more-likely-than-not" threshold of being sustained by the applicable federal, state or local tax authority. As of December 31, 2012 and 2011, management concluded that there is no tax liability relating to uncertain income tax positions. The Company's policy is to recognize interest related to any underpayment of income taxes as interest expense and to recognize any penalties as operating expenses. There was no accrual for interest or penalties at December 31, 2012 and 2011.

        The Company began paying cash dividends in 2012. For federal income tax purposes, dividends can consist of ordinary income, capital gains, return of capital, or a combination thereof. For the year ended December 31, 2012, preferred dividends paid were characterized for tax as ordinary income.

        For the year ended December 31, 2012, common stock dividends were characterized for tax as follows (in thousands):

Ordinary income	$10,333
Capital gain	18

Total	$10,351

        Of the remaining $1.897 million in dividends declared in 2012, for tax purposes $0.046 million is treated as compensation to holders of unvested restricted stock and $1.851 million will be treated as distributions in 2013.

STORE Capital Corporation

Notes to Consolidated Financial Statements (Continued)

December 31, 2012

7. Stockholders' Equity

        As of December 31, 2012, the Company has received all of the initial $503.0 million, capital commitment from its largest common stockholder, STORE Holding. In December 2012, the Company received an additional capital contribution of $1.2 million from STORE Holding. As of December 31, 2012 and 2011, STORE Holding held 25,210,765 and 11,199,500, respectively, of the Company's common shares outstanding. During the year ended December 31, 2012, the Company declared cash dividends totaling $12.2 million; of this amount, $6.6 million is payable on January 15, 2013 to its common stockholders of record on December 31, 2012. In December 2011, the Company declared a stock dividend of 4,976.56 shares for each share of common stock outstanding at the time; no cash dividends were declared in 2011.

        The Company issued 125 shares of 12.5% Series A Cumulative Non-Voting Preferred Stock (Preferred Stock) at a price of $1,000 per share on January 6, 2012. Preferred stockholders are entitled to receive, when and as authorized by the Board of Directors, cumulative preferential cash dividends at the rate of 12.5% per annum per share, payable semi-annually in arrears. The Company is current in its obligations to pay dividends on the Preferred Stock. The Company may redeem the Preferred Stock at any time, for cash, at a redemption price of $1,000 per share plus all accrued and unpaid dividends, subject to a $100 per share redemption premium through December 31, 2013. In the event of any liquidation, dissolution or winding up of the affairs of the Company, the preferred stockholders are entitled to be paid a liquidation preference of $1,000 per share plus the $100 per share redemption premium, if applicable, before any distribution of assets is made to holders of the Company's common stock.

8. Long-Term Incentive Plan

        In June 2012, the Company's Board of Directors established the STORE Capital Corporation 2012 Long-Term Incentive Plan (the 2012 Plan) which permits the issuance of up to 620,000 shares of common stock. The 2012 Plan allows for awards of restricted stock and other awards and performance-based grants to officers, directors and key employees of the Company.

        The following summarizes the restricted stock granted pursuant to the 2012 Plan:

	Number of Shares	Weighted Average Share Price
Restricted shares granted	87,290	$20.00

Non-vested restricted shares, December 31, 2012	87,290	$20.00

        The restricted shares will vest ratably in February of each year from 2013 through 2016. As of December 31, 2012, there have been no restricted shares vested, forfeited or repurchased.

        The Company estimates the fair value of restricted stock at the date of grant and recognizes that amount in expense over the vesting period as the greater of the amount amortized on a straight-line basis or the amount vested. We valued the restricted stock based on the per-share offering price of our common stock issued in our initial private offering. Compensation expense for share-based payments totaled $356,000 for the year ended December 31, 2012 and is included in general and administrative expenses.

STORE Capital Corporation

Notes to Consolidated Financial Statements (Continued)

December 31, 2012

8. Long-Term Incentive Plan (Continued)

        At December 31, 2012, STORE Capital had $1.4 million of unrecognized compensation cost related to non-vested share-based compensation arrangements which will be recognized through February 2016, and 532,710 shares remaining available for grant under the 2012 Plan.

9. Income from Discontinued Operations

        Periodically, the Company may sell real estate properties it owns. Gains and losses from any such dispositions of properties and all operations from these properties are required to be reclassified as discontinued operations, net of tax, in the consolidated statements of operations. As a result of this reporting requirement, each time a property is sold or classified as an asset held for sale, the operations of such property, including any previously reported as part of continuing operations, are reclassified into discontinued operations. This presentation has no impact on net income or cash flow. Amounts reclassified to discontinued operations, which include the impact of dispositions through September 30, 2013, are summarized below (in thousands):

	Year Ended December 31 2012	Inception (May 17, 2011) Through December 31 2011
Revenues	$263	$639
Expenses:
General and administrative	6	6
Depreciation and amortization	6	13

Total expenses	12	19

Income from discontinued real estate investments	251	620
Gain (loss) on the sale of real estate investments	180	(41)

Income from discontinued operations	$431	$579

10. Commitments and Contingencies

        In the normal course of business, the Company enters into various types of commitments to purchase real estate properties. These commitments are generally subject to the Company's customary due diligence process and, accordingly, a number of specific conditions must be met before the Company is obligated to purchase the properties. At the time the Company purchases a property, the Company may also agree to fund future improvements to the property. As of December 31, 2012, the Company had approximately $10.2 million of commitments to fund improvements to real estate properties previously acquired.

        The Company entered into a lease agreement with an unrelated third party for its corporate office space that will expire in June 2018. The monthly rent expense is approximately $18,000; during the periods ended December 31, 2012 and 2011, total rent expense was $220,000 and $37,000, respectively. At December 31, 2012, the Company's minimum rental commitment under all noncancelable operating

STORE Capital Corporation

Notes to Consolidated Financial Statements (Continued)

December 31, 2012

10. Commitments and Contingencies (Continued)

leases was approximately $205,000 in 2013, $227,000 in 2014, $249,000 in 2015, $258,000 in 2016, $268,000 in 2017 and $135,000 thereafter.

        The Company has employment agreements with each of its executive officers. At the end of the three-year term in May 2014, the employment agreements will automatically extend for an additional year annually thereafter unless terminated by either party. The agreements provide for minimum annual base salaries and maximum annual cash bonuses in the amount of 100% of the base salaries. The agreements also provide for annual equity incentive bonuses under the Company's long-term incentive plan (Note 8) based on achieving certain performance targets. In the event an executive officer is terminated without cause, each employment agreement provides that the Company is liable for a lump-sum severance payment in an amount equal to the executive's base salary plus target cash bonus and other termination benefits.

        In October 2011, the Company adopted a defined contribution retirement savings plan qualified under Section 401(a) of the Internal Revenue Code (the 401(k) Plan). The 401(k) Plan is available to full-time employees who have completed at least six months of service with the Company. STORE Capital provides a matching contribution in cash, up to a maximum of 4% of compensation, which vests immediately. The matching contributions made by the Company totaled approximately $109,000 and $30,000 during 2012 and 2011, respectively.

11. Fair Value Measurements

        Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). The hierarchy described below prioritizes inputs to the valuation techniques used in measuring the fair value of assets and liabilities. This hierarchy maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring the most observable inputs to be used when available. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

  •
  Level 1—Quoted market prices in active markets for identical assets and liabilities that the Company has the ability to access.

  •
  Level 2—Significant inputs that are observable, either directly or indirectly. These types of inputs would include quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets in inactive markets and market-corroborated inputs.

  •
  Level 3—Inputs that are unobservable and significant to the overall fair value measurement of the assets or liabilities. These types of inputs include the Company's own assumptions.

        The assets and liabilities that are required to be measured at fair value in the Company's consolidated financial statements are summarized below.

STORE Capital Corporation

Notes to Consolidated Financial Statements (Continued)

December 31, 2012

11. Fair Value Measurements (Continued)

        The following table sets forth the Company's financial liabilities that were accounted for at fair value on a recurring basis (in thousands):

		Fair Value Hierarchy Level
	Fair Value
		Level 1	Level 2	Level 3
December 31, 2012
Derivatives:
Interest rate swaps	$861	$—	$861	$—
December 31, 2011
Derivatives:
Interest rate swap	$256	$—	$256	$—

        Derivatives are measured under a market approach, using prices obtained from a nationally recognized pricing service and pricing models with market observable inputs such as interest rates and equity index levels. These measurements are classified as Level 2 within the fair value hierarchy. At both December 31, 2012 and 2011, the fair value of the derivative instruments was an unrealized loss and was recorded as a liability and in accumulated other comprehensive loss.

        In addition to the disclosures for assets and liabilities required to be measured at fair value at the balance sheet date, companies are required to disclose the estimated fair values of all financial instruments, even if they are not carried at their fair value. The fair values of financial instruments are estimates based upon market conditions and perceived risks at December 31, 2012. These estimates require management's judgment and may not be indicative of the future fair values of the assets and liabilities.

        Financial assets and liabilities for which the carrying values approximate their fair values include cash and cash equivalents, restricted cash and escrow deposits, accounts receivable and accounts payable. Generally these assets and liabilities are short-term in duration and are recorded at fair value on the consolidated balance sheet. The Company believes that the carrying value of its secured credit facilities approximate fair value based upon their nature, terms and variable interest rate. Additionally, the Company believes the carrying values of its fixed-rate loan receivables and unsecured revolving credit facility approximate fair values based on market quotes for comparable instruments or discounted cash flow analysis using estimates of the amount and timing of future cash flows, market rates and credit spreads.

        The estimated fair values of the non-recourse debt obligations of consolidated special purpose entities have been derived based on market observable inputs such as interest rates and discounted cash flow analyses using estimates of the amount and timing of future cash flows, market rates and credit spreads. These measurements are classified as Level 2 of the fair value hierarchy. At December 31, 2012, the Company's non-recourse debt obligations of consolidated special purpose entities had a carrying value of $306.6 million and an estimated fair value of $320.4 million. At December 31, 2011, the Company's non-recourse debt obligations of consolidated special purpose entities had a carrying and fair value of $13.5 million.

STORE Capital Corporation

Notes to Consolidated Financial Statements (Continued)

December 31, 2012

12. Subsequent Events

        Subsequent to December 31, 2012 through December 31, 2013, the Company acquired real estate investments totaling $837.0 million, issued $633.0 million of non-recourse, net-lease mortgage notes (Note 4), and received capital contributions from STORE Holding totaling $293.7 million representing 12,270,833 shares.

 STORE Capital Corporation
Schedule III—Real Estate and Accumulated Depreciation
(Dollars in thousands)

Descriptions(a)					Initial Cost to Company(a)		Costs Capitalized Subsequent to Acquisition		Gross amount at December 31, 2012(b)(c)
Tenant Industry	City	St	Encumbrances		Land & Improvements	Building & Improvements	Land & Improvements	Building & Improvements	Land & Improvements	Building & Improvements	Total	Accumulated Depreciation(d)(e)	Date Constructed	Date Acquired
Restaurants	Benson	MN		(f)	$187	$627	$—	$—	$187	$627	$814	$(41)	1987	07/29/2011
Restaurants	Glencoe	MN		(f)	369	772	—	—	369	772	1,141	(51)	1986	07/29/2011
Restaurants	Little Falls	MN		(f)	456	803	—	—	456	803	1,259	(62)	1983	07/29/2011
Restaurants	Minneapolis	MN		(f)	243	590	—	—	243	590	833	(37)	1996	07/29/2011
Restaurants	Sauk Rapids	MN		(f)	224	887	—	—	224	887	1,111	(49)	1996	07/29/2011
Restaurants	Staples	MN		(f)	213	729	—	—	213	729	942	(45)	1987	07/29/2011
Restaurants	Wadena	MN		(f)	171	732	—	—	171	732	903	(41)	1980	07/29/2011
Restaurants	Valley City	ND		(f)	217	676	—	—	217	676	893	(48)	1984	07/29/2011
Restaurants	Wahpeton	ND		(f)	314	589	—	—	314	589	903	(39)	1987	07/29/2011
Restaurants	Mobridge	SD		(f)	336	517	—	—	336	517	853	(49)	1993	07/29/2011
Furniture stores	Austin	TX		(f)	2,212	3,600	—	—	2,212	3,600	5,812	(142)	2006	09/02/2011
Furniture stores	Live Oak	TX		(f)	1,885	3,927	—	—	1,885	3,927	5,812	(150)	2005	09/02/2011
Furniture stores	New Braunfels	TX		(f)	1,692	6,926	—	—	1,692	6,926	8,618	(350)	1995	09/02/2011
Furniture stores	San Antonio	TX		(f)	2,361	3,952	—	—	2,361	3,952	6,313	(157)	2006	09/02/2011
Restaurants	Florence	AL		(f)	398	540	—	—	398	540	938	(29)	1994	09/08/2011
Restaurants	Vestavia	AL		(f)	310	354	—	—	310	354	664	(19)	1972	09/08/2011
Restaurants	Jacksonville	FL		(f)	310	325	—	—	310	325	635	(18)	1982	09/08/2011
Restaurants	Bainbridge	GA		(f)	147	381	—	—	147	381	528	(21)	1989	09/08/2011
Restaurants	Winder	GA		(f)	348	366	—	—	348	366	714	(25)	1986	09/08/2011
Restaurants	Evansville	IN		(f)	226	380	—	—	226	380	606	(24)	1988	09/08/2011
Restaurants	Louisville	KY		(f)	310	383	—	—	310	383	693	(24)	1973	09/08/2011
Restaurants	Florissant	MO		(f)	460	400	—	—	460	400	860	(24)	1981	09/08/2011
Restaurants	Jackson	MS		(f)	253	460	—	—	253	460	713	(25)	1993	09/08/2011
Restaurants	Jackson	MS		(f)	225	342	—	—	225	342	567	(18)	1983	09/08/2011
Restaurants	Cincinnati	OH		(f)	148	467	—	—	148	467	615	(26)	1987	09/08/2011
Restaurants	Owasso	OK		(f)	275	301	—	—	275	301	576	(17)	1986	09/08/2011
Restaurants	Tulsa	OK		(f)	209	328	—	—	209	328	537	(23)	1977	09/08/2011
Restaurants	Antioch	TN		(f)	391	264	—	—	391	264	655	(17)	1978	09/08/2011
Restaurants	Clarksville	TN		(f)	239	425	—	—	239	425	664	(24)	1993	09/08/2011
Restaurants	Knoxville	TN		(f)	371	323	—	—	371	323	694	(19)	1987	09/08/2011
Restaurants	Princeton	WV		(f)	246	408	—	—	246	408	654	(22)	1977	09/08/2011
Industrial	Delaware	OH	—		308	479	—	—	308	479	787	(24)	1969	09/27/2011
Industrial	Hillsboro	OR	—		879	167	—	—	879	167	1,046	(13)	1965	09/27/2011
Industrial	Stayton	OR	—		2,254	2,526	—	—	2,254	2,526	4,780	(123)	1985	09/27/2011
Family entertainment	Webster	TX		(f)	2,135	6,355	—	—	2,135	6,355	8,490	(246)	2007	09/30/2011
Other retail stores	McAllen	TX		(f)	1,490	2,220	—	—	1,490	2,220	3,710	(133)	1955	10/07/2011
Other retail stores	Pharr	TX		(f)	699	1,362	—	—	699	1,362	2,061	(76)	1989	10/07/2011
Early childhood education centers	Laveen	AZ		(f)	1,427	3,012	—	245	1,427	3,257	4,684	(113)	2008	10/07/2011
Early childhood education centers	Maricopa	AZ		(f)	2,212	4,080	—	—	2,212	4,080	6,292	(153)	2008	10/07/2011
Early childhood education centers	Mesa	AZ	—		2,011	3,706	—	—	2,011	3,706	5,717	(139)	2008	10/07/2011
Restaurants	Canton	GA		(f)	1,101	973	—	—	1,101	973	2,074	(47)	1998	10/17/2011
Restaurants	Fayetteville	GA		(f)	1,155	1,210	—	—	1,155	1,210	2,365	(64)	2004	10/17/2011
Restaurants	Ft. Oglethorpe	GA		(f)	957	986	—	—	957	986	1,943	(56)	2003	10/17/2011
Restaurants	Stockbridge	GA		(f)	1,135	1,276	—	—	1,135	1,276	2,411	(65)	2000	10/17/2011
Restaurants	Camby	IN		(f)	636	1,297	—	—	636	1,297	1,933	(59)	2008	10/17/2011
Restaurants	Greenwood	IN		(f)	518	1,196	—	—	518	1,196	1,714	(71)	2005	10/17/2011
Restaurants	Georgetown	KY		(f)	727	1,076	—	—	727	1,076	1,803	(81)	2002	10/17/2011
Restaurants	Owensboro	KY		(f)	585	1,427	—	—	585	1,427	2,012	(63)	1996	10/17/2011
Restaurants	Charlotte	NC		(f)	737	1,087	—	—	737	1,087	1,824	(56)	2000	10/17/2011
Restaurants	Greensboro	NC		(f)	626	1,039	—	—	626	1,039	1,665	(52)	2004	10/17/2011

Descriptions(a)					Initial Cost to Company(a)		Costs Capitalized Subsequent to Acquisition		Gross amount at December 31, 2012(b)(c)
Tenant Industry	City	St	Encumbrances		Land & Improvements	Building & Improvements	Land & Improvements	Building & Improvements	Land & Improvements	Building & Improvements	Total	Accumulated Depreciation(d)(e)	Date Constructed	Date Acquired
Restaurants	Dayton	OH		(f)	1,369	1,357	—	—	1,369	1,357	2,726	(45)	1998	10/17/2011
Restaurants	Springdale	OH		(f)	1,286	897	—	—	1,286	897	2,183	(49)	1996	10/17/2011
Restaurants	Cookeville	TN		(f)	1,528	1,511	—	—	1,528	1,511	3,039	(63)	1994	10/17/2011
Restaurants	Knoxville	TN		(f)	1,161	1,221	—	—	1,161	1,221	2,382	(77)	2003	10/17/2011
Restaurants	Harrisonburg	VA		(f)	468	1,067	—	—	468	1,067	1,535	(87)	2003	10/17/2011

Restaurants	Panama City	FL			230	1,451	—	—	230	1,451	1,681	(51)	2001	10/17/2011
Restaurants	Augusta	GA			853	1,148	—	—	853	1,148	2,001	(64)	1997	10/17/2011
Restaurants	Cumming	GA			1,375	946	—	—	1,375	946	2,321	(65)	1998	10/17/2011
Restaurants	Lawrenceville	GA			985	879	—	—	985	879	1,864	(53)	1996	10/17/2011
Restaurants	Snellville	GA			1,954	927	—	—	1,954	927	2,881	(77)	1998	10/17/2011
Restaurants	Frankfort	KY			955	916	—	—	955	916	1,871	(41)	1998	10/17/2011
Restaurants	Lexington	KY			533	1,148	—	—	533	1,148	1,681	(69)	1988	10/17/2011
Restaurants	Louisville	KY	$20,177		1,217	1,028	—	—	1,217	1,028	2,245	(56)	1993	10/17/2011
Restaurants	Mansfield	OH			725	1,156	—	—	725	1,156	1,881	(50)	2003	10/17/2011
Restaurants	Charleston	SC			889	1,245	—	—	889	1,245	2,134	(54)	2001	10/17/2011
Restaurants	Cleveland	TN			1,169	1,346	—	—	1,169	1,346	2,515	(51)	1996	10/17/2011
Restaurants	Goodlettsville	TN			933	1,191	—	—	933	1,191	2,124	(69)	1988	10/17/2011
Restaurants	Lebanon	TN			1,037	1,134	—	—	1,037	1,134	2,171	(59)	1997	10/17/2011
Restaurants	Morristown	TN			803	1,578	—	—	803	1,578	2,381	(60)	2000	10/17/2011
Restaurants	Lynchburg	VA			903	1,078	—	—	903	1,078	1,981	(72)	2001	10/17/2011

Restaurants	Bradenton	FL		(f)	785	276	—	—	785	276	1,061	(38)	1984	10/19/2011
Restaurants	Sarasota	FL		(f)	848	410	—	—	848	410	1,258	(51)	1981	10/19/2011
Motor vehicle service	Prescott Valley	AZ		(f)	241	259	—	—	241	259	500	(12)	2003	11/01/2011
Motor vehicle service	Snowflake	AZ		(f)	276	134	—	—	276	134	410	(7)	1998	11/01/2011
Restaurants	Davenport	IA		(f)	1,613	2,210	—	—	1,613	2,210	3,823	(119)	2003	11/07/2011
Restaurants	Eagan	MN		(f)	1,481	2,958	—	—	1,481	2,958	4,439	(109)	1998	11/07/2011
Health clubs	Edinburg	TX		(f)	865	4,109	—	—	865	4,109	4,974	(170)	1994	11/18/2011
Health clubs	McAllen	TX		(f)	1,423	1,540	—	—	1,423	1,540	2,963	(60)	2004	11/18/2011
Health clubs	Mission	TX		(f)	692	2,408	—	—	692	2,408	3,100	(86)	2000	11/18/2011
Movie theaters	Owasso	OK		(f)	986	3,926	—	—	986	3,926	4,912	(169)	1992	12/16/2011
Industrial	Troy	MI		(f)	510	2,388	—	—	510	2,388	2,898	(133)	1962	12/22/2011
Pet care and boarding	Erlanger	KY		(f)	604	1,809	—	—	604	1,809	2,413	(75)	2000	12/22/2011
Pet care and boarding	Louisville	KY		(f)	492	2,022	—	—	492	2,022	2,514	(78)	2003	12/22/2011
Pet care and boarding	Cincinnati	OH		(f)	547	1,967	—	—	547	1,967	2,514	(80)	2005	12/22/2011
Restaurants	Snyder	TX		(f)	177	740	—	—	177	740	917	(32)	1974	12/22/2011
Industrial	Elk Grove Village	IL		(f)	854	1,460	—	—	854	1,460	2,314	(59)	1964	12/29/2011
Industrial	Wheeling	IL		(f)	1,463	3,064	—	—	1,463	3,064	4,527	(126)	1966	12/29/2011
Movie theaters	Vancouver	WA		(f)	1,644	5,792	—	—	1,644	5,792	7,436	(193)	2005	12/29/2011
Early childhood education centers	Blue Ash	OH		(f)	739	2,464	—	—	739	2,464	3,203	(75)	1979	12/30/2011
Early childhood education centers	Franklin	TN		(f)	1,782	2,422	—	—	1,782	2,422	4,204	(106)	2010	12/30/2011
Restaurants	Leadington	MO		(f)	494	499	—	—	494	499	993	(25)	1978	12/30/2011
Restaurants	St. Louis	MO		(f)	395	393	—	—	395	393	788	(16)	1977	12/30/2011
Restaurants	Marietta	OH		(f)	435	676	—	—	435	676	1,111	(33)	1986	12/30/2011
Restaurants	Salem	OH		(f)	205	676	—	—	205	676	881	(29)	1969	12/30/2011
Restaurants	Warren	OH		(f)	328	612	—	—	328	612	940	(29)	1988	12/30/2011
Restaurants	McKees Rocks	PA		(f)	556	692	—	—	556	692	1,248	(31)	1984	12/30/2011
Restaurants	Pittsburgh	PA		(f)	364	440	—	—	364	440	804	(19)	1989	12/30/2011
Restaurants	Clinton	TN		(f)	454	653	—	—	454	653	1,107	(32)	1984	12/30/2011
Restaurants	Greeneville	TN		(f)	566	491	—	—	566	491	1,057	(27)	1985	12/30/2011
Restaurants	Knoxville	TN		(f)	405	702	—	—	405	702	1,107	(36)	1986	12/30/2011
Restaurants	Knoxville	TN		(f)	775	734	—	—	775	734	1,509	(34)	1979	12/30/2011
Restaurants	Maryville	TN		(f)	542	414	—	—	542	414	956	(22)	1983	12/30/2011
Restaurants	Newport	TN		(f)	484	623	—	—	484	623	1,107	(34)	1987	12/30/2011
Restaurants	Wichita Falls	TX		(f)	198	491	—	—	198	491	689	(23)	1984	12/30/2011
Restaurants	Wichita Falls	TX		(f)	253	535	—	—	253	535	788	(25)	1986	12/30/2011

Descriptions(a)					Initial Cost to Company(a)		Costs Capitalized Subsequent to Acquisition		Gross amount at December 31, 2012(b)(c)
Tenant Industry	City	St	Encumbrances		Land & Improvements	Building & Improvements	Land & Improvements	Building & Improvements	Land & Improvements	Building & Improvements	Total	Accumulated Depreciation(d)(e)	Date Constructed	Date Acquired
Restaurants	New Martinsville	WV		(f)	269	475	—	—	269	475	744	(22)	1978	12/30/2011
Restaurants	Parkersburg	WV		(f)	245	461	—	—	245	461	706	(20)	1987	12/30/2011
Restaurants	Parkersburg	WV		(f)	769	301	—	—	769	301	1,070	(17)	1986	12/30/2011
Restaurants	Wheeling	WV		(f)	357	714	—	—	357	714	1,071	(34)	1986	12/30/2011
Family entertainment	Frisco	TX		(f)	3,705	5,109	—	—	3,705	5,109	8,814	(160)	2008	01/27/2012
Family entertainment	Lubbock	TX		(f)	2,056	6,658	—	—	2,056	6,658	8,714	(205)	2007	01/27/2012
Colleges and professional schools	Fresno	CA		(f)	2,063	1,984	—	—	2,063	1,984	4,047	(81)	1966	02/29/2012
Colleges and professional schools	Rancho Cordova	CA		(f)	3,108	3,587	—	—	3,108	3,587	6,695	(119)	1984	02/29/2012
Colleges and professional schools	Roseville	CA		(f)	3,352	5,941	—	—	3,352	5,941	9,293	(188)	1999	02/29/2012

Colleges and professional schools	Milpitas	CA	12,857		5,749	8,840	—	—	5,749	8,840	14,589	(231)	1987	02/29/2012
Colleges and professional schools	Stockton	CA			1,789	3,557	—	—	1,789	3,557	5,346	(126)	1990	02/29/2012

Movie theaters	Bethlehem	GA		(f)	1,888	5,168	—	—	1,888	5,168	7,056	(127)	2011	03/15/2012
Restaurants	Cherryville	NC		(f)	461	650	—	—	461	650	1,111	(19)	2005	03/28/2012
Restaurants	Denver	NC		(f)	557	533	—	—	557	533	1,090	(16)	1987	03/28/2012
Restaurants	Hudson	NC		(f)	215	996	—	—	215	996	1,211	(22)	1984	03/28/2012
Restaurants	Marion	NC		(f)	322	637	—	—	322	637	959	(18)	1999	03/28/2012
Restaurants	Richfield	NC		(f)	361	720	—	—	361	720	1,081	(21)	2007	03/28/2012
Restaurants	West Jefferson	NC		(f)	357	854	—	—	357	854	1,211	(24)	1996	03/28/2012
Early childhood education centers	Arlington	TX		(f)	183	574	—	—	183	574	757	(24)	1984	03/30/2012
Early childhood education centers	Cedar Hill	TX		(f)	285	569	—	—	285	569	854	(24)	1984	03/30/2012
Early childhood education centers	Grand Prairie	TX		(f)	292	581	—	—	292	581	873	(25)	1985	03/30/2012
Early childhood education centers	Haltom City	TX		(f)	362	415	—	—	362	415	777	(18)	1985	03/30/2012
Early childhood education centers	Watauga	TX		(f)	174	622	—	—	174	622	796	(26)	1986	03/30/2012
Restaurants	Naperville	IL		(f)	1,869	3,154	—	—	1,869	3,154	5,023	(67)	2011	03/30/2012
Restaurants	Wheeling	IL		(f)	824	2,441	—	—	824	2,441	3,265	(46)	2008	03/30/2012
Furniture stores	Tacoma	WA		(g)	2,264	3,319	—	818	2,264	4,137	6,401	(73)	1994	04/20/2012
Pet care and boarding	Dayton	OH		(f)	574	1,937	—	—	574	1,937	2,511	(50)	2008	04/30/2012
Early childhood education centers	Tucson	AZ		(f)	2,637	4,157	—	—	2,637	4,157	6,794	(120)	2008	05/08/2012
Furniture stores	Tucson	AZ		(f)	1,371	4,170	—	—	1,371	4,170	5,541	(98)	2003	05/10/2012
Restaurants	Troy	MI		(f)	1,503	2,506	—	—	1,503	2,506	4,009	(42)	2012	05/15/2012
Restaurants	Graham	TX		(f)	212	581	—	—	212	581	793	(21)	1998	05/15/2012
Movie theaters	Ardmore	OK		(f)	1,302	3,095	—	—	1,302	3,095	4,397	(63)	2008	05/17/2012
Restaurants	Carrollton	GA		(f)	467	627	—	—	467	627	1,094	(15)	1980	05/18/2012
Restaurants	Cedartown	GA		(f)	319	502	—	—	319	502	821	(12)	1981	05/18/2012
Restaurants	College Park	GA		(f)	918	227	—	—	918	227	1,145	(5)	1973	05/18/2012
Restaurants	Dalton	GA		(f)	337	483	—	—	337	483	820	(11)	1980	05/18/2012
Restaurants	Decatur	GA		(f)	378	484	—	—	378	484	862	(17)	1981	05/18/2012
Restaurants	Lithonia	GA		(f)	469	706	—	—	469	706	1,175	(23)	1979	05/18/2012
Restaurants	Macon	GA		(f)	379	715	—	—	379	715	1,094	(23)	1975	05/18/2012
Restaurants	McDonough	GA		(f)	304	719	—	—	304	719	1,023	(17)	2001	05/18/2012
Restaurants	Riverdale	GA		(f)	241	873	—	—	241	873	1,114	(29)	1976	05/18/2012
Restaurants	Savannah	GA		(f)	422	946	—	—	422	946	1,368	(22)	1973	05/18/2012
Restaurants	Ooltewah	TN		(f)	458	687	—	—	458	687	1,145	(16)	1999	05/18/2012
Health clubs	Kansas City	MO		(g)	1,259	895	28	1,510	1,287	2,405	3,692	(33)	2007	05/24/2012
Restaurants	Franklin	NC		(f)	573	1,087	—	—	573	1,087	1,660	(28)	2008	05/24/2012
Restaurants	Morganton	NC		(f)	1,125	708	—	—	1,125	708	1,833	(17)	2002	05/24/2012
Restaurants	Rockingham	NC		(f)	1,111	870	—	—	1,111	870	1,981	(21)	2005	05/24/2012
Restaurants	Aiken	SC		(f)	1,009	974	—	—	1,009	974	1,983	(25)	2006	05/24/2012
Restaurants	Rock Hill	SC		(f)	1,121	778	—	—	1,121	778	1,899	(19)	2004	05/24/2012
Health clubs	Richland	WA		(f)	1,758	7,296	—	—	1,758	7,296	9,054	(132)	2012	06/12/2012
Early childhood education centers	Pearland	TX		(g)	1,345	6,258	—	—	1,345	6,258	7,603	(95)	2011	06/20/2012
Restaurants	Aiken	SC		(g)	547	1,587	—	—	547	1,587	2,134	(27)	2009	06/21/2012
Early childhood education centers	South Elgin	IL		(g)	574	2,508	—	—	574	2,508	3,082	(37)	2009	06/27/2012
Early childhood education centers	Sicklerville	NJ		(g)	403	2,527	—	—	403	2,527	2,930	(36)	2008	06/27/2012
Early childhood education centers	Collegeville	PA		(g)	546	2,182	—	—	546	2,182	2,728	(32)	2008	06/27/2012

Descriptions(a)					Initial Cost to Company(a)		Costs Capitalized Subsequent to Acquisition		Gross amount at December 31, 2012(b)(c)
Tenant Industry	City	St	Encumbrances		Land & Improvements	Building & Improvements	Land & Improvements	Building & Improvements	Land & Improvements	Building & Improvements	Total	Accumulated Depreciation(d)(e)	Date Constructed	Date Acquired
Early childhood education centers	Woodbridge	VA		(g)	777	2,204	—	—	777	2,204	2,981	(40)	2002	06/27/2012
Health clubs	Fairfield	CA		(g)	1,564	1,949	—	—	1,564	1,949	3,513	(29)	1978	06/27/2012
Restaurants	Altamonte Springs	FL		(g)	438	—	—	—	438	—	438	—	1978	06/27/2012
Restaurants	Apopka	FL		(g)	550	—	—	—	550	—	550	—	1988	06/27/2012
Restaurants	Fort Pierce	FL		(g)	153	—	—	—	153	—	153	—	1979	06/27/2012
Restaurants	Jacksonville	FL		(g)	550	—	—	—	550	—	550	—	1986	06/27/2012
Restaurants	Jacksonville	FL		(g)	234	—	—	—	234	—	234	—	1985	06/27/2012
Restaurants	Jacksonville	FL		(g)	326	—	—	—	326	—	326	—	1981	06/27/2012
Restaurants	Jacksonville	FL		(g)	275	—	—	—	275	—	275	—	1980	06/27/2012
Restaurants	Jacksonville	FL		(g)	285	—	—	—	285	—	285	—	1982	06/27/2012
Restaurants	Kissimmee	FL		(g)	601	—	—	—	601	—	601	—	1981	06/27/2012
Restaurants	Lake City	FL		(g)	224	—	—	—	224	—	224	—	1978	06/27/2012
Restaurants	Merritt Island	FL		(g)	316	—	—	—	316	—	316	—	1983	06/27/2012
Restaurants	Orange Park	FL		(g)	326	—	—	—	326	—	326	—	1985	06/27/2012
Restaurants	Orlando	FL		(g)	285	—	—	—	285	—	285	—	1981	06/27/2012
Restaurants	Palatka	FL		(g)	1,110	—	—	—	1,110	—	1,110	—	1997	06/27/2012
Restaurants	Plant City	FL		(g)	621	—	—	—	621	—	621	—	1988	06/27/2012
Restaurants	Sanford	FL		(g)	407	—	—	—	407	—	407	—	1986	06/27/2012
Restaurants	Tallahassee	FL		(g)	306	—	—	—	306	—	306	—	1978	06/27/2012
Restaurants	Fairview Heights	IL		(g)	326	—	—	—	326	—	326	—	1986	06/27/2012
Restaurants	Monroe	LA		(g)	266	—	—	—	266	—	266	—	1998	06/27/2012
Restaurants	West Monroe	LA		(g)	511	—	—	—	511	—	511	—	2000	06/27/2012
Restaurants	Brookhaven	MS		(g)	337	—	—	—	337	—	337	—	1979	06/27/2012
Restaurants	Byram	MS		(g)	306	—	—	—	306	—	306	—	1993	06/27/2012
Restaurants	Canton	MS		(g)	133	—	—	—	133	—	133	—	1991	06/27/2012
Restaurants	Clarksdale	MS		(g)	276	—	—	—	276	—	276	—	1979	06/27/2012
Restaurants	Cleveland	MS		(g)	—	—	—	—	—	—	—	—	1991	06/27/2012
Restaurants	Clinton	MS		(g)	337	—	—	—	337	—	337	—	1994	06/27/2012
Restaurants	McComb	MS		(g)	337	—	—	—	337	—	337	—	1985	06/27/2012
Restaurants	Starkville	MS		(g)	184	—	—	—	184	—	184	—	1991	06/27/2012
Restaurants	Tupelo	MS		(g)	317	—	—	—	317	—	317	—	1990	06/27/2012

Grocery stores	Alabaster	AL			487	2,872	—	—	487	2,872	3,359	(53)	1985	06/29/2012
Grocery stores	Atmore	AL			292	1,568	—	—	292	1,568	1,860	(29)	1990	06/29/2012
Grocery stores	Brewton	AL			234	1,625	—	—	234	1,625	1,859	(30)	1990	06/29/2012
Grocery stores	Enterprise	AL			744	2,045	—	—	744	2,045	2,789	(41)	1987	06/29/2012
Grocery stores	Luverne	AL	14,852		234	1,425	—	—	234	1,425	1,659	(26)	1992	06/29/2012
Grocery stores	Muscle Shoals	AL			561	2,089	—	—	561	2,089	2,650	(39)	1982	06/29/2012
Grocery stores	Troy	AL			511	2,209	—	—	511	2,209	2,720	(43)	1984	06/29/2012
Grocery stores	Albany	GA			628	2,571	—	—	628	2,571	3,199	(47)	1992	06/29/2012
Grocery stores	Milledgeville	GA			652	2,317	—	—	652	2,317	2,969	(44)	1994	06/29/2012

Recreational vehicle dealers	Oklahoma City	OK		(g)	5,451	3,275	—	581	5,451	3,856	9,307	(179)	1997	06/29/2012
Health clubs	Visalia	CA	3,524		1,382	4,928	—	—	1,382	4,928	6,310	(96)	1975	07/06/2012
Restaurants	Alpharetta	GA		(g)	866	3,520	—	—	866	3,520	4,386	(53)	2001	07/17/2012
Restaurants	Newnan	GA		(g)	1,114	1,847	—	—	1,114	1,847	2,961	(32)	2005	07/17/2012
Restaurants	Peachtree City	GA		(g)	1,280	1,750	—	—	1,280	1,750	3,030	(34)	1999	07/17/2012
Restaurants	Suwanee	GA		(g)	1,325	1,954	—	—	1,325	1,954	3,279	(33)	2006	07/17/2012
Restaurants	Suwanee	GA		(g)	1,168	1,624	—	—	1,168	1,624	2,792	(29)	2005	07/17/2012
Restaurants	Huntersville	NC		(g)	1,654	1,147	—	—	1,654	1,147	2,801	(17)	2000	07/17/2012
Restaurants	South St. Paul	MN		(g)	357	499	—	211	357	710	1,067	(13)	1987	07/19/2012
Elementary and secondary schools	Scottsdale	AZ		(g)	3,729	6,288	—	—	3,729	6,288	10,017	(97)	1991	07/25/2012
Home furnishings stores	Dayton	OH		(g)	369	1,318	—	—	369	1,318	1,687	(22)	1996	07/26/2012
Home furnishings stores	Fairborn	OH		(g)	418	872	—	—	418	872	1,290	(14)	2006	07/26/2012
Home furnishings stores	Heath	OH		(g)	818	1,171	—	—	818	1,171	1,989	(17)	2004	07/26/2012
Pet care and boarding	Columbus	OH		(g)	853	1,655	—	—	853	1,655	2,508	(30)	2012	07/27/2012

Descriptions(a)					Initial Cost to Company(a)		Costs Capitalized Subsequent to Acquisition		Gross amount at December 31, 2012(b)(c)
Tenant Industry	City	St	Encumbrances		Land & Improvements	Building & Improvements	Land & Improvements	Building & Improvements	Land & Improvements	Building & Improvements	Total	Accumulated Depreciation(d)(e)	Date Constructed	Date Acquired
Movie theaters	Corpus Christi	TX			5,954	9,373	—	—	5,954	9,373	15,327	(170)	1995	08/21/2012
Movie theaters	Forney	TX			2,740	2,904	—	—	2,740	2,904	5,644	(42)	2006	08/21/2012
Movie theaters	Fort Worth	TX	25,873		3,105	7,677	—	—	3,105	7,677	10,782	(106)	2010	08/21/2012
Movie theaters	Irving	TX			1,976	1,172	—	—	1,976	1,172	3,148	(21)	1995	08/21/2012
Movie theaters	Rio Grande City	TX			1,933	3,196	—	—	1,933	3,196	5,129	(45)	2008	08/21/2012

Restaurants	Hancock	MD		(g)	490	347	—	—	490	347	837	(6)	1987	08/29/2012
Restaurants	Chambersburg	PA		(g)	539	666	—	—	539	666	1,205	(10)	1989	08/29/2012
Restaurants	Greencastle	PA		(g)	767	638	—	—	767	638	1,405	(10)	1986	08/29/2012

Early childhood education centers	Gilbert	AZ			453	1,639	—	—	453	1,639	2,092	(16)	1996	08/30/2012
Early childhood education centers	Gilbert	AZ			393	1,699	—	—	393	1,699	2,092	(16)	2002	08/30/2012
Early childhood education centers	Phoenix	AZ	6,500		877	2,311	—	—	877	2,311	3,188	(25)	2003	08/30/2012
Early childhood education centers	Phoenix	AZ			595	2,094	—	—	595	2,094	2,689	(21)	2006	08/30/2012

Early childhood education centers	Plainfield	IL		(g)	390	699	—	—	390	699	1,089	(7)	2008	09/07/2012
Recreational vehicle dealers	Garner	NC		(g)	2,163	342	—	—	2,163	342	2,505	(21)	1997	09/13/2012
Recreational vehicle dealers	Hope Mills	NC		(g)	1,446	1,454	—	—	1,446	1,454	2,900	(25)	1993	09/13/2012
Movie theaters	Savoy	IL		(g)	2,764	3,552	—	—	2,764	3,552	6,316	(35)	1990	09/25/2012
Restaurants	Lumberton	NC		(g)	676	451	—	—	676	451	1,127	(5)	1999	09/25/2012
Restaurants	Morehead City	NC		(g)	559	507	—	—	559	507	1,066	(6)	1995	09/25/2012
Restaurants	Morrisville	NC		(g)	891	235	—	—	891	235	1,126	(3)	1999	09/25/2012
Restaurants	Roanoke Rapids	NC		(g)	464	471	—	—	464	471	935	(5)	1998	09/25/2012
Restaurants	Rocky Mount	NC		(g)	593	403	—	—	593	403	996	(5)	1994	09/25/2012
Restaurants	Smithfield	NC		(g)	702	384	—	—	702	384	1,086	(5)	1998	09/25/2012
Restaurants	Wilson	NC		(g)	631	304	—	—	631	304	935	(4)	2001	09/25/2012
Restaurants	Charleston	WV		(g)	496	399	—	—	496	399	895	(4)	2004	09/25/2012
Restaurants	Martinsburg	WV		(g)	609	256	—	—	609	256	865	(2)	2003	09/25/2012
Early childhood education centers	Columbus	OH		(g)	937	1,135	—	—	937	1,135	2,072	(12)	1992	09/28/2012

Furniture stores	Fairfield	CA	6,400		2,618	2,633	—	—	2,618	2,633	5,251	(24)	2006	10/01/2012
Furniture stores	Rohnert Park	CA			2,115	3,362	—	—	2,115	3,362	5,477	(30)	2006	10/01/2012

Early childhood education centers	Oak Creek	WI		(g)	781	1,657	—	—	781	1,657	2,438	(14)	2009	10/02/2012
Restaurants	Coral Springs	FL		(g)	827	1,182	—	—	827	1,182	2,009	(11)	1995	10/05/2012
Restaurants	Florida City	FL		(g)	1,039	1,111	—	—	1,039	1,111	2,150	(11)	2004	10/05/2012
Restaurants	Miami	FL		(g)	1,421	789	—	—	1,421	789	2,210	(8)	1996	10/05/2012
Restaurants	Sunrise	FL		(g)	1,075	1,065	—	—	1,075	1,065	2,140	(11)	1994	10/05/2012
Restaurants	Wheeling	IL	—		1,116	1,091	—	—	1,116	1,091	2,207	(11)	2007	10/05/2012
Restaurants	Auburn	IN		(g)	750	1,420	—	—	750	1,420	2,170	(16)	2000	10/05/2012
Restaurants	Fort Wayne	IN		(g)	946	1,335	—	—	946	1,335	2,281	(13)	1993	10/05/2012
Restaurants	Fort Wayne	IN		(g)	964	1,337	—	—	964	1,337	2,301	(13)	1993	10/05/2012
Restaurants	Fort Wayne	IN		(g)	1,239	1,614	—	—	1,239	1,614	2,853	(15)	2002	10/05/2012
Restaurants	Goshen	IN		(g)	639	1,451	—	—	639	1,451	2,090	(16)	1999	10/05/2012
Restaurants	Granger	IN		(g)	778	1,222	—	—	778	1,222	2,000	(13)	1995	10/05/2012
Restaurants	Portage	IN		(g)	555	1,374	—	—	555	1,374	1,929	(14)	1999	10/05/2012
Restaurants	Schererville	IN		(g)	543	1,356	—	—	543	1,356	1,899	(14)	1992	10/05/2012
Restaurants	South Bend	IN		(g)	675	1,394	—	—	675	1,394	2,069	(14)	1999	10/05/2012
Restaurants	Valparaiso	IN		(g)	507	1,502	—	—	507	1,502	2,009	(15)	1995	10/05/2012
Restaurants	Fremont	OH		(g)	728	1,443	—	—	728	1,443	2,171	(14)	2000	10/05/2012
Restaurants	Lima	OH		(g)	765	1,576	—	—	765	1,576	2,341	(15)	1996	10/05/2012
Restaurants	Lima	OH		(g)	755	1,536	—	—	755	1,536	2,291	(15)	2005	10/05/2012
Restaurants	Maumee	OH		(g)	657	1,684	—	—	657	1,684	2,341	(16)	1995	10/05/2012
Restaurants	Northwood	OH		(g)	615	1,716	—	—	615	1,716	2,331	(17)	2004	10/05/2012
Restaurants	Toledo	OH		(g)	754	1,587	—	—	754	1,587	2,341	(16)	1995	10/05/2012
Early childhood education centers	Bradenton	FL		(g)	545	2,149	—	—	545	2,149	2,694	(15)	1982	10/19/2012
Restaurants	Chicago	IL		(g)	504	3,959	—	—	504	3,959	4,463	(19)	1886	10/29/2012
Restaurants	Chicago	IL		(g)	900	2,410	—	—	900	2,410	3,310	(19)	1923	10/29/2012
Restaurants	Chicago	IL		(g)	810	5,559	—	—	810	5,559	6,369	(22)	2008	10/29/2012
Restaurants	Baton Rouge	LA		(g)	700	162	—	—	700	162	862	(2)	2005	11/09/2012

Descriptions(a)					Initial Cost to Company(a)		Costs Capitalized Subsequent to Acquisition		Gross amount at December 31, 2012(b)(c)
Tenant Industry	City	St	Encumbrances		Land & Improvements	Building & Improvements	Land & Improvements	Building & Improvements	Land & Improvements	Building & Improvements	Total	Accumulated Depreciation(d)(e)	Date Constructed	Date Acquired
Restaurants	Baton Rouge	LA		(g)	742	212	—	—	742	212	954	(2)	2005	11/09/2012
Restaurants	Breaux Bridge	LA		(g)	678	643	—	—	678	643	1,321	(7)	1996	11/09/2012
Restaurants	Denham	LA		(g)	831	444	—	—	831	444	1,275	(5)	2001	11/09/2012
Restaurants	Donaldsonville	LA		(g)	327	562	—	—	327	562	889	(6)	1981	11/09/2012
Restaurants	Gonzales	LA		(g)	547	599	—	—	547	599	1,146	(5)	1981	11/09/2012
Restaurants	Gonzales	LA		(g)	617	419	—	—	617	419	1,036	(4)	1996	11/09/2012
Restaurants	Kentwood	LA		(g)	243	600	—	—	243	600	843	(4)	2006	11/09/2012
Restaurants	Larose	LA		(g)	418	756	—	—	418	756	1,174	(8)	1986	11/09/2012
Restaurants	Port Vincent	LA		(g)	692	207	—	—	692	207	899	(2)	2006	11/09/2012
Restaurants	Prairieville	LA		(g)	724	165	—	—	724	165	889	(2)	1995	11/09/2012
Restaurants	Walker	LA		(g)	508	776	—	—	508	776	1,284	(8)	2001	11/09/2012
Colleges and professional schools	Denver	CO		(g)	5,201	8,925	—	—	5,201	8,925	14,126	(25)	1962	11/21/2012
Scientific research	Columbia	MO	—		807	13,794	—	—	807	13,794	14,601	(27)	2008	11/29/2012
Restaurants	Orland Park	IL		(g)	1,267	4,320	—	—	1,267	4,320	5,587	(10)	2005	11/30/2012
Early childhood education centers	Cincinnati	OH		(g)	1,074	1,610	—	—	1,074	1,610	2,684	(5)	2001	12/10/2012
Early childhood education centers	Powell	OH		(g)	1,102	1,602	—	—	1,102	1,602	2,704	(5)	1998	12/10/2012
Early childhood education centers	Manassas	VA		(g)	938	2,580	—	—	938	2,580	3,518	(8)	2005	12/10/2012
Restaurants	Dalton	GA		(g)	418	1,133	—	—	418	1,133	1,551	(4)	1984	12/11/2012
Restaurants	Chattanooga	TN		(g)	426	984	—	—	426	984	1,410	(3)	1984	12/11/2012
Restaurants	East Ridge	TN		(g)	481	807	—	—	481	807	1,288	(3)	1982	12/11/2012
Restaurants	Abilene	TX		(g)	593	2,023	—	—	593	2,023	2,616	(7)	1961	12/11/2012
Furniture stores	Lancaster	PA		(g)	1,034	—	—	—	1,034	—	1,034	—	1999	12/13/2012
Furniture stores	Wilkes Barre	PA		(g)	827	—	—	—	827	—	827	—	1997	12/13/2012
Health clubs	Mesa	AZ	—		1,112	3,684	—	—	1,112	3,684	4,796	—	2003	12/20/2012
Health clubs	Scottsdale	AZ	—		2,029	4,716	—	—	2,029	4,716	6,745	—	2003	12/20/2012
Restaurants	Mobile	AL	—		853	1,201	—	—	853	1,201	2,054	—	1993	12/27/2012
Restaurants	Mobile	AL	—		815	1,061	—	—	815	1,061	1,876	—	1985	12/27/2012
Restaurants	Destin	FL	—		695	1,104	—	—	695	1,104	1,799	—	1991	12/27/2012
Restaurants	Lakeland	FL	—		2,150	1,128	—	—	2,150	1,128	3,278	—	2009	12/27/2012
Restaurants	Champaign	IL	—		931	854	—	—	931	854	1,785	—	2004	12/27/2012
Restaurants	Decatur	IL	—		559	615	—	—	559	615	1,174	—	2005	12/27/2012
Restaurants	Dekalb	IL	—		615	747	—	—	615	747	1,362	—	2000	12/27/2012
Restaurants	Effingham	IL	—		514	717	—	—	514	717	1,231	—	2003	12/27/2012
Restaurants	Morton	IL	—		554	856	—	—	554	856	1,410	—	1999	12/27/2012
Restaurants	Rockford	IL	—		925	250	—	—	925	250	1,175	—	1999	12/27/2012
Restaurants	Skokie	IL	—		737	1,189	—	—	737	1,189	1,926	—	2000	12/27/2012
Restaurants	Clarksville	IN		(g)	814	1,369	—	—	814	1,369	2,183	—	1978	12/27/2012
Restaurants	Evansville	IN	—		1,000	1,690	—	—	1,000	1,690	2,690	—	1974	12/27/2012
Restaurants	Merrillville	IN		(g)	981	1,795	—	—	981	1,795	2,776	—	1979	12/27/2012
Restaurants	Emporia	KS		(g)	730	1,541	—	—	730	1,541	2,271	—	1998	12/27/2012
Restaurants	Topeka	KS		(g)	783	2,054	—	—	783	2,054	2,837	—	1992	12/27/2012
Restaurants	Florence	KY		(g)	1,161	1,290	—	—	1,161	1,290	2,451	—	2004	12/27/2012
Restaurants	Louisville	KY		(g)	1,127	1,577	—	—	1,127	1,577	2,704	—	1973	12/27/2012
Restaurants	Louisville	KY		(g)	1,122	1,415	—	—	1,122	1,415	2,537	—	1974	12/27/2012
Restaurants	Richmond	KY	—		668	887	—	—	668	887	1,555	—	1970	12/27/2012
Restaurants	Maryville	MO		(g)	682	1,727	—	—	682	1,727	2,409	—	2005	12/27/2012
Restaurants	Concord	NC	—		1,138	957	—	—	1,138	957	2,095	—	2000	12/27/2012
Restaurants	Greensboro	NC	—		1,104	1,491	—	—	1,104	1,491	2,595	—	1976	12/27/2012
Restaurants	Columbus	NE		(g)	628	1,401	—	—	628	1,401	2,029	—	2002	12/27/2012
Restaurants	Grand Island	NE		(g)	749	1,922	—	—	749	1,922	2,671	—	1999	12/27/2012
Restaurants	Hastings	NE	—		903	1,175	—	—	903	1,175	2,078	—	2012	12/27/2012
Restaurants	Kearney	NE		(g)	718	2,236	—	—	718	2,236	2,954	—	2002	12/27/2012
Restaurants	Lincoln	NE		(g)	672	1,539	—	—	672	1,539	2,211	—	1993	12/27/2012
Restaurants	Lincoln	NE		(g)	726	1,775	—	—	726	1,775	2,501	—	1999	12/27/2012
Restaurants	Dayton	OH		(g)	960	1,088	—	—	960	1,088	2,048	—	2003	12/27/2012
Restaurants	Ada	OK	—		1,252	1,438	—	—	1,252	1,438	2,690	—	2006	12/27/2012
Restaurants	Altus	OK	—		732	1,147	—	—	732	1,147	1,879	—	2005	12/27/2012

Descriptions(a)					Initial Cost to Company(a)		Costs Capitalized Subsequent to Acquisition		Gross amount at December 31, 2012(b)(c)
Tenant Industry	City	St	Encumbrances		Land & Improvements	Building & Improvements	Land & Improvements	Building & Improvements	Land & Improvements	Building & Improvements	Total	Accumulated Depreciation(d)(e)	Date Constructed	Date Acquired
Restaurants	Ardmore	OK		(g)	946	1,539	—	—	946	1,539	2,485	—	1998	12/27/2012
Restaurants	Duncan	OK	—		785	1,245	—	—	785	1,245	2,030	—	2012	12/27/2012
Restaurants	Lawton	OK	—		923	1,258	—	—	923	1,258	2,181	—	1996	12/27/2012
Restaurants	Myrtle Beach	SC	—		1,117	1,223	—	—	1,117	1,223	2,340	—	1978	12/27/2012
Restaurants	Chattanooga	TN	—		898	2,070	—	—	898	2,070	2,968	—	1966	12/27/2012
Restaurants	Goodlettsville	TN		(g)	969	1,616	—	—	969	1,616	2,585	—	1973	12/27/2012
Restaurants	Hermitage	TN	—		763	1,128	—	—	763	1,128	1,891	—	1989	12/27/2012
Restaurants	Memphis	TN		(g)	1,244	1,580	—	—	1,244	1,580	2,824	—	2002	12/27/2012
Restaurants	Nashville	TN		(g)	979	1,319	—	—	979	1,319	2,298	—	1978	12/27/2012
Restaurants	Nashville	TN		(g)	626	2,270	—	—	626	2,270	2,896	—	1910	12/27/2012
Restaurants	Amarillo	TX	—		927	1,330	—	—	927	1,330	2,257	—	1995	12/27/2012
Restaurants	Amarillo	TX	—		934	1,002	—	—	934	1,002	1,936	—	2004	12/27/2012
Restaurants	Lubbock	TX	—		1,289	808	—	—	1,289	808	2,097	—	1994	12/27/2012
Restaurants	Lubbock	TX	—		739	962	—	—	739	962	1,701	—	2005	12/27/2012
Restaurants	Cheyenne	WY	—		1,594	1,710	—	—	1,594	1,710	3,304	—	1992	12/27/2012
Restaurants	Evansville	WY		(g)	932	1,569	—	—	932	1,569	2,501	—	1999	12/27/2012
Restaurants	Gillette	WY		(g)	1,322	1,990	—	—	1,322	1,990	3,312	—	2001	12/27/2012
Restaurants	Laramie	WY		(g)	923	1,081	—	—	923	1,081	2,004	—	1996	12/27/2012
Recreational vehicle dealers	Liberty Lake	WA	2,823		2,458	2,687	—	—	2,458	2,687	5,145	—	2006	12/28/2012
Restaurants	Omaha	NE		(g)	920	1,324	—	—	920	1,324	2,244	—	2005	12/28/2012
Restaurants	Edmond	OK	—		371	295	—	—	371	295	666	—	1990	12/28/2012
Restaurants	Oklahoma City	OK	—		507	556	—	—	507	556	1,063	—	1999	12/28/2012
Restaurants	Oklahoma City	OK	—		186	390	—	—	186	390	576	—	1984	12/28/2012
Restaurants	Oklahoma City	OK	—		500	603	—	—	500	603	1,103	—	1968	12/28/2012
Restaurants	Oklahoma City	OK	—		398	427	—	—	398	427	825	—	1995	12/28/2012
Restaurants	Oklahoma City	OK	—		291	385	—	—	291	385	676	—	1997	12/28/2012
Restaurants	Oklahoma City	OK	—		271	404	—	—	271	404	675	—	2000	12/28/2012
Restaurants	Yukon	OK	—		408	426	—	—	408	426	834	—	2002	12/28/2012
Restaurants	Bartlett	TN		(g)	1,182	1,297	—	—	1,182	1,297	2,479	—	1998	12/28/2012
Restaurants	Huntingdon	TN	—		132	956	—	—	132	956	1,088	—	1989	12/28/2012
Restaurants	Paris	TN	—		383	686	—	—	383	686	1,069	—	1981	12/28/2012
Restaurants	Richlands	VA	—		275	1,023	—	—	275	1,023	1,298	—	1990	12/28/2012
Restaurants	Wise	VA	—		371	1,207	—	—	371	1,207	1,578	—	1983	12/28/2012
Restaurants	Welch	WV	—		542	997	—	—	542	997	1,539	—	1984	12/28/2012
Restaurants	Jonesboro	GA	—		477	664	—	—	477	664	1,141	—	2000	12/31/2012
Restaurants	Lawrenceville	GA	—		675	447	—	—	675	447	1,122	—	2000	12/31/2012
Restaurants	Altoona	IA	—		368	468	—	—	368	468	836	—	1995	12/31/2012
Restaurants	Ankeny	IA	—		423	474	—	—	423	474	897	—	1986	12/31/2012
Restaurants	Boone	IA	—		308	538	—	—	308	538	846	—	1974	12/31/2012
Restaurants	Des Moines	IA	—		419	901	—	—	419	901	1,320	—	2003	12/31/2012
Restaurants	Des Moines	IA	—		382	555	—	—	382	555	937	—	2008	12/31/2012
Restaurants	Des Moines	IA	—		250	536	—	—	250	536	786	—	1991	12/31/2012
Restaurants	West Des Moines	IA	—		366	652	—	—	366	652	1,018	—	2010	12/31/2012
Restaurants	West Des Moines	IA	—		490	628	—	—	490	628	1,118	—	1995	12/31/2012

			$93,006		$319,891	$539,135	$28	$3,365	$319,919	$542,500	$862,419	$(11,811)

(a)
As of December 31, 2012, we had investments in 370 single-tenant real estate property locations including 368 owned properties and 2 ground lease interests. Initial costs exclude intangible lease assets totaling $7.8 million.

(b)
The aggregate cost for federal income tax purposes is approximately $867.2 million

(c)	The following is a reconciliation of total real estate carrying value for the year ended December 31, 2012 and for the period from inception (May 17,2011) through December 31, 2011:

	Year ended December 31, 2012	Period from inception through December 31, 2011
Balance, beginning of period	$228,987	$—
Additions
Acquisitions	635,187	271,190
Improvements	3,393
Deductions
Cost of real estate sold	(5,148)	(42,203)

Balance, end of period	$862,419	$228,987

(d)	The following is a reconciliation of accumulated depreciation for the year ended December 31, 2012 and for the period from inception (May 17, 2011) through December 31, 2011:

	Year ended December 31, 2012	Period from inception through December 31, 2011
Balance, beginning of period	$(979)	$—
Additions
Depreciation expense	(10,851)	(979)
Deductions
Accumulated depreciation associated with real estate sold	19

Balance, end of period	$(11,811)	$(979)

(e)	The Company's real estate assets are depreciated using the straight-line method over the estimated useful lives of the properties, which generally ranges from 30 to 40 years for buildings and improvements and is 15 years for land improvements.
(f)	Property is collateral for non-recourse obligations of $213.6 million of STORE Master Funding I, LLC, a special purpose subsidiary
(g)	Property is collateral for borrowings totaling $160.7 million under the Company's secured credit facilities

STORE Capital Corporation
Schedule IV—Mortgage Loans on Real Estate
As of December 31, 2012
(Dollars in thousands)

Description	Interest Rate	Final Maturity Date	Periodic Payment Terms	Prior Liens	Outstanding face amount of mortgages	Carrying amount of mortgages(h)
Restaurant(a)	8.75%	7/1/2032	Principal & Interest(e)	None	$24,197	$24,525
Retail(b)	8.35%	1/1/2028	Principal & Interest(f)	None	3,800	3,903
Retail(c)	8.75% (d)	10/1/2022	Interest only until 10/1/14 then Principal & Interest(g)	None	7,875	7,917

					$35,872	$36,345

(a)
The mortage loan is secured by buildings and improvements to 29 properties located in Florida, Illinois, Louisiana and Mississippi.

(b)
The mortgage loan is secured by buildings and improvements to 2 properties located in Pennsylvania.

(c)
The mortgage loan is secured by 1 property located in Pennsylvania.

(d)
The interest rate on the loan increases to 9.41% in October 2017.

(e)
Balloon payment of $20.6 million at maturity.

(f)
Balloon payment of $3.5 million at maturity.

(g)
Balloon payment of $6.9 million at maturity. Prepayment penalty of at least 1% of the outstanding principal balance.

(h)
The aggregate cost for federal income tax purposes is $36.3 million.

        The following shows changes in the carrying amounts of mortgage loans receivable during the period (in thousands):

	Year ended December 31, 2012	Period from inception through December 31, 2011
Balance, beginning of period	$—	$—
Additions:
New mortgage loans	35,895	—
Other capitalized loan origination costs	482	—
Deductions:
Collections of principal	(23)	—
Amortization of loan origination costs	(9)	—

Balance, end of period	$36,345	$—

            Shares

Common Stock

        Until                        , 2014 (25 days after the date of this prospectus), all dealers that effect transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31.    Other Expenses of Issuance and Distribution.

        The following table itemizes the expenses incurred by us in connection with the issuance and registration of the securities being registered hereunder. All amounts shown are estimates except for the SEC registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and the             listing fee.

SEC Registration Fee	$	*
FINRA Filing Fee		*
Listing Fees		*
Accounting Fees and Expenses		*
Legal Fees and Expenses		*
Printing Fees and Expenses		*
Transfer Agent and Registrar Fees		*
Miscellaneous		*

Total	$	*

*
To be furnished by amendment.

        We will bear all of the expenses shown above.

Item 32.    Sales to Special Parties.

        None.

Item 33.    Recent Sales of Unregistered Securities.

        During the past three years, we have issued and sold the following unregistered securities:

          (1)   On May 19, 2011, in connection with our formation, we issued 2,250 shares of our common stock to our parent, STORE Holding Company, LLC, or STORE Holding, at a purchase price of $1,000.00 per share.

          (2)   On December 28, 2011, we issued a total of 11,197,250 shares of our common stock to STORE Holding in the form of a stock dividend consisting of 4,976.56 shares of common stock issued for each share of common stock outstanding.

          (3)   On January 6, 2012, we issued 125 shares in a Regulation D private placement of our 12.5% Series A Cumulative Non-Voting Preferred Stock for an aggregate purchase price of $125,000. The purchasers of the securities were 125 individual non-affiliates who each qualified as accredited investors.

          (4)   On May 3, 2012, June 14, 2012 and June 28, 2012, we issued an aggregate of 6,500,000 shares of our common stock to STORE Holding in exchange for an aggregate of $130,000,000 of additional capital contributions from STORE Holding, at a price of $20.00 per share.

          (5)   On June 28, 2012, we issued an aggregate of 87,290 shares of restricted common stock to members of our management and other employees of the company for an aggregate purchase price of $872.90 pursuant to awards granted under our 2012 Long-Term Incentive Plan.

          (6)   On July 26, 2012, October 30, 2012, November 6, 2012, December 19, 2012 and December 27, 2012, we issued an aggregate of 7,511,265 shares of our common stock to STORE

  Holding in exchange for an aggregate of $150,225,300 of additional capital contributions from STORE Holding, at a price of $20.00 per share.

          (7)   On January 31, 2013, we issued an aggregate of 137,007 shares of restricted common stock to members of our management and other employees of the company for an aggregate purchase price of $1,370.07 pursuant to awards granted under our 2012 Long-Term Incentive Plan. Of the restricted shares that were issued, 1,154 were forfeited on March 29, 2013.

          (8)   On February 8, 2013, we issued 187,500 shares of our common stock to STORE Holding in exchange for $3,750,000 of additional capital contributions from STORE Holding, at a price of $20.00 per share.

          (9)   On March 15, 2013, March 25, 2013, May 15, 2013, October 28, 2013, November 25, 2013 and December 26, 2013, we issued an aggregate of 12,083,333 shares of our common stock to STORE Holding in exchange for an aggregate of $289,999,992 of additional capital contributions from STORE Holding, at a price of $24.00 per share.

        The issuances of securities set forth above did not involve a public offering and were made in reliance on the exemptions provided by Section 4(2) of the Securities Act of 1933, Rule 701 promulgated thereunder, and Rule 506 under Regulation D promulgated thereunder. No underwriters were involved in any of these issuances of securities. The proceeds from these issuances of securities were used for property acquisitions, working capital and other general corporate purposes.

Item 34.    Indemnification of Directors and Officers.

        Maryland law permits us to include a provision in our charter limiting the liability of our directors and officers to us and our stockholders for money damages, except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty that is established by a final judgment and which is material to the cause of action. Our charter contains a provision that eliminates our directors' and officers' liability to the maximum extent permitted by Maryland law.

        The MGCL requires us (unless our charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made a party by reason of his or her service in that capacity. The MGCL permits us to indemnify our present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or certain other capacities unless it is established that:

  •
  the act or omission of the director or officer was material to the matter giving rise to the proceeding and (a) was committed in bad faith or (b) was the result of active and deliberate dishonesty;

  •
  the director or officer actually received an improper personal benefit in money, property or services; or

  •
  in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

        Under the MGCL, we may not indemnify a director or officer in a suit by us or in our right in which the director or officer was adjudged liable to us or in a suit in which the director or officer was adjudged liable on the basis that personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by us or in our right, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

        In addition, the MGCL permits us to advance reasonable expenses to a director or officer upon our receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed if it is ultimately determined that the standard of conduct was not met.

        Our charter authorizes us to obligate ourselves, and our bylaws obligate us, to the maximum extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:

  •
  any present or former director or officer who is made or threatened to be made a party to, or witness in, a proceeding by reason of his or her service in that capacity; or

  •
  any individual who, while a director or officer of our company and at our request, serves or has served as a director, officer, partner, trustee, member or manager of another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or any other enterprise and who is made or threatened to be made a party to, or witness in, the proceeding by reason of his or her service in that capacity.

        Our charter and bylaws also permit us to indemnify and advance expenses to any individual who served any of our predecessors in any of the capacities described above and any employee or agent of us or any of our predecessors.

        We expect to enter into an indemnification agreement with each of our directors and executive officers that provide for indemnification to the maximum extent permitted by Maryland law. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 35.    Treatment of Proceeds from Stock Being Registered.

        Not applicable.

Item 36.    Financial Statements and Exhibits.

        (a)   Financial Statements. See Index to Financial Statements.

        (b)   Exhibits. The list of exhibits following the signature page of this registration statement is incorporated herein by reference.

Item 37.    Undertakings.

        The undersigned registrant hereby undertakes:

  1.
  That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

  2.
  That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

  a.
  Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

  b.
  Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

  c.
  The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

  d.
  Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

        The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

  1.
  For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  2.
  For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Scottsdale, State of Arizona, on this    day of                        , 2014.

STORE CAPITAL CORPORATION
By:	Christopher H. Volk, President and Chief Executive Officer

SIGNATURES AND POWER OF ATTORNEY

        Each person whose signature appears below constitutes and appoints Christopher H. Volk and Michael T. Bennett and each of them severally, as his or her true and lawful attorney-in-fact and agent, each acting along with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) and exhibits to the Registration Statement on Form S-11, and to any registration statement filed under SEC Rule 462, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the SEC, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Christopher H. Volk	Director, President and Chief Executive Officer (principal executive officer)	, 2014
Catherine Long	Executive Vice President, Chief Financial Officer (principal financial and accounting officer)	, 2014
Morton H. Fleischer	Chairman of the Board of Directors	, 2014
Mahesh Balakrishnan	Director	, 2014

Signature	Title	Date

Manish Desai	Director	, 2014
Ken Liang	Director	, 2014
Rajath Shourie	Director	, 2014
Derek Smith	Director	, 2014

EXHIBIT INDEX

Exhibit
1.1	*	Form of Underwriting Agreement

3.1	*	Articles of Incorporation of STORE Capital Corporation filed and dated May 17, 2011

3.2	*	Articles Supplementary of STORE Capital Corporation filed January 5, 2012

3.3	*	Bylaws of STORE Capital Corporation dated May 17, 2011

3.4	*	Form of Articles of Amendment and Restatement of STORE Capital Corporation, to be in effect upon the completion of this offering

3.5	*	Form of Amended and Restated Bylaws of STORE Capital Corporation, to be in effect upon the completion of this offering

4.1	*	Form of Common Stock Certificate of STORE Capital Corporation

4.2	*	Second Amended and Restated Master Indenture dated as of December 3, 2013, among STORE Master Funding I, LLC, STORE Master Funding II, LLC, STORE Master Funding III, LLC and STORE Master Funding IV, LLC, each a Delaware limited liability company, collectively as issuers, and Citibank, N.A., as indenture trustee, relating to Net-Lease Mortgage Notes

4.3	*	Series 2012-1 Indenture Supplement dated as of August 23, 2012, between STORE Master Funding I, LLC and Citibank, N.A., as indenture trustee

4.4	*	Series 2013-1 Indenture Supplement dated as of March 27, 2013, between STORE Master Funding I, LLC, STORE Master Funding II, LLC and Citibank, N.A., as indenture trustee

4.5	*	Series 2013-2 Indenture Supplement dated as of March 27, 2013, between STORE Master Funding I, LLC, STORE Master Funding II, LLC, STORE Master Funding III, LLC and Citibank, N.A., as indenture trustee

4.6	*	Series 2013-3 Indenture Supplement dated as of December 3, 2013, among STORE Master Funding I, LLC, STORE Master Funding II, LLC STORE Master Funding III, LLC and STORE Master Funding IV, LLC and Citibank, N.A., as indenture trustee

5.1	*	Opinion of Venable LLP regarding the legality of the common stock being registered

8.1	*	Opinion of Kutak Rock LLP regarding certain tax matters

10.1	*	Second Amended and Restated Property Management and Servicing Agreement dated as of December 3, 2013, among STORE Master Funding, LLC, STORE Master Funding II, LLC, STORE Master Funding III, LLC and STORE Mastering Funding IV, LLC, each a Delaware limited liability company, collectively as issuers, STORE Capital Corporation, a Maryland corporation, as property manager and special servicer, and Midland Loan Services, Inc., a Delaware corporation, as back-up manager

10.2	*	Form of Stockholders Agreement among STORE Capital Corporation and the persons named therein, to be in effect upon completion of this offering

10.3	*	Form of Registration Rights Agreement among STORE Capital Corporation and the persons named therein, to be in effect upon the completion of this offering

10.4	*	Form of Indemnification Agreement between STORE Capital Corporation and each of its directors and executive officers

10.5	*†	STORE Capital Corporation Director Compensation Program

Exhibit
10.6	*†	STORE Capital Corporation 2012 Long-Term Incentive Award Plan

10.7	*†	Form of 2012 Long-Term Incentive Award Plan Restricted Stock Award Grant Notice and Agreement

10.8	*†	Employment Agreement among STORE Capital Corporation, STORE Capital Advisors, LLC and Christopher H. Volk

10.9	*†	Employment Agreement among STORE Capital Corporation, STORE Capital Advisors, LLC and Michael T. Bennett

10.10	*†	Employment Agreement among STORE Capital Corporation, STORE Capital Advisors, LLC and Catherine Long

10.11	*†	Employment Agreement among STORE Capital Corporation, STORE Capital Advisors, LLC and Mary Fedewa

10.12	*†	Employment Agreement among STORE Capital Corporation, STORE Capital Advisors, LLC and Michael Zieg

10.13	*†	Employment Agreement among STORE Capital Corporation, STORE Capital Advisors, LLC and Christopher K. Burbach

10.14	*	Credit Agreement dated as of December 21, 2012, as amended, among STORE Capital Corporation, as Borrower, KeyBank National Association and the other Lenders that are a party thereto, as Lenders, KeyBank National Association, as Agent, and KeyBanc Capital Markets, as Sole Lead Arranger and Sole Book Runner

10.15	*	Second Amended and Restated Master Repurchase Agreement dated as of October 24, 2013, among Alpine Securitization Corp., Credit Suisse AD, Cayman Islands Branch, and GIFS Capital Company, LLC, as Buyers, Credit Suisse AG, New York Branch, as Agent, and STORE Capital Acquisitions, LLC, STORE SPE Securities Holding, LLC, and STORE SPE Warehouse Funding, LLC, as Sellers

21.1	*	List of Subsidiaries of STORE Capital Corporation

23.1	*	Consent of Ernst & Young LLP, independent auditors

23.2	*	Consent of Venable LLP (included in Exhibit 5.1)

23.3	*	Consent of Kutak Rock LLP (included in Exhibit 8.1)

24.1	*	Power of Attorney (on Signature Page of the Registration Statement)

*
To be filed by amendment.

†
Indicates management contract or compensatory plan.